Form 20-F
period 2020-12-31
Oriental Culture Holding LTD
filed 2021-04-30
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39734

Oriental Culture Holding, LTD.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 2, Youzishan Road, Dongba Street,
Gaochun District, Nanjing City, Jiangsu Province, China
(Address of Principal Executive Offices)

Yi Shao

Chief Executive Officer

No. 2, Youzishan Road, Dongba Street,
Gaochun District, Nanjing City, Jiangsu Province, China

Telephone: (86) 25 85766891

Email: ir@ocgroup.hk

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00005	OCG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 20,444,712 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

Introduction

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Oriental Culture”, “Registrant” and “OCG” refer to Oriental Culture Holding LTD., a company organized in the Cayman Islands, its predecessor entities, its subsidiaries, variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless indicated otherwise, references to:

“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this report only, Hong Kong special administrative region, Macau special administrative region and Taiwan;

“EIT” are to PRC enterprise income tax;

“HK$,” “HK dollars,” “HKD” are to the legal currency of the Hong Kong special administrative region;

“MOFCOM” are to the Ministry of Commerce of the PRC;

“Ordinary Share(s)” are our ordinary shares with a par value of US$0.00005 per share;

“RMB” and “Renminbi” refer to the legal currency of China;

“SAFE” are to the State Administration of Foreign Exchange;

“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

“VIE” are to variable interest entity; and

“WFOE” are to wholly foreign owned entity.

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollar. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2020, the exchange rate was RMB 6.52 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK$7.75 to $1.00 which is the unified exchange rate as quoted by the Federal Reserve.

We completed an initial public offering of our ordinary shares at an initial offering price of US$4.00 per share on December 17, 2020. Our ordinary shares, par value US$0.00005 per share, are traded on the Nasdaq Capital Market under the symbol “OCG.”

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

●	The demands for art and collectibles are unpredictable, which may cause significant variability in our results of operations.

●	Due to the nature of our business, valuable works of art are stored at our contracted facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.

●	System and network limitations or failures could harm our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

●	Substantial uncertainties exist with respect to the interpretation and implementation of the new China Securities Law and it may require additional approval from Chinese government authorities for listing and trading stocks in the U.S.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading business, our operation may be materially adversely effected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations and rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

●	The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years unless certain preferential tax policy of PRC is extended and the expiration or early termination of preferential tax treatment could negatively affect our financial results.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

●	We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

●	Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the collectibles and artwork trading and related services marketplace market in China;

●	fluctuations in interest rates;

●	our expectations as to collectability of the revenues from collectibles and artwork trades facilitated through our platform and our services to our customers;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with collectibles and artwork buyers and sellers;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors” and other sections in this report. You should thoroughly read this report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the online art and collectible marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed to this report, completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following selected consolidated statement of income and comprehensive income data for the years ended December 31, 2020 and 2019, selected consolidated balance sheet data as of December 31, 2020 and 2019, and selected consolidated cash flow data for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

The following table presents our selected consolidated statements of income and comprehensive income for the years indicated.

Selected Consolidated Statements of Income and Comprehensive Income:

	For the Years Ended December 31,
	2020	2019

Operating revenues	$17,438,802	$13,449,435

Cost of revenues	(2,642,163)	(1,329,877)

Gross Profit	14,796,639	12,119,558

Operating expenses:
Selling and marketing expenses	(6,004,883)	(675,230)
General and administrative expenses	(7,145,668)	(2,465,235)
Total operating expenses	(13,150,551)	(3,140,465)

Other income	402,019	108,779

Income before income taxes	2,048,107	9,087,872

Provision for income taxes	-	-

Net income	$2,048,107	$9,087,872

The following table presents our selected consolidated balance sheet as of December 2020 and 2019.

Selected Consolidated Balance Sheet Data:

	As of December 31,
	2020	2019

Current assets	$39,027,941	$12,229,929
Other assets	2,080,824	2,483,658
Total assets	41,108,765	14,713,587
Total liabilities	7,539,519	1,614,315
Total shareholders’ equity	$33,569,246	$13,099,272

The following table presents our selected consolidated cash flow data for the years indicated.

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2020	2019

Net cash provided by operating activities	$8,101,587	$9,559,467
Net cash used in investing activities	(11,769,294)	(1,438,760)
Net cash provided by (used in) financing activities	18,036,395	(853,579)
Effect of exchange rate on cash and cash equivalents	482,815	(99,315)
Net change in cash and cash equivalents	14,851,503	7,167,813
Cash and cash equivalents, beginning of year	9,184,671	2,016,858
Cash and cash equivalents, end of year	$24,036,174	$9,184,671

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in Hong Kong and China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business

We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

We launched our company in 2018 and have a limited operating history. The success of our business depends primarily on the number of collectibles and artwork products listed and traded on our platforms. Therefore, our ability to continue to attract customers to list, sell and buy collectibles and artwork products on our platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new products, services and markets, manage our growth while maintaining consistent and high-quality services, and make our platform more efficient and effective for our customers. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government, which have caused material negative impact on our business and results of operations. In addition, we originally planned to expand our business internationally, especially in the United States in 2020, including to sign a contract with a market service company in the United States to carry out a comprehensive brand promotion, and at the same time, to cooperate with American collectible and artwork agencies to select Western-themed collectibles and artworks for listing on our platform. Due to the outbreak of the pandemic in China and the U.S., we have to delay the implementation of our international market and business development plan as our management team is unable to travel to the U.S. visiting office spaces and meeting with our business partners until the travel restrictions are lifted and COVID-19 abates. Although most of the businesses in China have reopened and resumed now, the government authorities may issue new orders of office closure, travel and transportation restrictions due to the resurgence of the COVID-19, which will have material negative impact to our business and financial conditions.

As our business develops, or in response to competition, we may continue to introduce new services or make adjustments to our existing services, or make adjustments to our business model. In connection with the introduction of new services, or in response to general economic conditions, we may impose more stringent customer qualifications to ensure the quality of our customers, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to attract potential clients and educate them about the value of our services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth since our inception. Our net revenues increased from nil for the period from March 2018 (when we commenced our operations) to approximately $13.5 million for the year ended December 31, 2019 and approximately $17.5 million for year ended December 31, 2020. However, our historical growth rate and the limited history of our operations make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all. For example, our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 and actions taken by the government to contain the spread of the pandemic, especially during the first six months in 2020. The results of operations for the year of 2021 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic.

Although most of the businesses in China have reopened and resumed now, governmental authorities may issue new orders of office closures and/or travel and transportation restrictions due to the resurgence of the COVID-19, which will have a material negative impact on our business and financial conditions.

The global economy and the financial markets may negatively affect our business and clients, as well as the supply of and demand for works of art.

Our business is affected by global, national and local economic conditions since the services we provide are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending in China and Hong Kong. These factors include economic conditions and perceptions of such conditions by traders of collectibles and artwork, employment rates, the level of their disposable income, business conditions, interest rates, availability of credit and levels of taxation in regional and local markets. There can be no assurance that our services will not be adversely affected by changes in general economic conditions in China, Hong Kong and globally.

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. This crisis is like no other, the impact is large and there is continued severe uncertainty about the duration and intensity of its impacts. It is extremely uncertain about the China and global growth forecast, which could seriously affect people’s investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations.

The artwork and collectible markets are influenced over time by the overall strength and stability of the global economy and the financial markets, although this correlation may not be immediately evident. In addition, political conditions and world or health events such as resurgence of COVID-19 may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art and collectibles in the wake of economic uncertainty.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have an adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on the Company and its customers, logistics providers, network carriers and other channel partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect the Company’s business. Tariffs could increase the cost of the goods and products which could affect people’s discretionary spending level and adversely impact our business. Also, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect the Company’s business.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

The demands for art and collectibles are unpredictable, which may cause significant variability in our results of operations.

The demand for art is influenced not only by overall economic conditions, but also by changing trends in the art market as to which collecting categories and artists are most sought after and by the preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to obtain and sell consigned property, potentially causing significant variability in our results of operations from period to period.

A decline in trading volumes will decrease our trading revenues.

Trading volumes are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading such as office and warehouse closure and transportation restrictions imposed by the government due to the COVID-19, which could cause the lack of artwork products and collectibles being listed on our platform for trading, the level and volatility of interest rates, inflation, changes in price of collectibles and artwork and the overall level of investor confidence. In recent years, trading volumes across our markets have fluctuated depending on market conditions and other factors beyond our control. Because a significant percentage of our revenues are tied directly to the trading volumes on our markets, it is likely that a general decline in trading volumes would lower revenues and may adversely affect our operating results. Declines in trading volumes may also impact our market share or pricing structures and adversely affect our business and financial condition.

Due to the nature of our business, valuable works of art are stored at our contracted facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.

Valuable works of art are stored at our facilities. Although we maintain security measures at our premises, valuable collectibles and artwork may be subject to damage or theft. The damage or theft of valuable property despite these security measures could have a material adverse impact on our business and reputation.

System and network limitations or failures could harm our business.

Our businesses depend on the integrity and performance of the technology, computer and communications systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new services. These consequences could result in financial losses and decreased customer service and satisfaction. If trading volumes increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

The success of our business depends on our ability to market and advertise the services we provide effectively.

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, the benefits of using our trading platform to invest in collectibles and artwork, and that such investment is secure, we may not be able to attract new traders. Our marketing activities were disrupted due to travel restrictions and public gathering bans for large conferences and marketing events imposed by the government due to COVID-19 and they might face similar disruptions if there is a resurgence of COVID-19. Our marketing activities may not be successful in promoting our services or in retaining and increasing our trader base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

If we do not compete effectively, our results of operations could be harmed.

The art e-commerce industry is highly fragmented and competitive with relatively low entry barriers. We compete primarily on the basis of our technology, comprehensive customer service and brand recognition. Our competitors may compete with us in the following ways:

●	provide services that are similar to ours, or that are more attractive to customers than ours;

●	provide products and services we do not offer;

●	offer aggressive rebates to gain market share and to promote their businesses;

●	adapt at a faster rate to market conditions, new technologies and customer demands;

●	offer better, faster and more reliable technology; and

●	market, promote and provide their services more effectively.

Although we do not compete against other trading service providers solely based on prices, if our competitors offer their services at lower prices, we may be forced to provide aggressive discounts or rebates to our customers and our commission and fees may decrease. Reduction in commissions and fees without a commensurate reduction in expenses would lower our profitability.

In addition, there are over 10 art e-commerce platforms operating in Hong Kong, through which individual customers can open accounts and trade all kinds of artworks on those exchanges. Recently, certain Internet companies also launched art e-commerce trading services.

Some of these competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2020, there were over 60 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

Although some of our competitors may have greater financial resources or larger customer bases than we do, we believe that our proprietary technology platform, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in the fast evolving art e-commerce trading industry in the PRC.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Many of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their service offerings. Our competitors may also have longer operating histories, a more extensive client base, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive terms or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of our business, we may have to charge lower fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services and products could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

Our annual and interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our annual and interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in annual or interim results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of services and introduction of new services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	network outages or security breaches;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy, or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry and market conditions, including changes in Chinese or global business or macroeconomic conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

●	health epidemics or pandemics, such as the coronavirus outbreak (COVID-19) and government’s action to contain the spread of the pandemic.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $0.6 million in 2019 and $1.8 million in 2020. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Fraudulent activity in our marketplace could negatively impact our operating results, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activity both in our marketplace and associated with traders and third parties handling their information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either in our marketplace or associated with participants of our marketplace, could negatively impact our brand and reputation, reduce the volume of transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. We cannot assure you that any of our intellectual property rights will not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Our annual effective income tax rate can change significantly as a result of a combination of changes in our foreign earnings and other factors, including changes in tax laws or changes made by regulatory authorities.

Our consolidated effective income tax rate is equal to our total income tax expense (benefit) as a percentage of total book income (loss) before tax. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in statutory income tax rates and laws, as well as initiation of tax audits by local and foreign authorities, could impact the amount of income tax liability and income taxes we are required to pay. In addition, any fluctuation in the earnings (or losses) of the jurisdictions and assumptions used in the calculation of income taxes could have a significant effect on our consolidated effective income tax rate. Furthermore, our effective tax rate could increase if we are unable to generate sufficient future taxable income in certain jurisdictions, or if we are otherwise required to increase our valuation allowances against our deferred tax assets.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions, particularly in the People’s Republic of China and Hong Kong. In addition, tax authorities in any applicable jurisdiction, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. In the event any applicable tax authorities effectively sustained their positions which are different from our tax treatment of any of our transactions, it could have a significant adverse impact on our business, consolidated results of our operations as well as consolidated financial condition.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our service offerings to customers;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd. and Jinling Cultural Property Rights Exchange Co., Ltd., which are controlled or owned by Mr. Huajun Gao and/or Mr. Aimin Kong, each is a 11.98% beneficial shareholder of the Company, including providing technology services to these two companies and leasing an office space from Nanjing Culture and Artwork Property Exchange Co., Ltd. We also entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd., as online advertising service provider to promoting our collectibles and artworks. For the year ended December 31, 2020, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing and general and administrative expenses accounted for 20.3%, 0.7%, 1.2%, 65.7%, 29.4% and 2.8% of our total accounts payable, other payables, net revenues, cost of revenues and selling and marketing and general and administrative expenses, respectively. For the year ended December 31, 2019, our related parties accounts payable, other payables, net revenues, cost of revenues and selling and marketing and general and administrative expenses accounted for 38.4%, 8.1%, 1.9%, 45.7%, 18.5% and 17.3% of our total accounts payable, other payables, net revenues, cost of revenues and selling and marketing and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our shareholders with respect to the negotiation of, and certain other matters related to, our lease and technology services to such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Currently, our board of directors has authorized the audit committee to review and approve all related party transaction. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to investigation or sanctions by the SEC and the ordinary shares may not be able to remain listed on Nasdaq Capital Market.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, real estate, technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense in hiring and training their replacements, and the quality of our products and services could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world, including the U.S. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S.

Substantially all of our revenues and our sales are concentrated in China. Consequently, our results of operations have been materially adversely affected by the outbreak of COVID-19. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government, which have caused material negative impact on our business and results of operations. Although most of the businesses in China have reopened and resumed now, the government authorities may issue new orders of office closure, travel and transportation restrictions due to the resurgence of COVID-19. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices and warehouse, travel restrictions, cancellation of marketing and promotion activities and in person meetings or suspension of transportation of collectibles and artworks between our customers and our warehouse, which may materially adversely affect our financial condition and operating results;

●	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to market or invest in collectibles and artwork, which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant incentives to existing and potential customers, which may in turn materially adversely affect our financial condition and operating results;

●	the operations of our business partners, such as appraisal firms and express delivery companies have been and could continue to be negatively impacted by the further outbreak or resurgence of COVID-19, which may negatively impact our services to our customers, or result in loss of customers or disruption of our business, which may in turn materially adversely affect our financial condition and operating results;

●	many of our customers and business partners are individuals and small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to a pandemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak or resurgence of COVID-19, our revenues and business operations may be materially and adversely impacted;

●	the global stock markets have experienced, and may continue to experience, significant decline or volatility from the COVID-19 outbreak, which could materially adversely affect our stock price; and

The situation remains highly uncertain for any further outbreak or resurgence of the COVID-19. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control.

In general, our business could be materially adversely affected by the effects of epidemics or pandemic, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other outbreaks. In response to an epidemic or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from a severe condition may cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among the WFOE, our VIEs and the shareholders of our VIEs. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Taikun Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIEs, and the contractual arrangements among the WFOE, our VIEs and the shareholders of our VIEs are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Taikun Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the market survey service business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from the WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

●	restricting or prohibiting our use of the proceeds of financings to fund our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our VIE structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all of the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the Act was signed into public law by the President of the United States. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, SEC announced it has adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

The enactment of the Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York City, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018. However, the recent developments would add uncertainties to our listing and trading on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”) and Jiangsu Yanggu’s current management to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner, or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational levels. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements or if any physical instruments, such as chops and seals of our VIE, are used without our authorization to enter into contractual arrangements in China, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Forty percent of the equity interests of Jiangsu Yanggu are held by Aimin Kong and Huajun Gao. Their interests in Jiangsu Yanggu may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entities, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Jiangsu Yanggu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Jiangsu Yanggu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the major shareholders of Jiangsu Yanggu, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the WFOE, our wholly-owned subsidiary in China, our consolidated VIEs in China, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing the WFOE’s tax expenses. In addition, if the WFOE requests that the shareholders of our VIEs transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our VIEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if one or more of the entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold certain assets that are material to the operation of our business, including domain names and equipment for our online trading platform. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated VIEs’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated VIEs or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Almost all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required licensing in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the new China Securities Law and it may require additional approval from Chinese government authorities for listing and trading stocks in the U.S.

On December 28, 2019, the 15th Meeting of the Standing Committee of the 13th National People’s Congress approved revisions to the Securities Law of the People’s Republic of China (the “2019 Securities Law”), which has taken effect on March 1, 2020. Since China first officially adopted the Securities Law of the People’s Republic of China in 1998, the Securities Law has undergone three amendments and two revisions. Pursuant to Article 177 of the 2019 Securities Law, the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. We are of the understanding that Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” pursuant to the “Negative List” released by or upon approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the “Negative List” (for instance, Chinese shareholders are required to control or hold certain percentage of equity interest in a foreign invested enterprise), are allowed to make investments in industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities can ban its investment activities, require such investor to take measures to correct its non-compliance activities and impose other penalties. Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List.

In the event any of our future business and operations carried out through our VIE are treated as foreign investment and are classified in the “restricted” or “prohibited” industry in the “Negative List” under the Foreign Investment Law, and such contractual arrangements are deemed as invalid and illegal, we may have to unwind such contractual arrangements and/or dispose of such business, which could materially and adversely affect our business and impede our ability to continue our operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the collectibles and artwork trading and related services exchange platform. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We have made efforts to obtain all of the applicable licenses and permits. We cannot assure you that we have obtained all of the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading business, our operation may be materially adversely effected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

According to “Decision Of The State Council On Cleaning Up And Corrective Actions on Various Trading Platforms And Taking Effective Precautions Against Financial Risks” (“Decision No.38”) promulgated by the State Council of the PRC on November 11, 2011 and effective on the same day, and “Opinions Of The General Office Of The State Council On The Implementation Of The Clean-Up And Corrective Actions Of Various Trading Platforms” (“Opinion No.37”) promulgated by the General Office of the State Council of the PRC on July 12, 2012 and effective on the same day, any trading places and their branches that violate any of the following provisions shall be cleaned up and rectified. Such parties must not:

(1)	Divide any equity into equal shares for public offering. An “equal share public offering” is when a trading place uses its services and facilities to divide its equity into equal shares and sell them to investors. The relevant provisions of the company law and the securities law shall apply to the public issuance of shares by a joint stock company.

(2)	Adopt centralized trading. The “centralized trading methods” referred to in this opinion include collective bidding, continuous bidding, electronic matching, anonymous trading, market makers and other trading methods, except for agreement transfers and legal auctions.

(3)	Continuously list and trade the rights and interests in accordance with standardized trading units. The “standardized trading unit” referred to in this opinion refers to the minimum trading unit set for other equities other than equity, and trading at the minimum trading unit or integer multiples thereof. “Continuous listing transaction” refers to listing and selling the same trading variety within 5 trading days after buying or listing, and buying the same trading variety within 5 trading days after selling.

(4)	Have a cumulative number of equity holders exceeding 200. Except as otherwise provided for by laws and administrative regulations, the cumulative number of actual holders of any equity shall not exceed 200 during the term of the company’s existence, no matter in the course of issuance or transfer.

(5)	Carry out standardized contract trading by centralized trading. The “standardized contract” referred to in this opinion includes two situations: one is a unified contract established by the trading place with fixed terms other than price, which stipulates the delivery of a certain amount of the subject matter at a certain time and place in the future. The other is a contract made by the exchange that gives the buyer the right to buy or sell the agreed subject matter at a specified price at a certain time in the future.

(6)	Without the approval of the relevant financial administrative department of the state council, establish either trading places for the trading of financial products such as insurance, credit and gold, or use any existing other trading places for the trading of financial products such as insurance, credit and gold.

Additionally, according to “Notice Concerning The Issuance Of Minutes Of The Special Session On The Clean-Up And Rectification Of Stamp And Commemorative Coins Trading Places” promulgated by the Office of the Joint Meeting on August 2, 2017, any stamps, coins and magcards using a stock issuance-like model to trading places mainly trading stamps by a concentrated bidding and “T+0” transaction method should cease to operate. The stamps, coins and magcards being illegally traded must be made off-line in time. Trading places which have ceased operations shall not re-start operating unless they obtain approval from the provincial government and complete the required filing with the Joint Meeting. Provincial governments should re-evaluate the necessity of transactions of stamps, coins and magcards, considering the development and interests of the economic society, as well as risks, efficiencies and costs. If it is considered as necessary to maintain transactions of stamps, coins and magcards, the provincial government may appoint a stamps, coins and magcards exchange to organize stamps, coins and magcards transactions by way of transfer of property through agreements. Such exchange must have obtained permission from the provincial government, passed the examination and acceptance check of provincial government and completed filings at relevant joint meetings. In addition, such exchange must be in strict compliance with Decision No.38 and Opinion No.37 and shall not adopt or allow concentrated bidding or other types of centralized trading, and the interval between the purchase and sale of the same item or vice versa shall not be less than 5 trading days.

We are an international online trading platform that provides state-of-the-art, convenient services for various types of collectibles and artwork, incorporated in Hong Kong. We provide an on-line platform for our clients to trading coins, stamps, ancient coins, and other collectibles and artwork. According to Rules for Trading Cultural And Art Collections (interim) (the “Trading Rules”), we do not provide an “equal share public offering”, which means dividing a trading subject into several shares, but only allow a physical subject to be traded as a whole. After trading, the original owner and the successful bidder can pick up the goods from the relevant storage company.

Currently, we use a “T+0” bidding method and allow our clients to centralize trading in our platform, which was not against Hong Kong current related laws and regulations regarding artwork trading. And, as a Hong Kong online collectible and artwork trading platform, we believe those laws and regulations regulating collectible and artwork trading in mainland China, such as Decision No.38 and Opinion No.37, do not apply to our trading platform. However, there may be substantial uncertainties regarding the interpretation and application of future PRC laws and regulations applicable to our business and that the PRC government or any other governmental authorities may in future impose license requirements or take further actions having material adverse effects on our business or finance.

We rely on dividends and other distributions on equity paid by our PRC subsidiary and the subsidiaries of our VIE to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary or the subsidiaries of our VIE to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jiangsu Yanggu to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

We are a holding company and currently we conduct our business operations within the PRC through our VIE and its subsidiaries. If our board and management decide to keep the profits of the subsidiaries of our VIE for their business development and expansion instead of making dividends to our VIE, our VIE might not be able to pay its service fees to the WFOE pursuant to the Technical Consultation and Service Agreement, and our WFOE will not be able to make dividend distribution to the Company.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from financings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the securities offerings to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use our overseas’ financing to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of income and comprehensive income. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that we have made adequate employee benefit payments. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we failed to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums.  If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our business is susceptible to fluctuations in the art market of China.

We conduct our business primarily in China. Our business depends substantially on the conditions of the PRC art market. Demand for collectibles and artwork in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in prices. Fluctuations of supply and demand in China’s art market are caused by economic, social, political and other factors, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic as well as its impact on overall Chinese economy, interest rate, discretionary consumer spending and investment desires in art and collectibles. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the art markets. These measures have affected and may continue to affect the conditions of China’s art market and cause fluctuations in collectibles and artwork prices. To the extent fluctuations in the art market may adversely affect the trading volume on our platform, or require us to provide our services on unfavorable terms, our financial condition and results of operations may be materially and adversely affected.

Our business is susceptible to fluctuations of the commodities trade on our market.

Starting in 2019, we have listed certain commodities such as teas, Yun Nan Ham and Chinese mitten crabs on our platform. Customer trading activities are to some extent influenced by the changes in these commodity prices in international and domestic markets. As a result, our future operating results may be subject to the fluctuations of these products due to the risks related to natural disasters such as drought, flood, snowstorm or other abnormal temperature change, extreme weather and health epidemic or pandemic, which are unpredictable and beyond our control. Any pandemic outbreak such as COVID-19 and government’s action to contain the spread of the pandemic could materially negatively impact our ability of listing, trading and delivery of such products. The prices and trading for teas, Yun Nan Ham and Chinese mitten crabs could also be affected by the outbreak of diseases to tea trees, hogs and crabs which could significantly decrease the quantity and quality of these products for trading on our platform. The general trading activities of these commodities are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in these commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level of these commodities on our platform and adversely affect our business and results of operations and cash flows.

The legal rights we hold to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating our business or increase the costs associated with our business operations.

For all of our business facilities and warehouses, we do not hold property ownership with respect to the premises under which those facilities are operated. Instead, we rely on leases with the property owners. Our general practice requires us to examine the title certificates of the property owners as part of our due diligence before entering into a lease with them. If we fail to identify encumbrances on the titles, our leases of such properties may be challenged or even invalidated by government authority or relevant dispute resolution institution. As a result, the development or operations of our facilities on such properties could be adversely affected.

In addition, we are subject to the risks of other potential disputes with property owners and to the forced closure of our facilities. Such disputes and forced closures, whether resolved in the favor of us, may divert our management attention, harm our reputation, or otherwise disrupt and adversely affect our business.

The approval of the China Securities Regulatory Commission may be required in connection with overseas’ listing under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. In addition, on December 28, 2019, China amended the Securities Law of the PRC (the “2019 Securities Law”) and enacted it on March 1, 2020. Pursuant to this amendment, the direct or indirect listing or trading of a domestic company’s securities on an overseas stock exchange shall be in compliance with the relevant requirements of the State Council of China. The State Council has not yet implemented any detailed rules in this regard.

Our PRC counsel, Taikun Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ, given that:

●	we established our PRC subsidiary, the WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

●	no explicit provision in the M&A Rules classifies the respective contractual arrangements between the WFOE, Jiangsu Yanggu and its shareholders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for overseas listing or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for overseas listing, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from overseas offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for overseas listing, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of ordinary shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Those who directly or indirectly hold shares in our company and are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all of the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations when our Company becomes an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While we expect to comply with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by us and our affiliates, are subject to the unpredictability of the Chinese enforcement authorities, and may therefore be impossible to facilitate.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We plan to pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations and rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. The PRC Civil Code, which is issued by the PRC National People’s Congress on May 28, 2020 and will become effective on January 1, 2021, stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (the “NPC”) promulgated the Cybersecurity Law of the PRC (“Cybersecurity Law”) which became effective on June 1, 2017. Under this law, network operators must provide cybersecurity protection and protect the integrity, confidentiality and availability of network data. The Cybersecurity Law also standardizes the collection and usage of personal information and requires network operators to protect users’ privacy security. If a network operator violates the Cybersecurity Law, it can face various penalties, including but not limited to the suspension of related business, winding up, shutting down its websites, and revocation of its business license, all of which may be imposed by the relevant authority, along with fines up to RMB 1 million (approximately $145,985) if severe damage occurred. On October 22, 2020, the Standing Committee of the National People’s Congress issued a draft of Personal Information Protection Law of the PRC for public review (“Personal Information Protect Law (Public Draft)”). The Personal Information Protect Law (Public Draft) consists of seven chapters, namely General Provisions, Data Security and Development, Data Security System, Data Security Protection Obligation, Security and Openness of Government Data, Legal Liability and Supplementary Provisions, stipulating that the personal information shall be processed with the consent of the individual on the premise of full prior notification, and intensifying the punishment for illegal acts.

We collect and process the personal information of the customers who register on our online platforms, for the purpose of managing and maintaining our customers and their trading information. Nanjing Yanyu, one of the wholly-owned subsidiaries of Jiangsu Yanggu, which having a primary business to provide technical support for International Exchange’s online collectibles and art e-commerce platform, established network security policies, including Data Security Management Measures, Data Center Network Security Management Rules, Information Security Management Rules and an Information Security Emergency Plan. We will also publish “Investor Information Protection Policy” on our online platform, to help the customers who register on our online platforms understand what, where and how their private information be collected and used by International Exchange and its affiliates and what measures we will take to protect their personal information. Nonetheless, we cannot assure that our cybersecurity protection rules and related technical measures are adequate to prevent network data in our online platform from being breached, stolen or tampered with. If our online platform network is at risk, we may be required by competent cybersecurity supervision authorities to suspend online platforms before rectification and we may be fined up to RMB 1 million (approximately $145,985) if it is found that our online platform has material security risks or if severe cybersecurity events occur due to failure of our network security protection.

Although the subsidiary of our VIE operates and maintains the network platform in mainland China, our main business, providing collectibles and artwork e-commerce services, is conducted by International Exchange in Hong Kong. Therefore, due to the lack of clarity in the Personal Information Cross-Border Transfer Safety Assessment Measures (Draft) and its enforcement by the relevant government authorities, our business model may be considered involving transfer of customers’ personal information across border and we may be subject to the Personal Information Cross-Border Transfer Safety Assessment Measures (Draft). We cannot guarantee that we can pass the safety assessment for cross-border transfer of personal information required by the Personal Information Cross-Border Transfer Safety Measures (Draft). If we fail this assessment, International Exchange may not use customers’ personal information stored in mainland China to process its trading on the online platform, which would result in a significant adverse impact on our business operations.

On June 13, 2019, the State Internet Information Office of the PRC issued a public comment draft of Private Information Cross-Border Transfer Safety Assessment Measures (“Personal Information Safety Measures (Public Draft)”) which will be enforced by the relevant provincial network information office once it becomes effective. The Personal Information Safety Measures (Public Draft) is formulated in accordance with the Cybersecurity Law and it requires that before the personal information can be transferred out of China, the network operator shall report its request for safety assessment to the provincial network information office, and such office shall complete the safety assessment, typically within 15 working days. A new security assessment shall be carried out every two years, or in the event of a change in purpose of the cross-border transfer of personal information or a change in the type or overseas storage period of such information. Any relevant network information office has the authority to suspend or termination the personal information transfer activities from any network operators, if any of the following situations occur: (i) the network operators or receivers experience a severe data leakage, data abuse and other similar events; (ii) the individuals who provide personal information are unable to protect his/her legitimate rights and interests; or (iii) the network operators or receivers are not capable of protecting personal information safety.

We operate and maintain our online platform for collectibles and artwork trading through Nanjing Yanyu, one of the subsidiaries of our VIE in mainland China. However, we provide collectibles and artwork e-commerce services to art collectors and artwork investors through International Exchange in Hong Kong. The Personal Information Safety Measures (Public Draft) is still at public comment stage and has not been effective yet, and it is not clear whether International Exchange using customers’ personal information on our platform in Hong Kong comes under the scope of “the cross-border transfer of personal information”. If we are required to apply for the safety assessment required by the Personal Information Safety Measures (Public Draft) in the future when it becomes effective, we cannot assure that we will pass this safety assessment, which may have a material adverse effect on our operations and financial results.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or by entities with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years unless certain preferential tax policy of PRC is extended and the expiration or early termination of preferential tax treatment could negatively affect our financial results.

The Enterprise Income Tax Law of China provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income.

Pursuant to the “Notice on Enterprise Income Tax Preferential Policy of Xinjiang Kashi and Horgos Special Economic Development Zone” (“Circular 112”) promulgated by the Ministry of Finance and the State Taxation Administration on November 29, 2011 and effected on the same day, the “Several Opinions of Supporting the Construction of Xinjiang Kashi and Horgos Special Economic Development Zone” (“Circular 33”) promulgated by the State Council on September 30, 2011 and effected on the same day, and the “Catalogue of Mainly Encouraged Developing Industry with Preferential Enterprise Income Tax in Difficult Areas in Xinjiang”(“Circular 85”) promulgated by Ministry of Finance, the State Administration of Taxation, National Development and Reform Commission and the Ministry of Industry and Information Technology on July 20, 2016 and effected on January 1, 2016, from January 1, 2010 to December 31, 2020, enterprises fall into the scope of Circular 85 in Xinjiang Kashi and Horgos Special Economic Development Zone, shall be exempted from enterprise income tax for five years from the tax year in which the first production and operation income is obtained.

Since Kashi Longrui was incorporated on July 19, 2018 in Xinjiang Kashi Special Economic Development Zone (“Xinjiang Kashi”) and its main business is marketing promotion and consulting, and since Kashi Dongfang was incorporated on August 29, 2018 in Xinjiang Kashi and its main business is providing online and offline joint custody and storage services, these two companies are exempted from income tax for 5 years pursuant to the regulations above.

Any early termination due to the change of the preferential policy or after the expiration of the initial 5-year period, Kashi Longrui and Kashi Dongfang may not be exempted from enterprise income tax and will be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income, unless an extension of the aforesaid Enterprise Income Tax Preferential Policy is granted, which could reduce our profitability and negatively affect our financial results.

RISKS RELATED TO DOING BUSINESS IN HONG KONG

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

Certain of our assets will be located in Hong Kong and our officers and our present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

Although we will be required to implement internal controls, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in Hong Kong in these areas. As a result of these factors, we may experience difficulty in establishing the required controls, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times. If we are unable to establish the required controls, market makers may be reluctant to make a market in our stock and investors may be reluctant to purchase our stock, which would make it difficult for you to sell any shares that you may own or acquire.

Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Members of our leading online platforms in Hong Kong, including China International Assets and Equity of Artworks Exchange Limited, would need to provide personal information during registration and our online platforms may monitor the online behavior of the members so as to gather data for market trend analysis and upgrade our website. As such, our business in Hong Kong is subject to Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. If we violate the PDPO, we may be subject to fines and/or other penalties and may incur legal costs and experience negative media coverage, which could adversely affect our business, results of operations and reputation.

Risks Related to Our Ordinary Shares

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese and Hong Kong art and related service markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other collectibles and artwork trading and related services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB, Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in China and Hong Kong.

●	health epidemics or pandemics, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from the WFOE. The WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current memorandum and articles of association and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders to approve on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We will comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and have appointed a compensation committee, an audit committee, a nominating and corporate governance committee of the Board with three independent directors in each committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate values of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

If we were classified as a PFIC in any taxable year in which a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Taxation”) holds the ordinary shares, the U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. Holder’s ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. Holder would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10. Additional Information—10.E. Taxation—United States federal income taxation—Passive foreign investment company.”

Our principal shareholders have, and will have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of April 15, 2021, Mun Wah Wan, chairman of our board of directors, beneficially owns 18.57% of our outstanding ordinary shares through HKFAEx Group Limited, which is owned by The Pride Group Holdings Limited, of which Mun Wah Wan is the sole shareholder, and each of Aimin Kong and Huajun Gao, beneficial owners of our principal shareholders, beneficially owns 11.98% of our outstanding ordinary shares through Oriental Culture Investment Development LTD and Oriental Culture Investment Communication LTD, respectively, and, collectively, such individuals beneficially own 42.53% of our outstanding ordinary shares. As a result of their significant shareholding, these shareholders have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. We, Oriental Culture Holding LTD, are a holding company with operations conducted via our subsidiaries, variable interest entity and its subsidiaries.

We were incorporated under the laws of the Cayman Islands as an offshore holding company on November 29, 2018, and we own 100% of the equity interest in Oriental Culture Development LTD (“Oriental Culture BVI”), which was incorporated on December 6, 2018 under the laws of British Virgin Islands.

Through Oriental Culture BVI, we own 100% of the equity interest in HK Oriental Culture Investment Development Limited (“Oriental Culture HK”), a company formed under the laws of Hong Kong on January 3, 2019. Through Oriental Culture HK, we directly own 100% of the equity interest in Nanjing Rongke Business Consulting Service Co., Ltd. (the “WFOE” or “Nanjing Rongke”), a wholly-owned PRC subsidiary of Oriental Culture HK. The WFOE entered into a series of agreements with Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”) and Jiangsu Yanggu’s shareholders, through which we effectively control and derive all of the economic interest and benefits from Jiangsu Yanggu.

On November 22, 2013, China International Assets and Equity of Artworks Exchange Limited (the “International Exchange”) was incorporated under Hong Kong law. International Exchange provides an online platform to facilitate collectibles and artwork trading e-commerce and became our subsidiary as a result of the reorganization of the common control of Oriental Culture and International Exchange.

Jiangsu Yanggu Culture Development Co., Ltd. was incorporated on August 23, 2017, and it is the holding company of all PRC subsidiaries. Nanjing Yanqing Information Technology Co., Ltd., (“Nanjing Yanqing”) was incorporated on May 17, 2018 and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) was incorporated on June 7, 2018 and commenced operations in July 2018. Both of these entities are wholly-owned subsidiaries of Jiangsu Yanggu. Their primary business is to provide technical and other support for International Exchange’s online collectibles and art e-commerce business, and to sell software applications and provide support services to our affiliates and third parties.

Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), a wholly-owned subsidiary of Nanjing Yanqing, was incorporated on July 19, 2018 and commenced operations in August 2018. Its primary business is to provide online and offline marketing service for our e-commerce platform’s members and other related services.

Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”), a wholly-owned subsidiary of Nanjing Yanqing, was incorporated on August 29, 2018 and commenced operations in September 2018. Its primary focus is to provide online and offline warehouse management services for our e-commerce platform’s registered members.

Zhongcang Warehouse Co., Ltd. (“Zhongcang”) was incorporated on July 19, 2018 and is a joint venture by Kashi Longrui with third parties named Zhonglianxin Industry Group (Hunan) Co., Ltd., Nanjing Zhonghao Culture Media Limited, and Zhengjiang Culture Tourism International Cultural and Creative Industry Park Development Co., Ltd. to provide warehouse services to our customers. Kashi Longrui owned 18% of Zhongcang.

On April 18, 2018, HKDAEx Limited (“HKDAEx”) was incorporated under Hong Kong law. On May 9, 2019, we acquired all of the outstanding equity interests of HKDAEx from its original shareholder-HKFAEX Group Limited (“HKFAEX”) for a consideration of 2,400,000 ordinary shares (pre forward share split) of the Company. Effective from May 9, 2019, HKDAEx became our wholly-owned subsidiary. HKDAEx provides our customers with online trading platform for products and commodities other than collectible and artwork in Hong Kong.

Our principal executive offices are located at No. 2, Youzishan Road, Dongba Street, Gaochun District, Nanjing, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86) 25 85766891. Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China.

According to the report of “E-commerce in China 2019” released by Ministry of Commerce of People’s Republic of China on July 20, 2020, China’s e-commerce continued to grow in 2019. Data of National Bureau of Statistics of China indicates that in 2019, the national e-commerce transaction volume reached RMB 34.81 trillion (approximately $5.02 trillion), an increase of 6.7% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art e-commerce is gradually growing. Online trading has become a major trend of the global art trade. As a comprehensive service company with extensive cultural and art collection market operations and marketing, we seize current development opportunities to provide online and offline services for domestic and international art trading business.

We provide customers of our online platform with comprehensive services, including account opening, art investment education, market information, research, real-time customer support, and artwork warehousing services. Most services are delivered online through our proprietary client software and call center. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhances our customers’ engagement. Internally, we legally collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We provide industry solutions and related software products, system development and technical support services for our cooperation e-commerce platform customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the two exchange platforms we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Our Services

We provide customers of our online platform with comprehensive services, including the following:

Investor Education

We believe that investor education is critical in preparing potential customers for online collectibles and artwork trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include basic rules and processes of online collectibles and artwork trading, fundamental analysis methods and technical analysis methods. Most of our educational resources are easily accessible through PC and APP versions of our client software. Certain materials are also available on our websites.

Market Information Provision

We provide comprehensive market information to our customers, including real-time price quotes, technical indicators, relevant market news and macroeconomic data and news. Market information is accessible by our customers and potential customers through PC and APP versions of our client software and our website.

Customer Support

We are committed to providing high-quality customer support. Most of our services, including investor education, market information provision and research support services, are accessible through our client software, which we believe provides a positive experience for our customers due to its user-friendliness and easy access. Besides our client software, we have a dedicated team of customer service personnel that handles real-time customer inquiries about our software, market news and research reports, and other questions, via call, text message and online instant message.

We request that all our customer representatives conduct customer communications via our communication system that is closely monitored by us.

In addition, we receive customer complaints from time to time. To ensure that reasonable complaints made by each customer are adequately addressed and for risk management purposes, we have established a customer complaint department at our customer service center. For a complaint received, our customer compliant officer will first confirm details of the complaint with the customer and then verify the facts with the relevant department. Based on our verification results and our internal policy, we seek to resolve complaints through discussions with the customer. The complaint and our response are recorded in the CRM system, and feedback is also provided to relevant departments. We also report complaints to the compliance department, which will check for noncompliance and advise the relevant department to take rectification measures, if necessary.

Technology Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online.

Our Trading Platform

Our proprietary platform is an all-electronic trading system, consisting of host computers, client-side terminals and related communication system. Our trading system supports the trading and payment/settlement of collectibles and artworks. It is an electronic platform developed by a third-party software development company and customized for us, primarily consisting of a matching system, a transaction monitoring system, an account managing system and a settlement system.

Matching is a core function of our trading platform. Our system concludes transactions by matching all of the transactions submitted by the traders. Transaction monitoring system is responsible for monitoring the daily transactions in real-time to ensure fairness and accuracy in our trading platform. The settlement system verifies and reconciles daily statistical data with the banks’ transaction system, and completes the registration and settlement (or payment) of collectibles or artwork units once the transaction data is verified.

Through our trading platform, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, quantitative analysis tools and interactive customer support functions.

Our website www.ocgroup.hk is an essential part of our trading platform.

The website is important as it is the gateway to our trading platform. It publishes our membership and trading rules, trading information disclosure, and products introduction, and provides services to traders, such as account management. Traders may open, close and manage their accounts with us on our website. A client-end terminal may be downloaded from our website. Through the terminal, traders may access their account with us and conduct transactions in collectibles or artwork units, such as purchasing and selling and submitting inquiries. Data transmission between the traders and our trading system is encrypted to prevent data leaks.

Our trading system hardware platform and clearing system hardware platform are hosted on Ali Cloud and our disaster recovery system was originally set up in the China Telecom Nanjing Longjiang IDC room, located in Nanjing, China and currently is hosted on Ali Cloud. The real-time data synchronization functionality which we provide ensures the safety of transaction data.

We provide industry solutions and related software products, system development and technical support services for our cooperation e-commerce platform customers.

Offering and trading of collectibles, artwork and commodities on our platform

Offering and trading of collectibles and artwork on our platform involves a number of parties, namely, Original Owners, Offering Agents, and Traders.

●	An Original Owner is the original owner of the collectibles or artwork to be offered and traded on our platform. The Original Owner must have good and marketable title to the collectibles or artwork and have the right to dispose of the collectibles or artwork.

●	An Offering Agent is an entity that is experienced with collectibles or artwork or their investment and has a good reputation. The Offering Agent is engaged by the Original Owner to assist him or her with the offering and trading of collectibles and artwork, such as preparation of listing applications and assigning an investment value, research, organizing promotions and marketing activities, communicating with potential investors, and similar functions. In general, Kashi Longrui will carry out this business.

●	A Trader is anyone who is 18 years or older or any entity that maintains a trading account with us through our electronic trading platform and participates in the trading of collectibles or artwork units. Once a Trader acquires one or more units of collectibles and an artwork, the Trader becomes the owner of that collectibles and artwork.

Additional parties such as insurer, appraisal firm and custodian for collectibles or artworks may be retained in connection with the offering and trading of collectibles or artwork on our system.

The Original Owner and the Offering Agent are required to comply with our rules in connection with the offering of collectibles or artwork. If we discover any violation, we will require that they take corrective actions. If the Offering Agent engages in fraudulent activities, such as putting out false or misleading advertisement or disclosure on the collectibles or artwork, it may be barred from participating in any offering for up to two years, in addition to any legal liabilities.

For the main signer to apply for the listing, the process is as follows

For publicly hosted collectibles and artworks:

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the two exchanges on which we operate, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Main Trading Rules for Individual Customers

Traders log in to their own account through the customer platform for trading. The transaction application shall be deemed to be the transaction commission submitted by the dealer to the online platform. Once the transaction is completed, the ownership of the corresponding physical object belongs to the purchaser of the transaction, the physical delivery is completed, and the physical holder can apply for delivery or voluntarily deposit the collection in a cooperative third-party storage company. The applicant for the transaction must fulfill the corresponding obligations and settle with the other party in accordance with the method determined by these rules.

We monitor and regulate the conduct of traders on a daily basis through our real-time monitoring system. If there are irregular trading activities that may affect the trading price and volume of collectibles or artwork units, we will seek clarification from the trader(s) by sending inquiries and notices, conducting interviews, and the like. If there is any violation of our trading rules, we may take the following action:

●	issue oral or written warnings;

●	request that the trader submit a written commitment;

●	issue a reprimand;

●	impose a fine;

●	suspend or limit trading activities; or

●	revoke the qualifications of the trader.

The exchanges have not adopted any deposit-based leveraged trading system. Customers can only use the funds as they are deposited.

Sales and Marketing

Our marketing activities include promoting our brand to increase recognition, attracting new customers through targeted marketing and promoting our client software, which has a broader reach of users who might become our potential customers.

We are currently marketing our electronic trading platform through participation in culture and art exhibitions and internet advertising, both through online and traditional marketing channels. Although the in-person meetings and culture and art exhibitions were suspended in China during the outbreak of COVID-19, our marketing team has now resumed attending meetings and conferences, as we believe the pandemic is mostly under control in China and business operations and activities are restored in China.

Our online marketing relies mainly on search engine marketing and displaying advertisements on portal websites. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our corporate pages on popular interactive social media such as Weibo and WeChat.

We promote our brands through other traditional media channels such as by placing advertisements in newspapers and magazines.

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending.

Interested persons who provide their contact information to us become our potential customers. We also promote our client software through various websites and app stores. A guest version of our software is free to download and use. Through simple online registration, people get free access to the user version of our client software and become our potential customers. We do not conduct cold calls. Additionally, we encourage existing traders to introduce new traders.

Our customer representatives interact with potential customers regarding online collectibles and artwork trading, our client software and services through call, text message and instant messaging function in our client software. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

A potential customer who opens and activates a trading account with us becomes our customer. We provide more services to customers compared to potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Our Customers

Our customers are the Traders and Original Owners. Because we have listed only 140 types of collectibles, artworks and commodities so far and we are constantly marketing and increasing our customer base, it is difficult to ascertain if the loss of a single customer, or a few customers, would have a material adverse effect on us. No one customer constitutes in the aggregate 10% or more of our consolidated revenue.

Customers can open trading accounts through the online account creation link on our official websites, International Exchange and HKDAEx. Before the customer can finish opening an account, our websites provide Risks and Warnings, a Market Entry Agreement and Transaction Rules for the customer to review and confirm before they are able to move to the next steps. Chapter 2 of our transaction rules specifies the qualification requirements for the customer to open and activate a trading account, as follows:

Article 8 A trader is a person who opens a trading account with the exchange platform and participates in the trades of cultural and art collections.

Article 9 Trader’s Qualification

1、Natural person. A natural person who trades cultural and art collections on the exchange platform must provide account opening information (a personal information form, a copy of passport or ID card from mainland China, Hong Kong, Macao or Taiwan) and meet the following requirements:

1) Meet the legal age requirement in the jurisdiction where he/she is located, and have the ability and capacity to take full civil responsibility and assume liability;

2) Have certain knowledge of the cultural and art collection investment market, and have certain investment experience in the cultural and art collection market;

3) Have a deep understanding of the trading model and investment risk of the cultural and art collections with the exchange’s trading platform, and have strong risk identification ability and risk tolerance;

4) Have certain internet and computer operation capabilities, abide by relevant laws and regulations, and engage in cultural and art collection trading activities according to relevant laws and regulations; and

5) Other conditions as stipulated by the exchange.

2、Institutions. Institutions that conduct cultural and art collection trading must provide various supporting materials (original and photocopy of corporate legal personhood certificate, business license, organization code certificate, tax registration certificate, etc.) and meet the following requirements:

1) Must be an enterprise, legal entity or other organization that lawfully operates under laws at home and abroad, and no law, regulatory requirement, or the rules of this exchange platform may prohibit or restrict the investment of such entity;

2) Have a deep understanding of the trading model and investment risk of the cultural and art collections with the exchange’s trading platform, and have strong risk identification ability and risk tolerance; and

3) Understand the risks of investing in the cultural and art collections, and have completed the internal approval and authorization procedures stipulated by the statutes and / or company charter/bylaws.

A potential customer is required to read these rules, and click to confirm that he/she has read such rules before he/she can proceed to the next step of opening an account.

Our customer service staff will review each application and all materials submitted to ensure they are complete. Once an application is approved by the customer service manager, the customer will receive notification and obtain a trading account number and initial login password, which are automatically generated by our system.

After completion of the account opening process, a customer can link his or her personal bank account to his or her trading deposit account, which is an independent depository account under his/her trading account. We cannot access our customers’ money, but as a comprehensive member, we can monitor their trading activities and account balances in real time through the exchange’s information system. Customers can freely withdraw funds from their accounts so long as the minimum deposit requirements for their trading positions are met. After a trading account is activated, it becomes a “tradable” account and will remain tradable until the account is closed. We define “active” accounts as tradable accounts that have executed at least one trade during a relevant period.

We believe that the growth of tradable accounts and active accounts, combined with our strategy to focus on premier customers, has historically contributed to the significant growth of our trading volume.

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2020, there were over 60 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, trade secret law and confidentiality and invention assignments with our employees and others to protect our proprietary rights.

We have one registered trademark in China that we acquired from a third party. This trademark is a graphic trademark with registration No. 5120703. We submitted the transfer documents to the Trademark Office of the State Administration for Industry and Commerce of the PRC on January 29, 2019, and the transfer of ownership to us was completed on July 6, 2019.

We have one software copyright registration and own 6 domain names. The software copyright name is “Entrusted Warehouse Management System V1.0.”

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and Hong Kong.

PRC Regulations

PRC Laws and Regulations relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “Negative List.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “Negative List”. However, it is unclear whether any updated “Negative List” to be published by the State Council in the future will be different from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM on June 23, 2020. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version). In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) replaced 2018 Version of the Negative List. In June 2020, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2020 Version), or the Negative List, replaced 2019 Version of the Negative List. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and our variable interest entity are necessary and essential for our business operations. These contractual arrangements with our variable interest entity and its shareholders enable us to exercise effective control over the variable interest entities and hence consolidate their financial results as our VIE.

PRC Laws and Regulations relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on the same day. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail. The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws formed the legal framework for the PRC Government to regulate the WFOEs. These laws and regulations governed the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of the WFOEs before January 1, 2020. On January 1, 2020, the Law of the PRC on Wholly Foreign-invested Enterprises and the Implementing Regulations of the PRC Law on Foreign-invested Enterprises were abolished by the Foreign Investment Law and its implementing rules, the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises was replaced by the Measures of Foreign Investment Information Report promulgated by MOFCOM on December 30, 2019 (effective as of January 1, 2020).

According to the above regulations, a WFOE should get approval by or filed with MOFCOM before its establishment and operation. Nanjing Rongke Business Consulting Service Co., Ltd. is a WFOE since established, and has filed with the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws.

PRC Laws and Regulations Related to Art Trading and Related Service Industry

PRC Law relating to Property Rights

The Property Right Law of the People’s Republic of China was released on March 16, 2007 and became effective on October 1, 2007. According to the Property Right Law, the creation and transfer of property rights in movable property shall be effective upon delivery. But if the parties have agreed that the transferor may continue to take possession of the property, the property right shall be effective when the agreement takes effect. According to our Trading Rules, the owner of collectibles or artworks shall entrust our cooperative warehousing company to hold and transport the collectibles or artworks sold on our platform. In practice, the winning bidder will receive delivery of the order on our platform after bid closing, and can collect the collectibles or artwork at the cooperative warehousing company by showing the delivery order. The delivery order is treated as the agreement between the owner of the collectibles or artwork and the bid winner to transfer the property rights in the collectibles or artwork. Accordingly, upon the winning bidder’s receipt of the delivery order, the winning bidder owns the property rights of the collectibles or artworks purchased on our platform.

PRC Laws and Regulations relating to Trading Exchange

According to “Decision Of The State Council On Cleaning Up And Rectifying Various Trading Places And Taking Effective Precautions Against Financial Risks” (“Decision No. 38”) promulgated by the State Council of the PRC on November 11, 2011 and effective on the same day, and “Opinions Of The General Office Of The State Council On The Implementation Of The Clean-Up And Rectification Of Various Trading Venues” (“Opinion No. 37”) promulgated by the General Office of the State Council of the PRC on July 12, 2012 and effective on the same day, any trading places and their branches that violate any of the following provisions shall be cleaned up and rectified. Such parties must not

(1)	Divide any equity into equal shares for public offering. An “equal share public offering” is when a trading place uses its services and facilities to divide its equity into equal shares and sell them to investors. The relevant provisions of the company law and the securities law shall apply to the public issuance of shares by a joint stock company.

(2)	Adopt centralized trading. The “centralized trading methods” referred to in this opinion include collective bidding, continuous bidding, electronic matching, anonymous trading, market makers and other trading methods, except for agreement transfers and legal auctions.

(3)	Continuously list and trade the rights and interests in accordance with standardized trading units. The “standardized trading unit” referred to in this opinion refers to the minimum trading unit set for other equities other than equity, and trading at the minimum trading unit or integer multiples thereof. “Continuous listing transaction” refers to listing and selling the same trading variety within 5 trading days after buying or listing, and buying the same trading variety within 5 trading days after selling.

(4)	Have a cumulative number of equity holders exceeding 200. Except as otherwise provided for by laws and administrative regulations, the cumulative number of actual holders of any equity shall not exceed 200 during the term of the company’s existence, no matter the link by the way of issuance or transfer.

(5)	Carry out standardized contract trading by centralized trading. The “standardized contract” referred to in this opinion includes two situations: one is a unified contract established by the trading place with fixed terms other than price, which stipulates the delivery of a certain amount of the subject matter at a certain time and place in the future. The other is a contract made by the exchange that gives the buyer the right to buy or sell the agreed subject matter at a specified price at a certain time in the future.

(6)	Without the approval of the relevant financial administrative department of the state council, establish either trading places for the trading of financial products such as insurance, credit and gold, or use any other existing trading places for the trading of financial products such as insurance, credit and gold.

Additionally, according to “Notice Concerning The Issuance Of Minutes Of The Special Session On The Clean-Up And Rectification Of Stamp And Commemorative Coins Trading Places” promulgated by the Office of the Joint Meeting on August 2, 2017, any stamps, coins and magcards using a stock issuance-like model to trading places mainly trading stamps by a concentrated bidding and “T+0” transaction method should cease to operate. The stamps, coins and magcards being illegally traded must be made off-line in time. Trading places which have ceased operations shall not re-start operating unless they obtain approval from the provincial government and complete the required filing with the Joint Meeting. Provincial governments should re-evaluate the necessity of transactions of stamps, coins and magcards, considering the development and interests of the economic society, as well as risks, efficiencies and costs. Provided that a provincial government does considers it necessary to maintain transactions of stamps, coins and magcards, the provincial government may appoint a stamps, coins and magcards exchange to organize stamps, coins and magcards transactions by way of transfer of property through agreements. Such exchange must have obtained permission from the provincial government, passed the examination and acceptance check of provincial government and completed filings at relevant joint meetings. In addition, such exchange must be in strict compliance with Decision No.38 and Opinion No.37, shall not adopt or allow concentrated bidding or other types of centralized trading, and the interval between sale and purchase of a same commodity shall not be less than 5 trading days.

Measures Of Jiangsu Province On The Supervision And Administration Of Trading Places (Amendment) (“Jiangsu Trading Places Measures”) released by the Financial Office of Jiangsu Provincial People’s Government (“Jiangsu Financial Office”) on July 24, 2015, according to which, the trading places engaging in rights and interests trading and bulk commodity trading, including the branches established in Jiangsu province with a main exchange located in another province, with the exception of trading places only engaged in physical transactions such as vehicles and real estate, should be subject to the Jiangsu Trading Places Measures. The establishment of trading places with RMB 30,000,000 (approximately $430,000) minimum paid-in capital in Jiangsu shall be approved by the Jiangsu Financial office. The approved trading place must have at least five shareholders, two of which should be legal persons. The largest shareholder should be a legal person contributing not less than 20% of the total registered capital of the approved trading place. The net assets at the end of the previous year of the largest shareholder must not be less than RMB 100 million (approximately $14 million) and the net profit from the most recent three fiscal years should be positive, without unrecoverable loss at the end of the most recent period.

Additionally, there is a Notice On Further Strengthening The Supervision Of All Kinds Of Trading Places In The Province, released by Jiangsu Financial Office on July 25, 2016, according to which, the “accredited investor” in any trading place should meet the following criteria and provide assets proof when opening an account:

(1)	The investor’s the available fund balance at the time of opening an escrow account shall not be less than RMB 500,000 (approximately $70,000); and

(2)	The market value of the investor’s assets shall not be less than RMB 2 million (approximately $290,000).

Also, all of the trading places in Jiangsu must use Jiangsu Exchange Depository and Clearing Co., Ltd. (“JS Clearing”) to register investors and investment information and settle investors’ funds.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and was recently amended by the Standing Committee of the National People’s Congress of China on October 17, 2020 (which revision will become effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights. The protection period has been slightly amended in recent amendment which will become effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

PRC Laws and Regulations Relating to Merger and Acquisition

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval should not be required for the listing and trading of our ordinary shares on NASDAQ, given that: (i) we established our PRC subsidiary, the WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements between the WFOE, Jiangsu Yanggu and its shareholders as a type of acquisition transaction falling under the M&A Rules.

PRC Laws and Regulations Relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 (approximately $43,000) on an institution or less than RMB 50,000 (approximately $7,000) on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this registration statement, the individual shareholders of Jiangsu Yanggu known as Chinese citizens, who also owned our shares, have completed registrations in accordance with Circular 37.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank. Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to nonaffiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. If and when proceeds in foreign currency raised in any offering are settled to RMB, our WFOE would be subject to Circular 19 or Circular 16.

Dividend distribution

The Foreign Investment Law, promulgated in March 15, 2019 and became effective on January 1, 2020, and the Implementation Regulations for the Foreign Investment Law, promulgated in December 26, 2019 and became effective on January 1, 2020, are the key regulations governing distribution of dividends of foreign-invested enterprises.

According to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated after-tax profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Pursuant to the SAFE’s Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendices, PRC residents, including PRC institutions and individuals, must register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

PRC Laws and Regulations relating to Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was most recently amended on December 29, 2018 (also the effective date). The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between China Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006 and came into effect on December 8, 2006. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

The WFOE and Jiangsun Yanggu are resident enterprises and pay EIT tax at the rate of 25% in PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see Section of “Taxation - People’s Republic of China Enterprise Taxation”.

Value-added Tax

The Provisional Regulations on Value-Added Tax of the PRC (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993 and took effect on January 1, 1994, which were last amended on November 19, 2017. The Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC (the “Rules”) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993 and were last amended on October 28, 2011. Pursuant to the VAT Regulations and the Rules, entities or individuals in the PRC engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods are required to pay VAT, on the value added during the course of the sale of goods or provision of services. Unless otherwise specified, the applicable VAT rate for the sale or importation of goods and provision of processing, repair and replacing services is 17%. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced to 16% from May 1, 2018. According to the VAT Regulations and the Rules, the VAT rate for sale of services and sale of intangible properties is 6% unless otherwise specified.

The SAT and the MOF jointly promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Valued-added Tax in lieu of Business Tax on March 23, 2016, which became effective on 1 May 2016. Pursuant to this new circular, entities and individuals shall pay VAT at a rate of 6% for any taxable activities unless otherwise stipulated.

According to the above-regulations, our PRC subsidiaries and consolidated affiliated entities are generally subject to a 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements

PRC Laws and Regulations relating to Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on December 29, 2018 and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards.

Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Jiangsu Yanggu has entered into written employment contracts with all of the employees and performed its obligations required under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, and was last amended on December 29, 2018, with the amendments coming into effect on the same day, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance will be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance will be charged.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Employers must not suspend or reduce the payment of house provident funds for their employees. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up house provident funds, permission of labor union of the employer and approval of the local house provident funds commission must first be obtained before the employer can suspend or reduce their payment of house provident funds. Where an employer does not open accounts of house provident funds for its employees, the relevant authorities will have the power to demand such employer to do so within a prescribed period, failure of which can result in a fine of over RMB 10,000 (approximately $1,500) and up to RMB 50,000 (approximately $7,000) charged on the employer. Moreover, under the cases where competent authorities have given notice to the employer for paying up house provident funds but the employer still fails to do so, an application for enforcement can be filed to the court in this regard.

PRC Laws and Regulations Related to internet information security and privacy protection

The PRC Civil Code

On May 28, 2020, the National People’s Congress of the PRC issued the PRC Civil Code, which will become effective on January 1, 2021. The PRC Civil Code stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others.

Cybersecurity Law of the PRC

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (the “NPC”) promulgated the Cybersecurity Law of the PRC (“Cybersecurity Law”) which became effective on June 1, 2017. Under this law, network operators must provide cybersecurity protection and protect the integrity, confidentiality and availability of network data. The Cybersecurity Law also standardizes the collection and usage of personal information and requires network operators to protect users’ privacy security. If a network operator violates the Cybersecurity Law, it can face various penalties, including but not limited to warning, confiscation of illegal earnings, suspension of related business, winding up for rectification, shutting down its websites, and revocation of its business license or relevant permits, all of which may be imposed by the relevant authority, along with fines of up to RMB 1 million (approximately $145,985) depending on the severity of the circumstances.

Measures for Personal Information Cross-Border Transfer Safety Assessment (Public Draft)

On June 13, 2019, the State Internet Information Office of the PRC issued a public comment draft of Private Information Cross-Border Transfer Safety Assessment Measures (“Personal Information Safety Measures (Public Draft)”) which will be enforced by the relevant provincial network information office once it becomes effective. The Personal Information Safety Measures (Public Draft) is formulated in accordance with the Cybersecurity Law and it requires that before the personal information can be transferred out of China, the network operator shall report its request for safety assessment to the provincial network information office, and such office shall complete the safety assessment, typically within 15 working days. A new security assessment shall be carried out every two years, or in the event of a change in purpose of the cross-border transfer of personal information or a change in the type or overseas storage period of such information. Any relevant network information office has the authority to suspend or termination the personal information transfer activities from any network operators, if any of the following situations occur: (i) the network operators or receivers experience a severe data leakage, data abuse and other similar events; (ii) the individuals who provide personal information are unable to protect his/her legitimate rights and interests; or (iii) the network operators or receivers are not capable of protecting personal information safety.

Personal Information Protection Law of the PRC (Public Draft)

On October 22, 2020, the Standing Committee of the National People’s Congress issued a draft of Personal Information Protection Law of the PRC for public review (“Personal Information Protect Law (Public Draft)”). The Personal Information Protect Law (Public Draft) consists of seven chapters, namely General Provisions, Data Security and Development, Data Security System, Data Security Protection Obligation, Security and Openness of Government Data, Legal Liability and Supplementary Provisions, stipulating that the personal information shall be processed with the consent of the individual on the premise of full prior notification, and the individual shall have the right to withdraw the consent; Where important matters change, the consent of the individual shall be obtained again; The provision of products or services shall not be denied on the grounds of personal disagreement. In the meanwhile, individuals have the right to refuse personal information handlers to make decisions only through automated decision-making, such as business marketing, information push, etc., and should also provide options that are not specific to personal characteristics. For any violation of the provisions hereof, the illegal gains shall be confiscated and a fine of not more than 50 million RMB or not more than 5 percent of the turnover of the previous year shall be imposed concurrently. At the same time, according to the provisions of the relevant laws and administrative regulations, the credit files shall be recorded and made public.

Hong Kong Regulations

As we provide trading service business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into full effect in Hong Kong in 1996 aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Supply of Services

Pursuant to Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into full effect in Hong Kong on October 21, 1994, in a contact for the supply of a service where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into full effect in Hong Kong on December 1, 1990 aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Hong Kong Laws and Regulations relating to Import or Export of Endangered Species of Animals and Plants

Pursuant to Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong), which came into full effect in Hong Kong on December 1, 2006, any person who imports, exports or in possession or control of Appendix I species may commit an offence and may be subject to a fine and imprisonment.

Hong Kong Laws and Regulations relating to Obscene and Indecent Article

Pursuant to Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong) (“COIAO”), which came into full effect in Hong Kong on September 1, 1987, any person who publishes, possesses for the purpose of publication or imports for the purpose of the publication, any obscene article, whether or not he knows that it is an obscene article, may commit an offence and may be liable for a fine and imprisonment. The COIAO provide that it may be an offence to publish any indecent article without sealing such articles in wrappers and displaying a notice as prescribed by the COIAO. It may also be an offence to publish any indecent article to a person under 18, whether or not it is known that it is an indecent article or that such person is under 18.

Hong Kong Laws and Regulations relating to Copyright

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into full effect in Hong Kong on July 13, 2001 provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

C.	Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2019, the Guidance Catalog of Industries for Foreign Investment was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version). In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted in conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and our variable interest entity are necessary and essential for our business operation. These contractual arrangements with our variable interest entity and its shareholders enable us to exercise effective control over the variable interest entities and hence consolidate their financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of each of our variable interest entities through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including a Technical Consultation and Service Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, an Equity Option Agreement, and a Voting Rights Proxy and Financial Supporting Agreement. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate the variable interest entity for an annual consulting service fee in the amount of 100% of the variable interest entity’s net profit. The Shareholders of the variable interest entity have pledged all of their right, title and equity interest in the variable interest entity as security for the WFOE to collect consulting services fees provided to the variable interest entity through the Equity Pledge Agreement. In order to further reinforce the WFOE’s right to control and operate the variable interest entity, the variable interest entity’s shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in the variable interest entity through the Equity Option Agreement.

The WFOE has entered into a series of VIE agreements with Jiangsu Yanggu and Jiangsu Yanggu’s shareholders, upon the same material terms as described above. The material terms of the VIE Agreements with Jiangsu Yanggu are as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between the WFOE and Jiangsu Yanggu dated May 8, 2019, the WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of funding, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees in the amount of 100% of its net income and also has the obligation to absorb 100% of its own losses. The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and the payment term can be amended by the WFOE with Jiangsu Yanggu’s consultation and implementation. The term of the Technical Consultation and Service Agreement is 20 years. The WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement. Pursuant to those Equity Pledge Agreements among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021 (collectively, the “Pledge”), each of Jiangsu Yanggu’s shareholders pledged all of its equity interests in Jiangsu Yanggu to the WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement and other control agreements (collectively, the “Control Agreement”). If Jiangsu Yanggu breaches its obligations under the Control Agreement, the WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breaches. The Pledge shall be continuously valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Control Agreement.

Equity Option Agreement. Pursuant to those Equity Option Agreements among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, WFOE has the exclusive right to require that Jiangsu Yanggu’s shareholders fulfill and complete all approval and registration procedures required under PRC laws for the WFOE to purchase, or designate one or more persons to purchase, such shareholders’ equity interests in Jiangsu Yanggu, in one or multiple transactions, at any time or from time to time, at the WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreements shall remain effective until all of the equity interests owned by Jiangsu Yanggu’s shareholders have been legally transferred to the WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreement. Pursuant to those Voting Rights Proxy and Financial Supporting Agreements among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, Jiangsu Yanggu’s shareholders irrevocably appointed the WFOE or the WFOE’s designee to exercise all of his or her rights as a shareholder of Jiangsu Yanggu under the Articles of Association of Jiangsu Yanggu, including but not limited to the power to exercise all such shareholder’s voting rights with respect to all matters to be discussed and voted in Jiangsu Yanggu shareholder meetings. The term of the Voting Rights Proxy and Financial Supporting Agreements is 20 years.

D.	Facilities and Property

Our principal executive offices are located in Nanjing, China, where we lease approximately 2,500 square meters of office space. Our leased premises are leased from unrelated third parties and related parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. Currently, we lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
No. 2, Youzishan Road, Dongba Street, Gaochun District	Jiangsu Yanggu	Rent free due to preferential treatment by local government for registered enterprises	November 1, 2029	Office
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,572)	June 30, 2021	Office
4th Floor, Block F4, Zi Dong International Creative Park, No 1 Zidong Road, Qixia District, Nanjing, Jiangsu, China	Kashi Longrui	RMB 1,080,000 (approximately $154,285)	December 31, 2021	Office
Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong	International Exchange	HK$211,920 (approximately $27,344)	July 15, 2022	Office

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5A. Operating Results

Overview

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China.

According to the report of “E-commerce in China 2019” released by Ministry of Commerce of People’s Republic of China on July 20, 2020, China’s e-commerce continued to grow in 2019. Data of National Bureau of Statistics of China indicates that in 2019, the national e-commerce transaction volume reached RMB 34.81 trillion (approximately $5.02 trillion), an increase of 6.7% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art e-commerce is gradually growing. Online trading has become a major trend of the global art trade. As a comprehensive service company with extensive cultural and art collection market operations and marketing, we seize current development opportunities to provide online and offline services for domestic and international art trading business.

We provide customers of our online platform with comprehensive services, including account opening, art investment education, market information, research, real-time customer support, and artwork warehousing services. Most services are delivered online through our proprietary client software and call center. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhances our customers’ engagement. Internally, we legally collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We provide industry solutions and related software products, system development and technical support services for our cooperation e-commerce platform customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the two exchange platforms we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Impact of COVID-19

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) that has surfaced in Wuhan, China, the pandemic quickly spread to many provinces, autonomous regions, and cities all over the China. To the prevention and control of the spread of the pandemic, the Chinese governments issued administrative orders to impose travel and public gathering restrictions as well as to work from home and self-quarantine.

●	We primarily conduct our business operations in Hong Kong and China. In response to the evolving dynamics related to the COVID-19 outbreak, the Company has followed the guidelines of local government authorities as it prioritizes the health and safety of its employees, contractors, suppliers and retail partners.

●	Our offices located in Hong Kong and China were closed for the Lunar New Year Holiday Break of 2020, and remained closed as a result of the outbreak until early March 2020. All those offices are now open and resumed ordinary operations.

●	Our business, financial condition, and results of operations were adversely affected by the outbreak of COVID-19 as our net revenues and net income decreased during the first half of 2020.

●	Our customers required additional time to pay us or failed to pay us which required us to record additional allowances. Based on our assessment of the related collection risk, we wrote off $117,432 of accounts receivable for the year ended December 31, 2020. We will monitor our collections closely throughout 2021.

Starting in July 2020, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. However, the results of operations for the year of 2021 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of the future business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders are defined as the total number of individuals and institutions who placed trades and traded collectibles, artworks and commodities on our platform during the relevant period. We had approximately 77,000 and 91,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2020 and 2019, respectively. The decrease in the number of traders that participated on the platform was primarily because our customers and potential customers reduced their trading activities and investment due to the negative impact of the outbreak of COVID-19 during the first half of 2020. We have seen increased numbers of active traders in the second half of 2020 as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak.

Number of Transactions

During the years ended December 31, 2020 and 2019, our platform facilitated and completed approximately 48 million and 56 million transactions, respectively. The decrease in the number of transactions was because the number of active traders and trading activities decreased during the first half of 2020 due to COVID-19.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles and artworks after they are listed on our platform. During the years ended December 31, 2020 and 2019, total transaction value amounted to approximately $4.6 billion and $1.5 billion, respectively. The total transaction value increased because the increase in the listing value of products due to increase in number of products listed for the year ended December 31, 2020.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2020 and 2019, our average transaction value per client was approximately $0.06 million and $0.02 million, respectively. Our ability to increase average transaction value is to increase higher value artworks in our product mix.

Results of Operations

The tables in the following discussion summarize our consolidated statements of income and comprehensive income for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily of the results that may be expected for any future period.

Years Ended December 31, 2020 vs. December 31, 2019

	For the Years Ended December 31,		Variance
	2020	2019	Amount	%

Net revenues	$17,225,630	$13,203,049	$4,022,581	30.5%
Net revenues – related parties	213,172	246,386	(33,214)	(13.5)%
Total operating revenues	17,438,802	13,449,435	3,989,367	29.7%
Cost of revenues	(2,642,163)	(1,329,877)	(1,312,286)	98.7%
Gross profit	14,796,639	12,119,558	2,677,081	22.1%
Operating expenses	(13,150,551)	(3,140,465)	(10,010,086)	318.7%
Income from operations	1,646,088	8,979,093	(7,333,005)	(81.7)%
Other income	402,019	108,779	293,240	269.6%
Income before income taxes	2,048,107	9,087,872	(7,039,765)	(77.5)%
Provision for income taxes	-	-	-	-%
Net income	2,048,107	9,087,872	(7,039,765)	(77.5)%
Foreign currency translation adjustment	1,144,657	(132,280)	1,276,937	(965.3)%
Comprehensive income	$3,192,764	$8,955,592	(5,762,828)	(64.3)%
Weighted average number of ordinary shares outstanding – basic and diluted*	15,615,729	14,167,041	1,448,688	10.2%
Basic and diluted earnings per share*	$0.13	$0.64	$(0.51)	(79.6)%

*	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019 and retroactive effect to the second surrender of an aggregate of 30.0% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2020		2019		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$8,405,211	48.2	$1,501,645	11.2	$6,903,566	460%
Transaction fees(2)	7,075,283	40.6	4,742,565	35.3	2,332,718	49%
Marketing services fees(3)*	1,370,164	7.9	6,729,736	50.0	(5,359,573)	(80)%
Other revenues(4)**	588,144	3.4	475,489	3.5	112,655	24%
Total operating revenues	$17,438,802	100.0	$13,449,435	100.0	$3,989,366	30%

*	Including nil and $68,082 from a related party for the years ended December 31, 2020 and 2019, respectively.

**	Including $213,172 and $178,034 from related parties for the years ended December 31, 2020 and 2019, respectively.

(1) Listing service fees: Our performance obligation is to provide listing on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles and artwork. Listing value is the total offering price of the collectible, artwork and commodities when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each piece of collectible or artwork, or portfolio of collectibles or artwork. We recognize the related revenue upon the completion of our performance obligation which is successfully listed our customers’ products on our platform. Our standard listing fees for collectibles and artworks range from 2.3% to 10.0% and from 2.3% to 5.3% for the years ended December 31, 2020 and 2019, respectively and standard listing fees for commodities was 1%-6% of the initial listing value for both years, the rate is dependent on the type of listings and is negotiated on a case-by-case basis. The average listing period is around three months.

Total listing service fees increased by approximately $6.9 million or 460% from $1,501,645 for the year ended December 31, 2019 to $8,405,211 for the same period in 2020. The increase was because increase in the listing value of products. Our listing service fees are calculated based on a percentage of the listing value of collectibles and artwork. During the years ended December 31, 2020 and 2019, total listing value of listed collectibles and artworks amounted to approximately $0.8 billion and $0.5 billion, respectively. In addition, our standard listing fees for artwork range from 2.3% to 5.3% for the year ended December 31, 2019 increased to range from 2.3% to 10.0% for the same period in 2020. The number of types in collectibles/artwork and commodities were successfully listed on our platforms increased from 115 for the year ended December 31, 2019 to 303 for the year ended December 31, 2020.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles or artwork per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the ownership units of the collectibles or artwork after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case-by-case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated case-by-case for selected traders with high trading volume, and is recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees.

The points are traded by and among our customers on the platform and we charge a transaction fee from the such points trading. Transaction fee revenue from the trading of points amounted to approximately $2.6 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

Total transaction fee revenue increased by approximately $2.3 million or 49% from $4,742,565 for the year ended December 31, 2019 to $7,075,283 for the same period in 2020. The increase was primarily the trading of reward points among traders during the second half of 2020, which accounted for 47.8% of increase. Transaction fee revenue were calculated based on certain percentage of the transaction value per transaction of products. Our total transaction value of products increased from approximately $1.5 billion the year ended December 31, 2019 to approximately $4.6 billion for the same period in 2020. Due to the increase in marketing expenses/activities we had in second half of 2020, we have seen increased the number of new and potential customers, and we plan to focus on increasing transaction value of our existing customers and products.

(3) Marketing service fees: Marketing service fee revenue is a fee that we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also includes providing promotion services for customers’ items as where to place ads on well-known cultural and art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on various fixed fee basis, which are based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees decreased by approximately $5.4 million or 80% from $6,729,736, which consisted of $68,082 from providing marketing services to our related party for the year ended December 31, 2019 to $1,370,164, which consisted of nil from providing marketing services to our related party for the same period in 2020. The decrease was because we closed our warehouse for collectibles and artwork traded on our platform as required by relevant Chinese government authorities under COVID-19 outbreak, the appraisals for certain collectibles were delayed from the beginning of February to mid-March, resulting in delays of the subsequent listing process of such collectibles and artworks, thus affected us providing marketing services for potential new products and our ability to generate marketing service fees during the first half of 2020. We have seen increased numbers of newly listed collectibles and artworks we promoted in the second half of 2020 as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. During the years ended December 31, 2020 and 2019, 303 and 115 types of products were successfully listed on our platforms, of which we promoted 24 and 60 types of newly listed collectibles and artworks for our customers, respectively. We expect our marketing service revenue will increase in 2021 due to the recovery from COVID-19 and more marketing and promotional activities could be carried out for our customers.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fee is negotiated on a case-by-case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues increased by approximately $113,000 or 24% from $475,489, which consisted of $178,034 from providing technological services to our related parties for the year ended December 31, 2019 to $588,144, which consisted of $213,172 from providing technological services to our related parties for the same period in 2020. The increase was primarily because we started to provide consulting and training services to certain traders/customers and receive agency recommendation fess in addition to IT technical support during the year ended December 31, 2020. There was no agency recommendation fees generated in the same period of 2019.

Cost of Revenues

Cost of revenues increased by approximately $1.3 million or 99% from $1,329,877 including $607,679 from related party for the year ended December 31, 2019 to $2,642,163 including $1,734,761 from related party for the same period in 2020. The increase in cost of revenues was primarily due to the increase in warehouse storage fees of approximately $1.1 million as the increase in the listing value of products. The warehouse storage fees were charged based on certain percentage of listing value of products. Our total listing value of listed collectible/artworks increased from approximately $0.5 billion the year ended December 31, 2019 to approximately $0.8 billion for the same period in 2020.

Gross Profit

Gross profit increased by approximately $2.7 million or 22% from $12,119,558 for the year ended December 31, 2019 to $14,796,639 for the year ended December 31, 2020. Gross margin for the years ended December 31, 2020 and 2019 were approximately 85% and approximately 90%, respectively. The decrease in gross margin was due mainly to the decline in higher-margin marketing services fees in 2020 as a result of impact of COVID-19.

Selling and Marketing Expenses

Selling expenses increased by approximately $5.3 million, or 789% from $675,230 including $124,857 to related party for the year ended December 31, 2019 to $6,004,883 including $1,762,652 to related party for the same period in 2020. The increase was primarily due to the increase in commission expenses of approximately $3.4 million as our transaction fee revenue increased. In order to attract more traders to our platform, we paid commission which is certain percentage of transaction fee revenue for third-party referrals of new traders while in same period 2019, we offered rebates to our customers directly which was accounted for as a reduction of revenues, not selling expenses. The numbers of new accounts opening on our platforms increased from approximately 66,000 for the year ended December 31, 2019 to approximately 95,000 for the year ended December 31, 2020.

The increase in selling expenses-related party was also due to the increase in marketing expenses of approximately $1.8 million as the listing value of products increased as well as we took aggressive marketing and advertising actions to increase our revenues in the second half of 2020 after our business were significantly negatively impacted by COVID-19. Our marketing expenses were mostly charged based on percentage of listing value of products on our platform. In 2019, we entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd.(“Jinwang”), a related party pursuant to which we would utilize advertising space on its website from January 1, 2019 to December 31, 2021. We were charged a yearly advertising fee of approximately $0.18 million a year adjustable based upon actual final space usage. The advertising fee was approximately 1.7% of the initial listing value of collectible or artwork when we entered into the contract. On May 1, 2020, the contract between the Company and Jinwang was amended and the monthly advertising fee is fixed to 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2021. The contract was further amended on June 25, 2020 and the fee would be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2021. The increase of the rates for the second half of 2020 was as a result of our demand for more advertising space and online time on Jingwan website as we decided to push aggressively on advertising activities to increase our revenues in the second half of the year after seeing the significant decrease of revenue in the first half of 2020 due to COVID-19. Our total listing value of listed artworks increased from approximately $0.5 billion the year ended December 31, 2019 to approximately $0.8 billion for the same period in 2020.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $4.7 million, or 190% from $2,465,235 including $427,473 to related parties for the year ended December 31, 2019 to $7,145,668 including $201,865 to related parties for the same period in 2020. The increase in our general and administrative expenses was primarily due to we incurred more consulting fees of approximately $0.7 million for development of our new businesses and $1.5 million on improving our IT infrastructure including research and development for our platform system and applications; $0.8 million for overseas market developments, particularly expansion into the U.S. market, including business development plans to establish a U.S. operation center, a warehouse and a logistics system for cultural and art collections in the U.S. and professional fees of $0.7 million in to seek listing outside of US. We also incurred approximately $0.8 million public offering expenses that we did not capitalize. The increase is also due to we accounted full year of HKDAEx general and administrative expenses for 2020 but we only accounted eight months general and administrative expenses of HKDAEx Limited for the year ended December 31, 2019 as we acquired HKDAEx Limited in May 2019. We expect our general and administrative expenses, including but not limited to, compensation, rent, depreciation and amortization to continue to increase in the foreseeable future as our business grows further. General administrative expenses paid to related parties included administration service fee paid to HKFAEx Group Limited of approximately $54,000 for the year ended December 31, 2020. General administrative expenses for the year ended December 31, 2019 included approximately $0.3 million consulting fees paid to our principal beneficial shareholders, Aimin Kong and Huajun Gao pursuant to consulting agreements entered on January 1, 2019 for a term of one year. These agreements expired on December 31, 2019 without renewal and we incurred no such expense in 2020. General administrative expenses paid to related parties also included rental expense paid to Nanjing Culture and Artwork Property Exchange Co., Ltd. for the years ended December 31, 2020 and 2019 amounted to $147,713 and $151,578, respectively.

Other Income

Total other income increased by approximately $0.3 million, or 270%, from $108,779 for the year ended December 31, 2019 to $402,019 for the same period in 2020. The increase in other income was primarily due to the increase in interest income and gain from short term investment of approximately $0.2 million.

Provision for Income Taxes

Our provision for income taxes amounted to nil for both years ended December 31, 2020 and 2019. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIEs which incurred losses.

Net Income

Our net income decreased by approximately $7.0 million, or 78%, from $9,087,872 for the year ended December 31, 2019 to approximately $2,048,107 for the same period in 2020. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB and HKD (the functional currency of our operating entities) and the USD dollar reporting currency.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this annual report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Deposit

On November 16, 2020, the Company entered into a memorandum of understanding (“MOU”) with a third-party to acquire approximately 39,000 square meters of office and warehouse space and related land use rights in Nanjing city to meet the Company’s growing need for office and warehouse space. The total price per the MOU was RMB195 million (approximately $29.6 million) and the land use rights will expire on October 7, 2052. The current land use rights for existing office and warehouse on site were for industrial use purpose and the seller agreed to apply for approval with local government to change the use of rights from industrial to research and development before the parties would proceed further with the MOU. The Company was planning to use the property for its research and development center. The Company paid a deposit of RMB 65 million after signing the MOU. A second payment of RMB 22 million was made upon finalization of the research center development plan with the final payment to be paid when the permit is approved in six months and the research center is completed. The Company paid the deposit of RMB 87 million (approximately $13.3 million) as of December 31, 2020. In March 2021, the Company was notified by the seller that the permit may not be obtained timely or at all. The Company terminated the MOU and the seller has refunded the full deposit as of the date of this report. There was no termination fee or penalty.

Revenue recognition

On January 1, 2019, we adopted FASB ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

The core principle underlying the revenue recognition standard is that we will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer. Under the guidance of ASC 606, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy our performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the years ended December 31, 2020 and 2019. We continue to derive our revenues from service contracts with our customers with revenues being recognized upon performance of services. Persuasive evidence of an arrangement is demonstrated via service contract and invoice; and the consideration to the customer is fixed upon acceptance of the sales contract. At times, we offer incentives and rebates to our customers directly and we account for these incentives payable to customers as a reduction of contract price.

Our revenues are recognized at a point in time or over time after all performance obligations are satisfied. In addition, we took the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Our commission expenses to our sales agents are expensed when incurred.

We are an online provider of collectibles and artwork e-commerce services, which allows artists and art dealers and owners to access the art trading market with a wider range of artwork investors through our platforms. We currently facilitate trading by individual and institutional customers of stamps, coins, and all kinds of artwork and collectibles on our online platforms. In addition to collectibles and artwork, we have also expanded our platform to trade commodities, mainly teas, Yunnan ham and Chinese mitten crabs.

We generate revenue from our services in connection with the trading of artwork, collectibles and commodities on our platforms, primarily consisting of listing service fees, transaction fees, marketing services fees and other revenues collected from traders (our customers).

Started in July 2019, we had signed corporative agreements with third parties who are experts and possess new ideas and resources for collectibles/artwork and commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on our online platforms. These parties are required to place certain amount of security deposit with us until termination of the corporative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche products will be shared between us and these parties based on pre-agreed rates and trading volume. We accounted for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. $62,009 and $171,272 of gross revenue generated from these contracts had been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2020 and 2019, respectively.

Listing service fees

One-time nonrefundable listing service fees are collected from traders for listing their products on the platform. Our only performance obligation is to provide the listing on our platform. We recognized the related revenue upon the completion of our performance obligations which is when the customers’ products are successfully listed on our websites. The fees are determined by contracts with the customers as a fixed percentage of the listing price. For listing service contracts in which the related performance obligations can be completed within a short period of time, we recognize the related revenue upon the completion of our performance obligations.

Transaction fee revenue

Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork, commodities and points per transaction. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork, commodities and points after they are listed on our platform. Our performance obligation is to facilitate the trading transactions. Transaction fee revenue is recognized and collected at the time when the transaction is completed.

Transaction fee revenue also includes predetermined monthly transaction fees for select traders with large transactions and are negotiated on a case-by-case basis. Predetermined transaction fees are recognized and earned over the specified service period.

Predetermined transaction fees received in advance of the specified service period are recorded as deferred revenue.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from the such points trading. We assessed if a material right existed when we initially issued the reward points and if the reward points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of points amounted to approximately $2.6 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

Marketing service fees

Marketing service fee (including zero and $68,082 from related party for the years ended December 31, 2020 and 2019, receptively) are usually collected after we complete our services and includes the following type of services:

(1)	For certain marketing service agreements, we promise to assist our customer in connection with his/her listing and trading of his/her collectible/artwork or commodities on our platform, which mainly includes consultation and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, we recognize the related revenue upon the completion of our performance obligations.

(2)	Marketing service agreements also includes providing promotional services for customers’ items as where to place ads on well-known cultural and art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs.

The marketing service fees are charged on various fixed fee basis, which are based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Other revenues

Other revenues (including $213,172 and $178,304 from related parties for the years ended December 31, 2020 and 2019, respectively) primarily includes other service fees for IT technical support to customers and revenues from agency recommendation fee. IT technical support fees are negotiated on a case-by-case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain qualified traders/agents. Upon completion of the training and consultation, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platforms. Our performance obligation is completed and revenue is recognized upon completion of training and related consulting services.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations. We have only reported PRC income taxes since all our operations are carried out in PRC.

We account for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended December 31, 2020 and 2019. Our income tax returns filed for December 31, 2019 and 2018 are subject to examination by Chinese tax authorities.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We will recognize a liability for such contingency if we determine it is probable that a loss has occurred and a reasonable estimate of the loss can be made. We consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

5B. Liquidity and Capital Resources

We had approximately $24.0 million of cash and cash equivalents and approximately $31.5 million of working capital as of December 31, 2020. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from short-term investment and public offering.

We completed our initial public offering in December, 2020 and received net proceeds of approximately $17.3 million after deducting underwriting commission and offering expenses. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors -Risks Relating to Doing Business in China.” We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Cash Flows

As of December 31, 2020, we had cash and cash equivalents of approximately $24.0 million. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Net cash provided by operating activities	$8,101,587	$9,559,467
Net cash used in investing activities	$(11,769,294)	$(1,438,760)
Net cash provided by (used in) financing activities	$18,636,395	$(853,579)

Operating Activities

Net cash provided by operating activities was approximately $8.1 million for the year ended December 31, 2020 which was attributable primarily to the net income of approximately $2.0 million, the increase in depreciation and amortization of approximately $0.3 million, the collection of accounts receivables approximately $0.8 million, the increase in accounts payable and accounts payable - related parties of approximately $5.3 million as we incurred more cost of revenues and consulting expenses on business development. The cash inflow partially offset by the increase in other receivables and prepaid expenses of approximately $0.8 million.

Net cash provided by operating activities was approximately $9.6 million for the year ended December 31, 2019, which was attributable primarily to the net income of approximately $9.1 million, the increase in depreciation and amortization of approximately $0.2 million, the decrease in other receivables and prepaid expenses of approximately $0.4 million due to utilization of prepaid expenses, the increase in accounts payable of approximately $0.3 million due to our increase in operations and the collection in other receivables - related party of approximately $0.3 million, and the increase in other payables and accrued liabilities of approximately $0.3 million, partially offset by the increase in accounts receivable of approximately $0.4 million and approximately $0.6 million decrease in deferred revenue, as our revenue increases due to our organic growth.

Investing Activities

Net cash used in investing activities was approximately $11.8 million for the year ended December 31, 2020, which was primarily attributable to the deposit of approximately $12.6 million as we paid a deposit on real estate purchase, such deposit was subsequently refunded to us in full amount in April 2021 due to the termination of real estate purchase memorandum of understanding, purchases of short-term investment of approximately $24.4 million and purchases of office equipment and intangible assets of approximately $19,000 due to expansion of our operations and partially offset by the proceed from the sale of such investment of approximately $25.3 million, .

Net cash used in investing activities was approximately $1.5 million for the year ended December 31, 2019, which was primarily attributable to purchases of short-term investment of approximately $4.2 million and proceed from the sale of such investment of approximately $2.4 million, purchases of office equipment and vehicles of approximately $0.3 million due to expansion of our operations, and partially offset by the cash acquired from acquisition of HKDAEx of approximately $0.6 million.

Financing Activities

Net cash provided by financing activities was approximately $18.6 million for the year ended December 31, 2020, which was primarily attributable to the proceeds from initial public offering of approximately $18.7 million.

Net cash used in financing activities was approximately $0.9 million for the year ended December 31, 2019, which was primarily attributable to the increase in deferred offering costs of approximately $0.7 million and payments of other payables - related party of approximately $0.2 million.

5C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2020, we leased three office premises under non-cancellable operating leases with expiration dates ending in December 2021, June 2021 and July 2022.

Twelve months ending December 31,	Minimum lease payment
2021	$190,650
2022	14,513
Total minimum payments required	$205,163

G.	Safe Harbor

See “Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Mun Wah Wan	48	Chairman of the Board of Directors
Lijia Ni	37	Chief Financial Officer
Yi Shao	32	Chief Executive Officer and Director
Y. Tristan Kuo(1)(2)(3)	66	Independent Director
Xiaobing Liu(1)(2)(3)	58	Independent Director
Bennet P. Tchaikovsky(1)(2)(3)	51	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

Biography

Mun Wah (Lewis) Wan

Mr. Wan was appointed as a member of our board of directors on April 18, 2019 and chairman of our board of directors on May 10, 2019. Since February 2007, Mr. Wan has served as chairman of the board of directors of HKFAEx Group Limited, one of our principal shareholders, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and Mr. Wan is also the sole shareholder of The Pride Group Holdings Limited, which owns 100% equity interest of HKFAEx Group Limited. Since December 2012, Mr. Wan has served as a visiting professor of Beijing University of International Business & Economics. Since February 2013, Mr. Wan has served as committee member of Hong Kong Securities and Investment Institute. Since 2008, Mr. Wan has serviced as the vice president and chairman of China Investment Committee of the China Hong Kong International Economic Trading Association. From August 2004 to February 2007, Mr. Wan was the director and chief investment officer of Marco Polo Investments Group Limited. From September 1997 to August 2004, Mr. Wan worked at the Financial Services Division of PricewaterhouseCoopers.

Mr. Wan received his Bachelor Degree of Business Administration, majoring in Finance, from the Hong Kong University of Science and Technology in November 1997. Mr. Wan is a senior fellow of the Hong Kong Securities and Investment Institute, a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. We believe that Mr. Wan’s extensive experience and leadership in the investment, business and corporate management will benefit the Company’s operations and qualifies him to serve as the chairman of our board of directors.

Yi Shao

Mr. Shao was appointed as a member of our board of directors on April 18, 2019 and as our chief executive officer on May 10, 2019. From October 2018 to March 2019, Mr. Shao served as the general manager of Jiangsu Yanggu Culture Development Co., Ltd. From October 2017 to September 2018, Mr. Shao served as the deputy general manager of Jiangsu Dahe Live Network Technology Co., Ltd. From October 2015 to October 2017, Mr. Shao worked as a project manager at Nanjing Cultural and Artwork Property Exchange Co., Ltd. From June 2013 to October 2015, Mr. Shao worked as a software developer at Marvell Electronic Technology Co., Ltd. Mr. Shao received his Bachelor Degree of electronic information science and technology from Nanjing University in 2010 and his Master Degree of biomedical engineering from Nanjing University in 2013. We believe that Mr. Shao’s extensive experience in art industry, market development and corporate management will benefit the company’s operations and management and make him an important member of the board of directors and its committees.

Lijia (Fiona) Ni

Ms. Ni was appointed as our chief financial officer on May 10, 2019. From March 2019 to May 2019, Ms. Ni served as the financial controller of Jiangsu Yanggu Culture Development Co., Ltd. From July 2017 to February 2019, Ms. Ni served as general manager of Jinling Cultural Property Rights Exchange Co., Ltd. and she was the financial controller and assistant to the general manager of Jinling Cultural Property Rights Exchange Co., Ltd. from July 2015 to June, 2017. From July 2014 to July 2015, Ms. Ni served as the financial controller of the Art Business Unit of Dahe Investment Holding Group Co., Ltd., a well-known advertising company in China. From June 2008 to May 2014, Ms. Ni worked as an audit manager at Nanjing Branch of KPMG (China) Enterprise Consulting Co., Ltd. and participated in the initial public offerings of A shares and H shares listings in China. Ms. Ni received her Bachelor Degree in accounting from Nanjing University in China in 2005 and her Master’s Degree in accounting from the University of Birmingham, UK in 2007.

Bennet P. Tchaikovsky

Mr. Tchaikovsky was appointed as a member of our board of directors on January 15, 2020. Since August 2014, Mr. Tchaikovsky has been a full-time professor at Irvine Valley College. From August 2018 to May 2019, Mr. Tchaikovsky was a part-time instructor at Chapman University. From November 2013 to August 2019, Mr. Tchaikovsky served as a board member and chairman of the audit committee of Ener-Core, Inc. (OTC: ENCR). From August 2013 to May 2014, Mr. Tchaikovsky was a part-time faculty member of Irvine Valley College and a part-time faculty member of Pasadena City College. Mr. Tchaikovsky has served as a director of China Jo-Jo Drugstores, Inc. (NASDAQ: CJJD) from August 2011 to January 2013 and as its chief financial officer from September 2009 to July 2011. From April 2010 to August 2013, Mr. Tchaikovsky has served as chief financial officer of VLOV, Inc. From May 2008 to April 2010, Mr. Tchaikovsky has served as chief financial officer of Skystar Bio-Pharmaceutical Company. From March 2008 to November 2009, Mr. Tchaikovsky served as a director of Ever-Glory International Group (NASDAQ: EVK) and served on the audit committee as chairman and on the compensation committee as a member. Mr. Tchaikovsky received his Juris Doctorate degree from Southwestern University School of Law in December 1996 and his Bachelor of Arts degree in Business Economics from University of Californian at Santa Barbara in August 1991. Mr. Tchaikovsky is a licensed Certified Public Accountant in California and is an active member of the California State Bar. We believe that Mr. Tchaikovsky’s extensive experience in accounting and business will benefit the Company’s business and operations and make him a valuable member of the board of directors and its committees.

Y. Tristan Kuo

Mr. Kuo was appointed as a member of our board of directors on November 1, 2019.  Since April 2017, Mr. Kuo has served as chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as chief financial officer and chief information officer of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

Xiaobing Liu

Mr. Liu was appointed as a member of our board of directors on May 10, 2019.  Since April 2006, Mr. Liu has been a professor at Nanjing Tech University School of Law. From January 2014 to July 2017, Mr. Liu served as the Dean of Nanjing Tech University School of Law. Since September 2012, Mr. Liu has served as an independent director of the board of Nanjing Baotai Special Materials Co., Ltd. Since May 2016, Mr. Liu has served as an independent director of the board of GPRO Titanium Industry Co., Ltd. Mr. Liu received his Bachelor of Law degree from East China University of Political Science and Law (“ECUPL”) in 1983 and his Master’s Degree of Legal History from ECUPL in 1986. Mr. Liu received his Doctor’s Degree of Constitution and Administrative Laws from Wuhan University in 2007. Mr. Liu holds a public company independent director qualification certificate from Shanghai Stock Exchange since November 2011. We believe that Mr. Liu’s legal expertise and knowledge will benefit the Company’s business and operations and make him a valuable member of the board of directors and its committees.

6.B. Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB1.4 million (US$0.2 million) in cash to our executive officers, and paid US$67,000 to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our WFOE, our VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date.  In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

During the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB 1.2 million ($0.17 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Our board of directors currently consists of 5 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Y. Tristan Kuo, Xiaobing Liu and Bennet P. Tchaikovsky are the members of our audit committee, and Y. Tristan Kuo serves as the chairman. All members of our audit committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the audit committee. In accordance with our audit committee charter, our audit committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, interim reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our interim financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to the board of directors regarding corporate governance issues and policy decisions.

Our board of directors has determined that Y. Tristan Kuo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Y. Tristan Kuo, Xiaobing Liu and Bennet P. Tchaikovsky are the members of our compensation committee and Bennet P. Tchaikovsky serves as the chairman.  All members of our compensation committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the compensation committee. In accordance with the compensation committee’s charter, the compensation committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The compensation committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;

●	To make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	To administer and otherwise exercise the various authorities prescribed for the compensation committee by the Company’s incentive compensation plans and equity-based plans;

●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	To determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

Corporate Governance and Nominating Committee

Y. Tristan Kuo, Xiaobing Liu and Bennet P. Tchaikovsky are the members of our corporate governance and nominating committee and Xiaobing Liu serves as the chairman.  All members of our corporate governance and nominating committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the corporate governance and nominating committee. In accordance with its charter, the corporate governance and nominating committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The corporate governance and nominating committee is responsible for, among other things:

●	Identify and screen individuals qualified to become board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Y. Tristan Kuo, Xiaobing Liu and Bennet P. Tchaikovsky are the “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2020, December 31, 2019 and December 31, 2018, we had a total of 47, 56 and 57 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of October 31, 2020:

Function	Number*	% of Total Employees
Technology and Research	20	42.55%
Sales & Marketing	11	23.41%
General & HR and Administration	16	34.04%
	47	100%

*	excluding the employees of an investment of the VIE of the Company, Zhongcang Warehouse Co., Ltd.

As of December 31, 2020, 42 of our employees were based in Nanjing City, China, where our principal executive offices are located, and 5 employees were located in Hong Kong.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this report, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

As required by Hong Kong laws and regulations, we contribute to the Mandatory Provident Fund and take out insurance policies for our Hong Kong-based employees.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 27, 2021 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 20,444,712 ordinary shares issued and outstanding as of the date of April 27, 2020.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, No. 2, Youzishan Road, Dongba Street, Gaochun District, Nanjing, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86) 25 85766891.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Mun Wah Wan(1)	3,797,500	18.57
Lijia Ni(2)	367,500	1.80
Yi Shao(3)	857,500	4.19
Y. Tristan Kuo	-	-
Xiaobing Liu	-	-
Bennet P. Tchaikovsky	-	-
5% or Greater Shareholders:
HKFAEx Group Limited(1)	3,797,500	18.57
Oriental Culture Investment Development LTD(4)	2,450,000	11.98
Oriental Culture Investment Communication LTD(5)	2,450,000	11.98
All directors and executive officers as a group (six individuals)	5,022,500	24.56

(1)	Mun Wah Wan, chairman of our board of directors, is the sole shareholder of The Pride Group Holdings Limited, a British Virgin Islands company, which owns 100% equity interest of HKFAEx Group Limited. Mr. Wan is also the chairman of the board of directors of HKFAEx Group Limited, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of HKFAEx Group Limited is Unit 909, Level 9, Cyberport 2, Hong Kong. The registered address of The Pride Group Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)	Lijia Ni, our chief financial officer, is the sole shareholder and director of Oriental Culture Investment Arts LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Arts LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Yi Shao, our chief executive officer and a member of our board of directors, is the shareholder and director of Oriental Culture Investment Diffusion LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Diffusion LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Huajun Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Communication LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Variable Interest Entity Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

a. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2020	December 31, 2019

Zhongcang Warehouse Co., Ltd.	An investment of the VIE of the Company*	Storage fees	$353,665	$207,364
Kashi Jinwang Art Purchase E-commerce Co., Ltd. (“Kashi Jinwang”)	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a related party of the Company	Marketing expenses	875,716	402
Total			$1,229,381	$207,766

*	In 2018, we invested RMB 7,140,000 ($1,038,017) in Zhongcang in exchange for a 34% equity interest. On December 20, 2018, our holding in Zhongcang was reduced to 20% and in May 2019, we further reduced our equity interest to 18%. In March 2018, Kashi Dongfang granted a use right of its “Entrusted Warehouse Management System V1.0” software to Zhongcang for the period from March 12, 2018 to March 11, 2025. The license fee is RMB 0 ($0).

b. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	Nature	December 31, 2020	December 31, 2019

Aimin Kong	Company’s 11.98% beneficial shareholder	Advances for operational purposes	$-	$51,896
HKFAEx Group Limited (“HKFAEx”)	a 18.57% shareholder of the Company	Advances for operational purposes	4,514	4,493
Mun Wah Wan	Chairman of the board of directors of the Company and indirectly holding 18,57% shares of the Company through HKFAEx	Advances for operational purposes	2,798	4,929
Total			$7,312	$61,318

c. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Nanjing Culture and Artwork Property Exchange Co., Ltd. ("Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.98% of our shares	Technological service fee revenue	$41,571	$20,425
Jinling Cultural Property Rights Exchange Co., Ltd.	Owned by our 11.98% beneficial owner, Huajun Gao	Technological service fee revenue	21,042	20,425
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural Property Exchange Co., Ltd. which is owned by the Company’s 11.98% beneficial owner, Huajun Gao	Technological service fee revenue	20,390	20,425
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Owned by our 11.98% beneficial owners, Huajun Gao and Aimin Kong	Technological service fee revenue	-	49,020
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Technological service fee revenue	130,169	68,009
Nanjing Pusideng Information Technology Co., Ltd. (“Nanjing Pusideng”)	Mr. Yi Shao, chief executive officer and a member of the board of directors of the Company, was the 100% shareholder of Nanjing Pusideng as of June 14, 2019 and was the legal representative of Nanjing Pusideng as of November 20, 2019	Marketing service revenue	-	68,082
Total			$213,172	$246,386

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Zhongcang Warehouse Co., Ltd.	The Company’s VIE owns equity in Zhongcang	Storage fees	$1,734,761	$607,679

e. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Online advertising expenses	$1,762,652	$124,857

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Jinwang’s website from January 1, 2019 to December 31, 2021. The Company was charged a yearly advertising fee of approximately $0.18 million per year adjustable by actual final usage. The advertising fee was approximately 1.7% of the Company’s initial listing value of collectible or artwork when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee is fixed to 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2021. The contract was further amended on June 25, 2020 and the fee would be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then back to 1.5% from January 1 2021 to December 31, 2021. The increase of the rates for the second half of 2020 was as a result of the Company’s demand for more advertising space and online time on Jingwan website as the Company took aggressively advertising action to increase its revenues in the second half of the year after seeing the significant decrease of its revenue in the first half of 2020 due to COVID-19.

f. During the year ended December 31, 2019, the Company purchased inventory management system software from its related party, Nanjing Pusideng, for approximately $72,000. Mr. Yi Shao, chief executive officer and a member of the board of directors of the Company was the 100% shareholder of Nanjing Pusideng as of June 14, 2019 and was the legal representative of Nanjing Pusideng as of November 20, 2019.

g. Kashi Longrui entered into a Management Consulting Advisory Agreement with Mr. Aimin Kong for an annual service fee of RMB 780,000 (approximately $111,000) on January 1, 2019. The consulting agreement had a term of one year and the services include business, management and strategic developments. Mr. Kong is the sole shareholder and director of Oriental Culture Investment Development LTD which is a 11.98% shareholder of the Company.

Kashi Dongfang entered into a Technology Advisory Engagement Agreement with Mr. Huajun Gao and engaged Mr. Gao as the chief technology advisor for an annual service fee of RMB 1,000,000 (approximately $143,000) on January 1, 2019. The advisory agreement had a term of one year and the services include technology review and verification, technology renovation and improvement, technology security and management, and technology advice and consulting. Mr. Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD which is a 11.98% shareholder of the Company.

The Company incurred total of approximately $258,000 (RMB 1,780,000) of expenses for the above agreements during the year ended December 31, 2019 which was included in general and administrative expenses. There were no such expenses during the year ended December 31, 2020 as both agreements expired on December 31, 2019 and were not renewed.

h. During the years ended December 31, 2020 and 2019, HKDAEx paid approximately $54,000 and $18,000, respectively, to HKFAEx’s former shareholder for accounting and business administration services.

i. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture and Artwork Property Exchange Co., Ltd. which is controlled by Huajun Gao and Aimin Kong, each is a 11.98% beneficial shareholder of the Company, for an office space from January 1, 2020 to December 31, 2020 with a monthly rent of approximately $13,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021. Total rental expense for the years ended December 31, 2020 and 2019 amounted to $147,713 and $151,578, respectively.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividends

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Laws and Regulations Relating to Foreign Exchange—Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “OCG.” The shares began trading on December 15, 2020 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since December 15, 2020 under the symbol “OCG”.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

Our authorized share capital is $50,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 ordinary shares of a nominal or par value of $0.00005 each; and (ii) 100,000,000 preferred shares of a nominal or par value of $0.00005 each.  As of April 27, 2021, 20,444,712 ordinary shares are outstanding and no preferred share is issued or outstanding.

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association, which was filed as Exhibits 3.2 and 3.3 to our registration statement on Form F-1 (File Number 333-234654) initially filed with the Securities and Exchange Commission on November 12, 2019 and declared effective on December 1, 2020. Our shareholders adopted our second amended and restated memorandum and articles of association by way of a special resolution on November 8, 2019.

Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands

According to clause 3 of our second amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by Section 7(4) of The Companies Law (As Amended) or as the same may be amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights.  The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote.  On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than 10 percent of the paid up share capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our issued and outstanding shares entitled to vote at the meeting present in person or by proxy and that any holder of shares of the class present in person or by proxy may demand a poll. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the issued and outstanding ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no fewer than two-thirds of the votes of the issued and outstanding ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the current memorandum and articles to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.  Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits or share premium of the company, provided the current memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.  Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.  If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the current memorandum and articles, be varied or abrogated with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Transfer of Shares. Subject to certain restriction in the articles of association as may be applicable, any shareholder may transfer all or any of its shares by an instrument in writing in any usual or common form or any other form which the Board of Directors may approve or on behalf of the transferor and if in respect of a nil or partly paid up share or if so required by the Board of Directors shall also be executed on behalf of the transferee and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members/Shareholders in respect thereof.

The Board of Directors may in their absolute discretion to decline to register any transfer of any share, whether or not it is a fully paid share, without assigning any reason for so doing. If the Board of Directors refuse to register a transfer, they shall within 2 months of the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Board of Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

The registration of transfers may be suspended at such times and for such periods as the Board of Directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year

Inspection of Books and Records

The Board of Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or authorized by the Board of Directors or by the Company by ordinary resolution.

General Meeting of Shareholders. Shareholders’ meetings may be convened by our board of directors. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by the articles of association, a quorum shall consist of one or more shareholders present in person or by proxy holding at least one-third (1/3) of the paid up voting share capital of the Company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there is no exchange control regulations in the Cayman Islands applicable to us and shareholders.

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Exchange” for exchange controls in China.

10.E. Taxation

The following summary of the material Cayman Islands, PRC, Hong Kong and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, PRC, Hong Kong and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Jiangsu Yanggu may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7 replaced of some of the existing rules in Circular 698, effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced with effect from December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC late amended on August 31, 2018 and become effective on January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustment based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtains improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Jiangsu Yanggu may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of ordinary shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated variable interest entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares and all specified foreign financial assets held exceed a threshold amount (such as $100,000 as of the end of the year for married taxpayers filing joint returns). Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www.ocgroup.hk. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-234654) in relation to the initial public offering of 5,065,000 ordinary shares of the Company. Our initial public offering closed in December 2020. ViewTrade Securities Inc. was the representative of the underwriters for our initial public offering. Counting in the ordinary shares sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,124,400 ordinary shares and received net proceeds of approximately US$17.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on December 1, 2020. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.2 million, which included approximately US$1.4 million in underwriting discounts and commissions for the initial public offering and approximately US$1.8 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2020, we used approximately US$1.3 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software and system for our online platforms. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to the deficiency in the ability of our in-house accounting professionals to generate financial statements and related disclosures in the form required by applicable SEC requirements. Due to the foregoing material weakness, management concluded that as of December 31, 2020, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we have hired external accountants who have extensive experience on US GAAP and SEC reporting to help us on the preparation of our financial report, and we also plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.” In addition, we cannot assure that we will not identify additional material weaknesses when we are required to include management’s assessment regarding internal control over financial reporting in our annual report on Form 20-F for fiscal year ending on December 31, 2021.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Y. Tristan Kuo, Chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-234654), as amended, initially filed with the SEC on November 12, 2019.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31, 2020	Year Ended December 31, 2019

Audit fees(1)	$170,000	$172,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)
TOTAL	$170,000	$172,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-35.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Form of Representative’s Warrant to Purchase Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10. to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.3	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.4	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.8	Employment Agreement by and between the Registrant and Yi Shao dated May 10, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.9	Employment Agreement by and between the Registrant and Lijia Ni dated May 10, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.10	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.11	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Independent Director Agreement by and between the Registrant and Y. Tristan Kuo dated November 6, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.13	Independent Director Agreement by and between the Registrant and Bennet P. Tchaikovsky dated January 15, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.14	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.15	Director Agreement by and between the Registrant and Mun Wah Wan dated March 6, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.16	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.17	Fixed Asset Transfer Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.18	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.19	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.20	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.21	Technical Maintenance Services Contract by and between Nanjing Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.22	Cooperation Agreement and Amendment to Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated September 1, 2018 and September 15, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.23	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.24	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.25	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated October 1, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.26	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.27	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.28	Management Consulting Advisory Agreement by and between Aimin Kong and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2019 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.29	Technology Advisory Engagement Agreement by and between Huajun Gao and Kashi Dongfang Cangpin Culture Development Co., Ltd. dated January 1, 2019 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.30	Cooperation Agreement by and between China International Assets and Equity of Artworks Exchange Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on January 1, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.31	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.32	Product Consulting Service Agreement by and between Nanjing Pusideng Information Technology Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. in 2019 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.33*	Renewal of Employment Agreement by and between the Company and Yi Shao
4.34*	Renewal of Employment Agreement by and between the Company and Lijia Ni
4.35*	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2021.
4.36	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu(incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.37	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.38	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.39*	Employment Agreement by and between the Company and Yi Shao dated April 27, 2021
4.40*	Employment Agreement by and between the Company and Lijia Ni dated April 27, 2021
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics(incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Taikun Law Firm
101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
Name: Yi Shao
Title: Chief Executive Officer

Date: April 30, 2021

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Oriental Culture Holding LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding LTD. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

April 30, 2021

We have served as the Company’s auditors since 2019.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$24,036,174	$9,184,671
Short-term investment	1,056,286	1,749,092
Accounts receivable, net	402,428	1,263,224
Other receivables and prepaid expenses	199,515	32,942
Deposit	13,333,538	-
Total current assets	39,027,941	12,229,929

PROPERTY AND EQUIPMENT, NET	372,215	460,869

OTHER ASSETS
Escrow	600,000	-
Investment	535,617	500,967
Intangible assets, net	572,992	739,793
Deferred offering costs	-	782,029
Total other assets	1,708,609	2,022,789

Total assets	$41,108,765	$14,713,587

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,831,394	$333,505
Accounts payable - related parties	1,229,381	207,766
Deferred revenue	243,355	176,457
Other payables and accrued liabilities	1,043,383	695,806
Other payables - related parties	7,312	61,318
Taxes payable	184,694	139,463
Total current liabilities	7,539,519	1,614,315

Total liabilities	7,539,519	1,614,315

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020 and 2019, respectively*	-	-

Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,054,712 and 24,800,000 shares issued***, 20,444,712 and 15,190,000 shares outstanding as of December 31, 2020 and 2019, respectively**	1,503	1,240

Treasury shares, at cost, 9,610,000 shares issued as of December 31, 2020 and 2019, respectively***	(481)	(481)

Additional paid-in capital	18,884,992	1,608,045
Statutory reserves	112,347	112,347
Retained earnings	13,647,770	11,599,663
Accumulated other comprehensive income (loss)	923,115	(221,542)
Total shareholders’ equity	33,569,246	13,099,272
Total liabilities and shareholders’ equity	$41,108,765	$14,713,587

*	gives retroactive effect to the re-designation of preferred shares on September 12, 2019.

**	gives retroactive effect to the re-designation of ordinary shares on September 12, 2019 and the 2-for-1 forward share split to authorized, issued and outstanding shares on November 8, 2019.

***	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019 and retroactive effect to the second surrender of an aggregate of 30.0% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019

OPERATING REVENUES:
Net revenues	$17,225,630	$13,203,049
Net revenues - related parties	213,172	246,386
Total operating revenues	17,438,802	13,449,435

COST OF REVENUES:
Cost of revenues	(907,402)	(722,198)
Cost of revenues - related party	(1,734,761)	(607,679)
Total cost of revenues	(2,642,163)	(1,329,877)

GROSS PROFIT	14,796,639	12,119,558

OPERATING EXPENSES:
Selling and marketing	(4,242,231)	(550,373)
Selling and marketing - related party	(1,762,652)	(124,857)
General and administrative	(6,943,803)	(2,037,762)
General and administrative - related parties	(201,865)	(427,473)
Total operating expenses	(13,150,551)	(3,140,465)

INCOME FROM OPERATIONS	1,646,088	8,979,093

OTHER INCOME
Gain from short-term investment	93,007	29,008
Interest income	139,916	75,544
Other income, net	169,096	4,227
Total other income, net	402,019	108,779

INCOME BEFORE INCOME TAXES	2,048,107	9,087,872

PROVISION FOR INCOME TAX	-	-

NET INCOME	$2,048,107	$9,087,872

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,144,657	(132,280)

COMPREHENSIVE INCOME	$3,192,764	$8,955,592

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,615,729	14,167,041

EARNINGS PER SHARE
Basic and diluted*	$0.13	$0.64

*	gives retroactive effect to the 2-for-1 forward share split and the concurrent surrender of 12.5% of our then outstanding ordinary shares, from our existing shareholders on November 8, 2019 and retroactive effect to the second surrender of 30.0% of our then outstanding ordinary shares, from our existing shareholders on May 28, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Additional			Accumulated other
	Preferred shares		Ordinary shares		Treasury shares		paid-in	Statutory	Retained	comprehensive
	Shares	Par Value	Shares*	Par Value	Shares**	Par Value	capital	reserves	earnings	loss	Total
BALANCE, DECEMBER 31, 2018	-	$-	20,000,000	$1,000	(7,750,000)	$(388)	$112,687	$73,348	$2,550,790	$(89,262)	$2,648,175
Acquisition of HKDAEx Limited	-	-	4,800,000	240	(1,860,000)	(93)	1,495,358	-	-	-	1,495,505
Net income	-	-	-	-	-	-	-	38,999	9,048,873	-	9,087,872
Foreign currency translation	-	-	-	-	-	-	-	-	-	(132,280)	(132,280)
BALANCE, DECEMBER 31, 2019	-	-	24,800,000	1,240	(9,610,000)	(481)	1,608,045	112,347	11,599,663	(221,542)	13,099,272
Issuance of ordinary share through initial public offering, net	-	-	5,124,400	256	-	-	17,276,954	-	-	-	17,277,210
Cashless exercise of stock warrants	-	-	130,312	7	-	-	(7)	-	-	-	-
Net income	-	-	-	-	-	-	-	-	2,048,107	-	2,048,107
Foreign currency translation	-	-	-	-	-	-	-	-	-	1,144,657	1,144,657
BALANCE, DECEMBER 31, 2020	-	$-	30,054,712	$1,503	(9,610,000)	$(481)	$18,884,992	$112,347	$13,647,770	$923,115	$33,569,246

*	gives retroactive effect to 2-for-1 forward share split to authorized and issued and outstanding shares on November 8, 2019.

**	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019 and surrender of an aggregate of 30.0% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,048,107	$9,087,872
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	308,274	241,719
Gain from short-term investment	(93,007)	(29,008)
Loss from disposal of equipment	437	4,074
Bad debt expenses	117,432	-
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	779,503	(358,411)
Decrease in accounts receivable - related parties	-	12,684
(Increase) decrease in other receivables and prepaid expenses	(778,684)	438,780
Decrease in other receivables - related parties	-	255,262
Decrease in prepayment	-	15,367
Increase in accounts payable	4,392,974	323,551
Increase (decrease) in accounts payable - related parties	952,820	(47,551)
Increase (decrease) in deferred revenue	51,738	(642,459)
Increase in other payables and accrued liabilities	288,331	282,651
Increase (decrease) in taxes payable	33,662	(25,064)
Net cash provided by operating activities	8,101,587	9,559,467

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investment	(24,422,988)	(4,157,281)
Proceed from sale of short-term investment	25,285,807	2,417,485
Proceed from sale of investment	-	60,883
Purchase of property, plant and equipment	(9,388)	(271,258)
Purchase of intangible assets	(9,642)	(119,725)
Deposit on real estate purchase	(12,613,083)	-
Cash acquired from business acquisition	-	631,136
Net cash (used in) investing activities	(11,769,294)	(1,438,760)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net	18,090,668	-
Payments of other payables - related party	(54,273)	(162,291)
Deferred offering costs	-	(691,288)
Net cash provided by (used in) financing activities	18,036,395	(853,579)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	482,815	(99,315)

INCREASE IN CASH AND CASH EQUIVALENTS	14,851,503	7,167,813

CASH AND CASH EQUIVALENTS, beginning of year	9,184,671	2,016,858

CASH AND CASH EQUIVALENTS, end of year	$24,036,174	$9,184,671

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Business acquisition through issuance of ordinary shares	$-	$1,495,505
Deferred offering costs offset with additional paid-in capital upon initial public offering	$1,413,458	$-
Proceeds from initial public offering placed in escrow	$600,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Oriental Culture Holding Ltd. (“Oriental Culture”) is a holding company incorporated on November 29, 2018, under the laws of the Cayman Islands. Oriental Culture Holding Ltd., its subsidiaries and variable interest entities and their subsidiaries are hereafter referred to as the “Company”.

Oriental Culture has no substantial operations other than holding all of the outstanding share capital of Oriental Culture Development (“Oriental Culture BVI”) and China International Assets and Equity of Artworks Exchange Limited (“International Culture”). Oriental Culture BVI is also a holding company holding all of the outstanding share capital of HK Oriental Culture Investment Development Limited (“Oriental Culture HK”). Oriental Culture HK is also a holding company holding all of the outstanding equity of Nanjing Rongke Business Consulting Service Co., Ltd. (“Oriental Culture WFOE” or “WFOE”).

The Company, through its direct subsidiary, Oriental Culture HK and variable interest entity (“VIE”), Jiangsu Yanggu Culture Development Co., Ltd. and subsidiaries (“Jiangsu Yanggu”) are engaged in providing online platforms that facilitate the e-commerce trading of artwork and collectables and the online trading of commodities, principally teas, Yunan Ham and mitten crabs. The Company’s headquarters are located in the City of Nanjing, in the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by Oriental Culture HK and by Jiangsu Yanggu and its subsidiaries.

On May 8, 2019, Oriental Culture completed its reorganization of entities under common control of various shareholders, who collectively owned 100% of the equity interests of Oriental Culture prior to the reorganization. Oriental Culture, Oriental Culture BVI, and Oriental Culture HK, were established as the holding companies of Oriental Culture WFOE. Oriental Culture WFOE is the primary beneficiary of Jiangsu Yanggu and its subsidiaries. Prior to the reorganization, Jiangsu Yanggu and International Culture were under common control, as the same group of shareholders held more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of agreements to vote a majority of the entities’ shares in concert exists. Oriental Culture, International Culture and Jiangsu Yanggu were under common control, which resulted in the consolidation of International Culture and Jiangsu Yanggu, which has been accounted for as a reorganization of entities under common control at their carrying values. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Oriental Culture.

On May 9, 2019, the Company acquired all outstanding equity interest of HKDAEx Limited (“HKDAEx”), which provides the Company’s customers with an additional online trading platform in Hong Kong. Therefore, during the second half of 2019, the Company expanded its business operations to include online trading of commodities, primarily teas, Yunan Ham and mitten crabs on the platform of HKDAEx.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2019, the Guidance Catalog of Industries for Foreign Investment was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version). In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Oriental Culture is a Cayman Islands company and its subsidiaries including Oriental Culture WFOE are considered foreign invested enterprises. Although the business the Company conducts through Jiangsu Yanggu is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, the Company expects that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, the Company intends to centralize the Company’s management and operations in the PRC to avoid being restricted to conduct certain business activities which are important for the Company’s current or future business but are currently restricted or might be restricted in the future. As such, Jiangsu Yanggu is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are comprised of a series of four agreements (collectively the “Contractual Arrangements”), of which the significant terms are as follows:

Contractual Agreements with Jiangsu Yanggu

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Oriental Culture WFOE and Jiangsu Yanggu, Oriental Culture WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of management, funding, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees in the amount of 100% of its net income to Oriental Culture WFOE and also Oriental Culture WFOE has the obligation to absorb 100% of the losses of Jiangsu Yanggu.

The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Services Agreement. The term of the Technical Consultation and Service Agreement is 20 years until May 7, 2039. Oriental Culture WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreements among Oriental Culture WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, each of Jiangsu Yanggu’s shareholders pledged all of their equity interests in Jiangsu Yanggu to Oriental Culture WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Services Agreement and other agreements. If Jiangsu Yanggu breaches its obligations under the Contractual Agreements, Oriental Culture WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breach. The pledge shall be continuously valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Contractual Agreements.

Equity Option Agreement

Pursuant to the Equity Option Agreement among Oriental Culture WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, Oriental Culture WFOE has the exclusive right to require Jiangsu Yanggu’s shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Oriental Culture WFOE to purchase, or designate one or more persons to purchase, each shareholders’ equity interests in Jiangsu Yanggu, in one or multiple transactions, at any time or from time to time, at Oriental Culture WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreement shall remain effective until all the equity interests owned by Jiangsu Yanggu’s shareholders have been legally transferred to Oriental Culture WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the Voting Rights Proxy and Financial Supporting Agreements, as amended, among the shareholders of Jiangsu Yanggu and Oriental Culture WFOE, Jiangsu Yanggu’s shareholders have given Oriental Culture WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Jiangsu Yanggu and to exercise all of their rights as shareholders of Jiangsu Yanggu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Jiangsu Yanggu. In consideration of such granted rights, Oriental Culture WFOE agrees to provide the necessary financial support to Jiangsu Yanggu whether or not Jiangsu Yanggu incurs losses, and agrees not to request repayment if Jiangsu Yanggu is unable to do so. The agreements shall remain in effect for 20 years until May 7, 2039.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the foregoing contractual arrangements, which grant Oriental Culture WFOE effective control of Jiangsu Yanggu and its subsidiaries and obligates Oriental Culture WFOE to absorb 100% of the loss from its activities, as well as enable Oriental Culture WFOE to receive 100% of the expected residual returns, the Company accounts for Jiangsu Yanggu and its subsidiaries as VIEs. Accordingly, the Company consolidates the accounts of Jiangsu Yanggu and its subsidiaries in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10, Consolidation.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
China International Assets and Equity of Artworks Exchange Limited (“International Culture”)	● A Hong Kong company ● Incorporated on November 22, 2013, commenced operations in March 2018. ● Engages in providing an online platform that facilitates e-commerce of artwork and collectibles trading	100%
HKDAEx Limited (“HKDAEx”)	● A Hong Kong company ● Incorporated on April 18, 2018 ● Operating entity engages in e-commerce of commodities trading, such as teas and Yunan Ham and mitten crabs	100%
Oriental Culture BVI	● A British Virgin Islands company ● Incorporated on December 6, 2018	100%
Oriental Culture HK	● A Hong Kong company ● Incorporated on January 3, 2019	100% owned by Oriental Culture BVI
Oriental Culture WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 7, 2019	100% owned by Oriental Culture HK
Jiangsu Yanggu	● A PRC limited liability company ● Incorporated on August 23, 2017, commenced operations in March 2018. ● Holding company of Nanjing Yanyu and Nanjing Yanqing	VIE of Oriental Culture WFOE
Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”)	● A PRC limited liability company ● Incorporated on June 7, 2018 ● Provides support services to Jiangsu Yanggu, Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu
Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”)	● A PRC limited liability company ● Incorporated on May 17, 2018 ● Holding company of Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu
Kashi Longrui Business Management Service Co., Ltd. (“Kashi Longrui”)	● A PRC limited liability company ● Incorporated on July 19, 2018 ● Operating entity provides marketing services	100% owned by Nanjing Yanqing
Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”)	● A PRC limited liability company ● Incorporated on August 29, 2018 ● Operating entity provides listing and warehouse services	100% owned by Nanjing Yanqing

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Recapitalization

On November 8, 2019, the Company effected a 2 for 1 forward share split of all issued and outstanding ordinary shares of the Company. In addition, all existing shareholders agreed to surrender to the Company as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration. On May 28, 2020, all existing shareholders of the Company agreed to surrender an aggregate of 6,510,000 ordinary shares, or 30% of our then outstanding ordinary shares, at no consideration to be reserved as treasury shares of the Company. These transactions were treated as a recapitalization prior to the Company’s initial public offering. All share and per share amounts have been retroactively adjusted for this recapitalization for all periods presented.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, the useful lives of property and equipment and intangible assets and impairment of long-lived assets. Actual results could differ from these estimates.

Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar. In the PRC, the Company conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. In Hong Kong, the Company conducts its business in the local currency, Hong Kong dollar (HKD), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statements of income and cash flows are translated at the average translation rates during the reporting periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2020 and December 31, 2019 were translated at RMB 6.52 and RMB 6.98 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2020 and 2019 were RMB 6.90 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2020 and 2019 were translated at HKD 7.75 and HKD 7.79 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2020 and 2019 were HKD 7.76 and HKD 7.84 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurements and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1, for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts included in current assets and current liabilities in the consolidated balance sheets approximate their fair values because of the short-term nature of such instruments.

Fair value disclosure:

		December 31, 2020 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment	$1,056,286	$-	$1,056,286	$-

		December 31, 2019 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment	$1,749,092	$-	$1,749,092	$-

The Company values its short-term investment using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. This investment has original maturities of less than 1 year and the carrying value approximates its fair value.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and money market funds which are unrestricted as to immediate withdrawal and use. Cash and cash equivalents also consist of funds which are held in our trading platform trust account entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., our related party which are unrestricted as to immediate withdrawal and use.

Cash and cash equivalents consist of the following:

	December 31, 2020	December 31, 2019

Cash in bank	$18,230,118	$911,770
Cash held in trading platform trust account	2,727,082	1,130,383
Money market funds	3,078,974	7,142,518
Total cash and cash equivalents	$24,036,174	$9,184,671

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term investment

The short-term investment represents an investment in a bank-issued wealth management product with underlying investments in cash, bonds and equity funds. The investment product is issued by Ping An Bank. The investment has a maturity of less than 1 year and its carrying value approximates its fair value. The gain from sale of this investment is recognized in the statements of income and comprehensive income. Gain from investment for the years ended December 31, 2020 and 2019 amounted to $93,007 and $29,008, respectively.

Accounts receivable, net

Accounts receivable represents amounts due from the Company’s customers. An allowance for doubtful accounts may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company also considered the economic implications of COVID-19 on its estimates and provided an allowance for doubtful accounts of approximately $117,000 and then wrote off same amount for the year ended December 31, 2020.

Other receivables and prepaid expenses

Other receivables that are short term in nature includes employee travel advances in the normal course of business and other miscellaneous items. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of realization or collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of realization or collection is not probable. No allowance was required as of December 31, 2020 and 2019.

Prepaid expenses include advance payments made to vendors for certain prepaid services such as system service fees, prepaid rent for our office and prepaid taxes.

Escrow

In connection with the Company’s initial public offering in December 2020, $600,000 of the net proceeds was deposited into an escrow account for underwriters for 24 months from the closing of the offering to cover any potential claims related to the offering. If no claims are made, the funds will be released by the underwriters to the Company in December 2022.

Deposit

The Company entered into a memorandum of understanding (“MOU”) to acquire office buildings and the related land use rights in November 2020 with a third-party seller. The close of the transaction was dependent on the seller obtaining a permit regarding the proposed use of the site. Subsequent to December 31, 2020, the Company terminated the MOU as the seller was unable to obtain the required permit and the Company received a full refund of the deposit (see Note 6).

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Office equipment and furnishings	1 - 5 years
Electronic equipment	2 - 5 years
Server room equipment	5 years
Vehicles	5 years
Leasehold improvements	lesser of remaining lease term or expected useful life

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and other comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of an asset, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Artwork trading platform	5 years
Software	5 years

Impairment of long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. As of December 31, 2020 and 2019, no impairment of long-lived assets was recognized.

Investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares representing 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No events have occurred that indicated another-than-temporary differences for the years ended December 31, 2020 and 2019.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue

Payments received from customers before all of the relevant criteria for revenue recognition are recorded as deferred revenue.

	December 31, 2020	December 31, 2019

Beginning balance	$176,457	$823,290
Customer advances	18,134,308	10,035,537
Recognized as revenues	(18,079,616)	(10,670,840)
Effect of exchange rate	12,206	(11,530)
Ending balance	$243,355	$176,457

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Revenue recognition

On January 1, 2019, the Company adopted FASB ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

The core principle underlying the revenue recognition standard is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Company’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended December 31, 2020 and 2019. The Company continues to derive its revenues from service contracts with its customers with revenues being recognized upon performance of services. Persuasive evidence of an arrangement is demonstrated via service contract and invoice; and the consideration to the customer is fixed upon acceptance of the sales contract. At times, the Company offers incentives and rebates to its customers directly and the Company accounts for these incentives payable to customers as a reduction of contract price.

The Company’s revenues are recognized at a point in time or over time after the performance obligations are satisfied. In addition, the Company took the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company’s commission expenses to its sales agents are expensed when incurred.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is an online provider of services related to the listing and sale of collectibles and artwork e-commerce services, which allows artists and art dealers and owners to access the art trading market with a wider range of artwork investors through the Company’s platforms. The Company currently facilitates trading by individual and institutional customers of stamps, coins, and all kinds of artwork and collectibles on the Company’s online platforms. In addition to collectibles and artwork, the Company has also expanded its platform to trade commodities principally teas, Yunan Ham and mitten crabs.

The Company generates revenue from its services in connection with the trading of artwork and commodities on its platforms, primarily consisting of listing service fees, transaction fees, marketing services fees and other revenues collected from traders (the Company’s customers).

Starting in July 2019, the Company had signed cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/artwork and commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposit with the Company until termination of the cooperative agreements and required deposit amounts will be increased as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounted for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. $62,009 and $171,272 of gross revenue generated from these contracts had been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2020 and 2019, respectively.

Listing service fees

One-time nonrefundable listing service fees are collected from traders for listing their products on the platform. The Company’s only performance obligation is to provide the listing on the Company’s platform over the period requested. The Company recognizes the related revenue upon the completion of its performance obligations. The fees are determined by contracts with the customers as a fixed percentage of the listing price.

Transaction fee revenue

Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork, commodities and points per transaction. Transaction value is the dollar amount of the purchase or sale of the collectibles, artwork, commodities and points after they are listed on the Company’s platforms. The Company’s performance obligation is to facilitate the trading transactions. Transaction fee revenue is recognized and collected at the point-in-time when the transaction is completed. Transaction fee revenue also includes predetermined monthly transaction fees for select traders with large transactions and are negotiated on a case-by-case basis. Predetermined transaction fees are recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of reward points amounted to approximately $2.6 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

Predetermined transaction fees received in advance of the specified service period are recorded as deferred revenue.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketing service fees

Marketing service fees (including $0 and $68,082 from a related party for the years ended December 31, 2020 and 2019, receptively) are usually collected after the Company completes its services and includes the following type of services:

(1)	For certain marketing service agreements, the Company promises to assist its customer in connection with their listing and trading of their collectible/artwork or commodities on the Company’s platforms, which mainly includes consultation and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on the Company’s platforms. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

(2)	Marketing service agreements also includes providing promotional services for customers’ items as where to place ads on well-known cultural and art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs.

The marketing service fees are charged based on the type of listing session that the customer applies for and whether the customer has listed and sold collectibles on other platforms before, and they are not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of the performance obligation.

Other revenues

Other revenues (including $213,172 and $178,304 from related parties for the years ended December 31, 2020 and 2019, respectively) primarily includes service fees for IT technical support to customers and other revenues from agency recommendation fees. IT technical support fees are negotiated on a case-by-case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain qualified traders/agents. Upon completion of the training and consultation, these qualified traders/agents may introduce the Company’s platforms and services to potential customers to list their collectibles and artwork with the Company for a fee or promote their own products on the Company’s platforms. The Company’s performance obligation is completed and revenue is recognized upon completion of training and consultation services.

The Company disaggregated its revenue into the following four categories:

	For the Years Ended December 31,
	2020	2019

Listing service fees	$8,405,211	$1,501,645
Transaction fees	7,075,283	4,742,565
Marketing service fees*	1,370,164	6,729,736
Other revenues**	588,144	475,489
Total	$17,438,802	$13,449,435

*	Including $0 and $68,082 for the years ended December 31, 2020 and 2019, respectively, from a related party.
**	Including $213,172 and $178,304 for the years ended December 31, 2020 and 2019, respectively, from related parties.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenues

Cost of revenues consist of compensation including social welfare and benefits for the Company’s employees, such as IT, risk management and customer services team, appraisal fees, online cloud service fees, storage fees, and depreciation and amortization of hardware and software for the Company’s trading platforms.

Selling and marketing expenses:

Selling and marketing expenses includes salary and benefits of our employees in the sales and marketing department and marketing and advertising expenses. Selling expenses also include incentive payments to third parties that refer new traders to utilize the Company’s e-commerce or trading platforms.

Website advertising expenses which are included in selling and marketing expenses-related party amounted to $1,762,652 and $124,857 for the years ended December 31, 2020 and 2019, respectively.

Value added taxes (“VAT”)

Revenue represents the invoiced value of services, net of VAT. The VAT is based on the gross sales price and VAT rates range up to 6%, depending on the type of services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable or other receivables and prepaid expenses. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to the underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 and 2018 are subject to examination by the applicable tax authorities.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical factors and the specific facts and circumstances of each matter.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

Basic earnings per share are computed by dividing income available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2020 and 2019, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to PRC entities, they are required to make appropriations from after-tax profits to a non-distributable statutory surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. For the years ended December 31, 2020 and 2019, the Company appropriated $0 and $38,999 to the statutory reserve fund, respectively. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $61,305 and $88,707 for the years ended December 31, 2020 and 2019, respectively.

Segment

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating e-commerce of artwork trading. All of the Company’s net revenues were generated in the PRC including Hong Kong.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation mainly reclassifying gain from short-term investment, proceeds from sale of short-term investment and general and administrative – related parties.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding “right-of-use” leased asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 was to be effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach for adoption assuming the Company will remain an emerging growth company at that date. In September 2017, the FASB issued ASU No. 2017-13, to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. The Company has not early adopted this update and it will become effective on January 1, 2021 after FASB delayed the effective date for non-public companies with ASU 2019-09. The Company adopted ASU 2016-02 on January 1, 2021. The adoption of this ASU will recognize additional operating labilities of approximately $34,000, with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a remaining term longer than 12 months.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020 and the adoption has no significant impact to the Company’s consolidated financial statements as a whole.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when the fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-09. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company adopted the new standard on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning after December 15, 2020. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Business combinations

Acquisition of HKDAEx

On May 7, 2019, the Company entered into a Sale and Purchase Agreement (the “Agreement”) to acquire 100% of the equity interests of HKDAEx, which provides the Company’s customers with an online trading platform for certain commodity products in Hong Kong. Pursuant to the terms of the Agreement, the sole shareholder of HKDAEx exchanged his equity interest in HKDAEx for 4,200,000 ordinary shares (post forward share split and share surrender) of Oriental Culture.

On May 9, 2019, the purchase was completed.

The Company’s acquisition of HKDAEx was accounted for as a business combination in accordance with FASB ASC 805. The Company has allocated the purchase price based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standards issued by the FASB. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisition were not material and have been included in general and administrative expenses.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition. The fair value of HKDAEx is detailed below.

Fair Value
Cash and cash equivalents	$630,056
Other receivables and prepayment	2,327
Other receivables – related party	274,543
Property, plant and equipment, net	31,248
Intangible assets	615,830
Total assets	1,554,004

Other payables – related parties	(24,901)
Accrued expenses and other liabilities	(33,598)
Total liabilities	(58,499)
Net assets acquired for shares issued	$1,495,505

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined results of operations present the Company’s financial results as if the acquisition of HKDAEx had been completed on January 1, 2019. The unaudited pro forma results do not reflect operating efficiencies or potential cost savings which may result from the consolidation of operations. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations that the Company would have recognized had it completed the transaction on January 1, 2019. Future results may vary significantly from the results in this pro forma information because of future events and transactions, as well as other factors.

	For the Year Ended December 31, 2019
	(Unaudited)
			Adjustment for
	Oriental		Business	Pro Forma
	Culture	HKDAEx	Combination	Combined
OPERATING REVENUES:
Net revenues	$13,203,049	$57,434	$(57,434)	$13,203,049
Net revenues - related parties	246,386	-	-	246,386
Total operating revenues	13,449,435	57,434	(57,434)	13,449,435

COST OF REVENUES:
Cost of revenues	(702,003)	(20,195)	-	(722,198)
Cost of revenues - related party	(607,679)	-	-	(607,679)
Total cost of revenues	(1,309,682)	(20,195)	-	(1,329,877)

GROSS PROFIT	12,139,753	37,239	(57,434)	12,119,558

OPERATING EXPENSES:
Selling and marketing expenses	(550,373)	-	-	(550,373)
Selling and marketing expenses - related party	(124,857)	-	-	(124,857)
General and administrative expenses	(1,744,046)	(557,470)	57,434	(2,244,082)
General and administrative expenses – related parties	(409,605)	(17,868)		(427,473)
Total operating expenses	(2,828,881)	(575,338)	57,434	(3,346,785)

INCOME (LOSS) FROM OPERATIONS	9,310,872	(538,099)	-	8,772,773

OTHER INCOME (EXPENSES), NET	113,035	(4,140)	-	108,895

INCOME (LOSS) BEFORE INCOME TAXES	9,423,907	(542,239)	-	8,881,668

PROVISION FOR INCOME TAX	-	-	-	-

NET INCOME (LOSS)	$9,423,907	$(542,239)	$-	$8,881,668

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(228,132)	6,945	-	(221,187)

COMPREHENSIVE INCOME (LOSS)	$9,195,775	$(535,294)	$-	$8,660,481

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	12,250,000			15,190,000

EARNINGS PER SHARE
Basic and diluted*	$0.77			$0.58

*	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019, and retroactive effect to the surrender of an aggregate of 30.0% of our then outstanding ordinary shares, from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma adjustments were to eliminate intercompany revenue and expenses.

The following table presents the amounts of revenue and net loss of HKDAEx since the acquisition date (May 9, 2019) included in the consolidated income statement for the reporting period,

May 9 2019 – December 31, 2019
Revenues	$57,434
Net loss	$(336,035)

Note 4 – Variable interest entity

On May 8, 2019, Oriental Culture WFOE entered into Contractual Arrangements with Jiangsu Yanggu and its shareholders. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Jiangsu Yanggu and its subsidiaries and as VIEs.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Oriental Culture WFOE is deemed to have a controlling financial interest and is the primary beneficiary of Jiangsu Yanggu and its related entities because it has both of the following characteristics:

(1)	The power to direct activities at Jiangsu Yanggu that most significantly impact such entity’s economic performance; and

(2)	The obligation to absorb losses of, and the right to receive benefits from Jiangsu Yanggu that could potentially be significant to such entity.

Accordingly, the accounts of Jiangsu Yanggu and its subsidiaries are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation.

On January 28, 2021, Oriental Culture WFOE entered into Amended and Restated VIE Agreements due to change in share ownership of Jiangsu Yanggu. Except for the change of share ownership due to equity transfer by one shareholder of Jiangsu Yanggu, there are no other changes to the terms of the Original VIE Agreements. The shareholders of Jiangsu Yanggu have completed the new pledge registration on March 4, 2021.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2020	December 31, 2019

Current assets	$22,537,395	$11,794,499
Property and equipment, net	363,675	446,633
Other noncurrent assets	2,079,454	1,391,322
Total assets	24,980,524	13,632,454
Total liabilities	(4,749,091)	(1,580,130)
Net assets	$20,231,433	$12,052,324

	December 31, 2020	December 31, 2019
Current liabilities:
Accounts payable	$1,915,452	$372,208
Accounts payable – related parties	1,229,381	207,766
Deferred revenue	243,355	176,457
Other payables and accrued liabilities	1,176,209	684,236
Taxes payable	184,694	139,463
Total liabilities	$4,749,091	$1,580,130

The summarized operating results of the VIEs are as follows:

	For the Years Ended December 31,
	2020	2019

Operating revenues	$17,438,802	$13,449,448
Income from operations	$6,793,583	$9,377,892
Net income	$6,948,599	$9,490,927

Note 5 – Other receivables and prepaid expenses

Other receivables consist of the following:

	December 31, 2020	December 31, 2019

Rent and other deposits	$10,185	$23,270
Employee advances and others	605	-
Prepaid taxes and services fees	188,725	9,672
Total other receivables and prepaid expenses	$199,515	$32,942

Note 6 – Deposit

On November 16, 2020, the Company entered into a memorandum of understanding (“MOU”) with a third-party to acquire approximately 39,000 square meters of office and warehouse space and related land use rights in Nanjing city to meet the Company’s growing need for office and warehouse space. The total price per the MOU was RMB195 million (approximately $29.6 million) and the land use rights will expire on October 7, 2052. The current land use rights for existing office and warehouse on site were for industrial use purposes and the seller agreed to apply for approval with the local government to change the use of rights from industrial to research and development before the parties would proceed further with the MOU. The Company was planning to use the property for its research and development center. The Company paid a deposit of RMB 65 million after signing the MOU. A second payment of RMB 22 million was made upon finalization of the research center development plan with the final payment to be paid when the permit is approved in six months and the research center is completed. The Company paid the deposit of RMB 87 million (approximately $13.3 million) as of December 31, 2020. In March 2021, the Company was notified by the seller that the permit may not be obtained timely or at all. The Company terminated the MOU and the seller has refunded the full deposit as of the date of this report. There was no termination fee or penalty.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	December 31, 2019

Electronic equipment	$82,736	$78,327
Office equipment	47,885	42,979
Server room equipment	213,984	200,141
Vehicle	278,534	260,515
Leasehold improvement	14,910	14,841
Furniture	4,789	4,767
Less: accumulated depreciation	(270,623)	(140,701)
Total	$372,215	$460,869

Depreciation and amortization expense for the years ended December 31, 2020 and 2019 amounted to $122,409 and $114,159, respectively.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2020	December 31, 2019

Artwork trading platform	$798,037	$794,349
Software	139,059	120,529
Less: accumulated amortization	(364,104)	(175,085)
Total	$572,992	$739,793

Amortization expenses for the years ended December 31, 2020 and 2019 amounted to $185,865 and $127,560, respectively. Total additions to intangible assets for the years ended December 31, 2020 and 2019 amounted to $9,642 and $761,623 (including $641,898 for the platform acquired from HKDAEx), respectively.

The future amortization is as follows:

Years Ending December 31,	Future Amortization Expense

2021	$187,419
2022	187,419
2023	161,702
2024	36,452
Total	$572,992

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Investment

In 2018, the Company invested RMB 7,140,000 (approximately $1,038,000) in Zhongcang Warehouse Co., Ltd. (“Zhongcang”), a PRC company that engages in providing storage services, in exchange for a 34% equity interest. As the Company has significant influence over the investee through its representation on the board, the investment in Zhongcang was accounted for using the equity method.

On December 20, 2018, the Company sold 14% of its equity interest in Zhongcang to Nanjing Zhonghao Culture Media Co., Ltd. for RMB 2,940,000 (approximately $427,400), for which no gain or loss was recognized on the sale. The Company’s holding in Zhongcang was reduced to 20%.

In May 2019, the Company sold another 2% of its remaining equity interest in Zhongcang to Nanjing Zhonghao Culture Media Co., Ltd. for RMB 420,000 (approximately $61,400), for which no gain or loss was recognized on the sale. As a result, the Company no longer has significant influence over the investee, and the investment in Zhongcang is accounted for using the cost method.

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2020	December 31, 2019

Security deposit*	$609,617	$509,565
Salary payable**	381,212	158,807
Others	52,554	27,434
Total	$1,043,383	$695,806

*	The Company signed various cooperation agreements with various third parties to co-develop a niche market for the online platform. Revenue generated from the niche markets will be shared between the Company and these parties. The security deposit will be returned to these parties upon dissolution of the cooperation agreements.

**	During the years ended December 31, 2020 and 2019, the Company accrued bonus payable of approximatively $256,000 and $76,000, respectively and such amounts were paid in March 2021 and January 2020, respectively.

Note 11 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2020, and therefore is not currently subject to any income taxes in Hong Kong.

PRC

The WFOE and its VIEs incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (“FIEs”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of $13,647,770 and $11,599,663 as of December 31, 2020 and 2019, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008 if the primary location of the day-to-day operational management is in the PRC. Based upon a review of surrounding facts and circumstances, none of the Company’s subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, and therefore was not subject to PRC taxes.

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years. As of December 31, 2020 and 2019, the Company has not recorded any deferred tax liabilities in light of (1) its tax-free arrangement; (2) its compliance with PRC EIT Law in making payments of enterprise income tax; and (3) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the currently effective PRC Tax laws and regulations would result in the Company paying more enterprise income tax, which would materially adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2020 and 2019 amounted to $2,426,541 and $2,494,418, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.16 and $0.18 per share for the years ended December 31, 2020 and 2019 without the preferential tax exemption, respectively.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2020	December 31, 2019
China income tax rate	25.0%	25.0%
Tax exemption	(14.4)%	(23.0)%
Change in valuation allowance	(10.6)%	(3.0)%
Effective tax rate	-%	-%

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	December 31, 2020	December 31, 2019

Net operating losses	$452,009	$233,889
Less: valuation allowance	(452,009)	(233,889)
Deferred tax assets, net	$-	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	December 31, 2020	December 31, 2019

Beginning balance	$233,889	$52,719
Additions	218,120	181,170
Ending balance	$452,009	$233,889

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that it believes future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

The Company’s NOL was mainly from the Company’s VIE and subsidiaries’ cumulative net operating losses (“NOL”) of approximately $2,118,000 and $1,096,000 as of December 31, 2020 and 2019. Management believes projected future losses outweighs other factors and provided a full valuation allowance for the related deferred tax assets.

Taxes payable consist of the following:

	December 31, 2020	December 31, 2019

VAT payable	$170,455	$131,351
Other taxes payable	14,239	8,112
Total	$184,694	$139,463

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions.

Note 12– Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor in the PRC has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2020, approximately $1,320,000 of deposits at Ping An Bank were not insured by FSD. The Hong Kong Deposit Protection Board insures up to HKD $500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposits fails. As of December 31, 2020 approximately $1,000 was not insured by the Hong Kong Deposit Protection Board. As of December 31, 2020, cash balances of $17,213,029 were maintained at U.S. financial institutions, approximately $16,713,000 of these balances were not insured by the Federal Deposit Insurance Corporation as it only insures deposits up to $250,000 in accounts at each bank. As of December 31, 2020 approximately $2,727,000 was deposited on our trading platform trust account located in the PRC. The account is held at Ping An Bank and entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., our related party. This balance is not covered by insurance. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer concentration risk

For the years ended December 31, 2020 and 2019, no customer accounted for more than 10% of the Company’s total revenues.

Three customers accounted for approximately 30.5%, 11.4% and 11.4% of the Company’s accounts receivable as of December 31, 2020. Eight customers accounted for 95.0% (ranging from 10.2% to 17.0%) of the Company’s accounts receivable as of December 31, 2019

Note 13 – Related party transactions

a. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2020	December 31, 2019

Zhongcang Warehouse Co., Ltd.	An investment of the VIE of the Company	Storage fees	$353,665	$207,364
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a related party of the Company	Marketing expenses	875,716	402
Total			$1,229,381	$207,766

b. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	Nature	December 31, 2020	December 31, 2019

Aimin Kong	Oriental Culture’s 11.98% beneficial shareholder	Advances for operational purposes	$-	$51,896
HKFAEx Group Limited (“HKFAEx”)	a 18.57% shareholder of the Company	Advances for operational purposes	4,514	4,493
Mun Wah Wan	Chairman of the board of directors of Oriental Culture and indirectly holding 18,57% shares of the Company through HKFAEx.	Advances for operational purposes	2,798	4,929
Total			$7,312	$61,318

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Nanjing Culture and Artwork Property Exchange Co., Ltd. ("Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.98% of our shares	Technological service fee revenue	$41,571	$20,425
Jinling Cultural Property Rights Exchange Co., Ltd.	Owned by our 11.98% beneficial shareholder, Huajun Gao	Technological service fee revenue	21,042	20,425
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural Property Exchange Co., Ltd. which is owned by Oriental Culture’s 11.98% beneficial shareholder, Huajun Gao	Technological service fee revenue	20,390	20,425
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Owned by Huajun Gao and Aimin Kong, each is a 11.98% shareholder of the Company	Technological service fee revenue	-	49,020
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Technological service fee revenue	130,169	68,009
Nanjing Pusideng Information Technology Co., Ltd. (“Nanjing Pusideng”)	Mr. Yi Shao, chief executive officer and a member of the board of directors of the Company, was the 100% shareholder of Nanjing Pusideng as of June 14, 2019 and was the legal representative of Nanjing Pusideng as of November 20, 2019	Marketing service revenue	-	68,082
Total			$213,172	$246,386

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Zhongcang Warehouse Co., Ltd.	The Company’s VIE owns equity in Zhongcang	Storage fees	$1,734,761	$607,679

e. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Online advertising expenses	$1,762,652	$124,857

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Jinwang’s website from January 1, 2019 to December 31, 2021. The Company was charged a yearly advertising fee of approximately $0.18 million per year adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2021. The contract was further amended on June 25, 2020 where the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2021. The increase of the rates for the second half of 2020 was as a result of the Company’s demand for more advertising space and online time on the Jingwan website as the Company aggressively advertised to increase its revenues in the second half of the year after seeing the significant decrease of its revenue in the first half of 2020 due to COVID-19.

f. During the year ended December 31, 2019, the Company purchased inventory management software from its related party, Nanjing Pusideng, for approximately $72,000. Mr. Yi Shao, chief executive officer and a member of the board of directors of the Company was the 100% shareholder of Nanjing Pusideng as of June 14, 2019 and was the legal representative of Nanjing Pusideng as of November 20, 2019.

g. Kashi Longrui entered into a Management Consulting Advisory Agreement with Mr. Aimin Kong for an annual service fee of RMB 780,000 (approximately $111,000) on January 1, 2019. The consulting agreement had a term of one year and the services include business, management and strategic planning. Mr. Kong is the sole shareholder and director of Oriental Culture Investment Development LTD which is a 11.98% shareholder of the Company.

Kashi Dongfang entered into a Technology Advisory Engagement Agreement with Mr. Huajun Gao and engaged Mr. Gao as the chief technology advisor for an annual service fee of RMB 1,000,000 (approximately $143,000) on January 1, 2019. The advisory agreement had a term of one year and the services include technology review and verification, technology renovation and improvement, technology security and management, and technology advice and consulting. Mr. Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD which is a 11.98% shareholder of the Company.

The Company incurred total of approximately $258,000 (RMB 1,780,000) of expenses for the above agreements during the year ended December 31, 2019 which was included in general and administrative expenses. There were no such expenses during the year ended December 31, 2020 as both agreements expired on December 31, 2019 and were not renewed.

h. During the years ended December 31, 2020 and 2019, HKDAEx paid approximately $54,000 and $18,000, respectively, to HKFAEx, a major shareholder of the Company for accounting and business administration services.

i. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture and Artwork Property Exchange Co., Ltd. which is controlled by Huajun Gao and Aimin Kong, each is a 11.98% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $13,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021. Total rental expense for the years ended December 31, 2020 and 2019 amounted to $147,713 and $151,578, respectively.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Equity

Ordinary shares

Oriental Culture was established under the laws of Cayman Islands on November 29, 2018. The amended number of authorized preferred shares is 100,000,000 with a par value of $.00005 and 900,000,000 ordinary shares with a par value of $0.00005.

On November 8, 2019, the shareholders of the Company adopted the Second Amended and Restated Articles of Association to effect a 2 for 1 forward share split of the total authorized and issued and outstanding shares of the Company. The financial statements and all per share numbers have been retroactively adjusted to reflect the 2 for 1 forward split. On November 8, 2019, all existing shareholders agreed to surrender to the Company as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration.

On May 28, 2020, all existing shareholders of the Company agreed to surrender an additional 6,510,000 ordinary shares, or 30% of the then outstanding ordinary shares, at no consideration. The surrendered shares have been reflected as treasury shares.

On December 1, 2020, the Company completed its IPO of 5,065,000 ordinary shares and 59,400 over-allotment shares at a public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $17.3 million after deducting underwriting commission and offering expenses. In addition, $600,000 of the proceeds were put into an escrow account to cover any potential claims and should be released to the Company after 2 years.

Warrants

In connection with IPO, the Company issued warrants to purchase 409,952 ordinary shares to the underwriters. The underwriters’ warrants have a five-year term and an exercise price of $5.00 per share. On December 17, 2020, the underwriters exercised all the warrants on a cashless basis, resulting in the issuance of 130,312 ordinary shares. As of December 31, 2020, there were no underwriter’s warrants outstanding.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by Oriental Culture, the WFOE, its VIE Jiangsu Yanggu, and Jiangsu Yanggu’s subsidiaries Nanjing Yanyu, Nanjing Yanqing, Kashi Longrui, and Kashi Dongfang (collectively “Jiangsu Yanggu PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after allocations to the required statutory reserves. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Jiangsu Yanggu and its PRC entities.

Oriental Culture WFOE and Jiangsu Yanggu and its subsidiaries as PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Oriental Culture WFOE and Jiangsu Yanggu and its subsidiaries as entities may allocate a portion of their after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange (“SAFE”).

As a result of the foregoing restrictions, Oriental Culture WFOE and Jiangsu Yanggu and its subsidiaries as PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Oriental Culture WFOE and Jiangsu Yanggu and its subsidiaries as PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2020, amounts restricted are the net assets of Oriental Culture WFOE and Jiangsu Yanggu and its subsidiaries as PRC entities, which amounted to approximately $20,231,000.

On May 7, 2019, the Company entered into a Sale and Purchase Agreement to acquire all outstanding equity interests of HKDAEx Limited (“HKDAEx”), which provides the Company with an online trading platform for certain commodity products in Hong Kong. Pursuant to the terms of the Sale and Purchase Agreement, the sole shareholder of HKDAEx exchanged its equity interest in HKDAEx for 4,200,000 ordinary shares (post forward share split and surrender) of Oriental Culture. On May 9, 2019, the Company acquired all the outstanding equity interest of HKDAEx.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the management. If the current corporate structure of the Company or the Contractual Arrangements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of as of December 31, 2020 and 2019, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Lease commitments

The Company has three non-cancellable operating lease agreements for three office units. These office units have lease terms expiring in December 2021, June 2021 and July 2022 with a monthly rental of approximately $14,000, $300 and $1,900, respectively.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2020 are as follows:

Twelve months ending December 31,	Minimum lease payment
2021	$190,650
2022	14,513
Total minimum payments required	$205,163

Rent expense for the years ended December 31, 2020 and 2019 was $182,253 and $209,761, respectively.

Coronavirus (“COVID-19”)

Beginning in late 2019, the COVID-19 (coronavirus) pandemic surfaced in Wuhan, China. The pandemic quickly spread to many provinces, autonomous regions, and cities all over China and eventually throughout the world. To prevent and control the spread of the pandemic, the Chinese governments issued administrative orders to impose travel and public gathering restrictions as well as to work from home and self-quarantine.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the same time, COVID-19 has caused a decrease in consumer demand for goods and services in the market. In addition, the circulation of production factors such as raw materials and labor has been hindered during the outbreak of the pandemic. Normal business activities such as logistics, production, sales, travel and business meetings have been severely disrupted due to the pandemic and restrictions imposed by the government. Enterprises have stopped production or reduced production, and social and economic activities have been adversely affected during the pandemic. Our offices located in Hong Kong and China were closed for the Lunar New Year Holiday Break of 2020, and remained closed as a result of the outbreak until early March 2020. All those offices are now open and resumed ordinary operations.

Our business, financial condition, and results of operations have been adversely affected by COVID-19 as our net revenues and net income decreased during the first half of 2020. Starting in July 2020, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to COVID-19. However, the results of operations for 2021 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic. The potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding the pandemic and actions that might be taken by governmental authorities, the extent of the future business disruption and the related financial impact on our business cannot be reasonably estimated at this time.

Note 16 – Subsequent Events

On January 28, 2021, Oriental Culture WFOE entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements”) with Jiangsu Yanggu and all shareholders of Jiangsu Yanggu. The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

Note 17 –Financial information of the parent company

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with the Securities and Exchange Commission Regulation S-X Rule 5-04 and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The Company’s subsidiaries and VIEs did not pay any dividends for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and the income of the subsidiaries and VIEs is presented as “share of income of subsidiaries and VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP are not required.

The Company does not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2019.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	December 31,	December 31,
	2020	2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,613,029	$-

OTHER ASSETS
Escrow	600,000	-
Investment in subsidiaries and VIEs	20,761,600	13,099,272
Total other assets	21,361,600	13,099,272

Total assets	$37,974,629	$13,099,272
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,960,000	$-
Other payables and accrued liabilities	50,918	-
Other payables - intercompany	1,394,465	-
Total current liabilities	4,405,383	-

LIABILITIES	$4,405,383	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued or outstanding as of December 31, 2020 and 2019, respectively	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,054,712 and 24,800,000 shares issued*** and 20,444,712 and 15,190,000 shares outstanding as of December 31, 2020 and 2019, respectively*	1,503	1,240
Treasury shares, at cost, 9,610,000 shares as of December 31, 2020 and 2019 **	(481)	(481)
Additional paid-in capital	18,884,992	1,608,045
Statutory reserves	112,347	112,347
Retained earnings	13,647,770	11,599,663
Accumulated other comprehensive income (loss)	923,115	(221,542)
Total shareholders’ equity	33,569,236	13,099,272

Total liabilities and shareholders’ equity	$37,974,619	$13,099,272

*	gives retroactive effect to the re-designation of preferred shares on September 12, 2019.
**	gives retroactive effect to the re-designation of ordinary shares on September 12, 2019 and the 2-for-1 forward share split to authorized, issued and outstanding shares.
***	gives retroactive effect to the surrender of an aggregate of 12.5% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on November 8, 2019 and retroactive effect to the second surrender of an aggregate of 30.0% of our then outstanding ordinary shares from our existing shareholders at no consideration to the Company as treasury shares on May 28, 2020.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
OPERATING EXPENSES:
General and administrative	$(4,452,154)	$-
Total operating expenses	(4,452,154)	-

LOSS FROM OPERATIONS	(4,452,154)	-

OTHER INCOME (EXPENSE)
Finance expense	(17,410)	-
Equity income of subsidiaries	6,517,671	9,087,872
Total other income, net	6,500,261	9,087,872

NET INCOME	2,048,107	9,087,872
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,144,657	(132,280)
COMPREHENSIVE INCOME	$3,192,764	$8,955,592

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,048,107	$9,087,872
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(6,517,671)	(9,087,872)
Change in operating assets and liabilities:
Increase in accounts payable	2,960,000	-
Increase in other payables and accrued liabilities	50,918	-
(Decrease) in other payables - intercompany	(18,993)	-
Net cash used in operating activities	(1,477,639)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	18,090,668	-
Net cash provided by financing activities	18,090,668	-

CHANGES IN CASH AND CASH EQUIVALENTS	16,613,029	-

CASH AND CASH EQUIVALENTS, beginning of year	-	-

CASH AND CASH EQUIVALENTS, end of year	$16,613,029	$-
NON-CASH INVESTING ACTIVITY
Business acquisition through issuance of ordinary shares	$-	$1,495,505
Proceeds from initial public offering deposited into escrow	$600,000	$-
Proceeds from initial public offerings offset with intercompany payable	$1,413,458	$-