Form 20-F
period 2021-12-31
Oriental Culture Holding LTD
filed 2022-05-02
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of Principal Executive Offices)

Yi Shao

Chief Executive Officer

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

Telephone: (852) 2110-3909

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

As of December 31, 2021, there were 21,044,712 ordinary shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Introduction

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Oriental Culture”, “Registrant” and “OCG” refer to Oriental Culture Holding LTD., a company incorporated in the Cayman Islands, its predecessor entities, its subsidiaries, variable interest entity and the subsidiaries of the consolidated variable interest entity.

Unless indicated otherwise, references to:

“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this report only, Hong Kong special administrative region, Macau special administrative region and Taiwan;

“EIT” are to PRC enterprise income tax;

“HK$,” “HK dollars,” “HKD” are to the legal currency of the Hong Kong special administrative region;

“HKDAEx” are to HKDAEx Limited, a company incorporated under laws of Hong Kong and a wholly owned subsidiary of Oriental Culture Holding LTD;

“International Exchange” are to China International Assets and Equity of Artworks Exchange Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of Oriental Culture Holding LTD;

“Jiangsu Yanggu” are to Jiangsu Yanggu Culture Development Co., Ltd., a company incorporated under the laws of China, which is our variable interest entity that carries out our main business operations in China;

“MOFCOM” are to the Ministry of Commerce of the PRC;

“Ordinary Share(s)” are our ordinary shares with a par value of US$0.00005 per share;

“Oriental Culture,” “we,” “us,” “our company,” and “our” are to Oriental Culture Holding LTD, a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

“Oriental Culture BVI” are to Oriental Culture Development LTD, a company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of Oriental Culture Holding LTD;

“Oriental Culture HK” are to HK Oriental Culture Investment Development Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of Oriental Culture BVI;

“Nanjing Rongke” or “WFOE” are to Nanjing Rongke Business Consulting Service Co., Ltd. a company incorporated in China and a wholly-owned subsidiary of Oriental Culture HK;

“RMB” and “Renminbi” refer to the legal currency of China;

“SAFE” are to the State Administration of Foreign Exchange;

“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

“VIE” are to variable interest entity; and

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollars. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2021, the exchange rate was RMB 6.38 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK$7.8 to $1.00 which is the unified exchange rate as quoted by the Federal Reserve.

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

Risks Related to Our Business

●	We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

●	Due to the nature of our business, valuable works of art are stored at our contracted facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.

●	System and network limitations or failures could harm our business.

●	We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

● ● ●

If the Chinese government determines that the contractual arrangements through which we control our VIE do not comply with applicable regulations, our business could be adversely affected.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

Substantial uncertainties exist with respect to the interpretation and implementation of the new China Securities Law and it may require additional approval from Chinese government authorities for listing and trading stocks in the U.S.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading businesses, our operations may be materially adversely affected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations or to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

●	The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years unless certain preferential tax policies of the PRC are extended and the expiration or early termination of preferential tax treatment could negatively affect our financial results.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

●	We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

●	Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the collectibles and artwork trading and related services marketplace market in Hong Kong and China;

●	fluctuations in interest rates;

●	our expectations as to collectability of the revenues from collectibles and artwork trades facilitated through our platform and our services to our customers;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with collectibles and artwork buyers and sellers;

●	competition in our industry; and

● ●	relevant government policies and regulations relating to our industry; and impact of COVID-19 on our business and financial conditions.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in Hong Kong and variable interest entity (“VIE”) and its subsidiaries in China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with our VIE and its subsidiaries. However, the VIE agreements have not been truly tested in the courts in China. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— “If the Chinese government determines that the contractual arrangements through which we control our VIE do not comply with applicable regulations, our business could be adversely affected.” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having our operations in Hong Kong and China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

Permissions Required from the PRC Authorities for Our Operations

Jiangsu Yanggu and its subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are their business licenses. Other than the business licenses, the VIE and its subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We, our subsidiaries, or VIE and its subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our VIE’s business and operations. As our VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel Jiangsu Taikun Law Firm (“Taikun Law Firm”), we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022. As of the date of this report, we, our subsidiaries, our VIE and its subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of our VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiary or VIE and its subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.

We are an online provider of collectibles and artwork e-commerce services and we facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We also provide online and offline integrated marketing, warehouse storage and technical maintenance services to our customers through our VIE and its subsidiaries in China.

Our PRC operating entities receive their revenues in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, the Company may rely on certain dividend payments from our subsidiaries in Hong Kong and WFOE in China. Our WFOE receives payments from Jiangsu Yanggu, pursuant to the VIE Agreements. WFOE may make distribution of such payments to Oriental Culture HK as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary, WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by the shareholders of the Company who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. For our Hong Kong subsidiaries, our subsidiary in British Virgin Islands and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries, VIE and its subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

As of the date of this report, neither the WFOE nor any of our subsidiaries in Hong Kong has made any dividends or distributions to the Company, the Company has not made any dividends or distribution to its investors. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

As of the date of this report, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIE, or to investors including US investors. The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

3.A. Selected Financial Data

The following selected consolidated statement of income and comprehensive income data for the years ended December 31, 2021 and 2020, selected consolidated balance sheet data as of December 31, 2021 and 2020, and selected consolidated cash flow data for the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

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

The following table presents our selected consolidated statements of income and comprehensive income for the years indicated.

Consolidated Statements of Income and Comprehensive Income:

	For the Years Ending December 31,
	2021	2020

Operating revenues	37,596,460	17,438,802
Cost of revenues	(2,425,420)	(2,642,163)
Gross profit	35,171,040	14,796,639
Selling and marketing expenses	(15,958,450)	(6,004,883)
General and administrative expenses	(8,327,124)	(7,145,668)
Operating expenses	(24,285,574)	(13,150,551)
Income from operations	10,885,466	1,646,088
Other income, net	558,807	402,019
Provision for income taxes	-	-
Net income	11,444,273	2,048,107
Other comprehensive income (loss)	174,841	1,144,657
Comprehensive income	11,619,114	3,192,764

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,484,272	15,615,729

EARNINGS PER SHARE
Basic and diluted	0.56	0.13

Summary Consolidated Balance Sheet Data:

	December 31,
	2021	2020

Current assets	36,116,407	39,027,941
Other assets	14,720,865	2,080,824
Total assets	50,837,272	41,108,765
Total liabilities	3,648,912	7,539,519
Total shareholders’ equity	47,188,360	33,569,246

Selected Consolidated Cash Flow Data:

	For the Years Ending December 31,
	2021	2020

Net cash provided by operating activities	9,024,887	6,610,850
Net cash used in investing activities	(2,809,418)	(11,769,294)
Net cash provided by financing activities	2,000,000	18,090,668
Effect of exchange rate on cash and cash equivalents	(126,514)	322,580
Net change in cash and cash equivalents	8,088,955	13,254,804
Cash and cash equivalents, beginning of year	21,309,092	8,054,288
Cash and cash equivalents, end of year	29,398,047	21,309,092

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

We launched our Company in 2018 and have a limited operating history. The success of our business depends primarily on the number of collectibles and artwork products listed and traded on our platforms. Therefore, our ability to continue to attract customers to list, sell and buy collectibles and artwork products on our platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new products, services and markets, manage our growth while maintaining consistent and high-quality services, and make our platform more efficient and effective for our customers. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic during the first half of 2020, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, quarantine, travel and transportation restrictions imposed by the government, which have caused material negative impact on our business and results of operations. In addition, we originally planned to expand our business internationally, especially in the United States in 2020, including to sign a contract with a market service company in the United States to carry out a comprehensive brand promotion, and at the same time, to cooperate with American collectible and artwork agencies to select Western-themed collectibles and artworks for listing on our platform. Due to the outbreak of the pandemic in China and the U.S., we delayed the implementation of our international market and business development plan as our management team is unable to travel to the U.S. visiting office spaces and meeting with our business partners until the travel restrictions are lifted and COVID-19 abates. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022. The government authorities may issue new orders of office closure, travel and transportation restrictions in China due to the resurgence of the COVID-19 and outbreak of new variants, which will have material negative impact to our business and financial conditions.

As our business develops, or in response to competition, we may continue to introduce new services or make adjustments to our existing services, or make adjustments to our business model, including the development of NFT and Metaverse related business and services as we recently announced. In connection with the introduction of new services, or in response to general economic conditions, we may impose more stringent customer qualifications to ensure the quality of our customers, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to attract potential clients and educate them about the value of our services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth since our inception. Our net revenues increased from nil for the period from March 2018 (when we commenced our operations) to approximately $17.5 million for the year ended December 31, 2020 and approximately $37.6 million for year ended December 31, 2021. However, our historical growth rate and the limited history of our operations make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all. For example, our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 and actions taken by the government to contain the spread of the pandemic, especially during the first six months in 2020. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022.

The governmental authorities may issue new orders of office closures and/or travel and transportation restrictions in China due to the resurgence of the COVID-19 and outbreak of new variants, therefore, the results of operations for the year of 2022 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic.

The global economy and the financial markets may negatively affect our business and clients, as well as the supply of and demand for works of art and collectables.

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

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. This crisis is like no other, the impact is large and there is continued severe uncertainty about the duration and intensity of its impact. It is extremely uncertain about China’s and global growth forecast, which could seriously affect people’s investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations.

The artwork and collectible markets may be influenced over time by the overall strength and stability of the global economy and the financial markets such as recent war in Ukraine and outbreak of COVID-19, although this correlation may not be immediately evident. In addition, political conditions and world or health events such as resurgence of COVID-19 may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art and collectibles in the wake of economic uncertainty.

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

The demand for art is influenced not only by overall economic conditions, but also by changing trends in the art market as to which collecting categories and artists are most sought after and by the preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to choose the categories for listing or advertising, potentially causing significant variability in our results of operations from period to period.

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

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, the benefits of using our trading platform to invest in collectibles and artwork, and that such use of our platform is secure, we may not be able to attract new traders. Our marketing activities were disrupted due to travel restrictions and public gathering bans for large conferences and marketing events imposed by the government due to COVID-19 during the first half of 2020 and they might face similar disruptions if there is a resurgence of COVID-19. Our marketing activities may not be successful in promoting our services or in retaining and increasing our trader base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

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

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2021, there were over 20 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

Although some of our competitors may have greater financial resources or larger customer bases than we do, we believe that our proprietary technology platform, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in the fast evolving art e-commerce trading industry in Hong Kong and PRC.

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $1.8 million in 2020 and $1.1 million in 2021, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Fraudulent activity in our marketplace could negatively impact our operating results, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activity both in our marketplace and associated with traders and third parties handling their information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either in our marketplace or associated with participants of our marketplace, could negatively impact our brand and reputation, reduce the volume of transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or Hong Kong, or we may be unable to enforce them at all.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd. and Jinling Cultural Property Rights Exchange Co., Ltd., which are controlled or owned by Mr. Huajun Gao and/or Mr. Aimin Kong, each is a 11.64% beneficial shareholder of the Company. We also entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd., as online advertising service provider to promoting our collectibles and artworks. For the year ended December 31, 2021, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 0.0%, 0.6%, 30.1%, 2.3% and 2.7% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. For the year ended December 31, 2020, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 20.3%, 0.7%, 1.2%, 65.7%, 29.4% and 2.8% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in achieving and maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to investigation or sanctions by the SEC and our ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

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

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products and services could diminish, resulting in a material adverse effect to our business.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world, including Hong Kong and the U.S. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S.

Our results of operations have been materially adversely affected by the outbreak of COVID-19 in 2020. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government during the first half of 2020, which have caused a material negative impact on our business and results of operations in 2020. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities of China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022. The government authorities may issue new orders of office closure, travel and transportation restrictions due to the resurgence of COVID-19 and new variants. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices and warehouse, travel restrictions, cancellation of marketing and promotion activities and in person meetings or suspension of transportation of collectibles and artworks between our customers and our warehouse, which may materially adversely affect our financial condition and operating results;

●	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to market or invest in collectibles and artwork, which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase our accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant incentives to existing and potential customers, which may in turn materially adversely affect our financial condition and operating results;

●	the operations of our business partners, such as appraisal firms and express delivery companies have been and could continue to be negatively impacted by the further outbreak or resurgence of COVID-19, which may negatively impact our services to our customers, or result in loss of customers or disruption of our business, which may in turn materially adversely affect our financial condition and operating results;

●	many of our customers and business partners are individuals and small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to a pandemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak or resurgence of COVID-19, our revenues and business operations may be materially and adversely impacted;

●	the global stock markets have experienced, and may continue to experience, significant decline or volatility from the COVID-19 outbreak, which could materially adversely affect our stock price; and

The situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new vairants. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control.

In general, our business could be materially adversely affected by the effects of epidemics or pandemic, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other outbreaks. In response to an epidemic or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down businesses, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from a severe condition may cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among the WFOE, our VIE and its wholly owned subsidiaries and the shareholders of our VIE. As a result of these contractual arrangements, we exert control over our VIE and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Taikun Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIEs and its wholly owned subsidiaries, and the contractual arrangements among the WFOE, our VIE and the shareholders of our VIE are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Taikun Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

If the PRC government finds that our contractual arrangements do not comply with future Chinese laws and regulations, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from the WFOE or our VIE and its subsidiaries, or imposing other requirements with which we or our VIE and its subsidiaries may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries;

●	restricting or prohibiting our use of the proceeds of financings to fund our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements, if the PRC government authorities were to find our VIE structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE and its subsidiaries or our right to receive substantially all of the economic benefits and residual returns from our VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”) and Jiangsu Yanggu’s current management to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE and its subsidiaries. For example, our consolidated variable interest entity and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner, or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE and its subsidiaries, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational levels. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entity and its shareholders of their obligations under the contracts to exercise control over our consolidated VIE and its subsidiaries. The shareholders of our consolidated variable interest entity may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated VIE and its subsidiaries. Although we have the right to replace any shareholder of our consolidated variable interest entity under the contractual arrangements, if any shareholder of our consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated VIE and its subsidiaries may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements or if any physical instruments, such as chops and seals of our VIE, are used without our authorization to enter into contractual arrangements in China, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and its subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China— Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Forty percent of the equity interests of Jiangsu Yanggu are held by Aimin Kong and Huajun Gao. Their interests in Jiangsu Yanggu may differ from the interests of our Company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated VIE and its subsidiaries and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Jiangsu Yanggu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIE and its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the WFOE, our wholly-owned subsidiary in China, our consolidated VIE in China, and the shareholders of our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE and its subsidiaries for PRC tax purposes, which could in turn increase their tax liabilities without reducing the WFOE’s tax expenses. In addition, if the WFOE requests that the shareholders of our VIE transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated VIE and its subsidiaries tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE and its subsidiaries that are material to the operations of our business if one or more of the entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE and its subsidiaries hold certain assets that are material to the operation of our business, including certain domain names, supporting system and equipment for our online trading platform. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated VIE’s shareholders breach these contractual arrangements and voluntarily liquidate our consolidated VIE and its subsidiaries or our consolidated VIE and its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE and its subsidiaries undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

A substantial part of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our securities.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As confirmed by our PRC counsel Jiangsu Taikun Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms through our subsidiaries in Hong Kong which are not subject to the laws and regulations of China, and our VIE and its subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our business operations in China at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and, and cause the value of our securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business in China is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our securities.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list and trade on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The enactment of the HFCA Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Wei Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis, with the last inspection conducted in 2020, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Substantial uncertainties exist with respect to the interpretation and implementation of the new China Securities Law and it may require additional approval from Chinese government authorities for listing and trading stocks in the U.S.

On December 28, 2019, the 15th Meeting of the Standing Committee of the 13th National People’s Congress approved revisions to the Securities Law of the People’s Republic of China (the “2019 Securities Law”), which took effect on March 1, 2020. Since China first officially adopted the Securities Law of the People’s Republic of China in 1998, the Securities Law has undergone three amendments and two revisions. Pursuant to Article 177 of the 2019 Securities Law, the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigations and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. We are of the understanding that Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” pursuant to the “Negative List” released by or upon approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the “Negative List” (for instance, Chinese shareholders are required to control or hold a certain percentage of equity interest in a foreign invested enterprise), are allowed to make investments in industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities can ban its investment activities, require such investor to take measures to correct its non-compliance activities and impose other penalties. Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List.

In the event any of our future business and operations carried out through our VIE are treated as a foreign investment and are classified in the “restricted” or “prohibited” industry in the “Negative List” under the Foreign Investment Law, and such contractual arrangements are deemed as invalid and illegal, we may have to unwind such contractual arrangements and/or dispose of such business, which could materially and adversely affect our business and impede our ability to continue our operations.

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

We have obtain all of the applicable licenses and permits for our current business in China. We cannot assure you that we will be able to obtain any new permits or licenses required for conducting our business in China or will be able to maintain our existing licenses. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading business, our operation may be materially adversely affected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

According to “Decision Of The State Council On Cleaning Up And Rectifying Various Trading Platforms And Taking Effective Precautions Against Financial Risks” (“Decision No.38”) promulgated by the State Council of the PRC on November 11, 2011 and effective on the same day, and “Opinions Of The General Office Of The State Council On The Implementation Of The Clean-Up And Rectification Of Various Trading Platforms” (“Opinion No.37”) promulgated by the General Office of the State Council of the PRC on July 12, 2012 and effective on the same day, any trading places and their branches that violate any of the following provisions shall be cleaned up and rectified. Such parties must not:

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

Additionally, according to “Notice Concerning The Issuance Of Minutes Of The Special Session On The Clean-Up And Rectification Of Stamp And Commemorative Coins Trading Places” promulgated by the Office of the Joint Meeting on August 2, 2017, any stamps, coins and magcards using a stock issuance-like model to trading places mainly trading stamps by a concentrated bidding and “T+0” transaction method should cease to operate. The stamps, coins and magcards being illegally traded must be made off-line in time. Trading places which have ceased operations shall not re-start operating unless they obtain approval from the provincial government and complete the required filing with the Joint Meeting. Provincial governments should re-evaluate the necessity of transactions of stamps, coins and magcards, considering the development and interests of the economic society, as well as risks, efficiencies and costs. If it is considered as necessary to maintain transactions of stamps, coins and magcards, the provincial government may appoint a stamp, coins and magcards exchange to organize stamps, coins and magcards transactions by way of transfer of property through agreements. Such exchange must have obtained permission from the provincial government, passed the examination and acceptance check of provincial government and completed filings at relevant joint meetings. In addition, such exchange must be in strict compliance with Decision No.38 and Opinion No.37 and shall not adopt or allow concentrated bidding or other types of centralized trading, and the interval between the purchase and sale of the same item or vice versa shall not be less than 5 trading days.

We are an international online trading platform that provides state-of-the-art, convenient services for various types of collectibles and artwork, incorporated in Hong Kong. We provide an on-line platform for our clients to trading coins, stamps, ancient coins, and other collectibles and artwork. According to Rules for Trading Cultural And Art Collections (interim) (the “Trading Rules”) of International Exchange, we do not provide an “equal share public offering”, which means dividing a trading subject into several shares, but only allow a physical subject to be traded as a whole. After trading, the original owner and the successful bidder can pick up the goods from the relevant storage company.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiary and the subsidiaries of our VIE to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary or the VIE and the subsidiaries of our VIE to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and will rely on dividends and other distributions on equity paid by our PRC subsidiary and Hong Kong subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary, our VIE or its subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jiangsu Yanggu to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated VIE and its subsidiaries  may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIE and its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risks Related to Doing Business in China —If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from securities offerings to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

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

Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and our consolidated VIE and its subsidiaries is RMB. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of income and comprehensive income. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from an offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial part of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will rely on dividend payments from our PRC subsidiary and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that we have made adequate employee benefit payments. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may request information of the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we failed to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums.  If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our business is susceptible to fluctuations in the art and collectibles markets of China and Hong Kong.

We conduct our business primarily in China. Our business depends substantially on the conditions of the PRC and Hong Kong art and collectibles markets. Demand for collectibles and artwork in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in prices. Fluctuations of supply and demand in China’s art market are caused by economic, social, political and other factors, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic as well as its impact on the overall Chinese economy, interest rates, discretionary consumer spending and investment desires in art and collectibles. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the art and collectible markets. These measures have affected and may continue to affect the conditions of China’s art and collectible markets and cause fluctuations in collectibles and artwork prices. To the extent fluctuations in the art market may adversely affect the trading volume on our platform, or require us to provide our services on unfavorable terms, our financial condition and results of operations may be materially and adversely affected.

Our business is susceptible to fluctuations of the commodities trade on our market.

Starting in 2019, we have listed certain commodities such as teas, Yun Nan Ham and Chinese mitten crabs on our platform. Customer trading activities are to some extent influenced by the changes in these commodity prices in international and domestic markets. As a result, our future operating results may be subject to the fluctuations of these products due to the risks related to natural disasters such as drought, flood, snowstorms or other abnormal temperature changes, extreme weather and health epidemics or pandemics, which are unpredictable and beyond our control. Any pandemic outbreak such as COVID-19 and the government’s action to contain the spread of the pandemic could materially negatively impact our ability of listing, trading and delivery of such products. We currently have teas and Chinese mitten crabs on our platform. The prices and trading for teas and Chinese mitten crabs could also be affected by the outbreak of diseases to tea trees and crabs which could significantly decrease the quantity and quality of these products for trading on our platform. The general trading activities of these commodities are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in these commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level of these commodities on our platform and adversely affect our business and results of operations and cash flows.

The legal rights we hold to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating our business or increase the costs associated with our business operations.

For all of our business facilities and warehouses that we are currently using, we do not hold property ownership with respect to the premises under which those facilities are operated. Instead, we rely on leases with the property owners. Our general practice requires us to examine the title certificates of the property owners as part of our due diligence before entering into a lease with them. If we fail to identify encumbrances on the title, our leases of such properties may be challenged or even invalidated by government authority or relevant dispute resolution institutions. As a result, the development or operations of our facilities on such properties could be adversely affected.

In addition, we are subject to the risks of other potential disputes with property owners and to the forced closure of our facilities. Such disputes and forced closures, whether resolved in the favor of us, may divert our management’s attention, harm our reputation, or otherwise disrupt and adversely affect our business.

The approval of the China Securities Regulatory Commission may be required in connection with overseas’ listings under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

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

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we and our counsel do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for overseas listing or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for overseas listing, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from overseas offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for overseas listing, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our ordinary shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transactions in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our major shareholders and executive officers who directly or indirectly hold shares in our Company and are known to us as being PRC residents have completed the foreign exchange registrations required.

However, we may not be informed of the identities of all of the PRC residents or entities holding direct or indirect interest in our Company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when they are granted options or other awards. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We may face other regulatory uncertainties that could restrict our ability to grant stock awards under incentive plans to our directors, executive officers and employees under PRC law. The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares and none has been granted as of the date of this report. Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and receive stock awards from the Company will be subject to the SAFE registration requirement.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation  .” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our executive officers are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

Any documents or information located in China may be subject to jurisdictional constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. From time to time, we may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While we expect to comply with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited under Chinese laws or regulations. Such inspections, though permitted by us and our affiliates, are subject to the unpredictability of the Chinese enforcement authorities, and may therefore be impossible to facilitate.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. The PRC Civil Code, which is issued by the PRC National People’s Congress on May 28, 2020 and became effective on January 1, 2021, stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (the “NPC”) promulgated the Cybersecurity Law of the PRC (“Cybersecurity Law”) which became effective on June 1, 2017. Under this law, network operators must provide cybersecurity protection and protect the integrity, confidentiality and availability of network data. The Cybersecurity Law also standardizes the collection and usage of personal information and requires network operators to protect users’ privacy security. If a network operator violates the Cybersecurity Law, it can face various penalties, including but not limited to the suspension of related businesses, winding up, shutting down its websites, and revocation of its business license, all of which may be imposed by the relevant authority, along with fines up to RMB 1 million (approximately $1456,000) if severe damage occurred. The Personal Information Protection Law of the PRC was adopted on August 20, 2021 and became effective on November 1, 2021 , stipulating that the personal information shall be processed with the consent of the individual on the premise of full prior notification, and intensifying the punishment for illegal acts.

We collect and process the personal information of the customers who register on our online platforms, for the purpose of managing and maintaining our customers and their trading information. Nanjing Yanyu, one of the wholly-owned subsidiaries of Jiangsu Yanggu, which having a primary business to provide technical support for International Exchange and HKDAEx’s online collectibles, art and commodities e-commerce platforms, established network security policies, including Data Security Management Measures, Data Center Network Security Management Rules, Information Security Management Rules and an Information Security Emergency Plan. We will also publish “Investor Information Protection Policy” on our online platform, to help the customers who register on our online platforms understand what, where and how their private information be collected and used by International Exchange, HKDAEx and its affiliates and what measures we will take to protect their personal information. Nonetheless, we cannot assure that our cybersecurity protection rules and related technical measures are adequate to prevent network data in our online platform from being breached, stolen or tampered with. If our online platform network is at risk, we may be required by competent cybersecurity supervision authorities to suspend our online platforms before rectification and we may be fined up to RMB 1 million (approximately $146,000) if it is found that our online platforms have material security risks or if severe cybersecurity events occur due to failure of our network security protection.

Although the subsidiary of our VIE operates and maintains the network platforms in mainland China, our main business, providing collectibles and artwork e-commerce services, is conducted by International Exchange in Hong Kong. Therefore, due to the lack of clarity in the Personal Information Cross-Border Transfer Safety Assessment Measures (Draft) and its enforcement by the relevant government authorities, our business model may be considered involving transfer of customers’ personal information across borders and we may be subject to the Personal Information Cross-Border Transfer Safety Assessment Measures (Draft). We cannot guarantee that we can pass the safety assessment for cross-border transfers of personal information required by the Personal Information Cross-Border Transfer Safety Measures (Draft). If we fail this assessment, International Exchange may not use customers’ personal information stored in mainland China to process its trading on the online platform, which would result in a significant adverse impact on our business operations.

On June 13, 2019, the State Internet Information Office of the PRC issued a public comment draft of Personal Information Cross-Border Transfer Safety Assessment Measures (“Personal Information Safety Measures (Public Draft)”) which will be enforced by the relevant provincial network information office once it becomes effective. The Personal Information Safety Measures (Public Draft) is formulated in accordance with the Cybersecurity Law and it requires that before the personal information can be transferred out of China, the network operator shall report its request for safety assessment to the provincial network information office, and such office shall complete the safety assessment, typically within 15 working days. A new security assessment shall be carried out every two years, or in the event of a change in purpose of the cross-border transfer of personal information or a change in the type or overseas storage period of such information. Any relevant network information office has the authority to suspend or terminate the personal information transfer activities from any network operators, if any of the following situations occur: (i) the network operators or receivers experience a severe data leakage, data abuse and other similar events; (ii) the individuals who provide personal information are unable to protect his/her legitimate rights and interests; or (iii) the network operators or receivers are not capable of protecting personal information safety.

We operate and maintain our online platforms for collectibles, artwork and commodities trading through Nanjing Yanyu, one of the subsidiaries of our VIE in mainland China. However, we provide collectibles, artwork commodities e-commerce services to collectors and investors through International Exchange and HKDAEx in Hong Kong. The Personal Information Safety Measures (Public Draft) is still at public comment stage and is not effective yet, and it is not clear whether International Exchange and HKDAEx using customers’ personal information on our platforms in Hong Kong comes under the scope of “the cross-border transfer of personal information”. If we are required to apply for the safety assessment required by the Personal Information Safety Measures (Public Draft) in the future when it becomes effective, we cannot assure that we will pass this safety assessment, which may have a material adverse effect on our operations and financial results.

The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years unless certain preferential tax policies of the PRC are extended and the expiration or early termination of preferential tax treatments could negatively affect our financial results.

Pursuant to the “Notice on Enterprise Income Tax Preferential Policy of Xinjiang Kashi and Horgos Special Economic Development Zone” (“Circular 112”) promulgated by the Ministry of Finance and the State Taxation Administration on November 29, 2011 and effected on the same day, the “Several Opinions of Supporting the Construction of Xinjiang Kashi and Horgos Special Economic Development Zone” (“Circular 33”) promulgated by the State Council on September 30, 2011 and effected on the same day, and the “Catalogue of Mainly Encouraged Developing Industry with Preferential Enterprise Income Tax in Difficult Areas in Xinjiang”(“Circular 85”) promulgated by Ministry of Finance, the State Administration of Taxation, National Development and Reform Commission and the Ministry of Industry and Information Technology on July 20, 2016 and effected on January 1, 2016, from January 1, 2010 to December 31, 2020, which has been extended to December 31, 2030, enterprises fall into the scope of Circular 85 in Xinjiang Kashi and Horgos Special Economic Development Zone, shall be exempted from enterprise income tax for five years from the tax year in which the first production and operation income is obtained.

Since Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), a subsidiary of our VIE was incorporated on July 19, 2018 in Xinjiang Kashi Special Economic Development Zone (“Xinjiang Kashi”) and its main business is marketing promotion and consulting, and since Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”), a subsidiary of our VIE was incorporated on August 29, 2018 in Xinjiang Kashi and its main business is providing online and offline joint custody and storage services, these two companies are exempted from income tax for 5 years pursuant to the regulations above.

Any early termination due to the change of the preferential policy or after the expiration of their initial 5-year period ending in 2023, Kashi Longrui and Kashi Dongfang may not be exempted from enterprise income tax and will be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income, unless an extension of the aforesaid Enterprise Income Tax Preferential Policy is granted, which could reduce our profitability and negatively affect our financial results.

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

Certain of our assets are located in Hong Kong and our officers and our present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

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

Members of our leading online platforms in Hong Kong, including China International Assets and Equity of Artworks Exchange Limited, would need to provide personal information during registration and our online platforms may monitor the online behavior of the members so as to gather data for market trend analysis and upgrade our website. As such, our business in Hong Kong is subject to Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which aims to protect the privacy of individuals personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. If we violate the PDPO, we may be subject to fines and/or other penalties and may incur legal costs and experience negative media coverage, which could adversely affect our business, results of operations and reputation.

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

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese and Hong Kong art and collectible and related service markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other collectibles and artwork trading and related services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB, Hong Kong dollar and the U.S. dollar;

●	general economic or political conditions in China and Hong Kong; and

●	health epidemics or pandemics, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic.

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

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from the WFOE. The WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

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

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

As of April 27, 2022, Mun Wah Wan, chairman of our board of directors, beneficially owns 18.05% of our outstanding ordinary shares through HKFAEx Group Limited, which is owned by The Pride Group Holdings Limited, of which Mun Wah Wan is the sole shareholder, and each of Aimin Kong and Huajun Gao, beneficially owns 11.64% of our outstanding ordinary shares through Oriental Culture Investment Development LTD and Oriental Culture Investment Communication LTD, respectively, and, collectively, such three individuals beneficially own 41.33% of our total outstanding ordinary shares. As a result of their significant shareholding, these shareholders have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the market price of our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an online provider of collectible and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access a much bigger art and collectable trading market where they can engage with a wider range of collectible or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artwork and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China. We, Oriental Culture Holding LTD, are a holding company with operations conducted via our subsidiaries, variable interest entity and its subsidiaries.

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

On November 22, 2013, China International Assets and Equity of Artworks Exchange Limited (the “International Exchange”) was incorporated under Hong Kong law. International Exchange provides an online platform to facilitate collectible and artwork trading e-commerce and became our subsidiary as a result of the reorganization of the common control of Oriental Culture and International Exchange.

Jiangsu Yanggu Culture Development Co., Ltd. (the “VIE”) was incorporated on August 23, 2017, and is the holding company for all its wholly owned PRC subsidiaries. Nanjing Yanqing Information Technology Co., Ltd., (“Nanjing Yanqing”) was incorporated on May 17, 2018  and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) was incorporated on June 7, 2018 and commenced operations in July 2018. Their primary business is to provide technical and other support for International Exchange and HKDAEx’s online collectible, art and commodities e-commerce business, and to sell software applications and provide support services to our affiliates and third parties.

Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), a wholly-owned subsidiary of Nanjing Yanqing, was incorporated on July 19, 2018 and commenced operations in August 2018. Its primary business is to provide online and offline marketing services for our e-commerce platform’s members and other related services.

Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”), a wholly-owned subsidiary of Nanjing Yanqing, was incorporated on August 29, 2018 and commenced operations in September 2018. Its primary focus is to provide online and offline warehouse management services for our e-commerce platform’s members.

Zhongcang Warehouse Co., Ltd. (“Zhongcang”) was incorporated on July 19, 2018 and is a joint venture by Kashi Longrui with third parties, namely Zhonglianxin Industry Group (Hunan) Co., Ltd., Nanjing Zhonghao Culture Media Limited, and Zhengjiang Culture Tourism International Cultural and Creative Industry Park Development Co., Ltd. to provide warehouse services to our customers. Kashi Longrui owned 18% of Zhongcang.

On April 18, 2018, HKDAEx Limited (“HKDAEx”) was incorporated under Hong Kong law. On May 9, 2019, we acquired all of the outstanding equity interests of HKDAEx from its original shareholder-HKFAEX Group Limited (“HKFAEX”) for a consideration of 2,400,000 ordinary shares (pre forward share split) of the Company. Effective from May 9, 2019, HKDAEx became our wholly-owned subsidiary. HKDAEx provides our customers with an online trading platform for products and commodities other than collectible and artwork in Hong Kong.

In March 2022, Jiangsu Yanggu signed a Capital Increase Investment Agreement (“Agreement”) with Noble Family New Retail Co., Ltd. (“Noble Family”), Beijing Wen Jiao Technology Co., Ltd. (“BJWJ”) and two investors to acquire shares and increase capital of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”). Pursuant to the Agreement, Jiangsu Yanggu will acquire 11.875% equity interest of JYLJ through a cash contribution of RMB 6 million (approximately $923,076) and providing certain internet development resources and technical support to JYLJ. Noble Family and BJWJ, the existing shareholders of JYLJ and two new investors will also make contributions in cash for an aggregate of RMB44 million (approximately $6.77 million) and certain initial work and business resources to JYJL. After this capital increase, Jiangsu Yanggu has become the third largest shareholder of JYLJ. JYJL primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital will be mainly used for this development.

Our principal executive offices are located at Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong. Our telephone number at this address is (852) 2110-3909. Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are an online provider of collectible and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China.

According to the report of “E-commerce in China 2020” released by Ministry of Commerce of People’s Republic of China on September 15, 2021, China’s e-commerce continued to grow in 2020. Data of National Bureau of Statistics of China indicates that in 2020, the national e-commerce transaction volume reached RMB 37.21 trillion (approximately $5.85 trillion), an increase of 4.5% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art and collectibles e-commerce is gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with extensive cultural and art collection and collectibles market operations and marketing experience, we seize current development opportunities to provide online and offline services for the domestic and international art and collectibles trading business. We plan to build a complete art and collectibles business e-commerce service chain to serve the industry.

We provide customers of our online platform with comprehensive services, including account opening, art investment education, market information, research, real-time customer support, and artwork and collectibles warehousing services. Most services are delivered online through our proprietary client software and call center. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhances our customers’ engagement. Internally, we legally collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We provide industry solutions and related software products, system development and technical support services for our e-commerce platform customers.

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

Customer Support

We are committed to providing high-quality customer support. Most of our services, including investor education, market information and research support services, are accessible through our client software, which we believe provides a positive experience for our customers due to its user-friendliness and easy access. Besides our client software, we have a dedicated team of customer service personnel that handles real-time customer inquiries about our software, market news and research reports, and other questions, via call, text message and online instant message.

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

Our Trading Platforms

Our proprietary platform is an all-electronic trading system, consisting of host computers, client-side terminals and related communication system. Our trading system supports the trading and payment/settlement of collectibles, artworks and commodities. It is an electronic platform developed by a third-party software development company and customized for us, primarily consisting of a matching system, a transaction monitoring system, an account managing system and a settlement system.

Matching is a core function of our trading platforms. Our system concludes transactions by matching all of the transactions submitted by the traders. The transaction monitoring system is responsible for monitoring the daily transactions in real-time to ensure fairness and accuracy in our trading platforms. The settlement system verifies and reconciles daily statistical data with the banks’ transaction system, and completes the registration and settlement (or payment) of collectibles or artwork units once the transaction data is verified.

Through our trading platform, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, quantitative analysis tools and interactive customer support functions.

Our website www.ocgroup.hk is an essential part of our trading platforms.

The website is important as it is the gateway to our trading platforms. It publishes our membership and trading rules, trading information disclosure, and product introductions, and provides services to traders, such as account management. Traders may open, close and manage their accounts with us on our website. A client-end terminal may be downloaded from our website. Through the terminal, traders may access their account with us and conduct transactions in collectibles or artwork units, such as purchasing and selling and submitting inquiries. Data transmission between the traders and our trading system is encrypted to prevent data leaks.

Our trading system hardware platform, clearing system hardware platform and disaster recovery system are hosted on Ali Cloud. The real-time data synchronization functionality which we provide ensures the safety of transaction data.

We provide industry solutions and related software products, system development and technical support services for our cooperation e-commerce platform customers.

Offering and trading of collectibles, artwork and commodities on our platform

Offering and trading of collectibles, artwork and commodities on our platform involves a number of parties, namely, Original Owners, Offering Agents, and Traders.

●	An Original Owner is the original owner of the collectible, artwork or commodity to be offered and traded on our platform. The Original Owner must have good and marketable title to the collectible or artwork and have the right to dispose of the collectible or artwork.

●	An Offering Agent is an entity that is experienced with collectibles, artwork or commodity or their investment and has a good reputation. The Offering Agent is engaged by the Original Owner to assist him or her with the offering and trading of collectibles, artwork or commodity, such as preparation of listing applications and assigning an investment value, research, organizing promotions and marketing activities, communicating with potential investors, and similar functions. In general, Kashi Longrui will carry out this business.

●	A Trader is anyone who is 18 years or older or any entity that maintains a trading account with us through our electronic trading platform and participates in the trading of collectibles, artwork or commodity. Once a Trader acquires one or more units of collectibles and artwork, the Trader becomes the owner of that collectible and artwork.

Additional parties such as insurer, appraisal firm and custodian for collectibles or artwork may be retained in connection with the offering and trading of collectibles or artwork on our system.

The Original Owner and the Offering Agent are required to comply with our rules in connection with the offering of collectibles, artwork or commodity. If we discover any violation, we will require that they take corrective actions. If the Offering Agent engages in fraudulent activities, such as putting out false or misleading advertisements or disclosure on the collectible, artwork or commodity, it may be barred from participating in any offering for up to two years, in addition to any legal liabilities.

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

Main Trading Rules for Individual Customers

Traders log in to their own account through the customer platform for trading. The transaction application shall be deemed to be the transaction commission submitted by the dealer to the online platform. Once the transaction is completed, the ownership of the corresponding physical object will belong to the purchaser of the transaction. For the completion of physical delivery for the items, the physical holder can apply for delivery or voluntarily deposit the collectibles, artwork or commodity in a cooperative third-party storage company. The applicant for the transaction must fulfill the corresponding obligations and settle with the other party in accordance with the method determined by these rules.

We monitor and regulate the conduct of traders on a daily basis through our real-time monitoring system. If there are irregular trading activities that may affect the trading price and volume of collectible, artwork units or commodities, we will seek clarification from the trader(s) by sending inquiries and notices, conducting interviews, and the like. If there is any violation of our trading rules, we may take the following action:

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

We are currently marketing our electronic trading platform through participation in culture and art exhibitions and internet advertising, both through online and traditional marketing channels. Although the in-person meetings and culture and art exhibitions were suspended in China during the outbreak of COVID-19 during the first half of 2020, our marketing team has now resumed attending meetings and conferences, as we believe the pandemic is mostly under control in China and business operations and activities are restored in China. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities of China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022 and our marketing activities have been negatively impacted in the cities that governments have imposed such restrictions.

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

Our customer representatives interact with potential customers regarding online collectibles, artwork and commodity trading, our client software and services through call, text message and instant messaging function in our client software. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

A potential customer who opens and activates a trading account with us becomes our customer. We provide more services to customers compared to potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Our Customers

Our customers are the Traders and Original Owners. Because we have listed only 199 types of collectibles, artwork and commodities so far and we are constantly marketing and increasing our customer base, it is difficult to ascertain if the loss of a single customer, or a few customers, would have a material adverse effect on us. No one customer constitutes in the aggregate 10% or more of our consolidated revenue.

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

Trader’s Qualification

(a) Natural person. A natural person who trades cultural and art collections and commodities on the exchange platform must provide account opening information (a personal information form, a copy of passport or ID card from mainland China, Hong Kong, Macao or Taiwan) and meet the following requirements:

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

(b) Institutions. Institutions that conduct cultural and art collection and commodities trading must provide various supporting materials (original and photocopy of corporate legal personhood certificate, business license, organization code certificate, tax registration certificate, etc.) and meet the following requirements:

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

After completion of the account opening process, a customer can link his or her personal bank account to his or her trading deposit account, which is an independent depository account under his/her trading account. We cannot access our customers’ money, but we can monitor their trading activities and account balances in real time through the exchange’s information system. Customers can freely withdraw funds from their accounts so long as the minimum deposit requirements for their trading positions are met. After a trading account is activated, it becomes a “tradable” account and will remain tradable until the account is closed. We define “active” accounts as tradable accounts that have executed at least one trade during a relevant period.

We believe that the growth of tradable accounts and active accounts, combined with our strategy to focus on premier customers, has historically contributed to the significant growth of our trading volume.

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2021, there were over 20 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret law and confidentiality and invention assignment agreements with our employees and others to protect our proprietary rights.

We have one registered trademark in China that we acquired from a third party. This trademark is a graphic trademark with registration No. 5120703. We submitted the transfer documents to the Trademark Office of the State Administration for Industry and Commerce of the PRC on January 29, 2019, and the transfer of ownership to us was completed on July 6, 2019.

We have one software copyright registration and own 6 domain names. The software copyright name is “Entrusted Warehouse Management System V1.0.” which has been upgraded in 2021. We also own the software for our app which has not been registered with Copyright Protection Center of China.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “Negative List.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “Negative List”. However, it is unclear whether any updated “Negative List” to be published by the State Council in the future will be different from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM on December 27, 2021. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access which is updated from time to time by the MOFCOM and NDRC. On December 27, 2020, the Special Administrative Measures for foreign investment access (Negative List) (2021 version) was issued and effective on January 1, 2022, replacing the Special Administrative Measures for foreign investment access (Negative List) (2020 version). Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the VIE agreements between the WFOE and our variable interest entity are necessary and essential for our business operations without the equity ownership of VIE. These contractual arrangements with our variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate their financial results as our VIE without being deemed as a foreign invested company.

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

PRC Laws and Regulations Related to Art Trading and Related Service Industry

PRC Law relating to Property Rights

The Civil Code of the People’s Republic of China (“Civil Code”) was released on May 28, 2020 and became effective on January 1, 2021, which has replaced Property Right Law of China. According to The Civil Code, the creation and transfer of property rights in movable property shall be effective upon delivery. But if the parties have agreed that the transferor may continue to take possession of the property, the property right shall be effective when the agreement takes effect. According to our Trading Rules, the owner of collectibles or artworks shall entrust our cooperative warehousing company to hold and transport the collectibles or artworks sold on our platform. In practice, the winning bidder will receive delivery of the order on our platform after bid closing, and can collect the collectibles or artwork at the cooperative warehousing company by showing the delivery order. The delivery order is treated as the agreement between the owner of the collectibles or artwork and the bid winner to transfer the property rights in the collectibles or artwork. Accordingly, upon the winning bidder’s receipt of the delivery order, the winning bidder owns the property rights of the collectibles or artworks purchased on our platform.

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

(1)	Divide any equity into equal shares for public offering. An “equal share public offering” is when a trading place uses its services and facilities to divide its equity into equal shares and sell them to investors. The relevant provisions of the company law and the securities law shall apply to the public issuance of shares by a joint stock company.

(2)	Adopt centralized trading. The “centralized trading methods” referred to in this opinion include collective bidding, continuous bidding, electronic matching, anonymous trading, market makers and other trading methods, except for agreement transfers and legal auctions.

(3)	Continuously list and trade the rights and interests in accordance with standardized trading units. The “standardized trading unit” referred to in this opinion refers to the minimum trading unit set for other equities other than equity, and trading at the minimum trading unit or integer multiples thereof. “Continuous listing transaction” refers to listing and selling the same trading variety within 5 trading days after buying or listing, and buying the same trading variety within 5 trading days after selling.

(4)	Have a cumulative number of equity holders exceeding 200. Except as otherwise provided for by laws and administrative regulations, the cumulative number of actual holders of any equity shall not exceed 200 during the term of the company’s existence, no matter by the way of issuance or transfer.

(5)	Carry out standardized contract trading by centralized trading. The “standardized contract” referred to in this opinion includes two situations: one is a unified contract established by the trading place with fixed terms other than price, which stipulates the delivery of a certain amount of the subject matter at a certain time and place in the future. The other is a contract made by the exchange that gives the buyer the right to buy or sell the agreed subject matter at a specified price at a certain time in the future.

(6)	Without the approval of the relevant financial administrative department of the state council, establish either trading places for the trading of financial products such as insurance, credit and gold, or use any other existing trading places for the trading of financial products such as insurance, credit and gold.

Additionally, according to “Notice Concerning The Issuance Of Minutes Of The Special Session On The Clean-Up And Rectification Of Stamp And Commemorative Coins Trading Places” promulgated by the Office of the Joint Meeting on August 2, 2017, any stamps, coins and magcards using a stock issuance-like model to trading places mainly trading stamps by a concentrated bidding and “T+0” transaction method should cease to operate. The stamps, coins and magcards being illegally traded must be made off-line in time. Trading places which have ceased operations shall not re-start operating unless they obtain approval from the provincial government and complete the required filing with the Joint Meeting. Provincial governments should re-evaluate the necessity of transactions of stamps, coins and magcards, considering the development and interests of the economic society, as well as risks, efficiencies and costs. Provided that a provincial government does considers it necessary to maintain transactions of stamps, coins and magcards, the provincial government may appoint a stamps, coins and magcards exchange to organize stamps, coins and magcards transactions by way of transfer of property through agreements. Such exchange must have obtained permission from the provincial government, passed the examination and acceptance check of the provincial government and completed filings at relevant joint meetings. In addition, such exchange must be in strict compliance with Decision No.38 and Opinion No.37, shall not adopt or allow concentrated bidding or other types of centralized trading, and the interval between sale and purchase of a same commodity shall not be less than 5 trading days.

Measures Of Jiangsu Province On The Supervision And Administration Of Trading Places (Amendment) (“Jiangsu Trading Places Measures”) released by the Financial Office of Jiangsu Provincial People’s Government (“Jiangsu Financial Office”) on July 24, 2015, according to which, the trading places engaging in rights and interests trading and bulk commodity trading, including the branches established in Jiangsu province with a main exchange located in another province, with the exception of trading places only engaged in physical transactions such as vehicles and real estate, should be subject to the Jiangsu Trading Places Measures. The establishment of trading places with RMB 30,000,000 (approximately $4,300,000) minimum paid-in capital in Jiangsu shall be approved by the Jiangsu Financial office. The approved trading place must have at least five shareholders, two of which should be legal persons. The largest shareholder should be a legal person contributing not less than 20% of the total registered capital of the approved trading place. The net assets at the end of the previous year of the largest shareholder must not be less than RMB 100 million (approximately $14 million) and the net profit from the most recent three fiscal years should be positive, without an unrecoverable loss at the end of the most recent period.

Additionally, there is a Notice On Further Strengthening The Supervision Of All Kinds Of Trading Places In The Province, released by Jiangsu Financial Office on July 25, 2016, according to which, the “accredited investor” in any trading place should meet the following criteria and provide assets proof when opening an account:

(1)	The investor’s available fund balance at the time of opening an escrow account shall not be less than RMB 500,000 (approximately $70,000); and

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

Copyrights. The Copyright Law was adopted in 1990 and amended in 2001, 2010 and 2020. The amended version in 2020 came into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB5,000,000. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patents. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and was recently amended by the Standing Committee of the National People’s Congress of China on October 17, 2020 and became effective on June 1, 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademarks. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and was last amended on April 23, 2019 which became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Names. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

PRC Laws and Regulations Relating to Mergers and Acquisitions

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

As of the date of this report, the individual shareholders of Jiangsu Yanggu known as Chinese citizens, who also owned our shares, have completed registrations in accordance with Circular 37.

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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration pursuant to Circular 37 and Circular 13, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

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

The WFOE, Jiangsu Yanggu and its subsidiaries are resident enterprises and pay EIT tax at the rate of 25% in PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see Section of “Taxation - People’s Republic of China Enterprise Taxation”.

Value-added Tax and Business Tax

The Provisional Regulations on Value-Added Tax of the PRC (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993 and took effect on January 1, 1994, which were last amended on November 19, 2017. The Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC (the “Rules”) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993 and were last amended on October 28, 2011. Pursuant to the VAT Regulations and the Rules, entities or individuals in the PRC engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods are required to pay VAT, on the value added during the course of the sale of goods or provision of services. Unless otherwise specified, the applicable VAT rate for the sale or importation of goods and provision of processing, repair and replacing services is 17%. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

The SAT and the MOF jointly promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Valued-added Tax in lieu of Business Tax on March 23, 2016, which became effective on 1 May 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in certain service industries, including technology services and advertising services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of certain services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the services provided.

According to the above-regulations, our PRC subsidiary and consolidated affiliated entities are generally subject to a 6% VAT rate.

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

According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Jiangsu Yanggu and its subsidiaries have entered into written employment contracts with all of the employees and performed its obligations required under the relevant PRC laws and regulations.

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

PRC Laws and Regulations Related to internet information security and privacy protection

The PRC Civil Code

On May 28, 2020, the National People’s Congress of the PRC issued the PRC Civil Code, which became effective on January 1, 2021. The PRC Civil Code stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others.

Cybersecurity Law of the PRC

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) promulgated the Cybersecurity Law of the PRC (“Cybersecurity Law”) which became effective on June 1, 2017. Under this law, network operators must provide cybersecurity protection and protect the integrity, confidentiality and availability of network data. The Cybersecurity Law also standardizes the collection and usage of personal information and requires network operators to protect users’ privacy security. If a network operator violates the Cybersecurity Law, it can face various penalties, including but not limited to warning, confiscation of illegal earnings, suspension of related business for rectification, shutting down its websites, and revocation of its business license or relevant permits, all of which may be imposed by the relevant authority, along with fines of up to RMB 1 million (approximately $146,000) depending on the severity of the circumstances.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review.

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

Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Hong Kong Regulations

As we provide a trading service business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

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

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981 aims to prohibit false or misleading trade descriptions and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

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

Hong Kong Laws and Regulations relating to Obscene and Indecent Article

Pursuant to Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong) (“COIAO”), which came into full effect in Hong Kong on September 1, 1987, any person who publishes, possesses for the purpose of publication or imports for the purpose of the publication, any obscene article, whether or not he knows that it is an obscene article, may commit an offence and may be liable for a fine and imprisonment. The COIAO provides that it may be an offence to publish any indecent article without sealing such articles in wrappers and displaying a notice as prescribed by the COIAO. It may also be an offence to publish any indecent article to a person under 18, whether or not it is known that it is an indecent article or that such person is under 18.

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

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access which is updated from time to time by the MOFCOM and NDRC. In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. On December 27, 2020, the Special Administrative Measures for foreign investment access (Negative List) (2021 version) was issued and became effective on January 1, 2022, replacing the Special Administrative Measures for foreign investment access (Negative List) (2020 version). The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

Though the business we conduct through our variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted in conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and our variable interest entity are necessary and essential for our business operation without the equity ownership of the VIE. These contractual arrangements with our variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate the financial results of the VIE and its wholly owned subsidiaries without being deemed as a foreign invested company.

In our case, the WFOE effectively assumed management of the business activities of our variable interest entity through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including a Technical Consultation and Service Agreement, an Equity Pledge Agreement, an Equity Option Agreement, and a Voting Rights Proxy and Financial Supporting Agreement. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate the variable interest entity for an annual consulting service fee in the amount of 100% of the variable interest entity’s net profit as determined under PRC accounting standards. The Shareholders of the variable interest entity have pledged all of their rights, title and equity interest in the variable interest entity as security for the WFOE to collect consulting services fees provided to the variable interest entity through the Equity Pledge Agreement. In order to further reinforce the WFOE’s right to control and operate the variable interest entity, the variable interest entity’s shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in the variable interest entity through the Equity Option Agreement.

The material terms of the VIE Agreements with Jiangsu Yanggu and its shareholders are as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between the WFOE and Jiangsu Yanggu dated May 8, 2019, the WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of management, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees in the amount of 100% of its net income and the WFOE has the obligation to absorb 100% of Jiangsu Yanggu’s losses. The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and the payment term can be amended by the WFOE with consultation with Jiangsu Yanggu for implementation. The term of the Technical Consultation and Service Agreement is 20 years. The WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021 (collectively, the “Pledge”), each of Jiangsu Yanggu’s shareholders pledged all of their equity interests in Jiangsu Yanggu to the WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement and other control agreements (collectively, the “Control Agreement”). If Jiangsu Yanggu breaches its obligations under the Control Agreement, the WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breaches. The Pledge shall be continuously valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Control Agreement.

Equity Option Agreement. Pursuant to the Equity Option Agreement among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, WFOE has the exclusive right to require that Jiangsu Yanggu’s shareholders fulfill and complete all approval and registration procedures required under PRC laws for the WFOE to purchase, or designate one or more persons to purchase, such shareholders’ equity interests in Jiangsu Yanggu, in one or multiple transactions, at any time or from time to time, at the WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreements shall remain effective until all of the equity interests owned by Jiangsu Yanggu’s shareholders have been legally transferred to the WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreements. Pursuant to the Voting Rights Proxy and Financial Supporting Agreement among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, amended on January 28, 2021, Jiangsu Yanggu’s shareholders irrevocably appointed the WFOE or the WFOE’s designee to exercise all of his or her rights as a shareholder of Jiangsu Yanggu under the Articles of Association of Jiangsu Yanggu, including but not limited to the power to exercise all such shareholder’s voting rights with respect to all matters to be discussed and voted in Jiangsu Yanggu shareholder meetings. The term of the Voting Rights Proxy and Financial Supporting Agreements is 20 years.

D. Facilities and Property

Our principal executive offices are located in Hong Kong where we lease approximately 51 square meters of office space. We also lease approximately 2,500 square meters of office space in China. Our leased premises are leased from unrelated third parties and related parties who either have valid title to the relevant properties or proper authorization from the title holder to sublease the property. On November 4, 2021, Kashi Dongfang and Kashi Longrui, the wholly owned subsidiaries of Jiangsu Yanggu, jointly entered into an agreement acquired an office building from Nanjing Z-COM Wireless Communication Technology Co., Ltd. for a total amount of RMB60 million (approximately $9.2 million). The office building is located at Building 30, #699-22, Xuanwu Avenue, Xuanwu District, Nanjing City, Jiangsu Province, which is approximately 6,840 square meters. The land use rights for the land occupied by the building was acquired by means of purchase and remains valid until December 20, 2056. The Company is decorating the building and expects to complete by the end of 2022, which will be used as our office space in China.

We believe that we will have adequate facilities to accommodate our future expansion plans. Currently, we lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
No. 2, Youzishan Road, Dongba Street, Gaochun District	Jiangsu Yanggu	Rent free due to preferential treatment by local government for registered enterprises	November 1, 2029	Office
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,572)	June 30, 2022	Office
4th Floor, Block F4, Zi Dong International Creative Park, No 1 Zidong Road, Qixia District, Nanjing, Jiangsu, China	Kashi Longrui	RMB 1,080,000 (approximately $154,285)	December 31, 2022	Office
Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong	International Exchange	HK$211,920 (approximately $27,344)	July 15, 2022	Office

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

5A. Operating Results

Overview

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger collectable and art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly since then. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China.

According to the report of “E-commerce in China 2020” released by Ministry of Commerce of People’s Republic of China on July 20, 2021, China’s e-commerce continued to grow in 2020. Data of National Bureau of Statistics of China indicates that in 2020, the national e-commerce transaction volume reached RMB 37.21 trillion (approximately $5.85 trillion), an increase of 4.5% year-on-year.

On many mainstream e-commerce platforms, sales of cultural products such as arts and crafts have flourished and developed rapidly, and art and collectibles related e-commerce business is gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with rich cultural and art collection and collectibles market operations and marketing experience, we seize current development opportunities and provide online and offline supporting services for domestic and international art and collectibles e-commerce business. We plan to build a complete art and collectibles business e-commerce service chain to serve the industry.

We provide customers of our online platform with comprehensive services, including account opening, art investment education, market information, research, real-time customer support, and artwork and collectibles warehousing services. Most services are delivered online through our proprietary client software and call center. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhances our customers’ engagement. Internally, we legally collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We provide industry solutions and related software products, system development and technical support services for our cooperation with e-commerce platform customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the two exchange platforms we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of new variant outbreaks, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the potential change in customer behavior due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak and general economic impact, almost all of which are beyond the Company’s control.

We primarily conduct our business operations in Hong Kong and China. In response to the evolving dynamics related to the COVID-19 pandemic, the Company has followed the guidelines of local government authorities as it prioritizes the health and safety of its employees, contractors, suppliers and retail partners.

In 2021, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak in early 2020. However, the results of operations for the year of 2022 are still uncertain and may be adversely impacted by any further outbreaks or resurgence of the COVID-19 pandemic and its new variants, for example, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of business disruption and the related financial impact on our business cannot be reasonably estimated at this time.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders is defined as the total number of individuals who placed trades and traded collectibles, artwork and commodities on our platforms during the relevant period. We had approximately 159,000 and 77,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2021 and 2020, respectively. The increase in the number of traders that participated on the platform was primarily because our business and operations have resumed to normal levels since the second half of 2020 and continued to grow for the year ended December 31, 2021. We have seen increased numbers of active traders in 2021 as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 pandemic in 2020.

Number of Transactions

During the years ended December 31, 2021 and 2020, our platforms facilitated and completed approximately 135 million and 48 million transactions, respectively. The increase in the number of transactions was because the number of active traders and trading activities increased during 2021 as the Company focused on promoting existing products on our platforms.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork and commodities after they are listed on our platforms. During the years ended December 31, 2021 and 2020 total transaction value amounted to approximately US$15.6 billion and US$4.6 billion, respectively. The total transaction value increased due to the increase in the number of products listed for the year ended December 31, 2021.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2021 and 2020, our average transaction value per client was approximately $0.1 million and $0.06 million, respectively. Our ability to increase average transaction value is based on attracting higher value collectables and artwork to our site.

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

Years Ended December 31, 2021 vs. December 31, 2020

	For the Years Ended December 31,		Variance
	2021	2020	Amount	%

Net revenues	$37,363,303	$17,225,630	$20,137,673	116.9%
Net revenues – related parties	233,157	213,172	19,985	9.4%
Total operating revenues	37,596,460	17,438,802	20,157,658	115.6%
Less: cost of revenues	(2,425,420)	(2,642,163)	216,743	(8.2)%
Gross profit	35,171,040	14,796,639	20,374,401	137.7%
Operating expenses	(24,285,574)	(13,150,551)	(11,135,023)	84.7%
Income from operations	10,885,466	1,646,088	9,239,378	561.3%
Other income, net	558,807	402,019	156,788	39.0%
Income before income taxes	11,444,273	2,048,107	9,396,166	458.8%
Provision for income taxes	-	-	-	-%
Net income	11,444,273	2,048,107	9,396,166	458.8%
Foreign currency translation adjustment	174,841	1,144,657	(969,816)	(84.7)%
Comprehensive income	$11,619,114	$3,192,764	8,426,350	263.9%
Weighted average number of ordinary shares outstanding – basic and diluted	20,484,272	15,615,729	-	-
Basic and diluted earnings per share	$0.56	$0.13	$0.43	330.8%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,				Variance
	2021		2020		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$6,900,561	18.3	$8,405,211	48.2	$(1,504,650)	(18.0)%
Transaction fees(2)	24,462,861	65.1	7,075,283	40.5	17,387,578	246%
Marketing services fees(3)	5,750,901	15.3	1,370,164	7.9	4,380,737	320%
Other revenues(4)*	482,137	1.3	588,144	3.4	(106,007)	(18.0)%
Total operating revenues	$37,596,460	100.0	$17,438,802	100.0	$20,157,658	116%

*	Including $233,157 and $213,172 from related parties for the years ended December 31, 2021 and 2020, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible , artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platform. Our standard listing fees for artwork and collectibles range from 2.3% to 10.0% for each of the years ended December 31, 2021 and 2020 and standard listing fees for commodities was 1%-6% of the initial listing value for both years. The rate is dependent on the type of listings and is negotiated on a case by case basis. In 2021, we also had listing for silver coins, which the listing price is charged on per coin basis instead of a percentage of listing value. The average listing period is around three months.

Total listing service fees decreased by approximately $1.5 million or 18.0% from $8,405,211 for the year ended December 31, 2020 to $6,900,561 for the same period in 2021. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. During the years ended December 31, 2021 and 2020, total listing value of listed artwork, collectibles and commodities amounted to approximately US$1.0 billion and US$0.8 billion, respectively, however, there were less listing value generated by new products listings with approximately $58.3 million and $88.4 million for new products listed in 2021 and 2020, respectively. The number in new collectibles/artwork and commodities were successfully listed on our platforms increased from 188 for the year ended December 31, 2020 to 199 for the year ended December 31, 2021. The total number of collectibles/artwork and commodities that were listed on our platforms increased from 303 for the year ended December 31, 2020 to 494 for the year ended December 31, 2021.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case by case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated on a case by case basis for selected traders with high trading volume, and is recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. Transaction fee revenue from the trading of points amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively.

Total transaction fee revenue increased by approximately $17.4 million or 246.0% from approximately $7.08 million for the year ended December 31, 2020 to approximately $24.5 million for the same period in 2021. The increase was due to the increase in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value increased from approximately US$4.6 billion the year ended December 31, 2020 to approximately US$15.6 billion for the same period in 2021. We have focused our effort in promoting existing products traded on the platform by increasing our marketing expenses/activities in 2021 which resulted in increased transactions and transaction value of our existing customers and products.

(3) Marketing service fees: Marketing service fees is what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also include providing promotion services for customers’ items as where to place ads on well-known cultural or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on a negotiated fixed fee basis, which is based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectibles on other platforms before, and they were not based on   the value of the underlying collectible, artwork and commodities. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees increased by approximately $4.4 million or 319.7% from $1,370,164 for the year ended December 31, 2020 to $5,750,901 for the same period in 2021. The increase was due to promoting additional types of artwork. During the year ended December 31, 2020 and 2021, 188 and 199 types of collectibles/artwork were successfully listed on our platforms, of which we promoted 24 and 64 types of newly listed collectibles and artwork for our customers, respectively.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by approximately $106,000 or 18.0% from $588,144, which consisted of $213,172 from providing technological services to our related parties for the same period in 2020 to $482,137, which consisted of $233,157 from providing technological services to our related parties for the same period in 2021. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2021.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million or 8.2% from $2,642,163 including $1,734,761 from a related party for the year ended December 31, 2020 to $2,425,420 including $730,007 from a related party for the same period in 2021. The decrease in cost of revenues was primarily due to the decrease in warehouse storage fees of approximately $1.0 million offset by increase in appraisal fees and related services of approximately $0.7 million. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to overall decrease in overall listing value of products, and 2) certain new customers were transferred from other trading sites which they were already paid their own warehouse fees before, therefore the Company did not need to pay for warehouse fees for those new traders.

Gross Profit

Gross profit increased by approximately $20.4 million or 137.7% from $14,796,639 for the year ended December 31, 2020 to $35,171,040 for the year ended December 31, 2021. Gross margin for the years ended December 31, 2021 and 2020 were approximately 94% and approximately 85%, respectively. The increase in gross margin was due mainly to the increased revenue and the decrease in costs in 2021 as a result of recovering from COVID-19.

Selling and Marketing Expenses

Selling expenses increased by approximately $9.9 million, or 165.8%, from 6,004,883 including $1,762,652 to a related party for the year ended December 31, 2020 to $15,958,450 including $359,968 to a related party for the same period in 2021. The increase was primarily due to the increase in commission expenses of approximately $10.2 million as our transaction fee revenue increased where we paid a percentage of transaction fees for third-party referrals of new traders. The Company has two types of reward program, one is to rebate directly to customers while the other type is to reward the sales agents. Rebates to customers are considered a reduction in sales price, so the rebate is instantaneous, while rebate to sales agents are usually paid one to three month in arrears. Our selling expenses to related party decreased by 79.6% as we reduced our advertising activities on our related party’s website where we focus our advertising efforts on other venues. Our total other marketing expenses were at comparable levels in 2021 compared to 2020.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $1.2 million, or 16.7% from $7,145,668 including $201,865 to a related party for the year ended December 31, 2020 to $8,327,124 including $223,284 to a related party for the same period in 2021. The increase in our general and administrative expenses was primarily due to increased compensation costs including salaries, bonuses of approximately $0.6 million, increased office, travel, IT, training and meeting expenses of approximately $1.3 million as our business recovered from the pandemic and incurred more business activities, offset by a decrease of approximately $0.8 million for the costs related to going public in 2020.

Other Income

Total other income increased by approximately $0.2 million, or 39.0%, from $402,019 for the same period in 2020 to $558,807 for the same period in 2021. The increase in other income was primarily due to the increase in interest income and gain from short term investment of approximately $0.1 million. Other income also included government subsidies of approximately $115,000 to promote local business development and a VAT refund of $78,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021.

Provision for Income Taxes

Our provision for income taxes amounted to nil for both years ended December 31, 2021 and 2020. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Income

Our net income increased by approximately $9.4 million, or 458.8%, from $2.0 million for the same period in 2020 to approximately $11.4 million for the same period in 2021. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar(reporting currency).

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this annual report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, our VIE and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Revenue recognition

The core principle underlying the revenue recognition standard is that we will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer. Under the guidance of FASB ASC 606, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy our performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

We continue to derive our revenues from service contracts with our customers with revenues being recognized upon performance of services. Persuasive evidence of an arrangement is demonstrated via service contract and invoice; and the consideration to the customer is fixed upon acceptance of the sales contract. At times, we offer incentives and rebates to our customers directly and we account for these incentives payable to customers as a reduction of contract price. We have set up a customer point system where the points can be used for services on the trading platform, mainly listing services fees. The points can also be traded amongst traders on the platform or to settle payments on the platform amongst traders. We assessed if a material right exists when we issue these points and if the points represent separate performance obligation. In general, if the points were given to traders based on existing accounts or promotions without the customers having to acquire services from us, therefore there is no material right and no separate performance obligation exists.

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

We are an online provider of collectibles and artwork e-commerce services, which allows artists and art dealers and owners to access the art trading market with a wider range of artwork investors through our platforms. We currently facilitate trading by individual and institutional customers of collectibles and artwork and commodities (mainly teas) on our online platforms.

We generate revenue from our services in connection with the trading of collectable, artwork and commodities on our platforms, primarily consisting of listing service fees, transaction fees, marketing services fees and other revenues collected from traders (our customers) and/or owners.

Started in July 2019, we had signed cooperative agreements with third parties who are experts and possess new ideas and resources for the collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on our online platforms. These parties are required to place a security deposit with us until termination of the cooperative agreements and the deposit amounts increase as the trading volume increases. Revenue generated from these niche markets will be shared between us and these parties based on pre-agreed rates and trading volume. We accounted for the portion of revenue that is earned by the third parties as a reduction of total contract revenue to be received from customers. Approximately $62,000 and $119,000 of revenue generated from these contracts had been recorded as a reduction of revenue and as payables to these parties for the years ended December 31, 2020 and 2021, respectively.

Listing service fees

One-time nonrefundable listing service fees are collected from traders for listing their products on the platform. Our only performance obligation is to provide the listing on our platform. We recognize the related revenue upon the completion of our performance obligation which is when the customers’ products are successfully listed on our platforms. The fees are determined by contracts with the customers as a fixed percentage of the listing price. For some products, we may negotiate a flat rate instead of a percentage of the listing price. For listing service contracts in which the related performance obligations can be completed within a short period of time, we recognize the related revenue upon the completion of our performance obligations.

Transaction fee revenue

Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork and commodities  per transaction. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork and commodities after they are listed on our platform. Our performance obligation is to facilitate the trading transactions. Transaction fee revenue is recognized and collected at the time when the transaction is completed.

Transaction fee revenue also includes predetermined monthly transaction fees for select traders with large transactions and are negotiated on a case by case basis. Predetermined transaction fees are recognized and earned over the specified service period.

Predetermined transaction fees received in advance of the specified service period are recorded as deferred revenue.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. We assessed if a material right existed when we initially issued the reward points and if the reward points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of points amounted to approximately $2.6 million and $3.4 million for the years ended December 31, 2020 and 2021, respectively.

Marketing service fees

Marketing service fees are usually collected after we complete our services and includes the following type of services:

(1)

For certain marketing service agreements, we assist our customers in connection with his/her listing and trading of his/her collectible/artwork or commodities on our platform, which mainly includes consultation and supporting services of the marketability for the collectible/artwork or commodities; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on our platforms. For marketing service contracts in which the related performance obligations can be completed within a short period of time, we recognize the related revenue upon the completion of our performance obligations.

(2)	Marketing service agreements also includes providing promotional services for customers’ items as where to place ads on well-known cultural or art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs.

The marketing service fees are charged on a fixed fee basis, which are based on the type of listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible, artwork or commodities. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Other revenues

Other revenues (including $233,157 and $213,172 from related parties for the years ended December 31, 2021 and 2020, respectively) primarily includes other service fees for IT technical support to customers and revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to become qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platforms. Our performance obligation is completed and revenue is recognized upon completion of training and related consulting services.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations. We have reported PRC and Hong Kong income taxes since all our operations are carried out in Hong Kong and PRC and Hong Kong.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended December 31, 2021 and 2020. PRC tax returns filed in 2021 are subject to examination by the applicable tax authorities. Tax returns filed in Hong Kong from 2018 to 2021 are subject to examination.

Leases

We adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized a $34,608 right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.75% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for our leases are not readily determinable, we used our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. We considered the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. We elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Our leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

We reviewed for impairment our ROU assets consistent with the approach applied for our other long-lived assets. We reviewed the recoverability of our long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. We included the carrying amount of operating lease liabilities in any tested asset group and included the associated operating lease payments in the undiscounted future pre-tax cash flows.

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

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We had approximately $33.1 million of cash and cash equivalents and short term investments. We had approximately $32.5 million of working capital as of December 31, 2021. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, short-term investment, private placement and public offering.

On December 7, 2021, we entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which we agreed to sell to the Investors in private placements, 600,000 ordinary shares at a purchase price of $5.00 per share for an aggregate offering price of $3,000,000. We received proceed of approximately $2.0 million as of December 31, 2021 for 400,000 shares and received remaining $1.0 million for the 200,000 shares in January 2022. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors -Risks Relating to Doing Business in China.” We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Cash Flows

As of December 31, 2021, we had cash and cash equivalents of approximately $33.5 million. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Net cash provided by operating activities	$9,024,887	$6,610,850
Net cash used in by investing activities	$(2,809,418)	$(11,769,294)
Net cash provided by financing activities	$2,000,000	$18,090,668

Operating Activities

Net cash provided by operating activities was approximately $9.0 million for the year ended December 31, 2021 which was attributable primarily to the net income of approximately $11.4 million. Our cash outflow was mainly from decrease in other receivable from related parties of approximately $1.8 million which are funds deposited in platform operated by our related party Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) that we can withdraw anytime as well as the decrease in accounts payable of approximately $4.5 million where we paid off more vendors using our funds from operations.

Net cash provided by operating activities was approximately $6.6 million for the year ended December 31, 2020 which was attributable primarily to the net income of approximately $2.0 million, the increase in depreciation and amortization of approximately $0.3 million, the collection of accounts receivable approximately $0.8 million, the increase in other receivable from related parties of approximately $1.4 million, and the increase in accounts payable of approximately $5.3 million as we incurred more cost of revenues and consulting expenses on business development. The cash inflow partially offset by the increase in other receivables and prepaid expenses of approximately $0.8 million.

Investing Activities

Net cash used in investing activities was approximately $2.8 million for the year ended December 31, 2021, which was primarily attributable to the purchase of a short-term investment approximately of $45.0 million which offset with the proceed from sale of short term investment approximately of $42.5 million, and purchase of certificate of deposit of approximately $3.1 million. In 2020, we made a deposit of approximately $12.6 million on a proposed real estate purchase, such deposit was subsequently refunded to us in full amount in April 2021 as we decided to purchase another building. We paid approximately $9.6 million for an office building in Nangjing city having 6,840 square meters of space. We also purchased approximately $0.8 million of software.

Net cash used in investing activities was approximately $11.8 million for the year ended December 31, 2020, which was primarily attributable to the deposit of approximately $12.6 million as we paid a deposit on a proposed real estate purchase, such deposit was subsequently refunded to us in full amount in April 2021 due to the termination of real estate purchase memorandum of understanding, purchases of a short-term investment of approximately $24.4 million and purchases of office equipment and intangible assets of approximately $19,000 due to expansion of our operations and partially offset by the proceed from the sale of such investment of approximately $25.3 million.

Financing Activities

Net cash provided by financing activities was approximately $2.0 million for the year ended December 31, 2021, which was primarily attributable to the proceeds from a private placement.

Net cash provided by financing activities was approximately $18.1 million for the year ended December 31, 2020, which was primarily attributable to the proceeds from initial public offering.

Quantitative and Qualitative Disclosures about Market Risks

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future.

Foreign currency risk

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2021, we leased three office premises under non-cancellable operating leases with expiration dates ending in December 2022, June 2022 and July 2022.

Twelve months ending December 31,	Minimum lease payment
2022	204,456
Total minimum payments required	$204,456

G. Safe Harbor

See “Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Mun Wah Wan	49	Chairman of the Board of Directors
Lijia Ni	38	Chief Financial Officer
Yi Shao	33	Chief Executive Officer and Director
Nelson (Nam Sum) Wong (1)(2)(3)	59	Independent Director
Xiaobing Liu(1)(2)(3)	59	Independent Director
Jinren Chen (1)(2)(3)	51	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

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

Nelson (Nam Sum) Wong

Since 2008, Mr. Wong has served as a member of the Board, Chairman of Audit Committee and a member of Compensation Committee of the Board of Recon Technology Ltd. (Nasdaq: RCON). Mr. Wong was the Vice Chairman and Chief Executive Officer of Vigers Group from 1993 to 1995. From 1995 to present, Mr. Wong has served as Chairman and Managing Partner of ACN Worldwide, a business and investment consultancy he established in 1995. Mr. Wong received his bachelor’s degree in English language and literature from the PLA Institute of International Relations in Nanjing in 1983.

Mr. Wong serves on the Advisory Board of the Independent Power Producers Forum (IPPF), an NGO in the global power industry. Mr. Wong is the Vice Chairman of Shanghai Centre for RimPac Strategic and International Studies (China) and is an Academic Council Member of Gallup International Association (Switzerland), an influential worldwide organization of social surveys. We believe that Mr. Wong’s leadership skills and extensive management experience will benefit the Company and make him an important member of the board of directors and its committees.

Jinren Chen

Since January 2020, Mr. Chen has served as Chairman and President of Nanjing Shuoming Investment Management Co., Ltd., a private equity fund management company. From February 2019 to December 2019, Mr. Chen was the fund manager for Shanghai Rongru Assets Management Co., Ltd. From May 2014 to February 2019, Mr. Chen served as an industry analyst and then deputy general manager of market making department of Debang Securities Co., Ltd. From May 2001 to April 2014, Mr. Chen served as a researcher and then a senior researcher for Huatai Securities Co, Ltd. Mr. Chen received his bachelor’s degree in International Trade from Nanjing University in 1997. Mr. Chen received his master degree of Engineering Management from Business School of Hohai University in Nanjing in 2000 and his Ph.D degree in Economics from Business School of Nanjing University in 2009. Mr. Chen has passed securities practitioner and fund practitioner qualification tests in China. We believe Mr. Chen’s extensive experience in capital market will benefit the Company and make him an important member of the board of directors and its committees.

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

6.B. Compensation

During the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB2.0 million (US$0.3 million) in cash to our executive officers, and paid US$0.4 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plan and other company benefits, each as determined by the board of directors from time to time.

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

We have also entered into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Share Incentive Plans

The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares and none has been granted as of the date of this report.

The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares.

Types of Awards and Eligibility. The Equity Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the Equity Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Unless otherwise provided by the Committee, when a participant terminates employment or service with us, all unexercised or unvested awards are forfeited, and if the termination is without cause, all outstanding vested options and SARs will continue to be exercisable until the earlier of the expiration term or the date that is three months after such termination date.

Prohibition on Repricing. Except as required or permitted pursuant to a corporate transaction (including, without limitation, any recapitalization or reorganization), in no event will an option or SAR be amended to reduce the exercise or base price or be canceled in exchange for cash, other awards or options or SARs with an exercise price or base price less than the exercise price of the original option or base price of the original SAR without shareholder approval.

Limits on Transfers of Awards/Beneficiary Designation. All awards are exercisable only by the participant during the participant’s lifetime, and are transferable only by will or by the laws of descent and distribution; provided, however, that the Committee may permit a transfer of an award, other than an incentive stock option, to a family member of an individual, subject to such restrictions as the Committee may provide.

Term. The Equity Plan is effective immediately upon the adoption by our Board of Directors, subject to shareholder approval, and will terminate on the earliest to occur of (i) the 10th anniversary of the Equity Plan’s effective date, or (ii) the date on which all shares available for issuance under the Equity Plan shall have been issued as fully-vested shares.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 28, 2022.

’

Board Diversity Matrix (As of April 28, 2022)
Country of Principal Executive Offices:	P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Our board of directors currently consists of 5 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Nelson Wong, Xiaobing Liu and Jinren Chen are the members of our audit committee, and Nelson Wong serves as the chairman. All members of our audit committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

Our board of directors has determined that Nelson Wong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Nelson Wong, Xiaobing Liu and Jinren Chen are the members of our compensation committee and Jinren Chen serves as the chairman.  All members of our compensation committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the compensation committee. In accordance with the compensation committee’s charter, the compensation committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Nelson Wong, Xiaobing Liu and Jinren Chen are the members of our corporate governance and nominating committee and Xiaobing Liu serves as the chairman.  All members of our corporate governance and nominating committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the corporate governance and nominating committee. In accordance with its charter, the corporate governance and nominating committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The corporate governance and nominating committee is responsible for, among other things:

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Nelson Wong, Xiaobing Liu and Jinren Chen are the “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2021, December 31, 2020 and December 31, 2019, we had a total of 51, 47 and 56 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of December 31, 2021:

Function	Number*	% of Total Employees
Technology and Research	23	45.10%
Sales & Marketing	10	19.61%
General & HR and Administration	18	35.29%
	51	100.00%

*	excluding the employees of Zhongcang Warehouse Co., Ltd., an 18% indirect subsidiary of Jiangsu Yanggu, our VIE.

As of December 31, 2021, 48 of our employees were based in Nanjing City, China, where our principal executive offices are located, and 3 employees were located in Hong Kong.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 27, 2022 for:

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

The calculations in the table below are based on 21,044,712 ordinary shares issued and outstanding as of the date of April 27, 2022.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong. Our telephone number at this address is (852) 2110-3909.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Mun Wah Wan(1)	3,797,500	18.05
Lijia Ni(2)	367,500	1.75
Yi Shao(3)	857,500	4.07
Nelson Wong	-	-
Xiaobing Liu	-	-
Jinren Chen	-	-
5% or Greater Shareholders:
HKFAEx Group Limited(1)	3,797,500	18.05
Oriental Culture Investment Development LTD(4)	2,450,000	11.64
Oriental Culture Investment Communication LTD(5)	2,450,000	11.64
All directors and executive officers as a group (six individuals)	5,022,500	23.87

(1)	Mun Wah Wan, chairman of our board of directors, is the sole shareholder of The Pride Group Holdings Limited, a British Virgin Islands company, which owns 100% equity interest of HKFAEx Group Limited. Mr. Wan is also the chairman of the board of directors of HKFAEx Group Limited, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of HKFAEx Group Limited is Unit 909, Level 9, Cyberport 2, Hong Kong. The registered address of The Pride Group Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)	Lijia Ni, our chief financial officer, is the sole shareholder and director of Oriental Culture Investment Arts LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Arts LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Yi Shao, our chief executive officer and a member of our board of directors, is the shareholder and director of Oriental Culture Investment Diffusion LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Diffusion LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Huajun Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Communication LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

Other Transactions with Related Parties

a. Accounts payable – related parties consist of the following:

	Relationship	December 31, 2021	December 31, 2020

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	$-	$353,665
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is owned by Huajun Gao and Aimin Kong, each an 11.64% beneficiary shareholder of the Company	1,665	875,716
Total		$1,665	$1,229,381

b. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2021	December 31, 2020

HKFAEx Group Limited	100% owned by Mr. Mun Wah Wan	-	4,514
Mun Wah Wan	Chairman of the board of directors of the Company	-	2,798
Total		$-	$7,312

c. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Nanjing Culture and Artwork Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a beneficially owns 11.64% of our shares	Technological service fee revenue	$38,959	$41,571
Jinling Cultural Property Rights Exchange Co., Ltd. (“Jinling Cultural”)	Owned by our 11.64% beneficial owner, Huajun Gao	Technological service fee revenue	22,519	21,042
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	21,821	20,390
Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”)	Owned by Huajun Gao and Aimin Kong	Technological service fee revenue	17,813	-
Kashi Jinwang Art Purchase E-commerce Co., Ltd. (“Kashi Jinwang”)	100% owned by Nanjing Jinwang	Technological service fee revenue	132,045	130,169
Total			$233,157	$213,172

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$730,007	$1,734,761

e. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2019
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Online advertising expenses	$359,968	$1,762,652

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2021. The Company was charged a yearly advertising fee of approximately $0.18 million per year adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2021. The contract was further amended on June 25, 2020 where the fee would be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2021.

f. During the year ended December 31, 2021 and 2020, HKDAEx paid $65,357 and $54,000, respectively, to HKFAEx, a company owned by our Chairman and the former shareholder of HKDAEx for accounting and business administration services.

g. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture and Artwork Property Exchange Co., Ltd. which is controlled by Huajun Gao and Aimin Kong, each is a 11.64% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2022. Total rental expense for the years ended December 31, 2021 and 2020 amounted to $157,927 and $147,703 respectively.

h. Other receivables – related party consist of funds which are held in trading platform trust account entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd. The funds are unrestricted as to immediate withdrawal and use after the Company completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. All funds held as of December 31, 2021 and 2020 were released to the Company in January 2022 and 2021.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC and Hong Kong subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Laws and Regulations Relating to Foreign Exchange—Dividend Distribution.”

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our authorized share capital is $50,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 ordinary shares of a nominal or par value of $0.00005 each; and (ii) 100,000,000 preferred shares of a nominal or par value of $0.00005 each.  As of April 27, 2022, 21,044,712 ordinary shares are outstanding and no preferred share is issued or outstanding.

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

Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands

According to clause 3 of our second amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by Section 7(4) of The Companies Act (As Amended) or as the same may be amended from time to time, or any other law of the Cayman Islands.

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

Voting Rights.  The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote.  On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than 10 percent of the paid up share capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our issued and outstanding shares entitled to vote at the meeting present in person or by proxy and that any holder of shares of the class present in person or by proxy may demand a poll. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

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

Redemption of Ordinary Shares.  We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits or share premium of the company, provided the current memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

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

The registration of transfers may be suspended at such times and for such periods as the Board of Directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and any special resolutions passed by our shareholders, and the register of mortgages and charges of our company).

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Hong Kong

There are no foreign exchange controls in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of H.K. dollar or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise.

PRC

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7 replaced of some of the existing rules in Circular 698, effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced with effect from December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC late amended on August 31, 2018 and become effective on January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustment based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtains improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—Enhanced scrutiny  over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, pursuant to the Administrative Measures for Non-Resident Taxpayers to Enjoy the Treaty Treatment, or the Administrative Measures, which became effective in January 2020, in order to enjoy the reduced withholding tax rate under the treaty treatment, non-resident taxpayers who meet the conditions for treaty treatment by their own judgment, may declare that they are entitled to the treaty treatment and accept the post-declaration supervision by the tax authority at the time of filing the tax return or at the time of providing information to the tax withholding agent. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Jiangsu Yanggu may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2021, we used approximately US$2.1 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software, app development and system for our online platforms. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Internal Control over Financial Reporting

Prior to our initial public offering in December 2020, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2021, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we have hired external accountants who have extensive experience in US GAAP and SEC reporting to help us in the preparation of our financial reports, and we also plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP and SEC reporting knowledge; and (ii) implementing regular and continuous U.S. GAAP and SEC accounting and financial reporting training programs for our accounting and financial personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Nelson Wong, Chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-234654), as amended, initially filed with the SEC on November 12, 2019. We have also posted the code on our corporate website at www.ocgroup.hk.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31, 2021	Year Ended December 31, 2020

Audit fees(1)	$160,000	$170,000
Audit related fees(2)		-
Tax fees(3)		-
All other fees(4)		-
TOTAL	$160,000	$170,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10. to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.3	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.4	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Employment Agreement by and between the Registrant and Yi Shao dated May 10, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.8	Employment Agreement by and between the Registrant and Lijia Ni dated May 10, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.9	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.10	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.11	Independent Director Agreement by and between the Registrant and Y. Tristan Kuo dated November 6, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Independent Director Agreement by and between the Registrant and Bennet P. Tchaikovsky dated January 15, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.13	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.14	Director Agreement by and between the Registrant and Mun Wah Wan dated March 6, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.15	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.16	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.17	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.18	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.19	Technical Maintenance Services Contract by and between Nanjing Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.20	Cooperation Agreement and Amendment to Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated September 1, 2018 and September 15, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.21	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.22	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated October 1, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.23	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.24	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.25	Cooperation Agreement by and between China International Assets and Equity of Artworks Exchange Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on January 1, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.26	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.27	Product Consulting Service Agreement by and between Nanjing Pusideng Information Technology Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. in 2019 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.28	Renewal of Employment Agreement by and between the Company and Yi Shao (incorporated herein by reference to Exhibit 4.33 to Form 20-F filed with the SEC on April 30, 2021)
4.29	Renewal of Employment Agreement by and between the Company and Lijia Ni (incorporated herein by reference to Exhibit 4.34 to Form 20-F filed with the SEC on April 30, 2021)
4.30	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 30, 2021)
4.31	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.32	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.33	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.34	Employment Agreement by and between the Company and Yi Shao dated April 27, 2021(incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on April 30, 2021)
4.35	Employment Agreement by and between the Company and Lijia Ni dated April 27, 2021(incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on April 30, 2021)
4.36*	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd.
4.37*	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021.
4.38*	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021.
4.39*	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021.
4.40*	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2022
4.41*	Preowned Property Purchase and Sale Agreement by and among Nanjing Z-COM Wireless Communication Technology Co., Ltd., Kashi Longrui Business Management Service Co., Ltd., and Kashi Dongfang Cangpin Culture Development Co., Ltd. on November 4, 2021.
4.42	Oriental Culture Holding LTD 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on November 9, 2021)
4.43	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on December 8, 2021)
4.44	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on December 8, 2021)
4.45*	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated on January 1, 2022.
4.46*	Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated January 1, 2021
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics(incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jiangsu Taikun Law Firm
15.2*	Consent of Wei Wei & Co., LLP
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
Name: Yi Shao
Title: Chief Executive Officer

Date: May 2, 2022

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Oriental Culture Holding LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding LTD. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2019.

Flushing, New York

May 2, 2022

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,398,047	$21,309,092
Short-term investments	3,748,900	1,056,286
Accounts receivable, net	47,060	402,428
Accounts receivable - related parties	8,093	-
Other receivables and prepaid expenses	1,385,394	199,515
Other receivables – related party	928,913	2,727,082
Deposit	-	13,333,538
Escrow	600,000	-
Total current assets	36,116,407	39,027,941

PROPERTY AND EQUIPMENT, NET	9,904,289	372,215

OTHER ASSETS
Certificate of deposits	3,136,910	-
Right-of-use assets	11,494	-
Escrow	-	600,000
Investments	548,151	535,617
Intangible assets, net	1,120,021	572,992
Total other assets	4,816,576	1,708,609

Total assets	$50,837,272	$41,108,765

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,623,829	$4,831,394
Accounts payable - related parties	1,665	1,229,381
Deferred revenue	697,863	243,355
Other payables and accrued liabilities	1,284,235	1,043,383
Other payables - related parties	-	7,312
Taxes payable	29,826	184,694
Lease liability	11,494	-
Total current liabilities	3,648,912	7,539,519

Total liabilities	3,648,912	7,539,519

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized,
no shares issued and outstanding as of December 31, 2021 and 2020	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,654,712 and 30,054,712 shares issued, 21,044,712 and 20,444,712 shares outstanding as of December 31, 2021 and 2020, respectively	1,533	1,503
Treasury shares, at cost, 9,610,000 shares
as of December 31, 2021 and 2020	(481)	(481)
Additional paid-in capital	21,884,962	18,884,992
Subscription receivable	(1,000,000)	-
Statutory reserves	112,347	112,347
Retained earnings	25,092,043	13,647,770
Accumulated other comprehensive income	1,097,956	923,115
Total shareholders’ equity	47,188,360	33,569,246

Total liabilities and shareholders’ equity	$50,837,272	$41,108,765

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2021	2020
OPERATING REVENUES:
Net revenues	$37,363,303	$17,225,630
Net revenues - related parties	233,157	213,172
Total operating revenues	37,596,460	17,438,802

COST OF REVENUES	(2,425,420)	(2,642,163)

GROSS PROFIT	35,171,040	14,796,639

OPERATING EXPENSES:
Selling and marketing	(15,598,482)	(4,242,231)
Selling and marketing - related party	(359,968)	(1,762,652)
General and administrative	(8,103,840)	(6,943,803)
General and administrative - related parties	(223,284)	(201,865)
Total operating expenses	(24,285,574)	(13,150,551)

INCOME FROM OPERATIONS	10,885,466	1,646,088

OTHER INCOME
Gain from short-term investment	169,065	93,007
Interest income	197,237	139,916
Other income, net	192,505	169,096
Total other income, net	558,807	402,019

INCOME BEFORE PROVISION FOR INCOME TAXES	11,444,273	2,048,107

PROVISION FOR INCOME TAXES	-	-

NET INCOME	$11,444,273	$2,048,107

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	174,841	1,144,657

COMPREHENSIVE INCOME	$11,619,114	$3,192,764

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,484,272	15,615,729

EARNINGS PER SHARE
Basic and diluted	$0.56	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred shares		Ordinary shares		Treasury shares		Additional paid-in	Share subscription	Statutory	Retained	Accumulated other comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	receivable	reserves	earnings	loss	Total
BALANCE, DECEMBER 31, 2019	-	$-	24,800,000	$1,240	(9,610,000)	$(481)	$1,608,045	$-	$112,347	$11,599,663	$(221,542)	$13,099,272
Issuance of shares in initial public offering, net	-	-	5,124,400	256	-	-	17,276,954	-	-	-	-	17,277,210
Cashless exercise of warrants	-	-	130,312	7	-	-	(7)	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	2,048,107	-	2,048,107
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	1,144,657	1,144,657
BALANCE, DECEMBER 31, 2020	-	-	30,054,712	1,503	(9,610,000)	(481)	18,884,992	-	112,347	13,647,770	923,115	33,569,246
Issuance of shares in private placement	-	-	600,000	30	-	-	2,999,970	(1,000,000)	-	-	-	2,000,000
Net income	-	-	-	-	-	-	-	-	-	11,444,273	-	11,444,273
Foreign currency translation	-	-	-	-	-	-	-	-	-		174,841	174,841
BALANCE, DECEMBER 31, 2021DECEMBER 31, 2021	-	$-	30,654,712	$1,533	(9,610,000)	$(481)	$21,884,962	$(1,000,000)	$112,347	$25,092,043	$1,097,956	$47,188,360

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,444,273	$2,048,107
Adjustments to reconcile net income to net cash provided by (used in)
Operating activities:
Depreciation and amortization	399,223	308,274
Gain from short-term investment	(169,065)	(93,007)
Loss from disposal of equipment	-	437
Bad debt expense	108,502	117,432
Non-cash lease expense	23,075	-
Impairment loss of intangible assets	25,590	-
Change in operating assets and liabilities:
Decrease in accounts receivable	251,997	779,503
(Increase) in accounts receivable - related parties	(7,998)	-
(Increase) in other receivables and prepaid expenses	(874,228)	(778,684)
Decrease (Increase) in other receivables – related party	1,840,109	(1,436,464)
(Decrease) increase in accounts payable	(3,246,292)	4,392,974
(Decrease) increase in accounts payable - related parties	(1,241,722)	952,820
Increase in deferred revenue	443,540	51,738
Increase in other payables and accrued liabilities	192,497	288,331
Repayments of other payables - related party	(7,294)	(54,273)
(Decrease) increase in taxes payable	(157,320)	33,662
Net cash provided by operating activities	9,024,887	6,610,850

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investment	(44,921,336)	(24,422,988)
Proceed from sale of short-term investment	42,453,852	25,285,807
Purchase of Certificate of deposits	(3,136,910)	-
Purchase of property, plant and equipment	(9,598,351)	(9,388)
Purchase of intangible assets	(785,590)	(9,642)
(Payment) refund of real estate deposit	13,178,917	(12,613,083)
Net cash (used in) investing activities	(2,809,418)	(11,769,294)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares, net	2,000,000	18,090,668
Net cash provided by financing activities	2,000,000	18,090,668

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(126,514)	322,580

INCREASE IN CASH AND CASH EQUIVALENTS	8,088,955	13,254,804

CASH AND CASH EQUIVALENTS, beginning of year	21,309,092	8,054,288

CASH AND CASH EQUIVALENTS, end of year	$29,398,047	$21,309,092

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

NON CASH INVESTING AND FINANCING ACTIVITIES:
Proceeds from initial public offering deposited in escrow	$-	$600,000
Initial recognition of right-of-use assets and lease liabilities	$34,608	$-

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Oriental Culture Holding Ltd. (“Oriental Culture”) is a holding company incorporated on November 29, 2018, under the laws of the Cayman Islands. Oriental Culture Holding Ltd., its subsidiaries and variable interest entity and its subsidiaries are hereafter referred to as the “Company”.

Oriental Culture has no substantial operations other than holding all of the outstanding share capital of Oriental Culture Development (“Oriental Culture BVI”), China International Assets and Equity of Artworks Exchange Limited (“International Culture”) and HKDAEx Limited. Oriental Culture BVI is also a holding company holding all of the outstanding share capital of HK Oriental Culture Investment Development Limited (“Oriental Culture HK”). Oriental Culture HK is also a holding company holding all of the outstanding equity of Nanjing Rongke Business Consulting Service Co., Ltd. (“Oriental Culture WFOE” or “WFOE”).

The Company, through its direct subsidiary Oriental Culture HK and variable interest entity (“VIE”), Jiangsu Yanggu Culture Development Co., Ltd. and subsidiaries (“Jiangsu Yanggu”) and International Culture are engaged in providing online platforms that facilitate the e-commerce trading of artwork and collectables and the online trading of commodities, principally teas. The Company’s headquarters were located in the City of Nanjing, in the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by Oriental Culture HK, Jiangsu Yanggu and Jiangsu Yanggu’s subsidiaries.

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

On May 9, 2019, the Company acquired all outstanding equity interest of HKDAEx Limited (“HKDAEx”), which provides the Company’s customers with an additional online trading platform in Hong Kong. Therefore, starting from second half of 2019, the Company expanded its business operations to include online trading of certain commodities, primarily teas on the platform of HKDAEx. The Company relocated its principal office to Hong Kong in June 2021.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access which is updated from time to time by MOFCOM and NDRC. In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. On December 27, 2020, the Special Administrative Measures for foreign investment access (Negative List) (2021 version) was issued and became effective on January 1, 2022, replacing the Special Administrative Measures for foreign investment access (Negative List) (2020 version). The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Oriental Culture is a Cayman Islands company and its subsidiaries including Oriental Culture WFOE is considered a foreign invested enterprise. Although the business the Company conducts through Jiangsu Yanggu is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, the Company expects that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, the Company intends to centralize the Company’s management and operations in the PRC to avoid being restricted to conduct certain business activities which are important for the Company’s current or future business but are currently restricted or might be restricted in the future. As such, Jiangsu Yanggu is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are comprised of a series of four agreements (collectively the “Contractual Arrangements”), of which the significant terms are as follows:

Contractual Agreements with Jiangsu Yanggu

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Oriental Culture WFOE and Jiangsu Yanggu, Oriental Culture WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of management, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees in the amount of 100% of its net income to Oriental Culture WFOE and also Oriental Culture WFOE has the obligation to absorb 100% of the losses of Jiangsu Yanggu.

The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Services Agreement. The term of the Technical Consultation and Service Agreement is 20 years until May 7, 2039. Oriental Culture WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreements among Oriental Culture WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, each of Jiangsu Yanggu’s shareholders pledged all of their equity interests in Jiangsu Yanggu to Oriental Culture WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Services Agreement and other agreements. If Jiangsu Yanggu breaches its obligations under the Contractual Agreements, Oriental Culture WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breach. The pledge shall be continuously valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Contractual Agreements.

Equity Option Agreement

Pursuant to the Equity Option Agreement among Oriental Culture WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, Oriental Culture WFOE has the exclusive right to require Jiangsu Yanggu’s shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Oriental Culture WFOE to purchase, or designate one or more persons to purchase, each shareholders’ equity interests in Jiangsu Yanggu, in one or multiple transactions, at any time or from time to time, at Oriental Culture WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreement shall remain effective until all the equity interests owned by Jiangsu Yanggu’s shareholders have been legally transferred to Oriental Culture WFOE or its designee(s).

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

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the foregoing contractual arrangements, which grant Oriental Culture WFOE effective control of Jiangsu Yanggu and its subsidiaries and obligates Oriental Culture WFOE to absorb 100% of the risk of loss from its activities, as well as enable Oriental Culture WFOE to receive 100% of the expected residual returns, the Company accounts for Jiangsu Yanggu and its subsidiaries as VIEs. Accordingly, the Company consolidates the accounts of Jiangsu Yanggu and its subsidiaries in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10, Consolidation.

On January 28, 2021, Oriental Culture WFOE entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements”) with Jiangsu Yanggu and all shareholders of Jiangsu Yanggu in order to amend and restate the Equity Pledge Agreement, Equity Option Agreement, and Voting Rights Proxy and Financial Supporting Agreement originally entered by the parties in May, 2019 (“Original VIE Agreements”). The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
China International Assets and Equity of Artworks Exchange Limited (“International Culture”)	● A Hong Kong company ● Incorporated on November 22, 2013, commenced operations in March 2018. ● Engages in providing an online platform that facilitates e-commerce of collectible and artwork trading	100%
HKDAEx Limited (“HKDAEx”)	● A Hong Kong company ● Incorporated on April 18, 2018 ● Engages in providing an online platform that facilitates e-commerce of certain commodities trading	100%
Oriental Culture BVI	● A British Virgin Islands company ● Incorporated on December 6, 2018	100%
Oriental Culture HK	● A Hong Kong company ● Incorporated on January 3, 2019	100% owned by Oriental Culture BVI
Oriental Culture WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 7, 2019	100% owned by Oriental Culture HK
Jiangsu Yanggu	● A PRC limited liability company ● Incorporated on August 23, 2017, commenced operations in March 2018. ● Holding company of Nanjing Yanyu and Nanjing Yanqing	VIE of Oriental Culture WFOE
Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”)	● A PRC limited liability company ● Incorporated on June 7, 2018 ● Provides support services to Jiangsu Yanggu, International Culture, HKDAEx, Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu
Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”)	● A PRC limited liability company ● Incorporated on May 17, 2018 ● Holding company of Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu
Kashi Longrui Business Management Service Co., Ltd. (“Kashi Longrui”)	● A PRC limited liability company ● Incorporated on July 19, 2018 ● Operating entity provides marketing services	100% owned by Nanjing Yanqing
Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”)	● A PRC limited liability company ● Incorporated on August 29, 2018 ● Operating entity provides listing and warehouse services	100% owned by Nanjing Yanqing

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

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

Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar. The functional currency for our holding company is the U.S. dollar. In the PRC, the Company conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. In Hong Kong, the Company conducts its business in the local currency, Hong Kong dollar (HKD), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statements of income and cash flows are translated at the average translation rates during the reporting periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2021and December 31, 2020 were translated at RMB 6.38 and RMB 6.52 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2021 and 2020 were RMB 6.45 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2021 and 2020 were translated at HKD 7.80 and HKD 7.75 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2021 and 2020 were HKD 7.77 and HKD 7.76 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Fair value disclosure:

		December 31, 2021 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment	$3,748,900	$-	$3,748,900	$-

		December 31, 2020 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment	$1,056,286	$-	$1,056,286	$-

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

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

The short-term investment represents an investment in a bank-issued wealth management product with underlying investments in cash, bonds and equity funds. The investment products are issued by Ping An Bank. The investments have a maturity of less than 1 year and their carrying value approximates their fair value. The gain from sale of these investments are recognized in the statements of income and comprehensive income. Earnings from these investments for the years ended December 31, 2021 and 2020 amounted to $169,065 and $93,007, respectively.

Accounts receivable

Accounts receivable represents amounts due from the Company’s customers. An allowance for doubtful accounts may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company has provided an allowance for doubtful accounts of approximately $109,000 for the Company’s accounts receivable for the year ended December 31, 2021 while the Company provided an allowance for doubtful accounts of approximately $117,000 and then wrote off same amount for the year ended December 31, 2020.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances, such as travel advance, advance to purchase office supplies in the normal course of business and certain short-term deposits. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of realization or collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of realization or collection is not probable. No allowance was required as of December 31, 2021 and 2020.

Prepaid expenses include advance payments made to vendors for certain prepaid services such as system service fees, prepaid rent for our office (with lease under one year) and prepaid taxes.

Other receivables – related party

Other receivables – related party consist of funds which are held on a trading platform trust account with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is owned by Huajun Gao and Aimin Kong, each is an 11.64% beneficial owners of the Company. The funds can be withdrawn and used after the Company completes the necessary administrative procedures. The Company normally makes withdrawals from this account monthly. The receivable as of December 31, 2021 received by the Company in January 2022.

Escrow

In connection with the Company’s initial public offering in December 2020, $600,000 of the net proceeds was deposited into an escrow account as security for the underwriters for 24 months from the closing of the offering to cover any potential claims related to the offering. If no claims are made, the funds will be released to the Company in December 2022.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposit

The Company entered into a memorandum of understanding (“MOU”) to acquire office buildings and the related land use rights in November 2020 with a third-party seller. The close of the transaction was dependent on the seller obtaining a permit regarding the proposed use of the site. Subsequent to December 31, 2020, the Company terminated the MOU as the seller was unable to obtain the required permit and the Company received a full refund of the deposit (see Note 5).

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Office equipment and furnishings	1 - 5 years
Electronic equipment	2 - 5 years
Server room equipment	5 years
Vehicles	5 years
Office building	35 years
Leasehold improvements	lesser of lease term or expected useful life

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

Intangible assets, net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Artwork and collectible trading platform	5 years
Software	5 years

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the year ended December 31, 2021, the Company purchased software for digital assets trading commodities and the Company has postponed the usage of the software and the Company recorded $25,590 of impairment loss due to recent regulations in PRC that is unfavorable for digital assets. For the year ended December 31, 2020, no impairment of long-lived assets was recognized.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares representing 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary. The Company’s investment of 18% ownership of Zhongcang Warehouse Co., Ltd. of $548,151 and $535,617 as of December 31, 2021 and 2020, respectively, and is accounted for using the cost method.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No events have occurred that indicated a decline in fair value that is other-than-temporary for the years ended December 31, 2021 and 2020.

Certificate of deposits

The Company has a certificate of deposit with a bank expires on May 20, 2023 with interest of 3.575% per annum. The Company will be subject to an early withdrawal penalty if redeemed before maturity. Interest income amounted to approximately $58,000 for the year ended December 31, 2021.

Deferred revenue

Payments received from customers before all of the relevant criteria for revenue recognition are recorded as deferred revenue.

	December 31, 2021	December 31, 2020

Beginning balance	$243,355	$176,457
Customer advances	36,991,645	18,134,308
Recognized as revenues	(36,542,832)	(18,079,616)
Effect of exchange rates	5,695	12,206
Ending balance	$697,863	$243,355

Revenue recognition

The Company follows FASB ASC 606, Revenue from Contracts with Customers, for recognizing its revenue. The core principle underlying the revenue recognition standard is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

The Company continues to derive its revenues from service contracts with its customers with revenues being recognized upon performance of services. Persuasive evidence of an arrangement is demonstrated via service contracts and invoices; and the consideration to the customer is fixed upon acceptance of the sales contract. At times, the Company offers incentives and rebates to its customers directly and the Company accounts for these incentives payable to customers as a reduction of the contract price.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenues are recognized at a point in time or over time after all performance obligations are satisfied. The Company’s commission expenses to its sales agents are expensed when incurred.

The Company is an online provider of collectibles and artwork e-commerce services, which allows artists and art dealers and owners to access the art trading market with a wider range of artwork investors through the Company’s platforms. The Company currently facilitates trading by individual and institutional customers of artwork, collectibles and commodities on the Company’s online platforms. In addition to collectibles and artwork, the Company has also expanded its platform to trade commodities principally teas.

The Company generates revenue from its services in connection with the trading of artwork and commodities on its platforms, primarily consisting of listing service fees, transaction fees, marketing services fees and other revenues collected from traders (the Company’s customers).

The Company has cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposits with the Company until termination of the cooperative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounts for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. Approximately $119,000 and $62,000 has been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2021 and 2020, respectively.

Listing service fees

One-time nonrefundable listing service fees are collected from owners and traders for listing their products on the platform. The Company’s only performance obligation is to provide the listing on the Company’s platform over the period requested. The Company recognizes the related revenue upon the completion of its performance obligations. The fees are determined by contracts with the customers as a fixed percentage of the listing price.

Transaction fee revenue

Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork and commodities per transaction. Transaction value is the dollar amount of the purchase or sale of the collectibles, artwork and commodities after they are listed on the Company’s platforms. The Company’s performance obligation is to facilitate the trading transactions. Transaction fee revenue is recognized and collected at the point-in-time when the transaction is completed. Transaction fee revenue also includes predetermined monthly transaction fees for select traders with large transactions and are negotiated on a case-by-case basis. Predetermined transaction fees are recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not have any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of reward points amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Predetermined transaction fees received in advance of the specified service period are recorded as deferred revenue.

Marketing service fees

Marketing service fees are usually collected after the Company completes its services and includes the following type of services:

(1)	For certain marketing service agreements, the Company promises to assist its customer in connection with his/her listing and trading of his/her collectible/artwork or commodities on the Company’s platforms, which mainly includes consultation and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on the Company’s platforms. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

(2)	Marketing service agreements also includes providing promotional services for customers’ items as where to place ads on well-known cultural and art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs.

The marketing service fees are charged based on the type of listing session that the customer applies for and whether the customer has listed and sold collectibles on other platforms before, and they are not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of the performance obligation.

Other revenues

Other revenues (including related parties of $233,157 and $213,172 for the years ended December 31, 2021 and 2020, respectively) primarily includes service fees for IT technical support to customers and other revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to be qualifed. Upon completion of the training and consultation, these qualified traders/agents may introduce the Company’s platform and services to potential customers to list their collectibles and artwork with the Company for a fee or promote their own products on the Company’s platforms. The Company’s performance obligation is completed and revenue is recognized upon completion of training and consultation services.

The Company disaggregated its revenue into the following four categories:

	For the Years Ended December 31,
	2021	2020

Listing service fees	$6,900,561	$8,405,211
Transaction fees	24,462,861	7,075,283
Marketing service fees	5,750,901	1,370,164
Other revenues*	482,137	588,144
Total	$37,596,460	$17,438,802

*	Including $233,157 and $213,172 for the years ended December 31, 2021 and 2020, respectively, from related parties.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenues

Cost of revenues consist of compensation including social welfare and benefits for the Company’s IT, risk management and customer services team, appraisal fees, online cloud service fees, storage fees paid to related party, and depreciation and amortization of hardware and software for the Company’s trading platforms.

Selling and marketing expenses:

Selling and marketing expenses includes salary and benefits for our employees in the sales and marketing department and marketing and advertising expenses. Selling expenses also include incentive payments to third parties that refer new traders to utilize the Company’s e-commerce trading platforms.

Website advertising expenses which are included in selling and marketing expenses to related party amounted to $359,968 and $1,762,652 for the years ended December 31, 2021 and 2020, respectively.

Value added taxes (“VAT”)

Revenue represents the invoiced value of services, net of VAT. The VAT is based on the gross sales price and VAT rates range up to 6%, depending on the type of services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable or other receivables and prepaid expenses. All of the VAT returns filed by the Company’s subsidy, VIE and its subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under the asset and liability method as required by this accounting standard, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed in 2021 are subject to examination by the applicable tax authorities. Tax returns filed in Hong Kong from 2018 to 2021 are subject to examination.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately $34,608 of a right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.75% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company used its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews for impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Other Income, net

Other income includes government subsidies of approximately $115,000 to promote local business development and VAT refund of approximately $78,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021. The net other income is approximately $193,000 and $169,000 for the years ended December 31, 2021, and 2020, respectively which increased the Company’s earnings per share in each year by $0.01.

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

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

Basic earnings per share are computed by dividing income available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares (outstanding warrants) were exercised and converted into ordinary shares. As of December 31, 2021 and 2020, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable statutory surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end. If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. For the years ended December 31, 2021 and 2020, the Company appropriated $0 to the statutory reserve fund. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities in China, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare benefits, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $105,565 and $61,305, for the years ended December 31, 2021, and 2020, respectively.

Segments

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer of the Company, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating e-commerce of artwork/collectables trading. All of the Company’s net revenues were generated in the PRC and Hong Kong.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation mainly reclassifying other receivables – related party from cash and cash equivalents. The reclassification have no effect on the Company’s reported total assets, revenues or net income.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13, while still providing financial statement users with decision-useful information. ASU 2016-13 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company adopted this ASU on January 1, 2021 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning after December 15, 2020. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company adopted this ASU on January 1, 2021 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company adopted this ASU on January 1, 2021 and the adoption of this standard did not have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3– Variable interest entity

On May 8, 2019, Oriental Culture WFOE entered into Contractual Arrangements with Jiangsu Yanggu and its shareholders. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Jiangsu Yanggu and its subsidiaries as VIEs. Please also see Note 14 –Commitments and Contingencies for uncertainties of VIE.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Oriental Culture WFOE is deemed to have a controlling financial interest and is the primary beneficiary of Jiangsu Yanggu and its subsidiaries because it has both of the following characteristics:

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

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 28, 2021, Oriental Culture WFOE entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements”) with Jiangsu Yanggu and all shareholders of Jiangsu Yanggu in order to amend and restate the Equity Pledge Agreement, Equity Option Agreement, and Voting Rights Proxy and Financial Supporting Agreement originally entered by the parties in May, 2019 (“Original VIE Agreements”). The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2021	December 31, 2020

Current assets:	$26,650,671	$22,537,395
Property and equipment, net	9,890,566	363,675
Other noncurrent assets	3,801,822	2,079,454
Total assets	40,343,059	24,980,524
Total liabilities	(3,687,973)	(4,749,091)
Net assets	$36,655,086	$20,231,433

	December 31, 2021	December 31, 2020
Current liabilities:
Accounts payable	$1,483,827	$1,915,452
Accounts payable – related parties	1,665	1,229,381
Deferred revenue	697,863	243,355
Other payables and accrued liabilities	1,474,792	1,176,209
Taxes payable	29,826	184,694
Total liabilities	$3,687,973	$4,749,091

The summarized operating results of the VIEs are as follows:

	For the Years Ended December 31,
	2021	2020

Operating revenues	$37,596,460	$17,438,918
Income from operations	$15,203,703	$6,793,583
Net income	$15,762,806	$6,948,599

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Accounts receivables, net

The Company’s net accounts receivable are as follows:

	December 31,	December 31,
	2021	2020
Trade accounts receivable	$156,852	$402,428
Less: allowance for doubtful accounts	(109,792)	-
Accounts receivable, net	$47,060	$402,428

Note 5 – Other receivables and prepaid expenses

Other receivables consist of the following:

	December 31, 2021	December 31, 2020

Rent and other deposits	$14,716	$10,185
Employee advances and others	8,095	605
Prepaid taxes	226,206	161,195
Prepaid consulting fee	1,136,377	27,530
Total other receivables and prepaid expenses	$1,385,394	$199,515

Note 6 – Deposit

On November 16, 2020, the Company entered into a memorandum of understanding (“MOU”) with a third-party to acquire approximately 39,000 square meters of office and warehouse space and related land use rights in Nanjing city to meet the Company’s growing need for office and warehouse space. The total price per the MOU was RMB195 million (approximately $29.6 million) with land use rights to expire on October 7, 2052. The current land use rights for such office and warehouse on site were for industrial use purposes and the seller agreed to apply for approval with the local government to change the use of rights from industrial to research and development before the parties would proceed further with the MOU. The Company was planning to use the property for its research and development center. The Company paid a deposit of RMB 65.0 million (approximately $9.9 million) after signing the MOU. A second payment of RMB 22 million (approximately $3.4 million) was made upon finalization of the research center development plan with the final payment to be paid when the permit is approved in six months and the research center is completed. The Company paid the deposit of RMB 87.0 million (approximately $13.3 million) as of December 31, 2020. In March 2021, the Company was notified by the seller that the permit may not be obtained timely or at all. The Company terminated the MOU and the seller has refunded RMB 87.0 million (approximately $13.2 million). There was no termination fee or penalty.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2021	December 31, 2020

Office and electronic equipment	$355,937	$344,605
Vehicle	744,581	278,534
Furniture and leasehold improvement	29,498	19,699
Office building	9,238,795	-
Less: accumulated depreciation	(464,522)	(270,623)
Total	$9,904,289	$372,215

Depreciation expense for the years ended December 31, 2021 and 2020 amounted to $186,551, and $122,409, respectively.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2021	December 31, 2020

Artwork trading platform	$793,310	$798,037
Software	902,313	139,059
Less: accumulated amortization and impairment	(575,602)	(364,104)
Total	$1,120,021	$572,992

Amortization expenses for the years ended December 31, 2021 and 2020 amounted to $212,672 and $185,865 respectively. Total additions to intangible assets for the years ended December 31, 2021 and 2020 amounted to $785,527 and $9,642, respectively.

The future amortization is as follows:

Twelve Months Ending December 31,	Estimated Amortization Expense

2022	$344,303
2023	318,733
2024	193,852
2025	157,181
2026	105,952
Total	$1,120,021

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020

Security deposits payable*	$172,552	$609,617
Salary payable**	884,825	381,212
Others	226,858	52,554
Total	$1,284,235	$1,043,383

*	The Company signed various cooperation agreements with various third parties to co-develop a niche market for its online platforms. The Company provides its platforms and users to promote products provided by the third party developers. Revenue generated from the niche markets will be shared between the Company and these parties. These third- party developers also guarantee certain sales volume yearly and the security deposit will be paid to the Company to make up for the sales target shortfalls at the end of the year. Any remaining security deposits will be returned to these parties upon dissolution of the cooperation agreements. The Company returned approximately $314,000 and recognized approximately $119,000 of deposits for target shortfalls as revenue for the years ended December 31, 2021. No deposit were returned and no revenue was recognized for the year ended December 31, 2020.

**	During the years ended December 31, 2021 and 2020, the Company accrued bonuses payable of approximately $789,325 and $256,000, respectively and such amounts were paid in January 2022 and 2021, respectively.

Note 10 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2021, and therefore is not subject to any income taxes in Hong Kong.

PRC

The WFOE and VIEs incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s WFOE to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10% provided that the offshore entity located in Hong Kong meets the requirements stipulated by relevant PRC tax regulations. The Company has not provided for deferred income tax liabilities on the WFOE’s undistributed earnings of $34,785,070 and $13,647,770 as of December 31, 2021 and 2020, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC operations for the foreseeable future.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008 if the only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based upon a review of surrounding facts and circumstances, the Company does not believe its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes because the rule only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, and therefore was not subject to PRC taxes.

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years. As of December 31, 2021 and 2020, the Company has not recorded any deferred tax liabilities in light of (1) its tax free arrangement; (2) its compliance with PRC EIT Law in making payments of enterprise income tax; and (3) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the current effective PRC Tax laws and regulations could result in the Company paying more enterprise income tax, which would materially and adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2021, and 2020 amounted to approximately $4,198,000 and $2,427,000, respectively. The Company’s basic and diluted earnings per share would have been lower by $0.20 and $0.16 per share for the years ended December 31, 2021 and 2020, respectively, without the preferential tax exemption.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2021	December 31, 2020

China income tax rate	25.0%	25.0%
Tax exemption/preferential rate reduction	(21.6)%	(14.4)%
Change in valuation allowance	(3.4)%	(10.6)%
Effective tax rate	-	-

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	December 31, 2021	December 31, 2020

Net operating losses	$820,610	$452,009
Allowance for doubtful accounts	27,125
Less: valuation allowance	(847,735)	(452,009)
Deferred tax assets, net	$-	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	December 31, 2021	December 31, 2020

Beginning balance	$452,009	$233,889
Additions	395,726	218,120
Ending balance	$847,735	$452,009

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

The Company’s NOL was mainly from the Company’s VIE and its subsidiaries’ cumulative net operating losses (“NOL”) of approximately $3,786,000 and $2,118,000 as of December 31, 2021 and 2020. Management believes projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Taxes payable consist of the following:

	December 31, 2021	December 31, 2020

VAT payable	$27,077	$170,455
Other taxes payable	2,749	14,239
Total	$29,826	$184,694

Note 11– Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2021, approximately $25,572,000 was deposited in a bank located in the PRC was not insured by FSD. As of December 31, 2021 approximately $928,913 was deposited on our trading platform trust account located in the PRC. The account is held at Ping An Bank and entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., our related party. This balance is not covered by insurance. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Customer concentration risk

Two customers accounted for approximately 28.5% and 66.6% of the Company’s accounts receivable as of December 31, 2021 and three customers accounted for approximately 30.5%, 11.4% and 11.4% of the Company’s accounts receivable as of December 31, 2020.

All of the Company’s revenue was generated in the PRC.

Vendor concentration risk

One vendor, a related party accounted for 30.1% and 65.7% of the Company’s purchases for the year ended December 31, 2021 and 2020, respectively. There is no accounts payable concentration for both years.

Note 12 – Related party transactions

a. Accounts payable – related parties consist of the following:

	Relationship	December 31, 2021	December 31, 2020

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	$-	$353,665
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a related party of the Company	1,665	875,716
Total		$1,665	$1,229,381

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2021	December 31, 2020

HKFAEx Group Limited	100% owned by Mun Wah Wan	$-	$4,514
Mun Wah Wan	Chairman of the board of directors of the Company	-	2,798
Total		$-	$7,312

c. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Nanjing Culture and Artwork Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.64% shares of the Company	Technological service fee revenue	$38,959	$41,571
Jinling Cultural Property Rights Exchange Co., Ltd. (“Jinling Cultural”)	Owned by our 11.64% beneficial shareholder, Huajun Gao	Technological service fee revenue	22,519	21,042
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	21,821	20,390
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Owned by Huajun Gao and Aimin Kong, each a 11.64% beneficial shareholder of the Company	Technological service fee revenue	17,813	-
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Technological service fee revenue	132,045	130,169
Total			$233,157	$213,172

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$730,006	$1,734,761

e. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd.	Online advertising expenses	$359,967	$1,762,652

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e. In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2021. The Company was charged a yearly advertising fee of approximately $0.18 million per year adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2021. The contract was further amended on June 25, 2020 where the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2021.

f. During the year ended December 31, 2021 and 2020, HKDAEx paid approximately $65,000 and $54,000, respectively, to HKFAEx, the former shareholder of HKDAEx for accounting and business administration services.

g. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture and Artwork Property Exchange Co., Ltd. which is controlled by Huajun Gao and Aimin Kong, each is a 11.64% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2022. Total rental expense for the years ended December 31, 2021 and 2020 amounted to approximately $158,000 and $148,000, respectively.

h. Other receivables – related party consist of funds which are held in trading platform trust account entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd. The funds are unrestricted as to immediate withdrawal and use after the Company completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. All funds as of December 31, 2021 and 2022 were released to the Company in January 2022 and 2021.

Note 13 – Equity

Pursuant to the Amended and Restated Article of Association adopted by a special resolution of the shareholders of the Company dated September 12, 2019, the authorized shares of 50,000,000 ordinary shares were re-designated to 50,000,000 preferred shares of a nominal or par value of USD0.0001 each.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 8, 2019, the shareholders of the Company adopted the Second Amended and Restated Articles of Association to effect a 2 for 1 forward share split of the total authorized and issued and outstanding shares of the Company. As a result of the 2 for 1 forward share split, the Company’s total authorized shares are 1,000,000,000 shares comprising of (i) 900,000,000 ordinary shares with a par value of $0.00005 each and (ii) 100,000,000 preferred shares with a par value of $0.00005 each, and the Company’s issued and outstanding ordinary shares increased from 12,400,000 shares to 24,800,000 shares. In addition, all existing shareholders agreed to surrender to the Company as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration.

On May 28, 2020, all existing shareholders of the Company agreed to surrender an additional 6,510,000 ordinary shares, or 30% of the Company’s then outstanding ordinary shares, at no consideration to be reserved as treasury shares of the Company.

On December 1, 2020, the Company completed its IPO of 5,065,000 ordinary shares and 59,400 option shares at a public offering price of $4.00 per share, par value US$0.00005 per share, resulting in net proceeds to the Company of approximately $17.3 million after deducting underwriting commission, offering costs and other expenses.

During the year ended December 31, 2020, in connection with the IPO, the Company issued warrants to purchase 409,952 ordinary shares to the underwriters. The underwriters’ warrants have a five-year term and an exercise price of $5.00 per share. On December 17, 2020, the underwriters exercised options to purchase the 409,952 ordinary shares, on a cashless basis, resulting in the issuance of 130,312 ordinary shares.

On December 7, 2021, the Company entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements a total of 600,000 ordinary shares (the “Shares”) of the Company, par value $0.00005 per share, at a purchase price of $5.00 per share for an aggregate offering price of $3,000,000 (the “Private Placements”). In connection with offering, the Company has also agreed to issue the warrants to the Investors to purchase up to an aggregate of 600,000 ordinary shares at an exercise price of $6.00 per share (the “Warrants”). The Warrants have a term of one year and are exercisable by the holder at any time after the date of issuance. The Shares would be issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 600,000 shares to investors and recorded net proceed of $2.0 million as of December 31, 2021. Subscription receivable amounted to $1.0 million as of December 31, 2021.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in circumstances outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s balance sheets and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not required to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2021:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2019	-	$-
Issued	409,952	5.00
Exercised	(409,952)	5.00
Expired	-	-

Warrants outstanding, as of December 31, 2020	-	-
Issued	600,000	$6.00
Exercised	-	-
Expired	-	-

Warrants outstanding, as of December 31, 2021	600,000	$6.00

Warrants exercisable, as of December 31, 2021	600,000	$6.00

The remaining contractual life of warrants at December 31, 2021 is 0.93 year.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Oriental Culture, the WFOE, its VIE Jiangsu Yanggu and subsidiaries of Jiangsu Yanggu, Nanjing Yanyu, Nanjing Yanqing, Kashi Longrui, and Kashi Dongfang (collectively “Jiangsu Yanggu PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Jiangsu Yanggu PRC entities.

Oriental Culture WFOE and Jiangsu Yanggu PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Oriental Culture WFOE and Jiangsu Yanggu PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange (“SAFE”).

As a result of the foregoing restrictions, Oriental Culture WFOE and Jiangsu Yanggu PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Oriental Culture WFOE and Jiangsu Yanggu PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021, amounts restricted are the net assets of Oriental Culture WFOE and Jiangsu Yanggu PRC entities, which amounted to approximately $36,655,000.

Equity Incentive Plan

The Company’s 2021 Omnibus Equity Plan (“the Plan”) was approved by the board of directors on November 8, 2021 by unanimous written consent and approved by the shareholders on December 16, 2021. The Plan allows for awards of up to 4,000,000 ordinary shares. No shares have been granted as of the date of this report.

Note 14– Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the management. If the current corporate structure of the Company or the Contractual Arrangements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with the changes and the new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings as of December 31, 2021 and 2020, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Lease commitments

The Company has three non-cancellable operating lease agreements for three office units. These lease agreements have lease terms expiring between end of June 2022 and December 2022 with a monthly rental of approximately $1,900, $14,000 and $3,900, respectively.

Upon adoption of ASU 2016-02 on January 1, 2021 for the Company’s only lease that is over one year, the Company recognized approximately $34,600 of right of use (“ROU”) assets and approximately $34,600 of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 4.75%.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of approximately 0.69 years.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2021 are as follows:

Twelve months ending December 31,	Minimum lease payment
2022	$204,456
Total minimum payments required	$204,456

Rent expense for the years ended December 31, 2021 and 2020 was $186,834 and $182,253, respectively.

Coronavirus (“COVID-19”)

Beginning in late 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. To prevent and control the spread of the pandemic, the Chinese governments issued administrative orders to impose travel and public gathering restrictions as well as work from home and self-quarantine restrictions in early 2020.

At the same time, COVID-19 has caused a decrease in the consumer demand for goods and services in the market. In addition, the circulation of production factors such as raw materials and labor has been hindered during the outbreak. Normal business activities such as logistics, production, sales, travel and business meetings have been severely disrupted due to the outbreak and restrictions imposed by the government. Enterprises have stopped production or reduced production, and social and economic activities have been adversely affected to certain extent during the outbreak.

Our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 as our net revenues and net income decreased during the first half of 2020. Starting in July 2020, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. Our revenue and net income increased for the year ended December 31, 2021 compared to 2020 as we recovered from impact of the pandemic. However, the results of operations for the year of 2022 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic, for example, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the recent outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanchang and Taiyuan in 2022. The government authorities may issue new orders of office closure, travel and transportation restrictions in China due to the resurgence of the COVID-19 and outbreak of new variants, which will have material negative impact to our business and financial conditions. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19, outbreak of new variants and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of the business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

Note 15 – Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued and determined that there were no subsequent events or transactions other than below and Note 2, 9 and 12 that required recognition or disclosures in the consolidated financial statements.

In March 2022, the Company’s VIE Jiangsu Yanggu entered into an equity subscription agreement to purchase an aggregate 11.875% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), a company incorporated in the PRC, which primarily engaged in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital will be mainly used for this development. JYLJ’s total registered capital is RMB 60 million (approximately USD 9.2 million). Jiangsu Yanggu’s subscription amount is RMB 6 million and RMB 3 million was paid in March 2022. The remaining RMB 3 million is to be paid upon further resolution from the board of JYLJ.

Note 16–Financial information of the parent company

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with the Securities and Exchange Commission Regulation S-X Rule 5-04 and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and the income of the subsidiaries and VIEs is presented as “Equity income of subsidiaries and VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP are not required.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,086,787	$16,613,029
Other current assets	491,000	-
Escrow	600,000	-
Other receivable-intercompany	2,862,436
Total current assets	26,040,223	16,613,029

OTHER ASSETS
Escrow	-	600,000
Investment in subsidiaries	35,881,493	20,761,600
Total other assets	35,881,493	21,361,600

Total assets	$61,921,716	$37,974,629
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$140,000	$2,960,000
Other payables and accrued liabilities	23,958	50,918
Other payables - intercompany	14,569,398	1,394,465
Total current liabilities	14,733,356	4,405,383

LIABILITIES	14,733,356	4,405,383

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued or outstanding as of December 31, 2021 and 2020, respectively	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,654,712 and 30,054,712 shares issued and 21,044,712 and 20,444,712 shares outstanding as of December 31, 2021 and 2020, respectively	1,533	1,503
Treasury shares, at cost, 9,610,000 shares issued as of December 31, 2021 and 2020, respectively	(481)	(481)
Additional paid-in capital	21,884,962	18,884,992
Subscription receivable	(1,000,000)	-
Statutory reserves	112,347	112,347
Retained earnings	25,092,043	13,647,770
Accumulated other comprehensive income (loss)	1,097,956	923,115
Total shareholders’ equity	47,188,360	33,569,246

Total liabilities and shareholders’ equity	$61,921,716	$37,974,629

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
OPERATING EXPENSES:
General and administrative	$(3,501,857)	$(4,452,154)
Total operating expenses	(3,501,857)	(4,452,154)

LOSS FROM OPERATIONS	(3,501,857)	(4,452,154)

OTHER INCOME (EXPENSE)
Finance income (expense)	1,079	(17,410)
Equity income of subsidiaries and VIEs	14,945,051	6,517,671
Total other income, net	14,946,130	6,500,261

NET INCOME	11,444,273	2,048,107
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	174,841	1,144,657
COMPREHENSIVE INCOME	$11,619,114	$3,192,764

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,444,273	$2,048,107
Adjustments to reconcile net income to cash used in operating activities:
Change in operating assets and liabilities:
(Decrease) increase in accounts payable	(2,820,000)	2,960,000
(Decrease) increase in other payables and accrued liabilities	(517,960)	50,918
(Increase) in other receivable - intercompany	(2,862,437)	-
Increase (decrease) in other payables - intercompany	13,174,933	(18,993)
Equity income of subsidiaries and VIEs	(14,945,051)	(6,517,671)
Net cash used in operating activities	3,473,758	(1,477,639)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares, net	2,000,000	18,090,668
Net cash provided by financing activities	2,000,000	18,090,668

CHANGES IN CASH AND CASH EQUIVALENTS	5,473,758	16,613,029

CASH AND CASH EQUIVALENTS, beginning of year	16,613,029	-

CASH AND CASH EQUIVALENTS, end of year	$22,086,787	$16,613,029
NON-CASH INVESTING ACTIVITY
Proceeds from initial public offering held in escrow	$-	$600,000
Proceeds om initial public offering offset with intercompany payable	$-	$1,413,458