Form 20-F
period 2022-12-31
Oriental Culture Holding LTD
filed 2023-05-01
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 21,226,992 ordinary shares outstanding.

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

“Jiangsu Yanggu” are to Jiangsu Yanggu Culture Development Co., Ltd., a company incorporated under the laws of China, which is the variable interest entity that carries out our main business operations in China;

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

“VIE” are to variable interest entity; and

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollars. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2022, the exchange rate was RMB 6.9646 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK$7.8015 to $1.00 which is the unified exchange rate as quoted by the Federal Reserve.

We completed an initial public offering of our ordinary shares at an initial offering price of US$4.00 per share on December 17, 2020. Our ordinary shares, par value US$0.00005 per share, are traded on the Nasdaq Capital Market under the symbol “OCG.”

ii

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in Hong Kong and variable interest entity (“VIE”) and its subsidiaries in China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with the VIE and its subsidiaries. However, the VIE agreements have not been truly tested in the courts in China. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— “If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected.” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having our operations in Hong Kong and China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which will take effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, list and trade on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shorten the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s auditor, Wei, Wei & Co., LLP is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation.

Permissions Required from the PRC Authorities for Our Operations

Jiangsu Yanggu and its subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are their business licenses. Other than the business licenses, the VIE and its subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business while the Company is subject to New Overseas Listing Rules for offering the securities to investors. We, our subsidiaries, or VIE and its subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s business and operations. As the VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel Jiangsu Taikun Law Firm (“Taikun Law Firm”), we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or an Online Platform Operator as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022. As of the date of this report, we, our subsidiaries, the VIE and its subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors except for the filing requirement under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of the VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiary or VIE and its subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.

We are an online provider of collectibles and artwork e-commerce services and we facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited and HKDAEx Limited. We also provide online and offline integrated marketing, warehouse storage and technical maintenance services to our customers through the VIE and its subsidiaries in China.

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

As of the date of this report, neither the WFOE nor any of our subsidiaries in Hong Kong has made any dividends or distributions to the Company, the Company has not made any dividends or distribution to its investors. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We currently do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

As of the date of this report, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors including the U.S. investors. The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, including HKDAEx, International Exchange, Oriental Culture HK, the VIE, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE. There are no tax consequences for the intercompany borrowings and the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of income and cash flows for the years ended December 31, 2022 and 2021 and selected balance sheet information as of December 31, 2022 and 2021 showing financial information for the Company (excluding the VIEs), the VIEs, eliminating entries and consolidated information.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Holding	HK Subsidiaries	BVI		Elimination		Total outside PRC	WFOE		VIE	Elimination		Total inside PRC	Elimination			Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,452,747	$35,299	$				$14,488,046		$817,659	$1,883,128			$2,700,787	$			$17,188,833
Restricted cash										11,796,388			11,796,388				11,796,388
Short-term investment
Restricted investment										4,703,323			4,703,323				4,703,323
Accounts receivable, net		207					207										207
Accounts receivable, related party										29,311			29,311				29,311
Other receivables and prepaid expenses	1,324,063	10,803					1,334,866			3,107,080			3,107,080				4,441,946
Deposit
Other receivable related party										3,421,345			3,421,345				3,421,345
Other receivable - intercompany	3,224,949	1,000,000			(3,224,949	)(d1)	1,000,000		182,959	9,300,687			9,483,646		(1,000,000	)(d2)
															(9,000,690	)(d3)
															(299,997	)(d4)(d5)
Other receivable - VIE		100,189					100,189		40,619,835		(40,619,835	)(b)			(100,189	)(d4)
Escrow	600,000						600,000								(182,959	)(d5)	600,000
Total current assets	19,601,759	1,146,498			(3,224,949)		17,523,308		41,620,453	34,241,262	(40,619,835)		35,241,880		(10,583,835)		42,181,353
													-
PROPERTY AND EQUIPMENT, NET		5,937					5,937			9,417,776			9,417,776				9,423,713

OTHER ASSETS
Certificate deposit
Right of use assets		34,345					34,345										34,345
Escrow
Investment										932,552			932,552				932,552
Intangible assets, net		740,697					740,697			76,188			76,188				816,885
Investment in subsidiaries	39,653,486			40,620,453	(39,268,629	)(a)	41,005,310								(41,005,310	)(c)
Other receivable - intercompany															-
Total other assets	39,653,486	775,042		40,620,453	(39,268,629)		41,780,352			1,008,740			1,008,740		(41,005,310)		1,783,782
													-
Total assets	59,255,245	$1,927,477		40,620,453	(42,493,578)		$59,309,597		$41,620,453	$44,667,778	(40,619,835	)(b)	$45,668,396		$(51,589,145)		$53,388,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	70,000	$103	$				$70,103	$		$2,889,312			$2,889,312	$			$2,959,415
Accounts payable - related parties										28,727			28,727				28,727
Deferred revenue										449,037			449,037				449,037
Other payables and accrued liabilities		11,770					11,770			278,380			278,380				290,150
Taxes payable										13,372			13,372				13,372
Lease liability - Current		20,808					20,808										20,808
Other payable - intercompany		2,985,193			(2,985,193	)(d1)			1,000,000	389,115			1,389,115		(1,000,000	)(d2)
															(178,116	)(d5)
															(460,935	)(d4)
Other payable - VIE	9,569,397	249,936					9,819,333								(9,569,397	)(d3)
Total current liabilities	9,639,397	3,267,810			(2,985,193)		9,922,014		1,000,000	4,047,943			5,047,943		(11,208,448)		3,761,509

Lease liability - Non-current		11,491					11,491										11,491

Total liabilities	9,639,397	3,279,301			(2,985,193)		9,933,505		1,000,000	4,047,943			5,047,943		(11,208,448)		3,773,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	22,350,828	1,495,505			(1,495,505	)(a)	22,350,828			113,299	(113,299	)(b)					22,350,828
Subscription receivable
Statutory reserves	124,757					(a)	124,757			124,757	(124,757	)(b)					124,757
Retained earnings	28,315,319	(2,839,315)		42,078,998	(39,239,683	)(a)	28,315,319		42,078,998	42,087,312	(42,087,312	)(b)	42,078,998		(42,078,998	)(c)	28,315,319
Accumulated other comprehensive income (loss)	(1,175,056)	(8,014)		(1,458,545)	1,226,803	(a)(d1)	(1,414,812)		(1,458,545)	(1,705,533)	1,705,533	(b)	(1,458,545)		1,698,301	(c)(d3-d5)	(1,175,056)
Total shareholders’ equity	49,615,848	(1,351,824)		40,620,453	(39,508,385)		49,376,092		40,620,453	40,619,835	(40,619,835)		40,620,453		(40,380,697)		49,615,848

Total liabilities and shareholders’ equity	$59,255,245	$1,927,477		$40,620,453	(42,493,578)		$59,309,597		$41,620,453	$44,667,778	(40,619,835)		$45,668,396		$(51,589,145)		$53,388,848

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate receivable as result of contractual agreement from VIE with VIE’s equity.

(c)	To eliminate holding company’s investment of WFOE.

(d)	To eliminate intercompany balances:

	Due from	Due to	Amount
(1)	HK subsidiaries	Holding	3,224,949	intercompany borrowing
(2)	WFOE	HK subsidiaries	1,000,000	intercompany borrowing
(3)	Holding	VIE	9,000,690	Real estate deposit paid by VIE, refunded to Holding
(4)	HK subsidiaries	VIE	460,935	Intercompany balance
(5)	WFOE	VIE	178,116	Intercompany balance

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENDSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

	Holding		HK Subsidiaries		BVI		Elimination		Total outside PRC		WFOE		VIE	Elimination			Total inside PRC	Elimination		Consolidated
Operating revenues	$		$		$				$		$		$17,813,254	$			$17,813,254	$(115	)(c)	$17,813,139
Cost of revenues		(6,560)		(30,429)						(36,989)			(959,470)				(959,470)			(996,459)
Gross profit		(6,560)		(30,429)						(36,989)			16,853,784				16,853,784	(115)		16,816,680
Operating expenses		(2,862,517)		(1,239,660)						(4,102,177)			(10,125,268)				(10,125,268)	115	(c)	(14,227,329)
Income from operations		(2,869,077)		(1,270,089)						(4,139,166)			6,728,516				6,728,516			2,589,351
Other income(expense)		59,758		(176)						59,582		618	590,947				591,565			651,147
Provision for income tax													(4,812)				(4,812)			(4,812)
Income from VIE												7,314,651			(7,314,651	)(b)
Income from subsidiaries		6,045,005				7,315,269	(6,045,005	)(a)		7,315,270								(7,315,270	)(d)
Net income		$3,235,686		$(1,270,265)		$7,315,269	(6,045,005)			$3,235,686		$7,315,269	$7,314,651		$(7,314,651)		$7,315,269	$(7,315,270)		$3,235,686

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate VIE income by WFOE

(c)	to eliminate intercompany revenue and expenses for services provided by the Company’s HK subsidiary to its VIE.

(d)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Holding	HK Subsidiaries	BVI	WFOE	VIE	Total	Elimination	Consolidated
Net cash provided by (used in) operating activities	$(8,634,040)	$21,641	$	$(182,341)	$7,583,355	$(1,211,385)	$	$(1,211,385)
Net cash provided by (used in )investing activities		(6,408)			614,879	608,471	$	608,471
Net cash provided by (used in) financing activities	1,000,000					1,000,000	$	1,000,000
Effect of exchange rate		3,050			(812,962)	(809,912)	$	(809,912)
Net increase in cash and cash equivalents	(7,634,040)	18,283		(182,341)	7,385,272	(412,826)	$	(412,826)
CASH AND CASH EQUIVELENTS, beginning of year	22,086,787	17,015		1,000,000	6,294,245	29,398,047	$	29,398,047
CASH AND CASH EQUIVELENTS, end of year	$14,452,747	$35,298	$	$817,659	$13,679,517	$28,985,221	$	$28,985,221

3.A. [Reserved]

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

● ●

We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation of major shareholders of the Company and its related party Nanjing Jinwang which has and could continue to materially and negatively impact the business operations and financial results of the Company.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

● ●

If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading businesses, our operations may be materially adversely affected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations or to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

●	The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years that has expired in December 2022 and the expiration of preferential tax treatment will materially and negatively affect our financial results.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

●	We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

●	Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Risks Related to Our Business

We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

We launched our Company in 2018 and have a limited operating history. The success of our business depends primarily on the number of collectibles and artwork products listed and traded on our platforms. Therefore, our ability to continue to attract customers to list, sell and buy collectibles and artwork products on our platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new products, services and markets, manage our growth while maintaining consistent and high-quality services, and make our platform more efficient and effective for our customers. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic during the first half of 2020, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, quarantine, travel and transportation restrictions imposed by the government, which have caused material negative impact on our business and results of operations. In addition, we originally planned to expand our business internationally, especially in the United States in 2020, including to carry out a comprehensive brand promotion in the U.S. and cooperate with American collectible and artwork agencies to select Western-themed collectibles and artworks for listing on our platform. Due to the outbreak of the pandemic in China and the U.S., we delayed the implementation of our international market and business development plan as our management team is unable to travel to the U.S. visiting office spaces and meeting with our business partners. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments due to the outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanjing, Nanchang and Taiyuan in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

As our business develops, or in response to competition, we may continue to introduce new services or make adjustments to our existing services, or make adjustments to our business model, including the development of NFT and Metaverse related business and services. In connection with the introduction of new services, or in response to general economic conditions, we may impose more stringent customer qualifications to ensure the quality of our customers, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to attract potential clients and educate them about the value of our services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth since our inception. Our net revenues increased from nil for the period from March 2018 (when we commenced our operations) to approximately $17.6 million for the year ended December 31, 2022 and approximately $37.6 million for year ended December 31, 2021. However, our historical growth rate and the limited history of our operations make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all. For example, our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 and actions taken by the government to contain the spread of the pandemic, especially in 2022. Also, our business operations have been materially and negatively impacted due to the frozen bank accounts by Nan County Public Safety Bureau. Most of the businesses in China have reopened and resumed since February 2023. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities may be imposed by local governments for any resurgence of COVID-19.

The governmental authorities may issue new orders of office closures and/or travel and transportation restrictions in China due to the resurgence of the COVID-19 and outbreak of new variants, therefore, the results of operations for the year of 2022 are still uncertain and may be adversely impacted by any further outbreak or resurgence of the COVID-19 pandemic.

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation of major shareholders of the Company and its related party Nanjing Jinwang which has and could continue to materially and negatively impact the business operations and financial results of the Company.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.5% shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China (the “VIE”) because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.5 million and due from Nangjng Jinwang of approximately $3.4 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2022. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE. At the time of such accounts being frozen, the Company’s fund deposited with Nanjing Jinwang amounted to $4 million Currently the customers can freely transfer their deposits out of the trust account and can make their withdrawals based on their actual needs.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and had concerns regarding their deposited funds. The frozen accounts of the subsidiaries of the VIE have also negatively impacted cash flow for these companies although they have other bank accounts that operate normally for their daily business operations. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. Currently the customers can freely transfer their deposits out of the trust account. The Company has also taken measures to reduce the cost and expenses for the subsidiaries of the VIE to respond to cash flow issues. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all and the Company cannot reasonably estimate when the bank accounts for the subsidiaries of the VIE will be unfrozen by the Nan County Public Safety Bureau.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. Although neither the Company, nor its VIE or subsidiaries of its VIE has received any notification from Nan County Public Safety Bureau indicating it is a part of the current investigation, we cannot assure you that they won’t be subject to the investigation in the future, if that happens, we might face penalties, negative publicity and loss of business which could which will materially and adversely affect our business operations and financial results.

In addition, if Mr. Gao and Mr. Kong are convicted for any crimes that are disruptive to the order of the socialist market economy and are considered as controlling persons for the domestic operating companies in China under the New Overseas Listing Rules, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. This crisis is like no other, the impact is large and there is continued uncertainty about the duration and intensity of its impact. It is extremely uncertain about China’s and global growth forecast, which could seriously affect people’s investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations.

The artwork and collectible markets may be influenced over time by the overall strength and stability of the global economy and the financial markets such as war in Ukraine and outbreak of COVID-19, although this correlation may not be immediately evident. In addition, political conditions and world or health events such as resurgence of COVID-19 may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art and collectibles in the wake of economic uncertainty.

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

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, the benefits of using our trading platform to invest in collectibles and artwork, and that such use of our platform is secure, we may not be able to attract new traders. Our marketing activities were disrupted due to travel restrictions and public gathering bans for large conferences and marketing events imposed by the government due to COVID-19 during the outbreak of COVID-19 and they might face similar disruptions if there is a resurgence of COVID-19. Our marketing activities may not be successful in promoting our services or in retaining and increasing our trader base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

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

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2022, there were over 10 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $0.5 million in 2022 and $1.1 million in 2021, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd., Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which are controlled or owned by Mr. Huajun Gao and/or Mr. Aimin Kong, each is a 11.5% beneficial shareholder of the Company. We also entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd., as online advertising service provider to promoting our collectibles and artworks. For the year ended December 31, 2022, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 1.1%, 0.9%, 30.5%, 0.6% and 3.7% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. For the year ended December 31, 2021, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 0.0%, 0.6%, 30.1%, 2.3% and 2.7% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Our results of operations have been materially adversely affected by the outbreak of COVID-19. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government during the first half of 2020, which have caused a material negative impact on our business and results of operations in 2020. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments due to the outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanjing, Nanchang and Taiyuan in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023. The government authorities may issue new orders of office closure, travel and transportation restrictions due to the resurgence of COVID-19 and new variants. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

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

The situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 and/or mitigate its impact, almost all of which are beyond our control.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among the WFOE, the VIE and its wholly owned subsidiaries and the shareholders of the VIE. As a result of these contractual arrangements, we exert control over the VIE and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Taikun Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and consolidated VIE and its wholly owned subsidiaries, and the contractual arrangements among the WFOE, the VIE and the shareholders of the VIE are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Taikun Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

If the PRC government finds that our contractual arrangements do not comply with future Chinese laws and regulations, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from the WFOE or the VIE and its subsidiaries, or imposing other requirements with which we or the VIE and its subsidiaries may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE and its subsidiaries;

●	restricting or prohibiting our use of the proceeds of financings to fund our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements, if the PRC government authorities were to find the VIE structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE and its subsidiaries or our right to receive substantially all of the economic benefits and residual returns from the VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”) and Jiangsu Yanggu’s current management to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE and its subsidiaries. For example, the consolidated variable interest entity and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including providing technical and warehouse services, or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE and its subsidiaries, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational levels. However, under the current contractual arrangements, we rely on the performance by the consolidated variable interest entity and its shareholders of their obligations under the contracts to exercise control over the consolidated VIE and its subsidiaries. The shareholders of the consolidated variable interest entity may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated VIE and its subsidiaries. Although we have the right to replace any shareholder of the consolidated variable interest entity under the contractual arrangements, if any shareholder of the consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the consolidated VIE and its subsidiaries may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements or if any physical instruments, such as chops and seals of the VIE, are used without our authorization to enter into contractual arrangements in China, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated VIE and its subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China— Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Forty percent of the equity interests of Jiangsu Yanggu are held by Aimin Kong and Huajun Gao. Their interests in Jiangsu Yanggu may differ from the interests of our Company as a whole. These shareholders may breach, or cause the consolidated variable interest entity to breach, the existing contractual arrangements we have with them and the consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control the consolidated VIE and its subsidiaries and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Jiangsu Yanggu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Contractual arrangements in relation to the consolidated variable interest entity and its subsidiaries may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIE and its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the WFOE, our wholly-owned subsidiary in China, the consolidated VIE in China, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE and its subsidiaries for PRC tax purposes, which could in turn increase their tax liabilities without reducing the WFOE’s tax expenses. In addition, if the WFOE requests that the shareholders of the VIE transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated VIE and its subsidiaries tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the consolidated VIE and its subsidiaries that are material to the operations of our business if one or more of the entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The consolidated VIE and its subsidiaries hold certain assets that are material to the operation of our business, including certain domain names, supporting system and equipment for our online trading platform. Under the contractual arrangements, the consolidated VIE may not and its shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the consolidated VIE’s shareholders breach these contractual arrangements and voluntarily liquidate the consolidated VIE and its subsidiaries or the consolidated VIE and its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated VIE and its subsidiaries undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.  Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As confirmed by our PRC counsel Jiangsu Taikun Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms through our subsidiaries in Hong Kong which are not subject to the laws and regulations of China, and the VIE and its subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

Furthermore, according to the newly published New Overseas Listing Rules, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, we are required to file with CSRC for future offerings. It is uncertain when and whether we will be required to obtain permission from the PRC government to list and trade on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong.  On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Besides, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

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

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” pursuant to the “Negative List” released by or upon approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the “Negative List” (for instance, Chinese shareholders are required to control or hold a certain percentage of equity interest in a foreign invested enterprise), are allowed to make investments in industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities can ban its investment activities, require such investor to take measures to correct its non-compliance activities and impose other penalties. Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List.

In the event any of our future business and operations carried out through the VIE are treated as a foreign investment and are classified in the “restricted” or “prohibited” industry in the “Negative List” under the Foreign Investment Law, and such contractual arrangements are deemed as invalid and illegal, we may have to unwind such contractual arrangements and/or dispose of such business, which could materially and adversely affect our business and impede our ability to continue our operations.

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

We have obtained all of the applicable licenses and permits for our current business in China. We cannot assure you that we will be able to obtain any new permits or licenses required for conducting our business in China or will be able to maintain our existing licenses. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

Currently, we use a “T+0” bidding method and allow our clients to centralize trading in our platform, which was not against Hong Kong current related laws and regulations regarding artwork trading. And, as a Hong Kong online collectible and artwork trading platform, we believe those laws and regulations regulating collectible and artwork trading in mainland China, such as Decision No.38 and Opinion No.37, do not apply to our trading platforms. However, there may be substantial uncertainties regarding the interpretation and application of future PRC laws and regulations applicable to our business and that the PRC government or any other governmental authorities may in future impose license requirements or take further actions having material adverse effects on our business or finance.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary and the subsidiaries of the VIE to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary or the VIE and the subsidiaries of the VIE to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and will rely on dividends and other distributions on equity paid by our PRC subsidiary and Hong Kong subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiaries, the VIE or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jiangsu Yanggu to adjust its taxable income under the contractual arrangements it currently has in place with the consolidated variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the consolidated VIE and its subsidiaries  may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated VIE and its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

We are a holding company and currently we conduct our business operations within the PRC through the VIE and its subsidiaries. If our board and management decide to keep the profits of the subsidiaries of the VIE for their business development and expansion instead of making dividends to the VIE, the VIE might not be able to pay its service fees to the WFOE pursuant to the Technical Consultation and Service Agreement, and our WFOE will not be able to make dividend distribution to the Company.

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

Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and the consolidated VIE and its subsidiaries is RMB. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of income and comprehensive income. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

We conduct our business primarily in China. Our business depends substantially on the conditions of the PRC and Hong Kong art and collectibles markets. Demand for collectibles and artwork in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in prices. Fluctuations of supply and demand in China’s art market are caused by economic, social, political and other factors, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic as well as its impact on the overall Chinese economy, interest rates, discretionary consumer spending and investment desires in art and collectibles. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the art and collectible markets. These measures have affected and may continue to affect the conditions of China’s art and collectible markets and cause fluctuations in collectibles and artwork prices. To the extent fluctuations in the art market may adversely affect the trading volume on our platforms, or require us to provide our services on unfavorable terms, our financial condition and results of operations may be materially and adversely affected.

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

The filing with the China Securities Regulatory Commission (“CSRC”) may be required in connection with any offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which will take effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we may not be required to file with CSRC for our listing and trading of our Ordinary Shares on the Nasdaq in the context of this offering, if we could complete the initial public offering or obtain the approval from the SEC or Nasdaq before March 31, 2023. After the above New Overseas Listing Rules become effective on March 31, 2023, the relevant filing requirement by the CSRC and other governmental authorities will be required in connection with this offering. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

If we cannot effectively secure our network, customers’ personal information, which we collect through our online platforms, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

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

We collect and process the personal information of the customers who register on our online platforms, for the purpose of managing and maintaining our customers and their trading information. Nanjing Yanyu, one of the wholly-owned subsidiaries of Jiangsu Yanggu, which having a primary business to provide technical support for International Exchange and HKDAEx’s online collectibles, art and commodities e-commerce platforms, established network security policies, including Data Security Management Measures, Data Center Network Security Management Rules, Information Security Management Rules and an Information Security Emergency Plan. We also publish “Investor Information Protection Policy” on our online platforms, to help the customers who register on our online platforms understand what, where and how their private information be collected and used by International   Exchange, HKDAEx and its affiliates and what measures we take to protect their personal information. Nonetheless, we cannot assure that our cybersecurity protection policies and related technical measures are adequate to prevent network data in our online platforms from being breached, stolen or tampered with. If our online platform network is at risk, we may be required by competent cybersecurity supervision authorities to suspend our online platforms before rectification and we may be fined up to RMB 1 million (approximately $146,000) if it is found that our online platforms have material security risks or if severe cybersecurity events occur due to failure of our network security protection.

Although the subsidiary of the VIE operates and maintains the network platforms in mainland China, our main business, providing collectibles and artwork e-commerce services, is conducted by International Exchange in Hong Kong. Therefore, our business model may be considered involving transfer of customers’ personal information across borders and we may be subject to the Measures for the Security Assessment of Data Cross-border Transfer. We cannot guarantee that we can pass the safety assessment for cross-border transfers of personal information required by Measures for the Security Assessment of Data Cross-border Transfer. If we fail this assessment, International Exchange may not use customers’ personal information stored in mainland China to process its trading on the online platform, which would result in a significant adverse impact on our business operations.

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

We provide maintenance and warehouse services to our online platforms for collectibles, artwork and commodities trading through the subsidiaries of the VIE in mainland China and we don’t transfer customers data cross-border. However, if we need to transfer customers data cross-border in the future and reach the threshold requirements Measures for the Security Assessment of Data Cross-border Transfer, we cannot assure that we will pass this safety assessment, which may have a material adverse effect on our operations and financial results.

The preferential tax treatment for Kashi Longrui and Kashi Dongfang is only for 5 years and has expired in December 2022 and the expiration of preferential tax treatments will materially and negatively affect our financial results.

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

Since Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), a subsidiary of the VIE was incorporated on July 19, 2018 in Xinjiang Kashi Special Economic Development Zone (“Xinjiang Kashi”) and its main business is marketing promotion and consulting, and since Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”), a subsidiary of the VIE was incorporated on August 29, 2018 in Xinjiang Kashi and its main business is providing online and offline joint custody and storage services, these two companies are exempted from income tax for 5 years pursuant to the regulations above.

After the expiration of their initial 5-year period ending in December 2022, Kashi Longrui and Kashi Dongfang will not be exempted from enterprise income tax and will be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income, which will significantly reduce our profitability and negatively affect our financial results.

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

Our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”).

On November 9, 2022, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

The notification has no immediate effect on the listing of the Company’s ordinary shares. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until May 8, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. On March 1, 2023, the Company has notified Nasdaq that it will follow its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a)(1), Rule 5635(b), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a)(1) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(b) of the Rules requires shareholder approval for the issuance of securities when the issuance will result in a change of control of the company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a)(1), Rule 5635(b), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

We are an “emerging growth company” within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

As of April 27, 2023, Mun Wah Wan, chairman of our board of directors, beneficially owns 6.6% of our outstanding ordinary shares through HKFAEx Group Limited, which is owned by The Pride Group Holdings Limited, of which Mun Wah Wan is the sole shareholder, and each of Aimin Kong and Huajun Gao, beneficially owns 11.5% of our outstanding ordinary shares through Oriental Culture Investment Development LTD and Oriental Culture Investment Communication LTD, respectively, and, collectively, such three individuals beneficially own approximately 30% of our total outstanding ordinary shares. As a result of their significant shareholding, these shareholders have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the market price of our ordinary shares.

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

According to the report of “E-commerce in China 2021” released by Ministry of Commerce of People’s Republic of China on November 16, 2022, China’s e-commerce continued to grow in 2021. Data of National Bureau of Statistics of China indicates that in 2021, the national e-commerce transaction volume reached RMB 42.3 trillion (approximately $6.13 trillion, based on the central parity rate of March 15, 2023), an increase of 19.6% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art and collectibles e-commerce are gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with extensive cultural and art collection and collectibles market operations and marketing experience, we seize current development opportunities to provide online and offline services for the domestic and international art and collectibles trading business. We plan to build a complete art and collectibles business e-commerce service chain to serve the industry.

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

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the two trading platforms we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

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

For the main signer to apply for the listing, the process is as follows:

For publicly list collectibles and artworks hosted on our platforms:

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

We are currently marketing our electronic trading platform through participation in culture and art exhibitions and internet advertising, both through online and traditional marketing channels. Although the in-person meetings and culture and art exhibitions were suspended in China during the outbreak of COVID-19 during the first half of 2020. In addition, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments due to the outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanjing, Nanchang and Taiyuan in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023 and our marketing activities have been negatively impacted in the cities that governments have imposed such restrictions.

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

Our Customers

Our customers are the Traders and Original Owners. Because we have listed only 31 types   of collectibles, artwork and commodities in 2022 and we are constantly marketing and increasing our customer base, it is difficult to ascertain if the loss of a single customer, or a few customers, would have a material adverse effect on us. No one customer constitutes in the aggregate 10% or more of our consolidated revenue.

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

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2022, there were over 10 active art e-commerce platforms operating nationwide in China. The trading service providers compete with   each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

Regulations on Overseas Listings

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which will take effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed in the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2021 Negative Lists are generally deemed as constituting a third “permitted” category.  Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the VIE agreements between the WFOE and the variable interest entity are necessary and essential for our business operations without the equity ownership of VIE. These contractual arrangements with the variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate their financial results as the VIE without being deemed as a foreign invested company.

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

Measures Of Jiangsu Province on The Supervision and Administration of Trading Exchanges (“Jiangsu Trading Exchange Measures”) were issued by the Jiangsu Financial Supervision Bureau on March 1, 2023. According to Jiangsu Trading Exchange Measures, trading exchanges that are established in the administrative region of the Jiangsu province with its name contains the words “exchange” or “trading center” engaging in equity or commodity trading, excluding vehicles and real estate trading places and trading exchanges of financial products approved by the financial management department of the State Council are subject to this Jiangsu Trading Exchange Measures and shall obtain prior approval. The branch offices of the trading exchanges from other provinces are subject to these measures as well. The subsidiaries of the VIE in China do not use any name of trading center or trading exchange and they only provide maintenance, supporting and warehouse services to the trading platforms in Hong Kong.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

Measures for the Security Assessment of Data Cross-border Transfer

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

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

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the NDRC and the MOFCOM which promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed in the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. . Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted in conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and the variable interest entity are necessary and essential for our business operation without the equity ownership of the VIE. These contractual arrangements with the variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate the financial results of the VIE and its wholly owned subsidiaries without being deemed as a foreign invested company.

In our case, the WFOE effectively assumed management of the business activities of the variable interest entity through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including a Technical Consultation and Service Agreement, an Equity Pledge Agreement, an Equity Option Agreement, and a Voting Rights Proxy and Financial Supporting Agreement. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate the variable interest entity for an annual consulting service fee in the amount of 100% of the variable interest entity’s net profit as determined under PRC accounting standards. The shareholders of the variable interest entity have pledged all of their rights, title and equity interest in the variable interest entity as security for the WFOE to collect consulting services fees provided to the variable interest entity through the Equity Pledge Agreement. In order to further reinforce the WFOE’s right to control and operate the variable interest entity, the variable interest entity’s shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in the variable interest entity through the Equity Option Agreement.

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

D. Property, Plants and Equipment

Our principal executive offices are located in Hong Kong where we lease approximately 51 square meters of office space. We also lease approximately 2,500 square meters of office space in China. Our leased premises are leased from unrelated third parties and related parties who either have valid title to the relevant properties or proper authorization from the title holder to sublease the property. On November 4, 2021, Kashi Dongfang and Kashi Longrui, the wholly owned subsidiaries of Jiangsu Yanggu, jointly entered into an agreement acquired an office building from Nanjing Z-COM Wireless Communication Technology Co., Ltd. for a total amount of RMB60 million (approximately $9.2 million). The office building is located at Building 30, #699-22, Xuanwu Avenue, Xuanwu District, Nanjing City, Jiangsu Province, which is approximately 6,840 square meters. The land use rights for the land occupied by the building was acquired by means of purchase and remains valid until December 20, 2056. The Company is decorating the building and expects to complete by the end of August 2023, which will be used as our office space in China.

We believe that we will have adequate facilities to accommodate our future expansion plans. Currently, we lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
No. 2, Youzishan Road, Dongba Street, Gaochun District	Jiangsu Yanggu	Rent free due to preferential treatment by local government for registered enterprises	November 1, 2029	Office
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,572)	June 30, 2023	Office
4th Floor, Block F4, Zi Dong International Creative Park, No 1 Zidong Road, Qixia District, Nanjing, Jiangsu, China	Kashi Longrui	RMB 1,080,000 (approximately $154,285)	December 31, 2023	Office
Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong	International Exchange	HK$211,920 (approximately $27,344)	July 15, 2024	Office

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

According to the report of “E-commerce in China 2021” released by Ministry of Commerce of People’s Republic of China on November 16, 2022, China’s e-commerce continued to grow in 2021. Data of National Bureau of Statistics of China indicates that in 2021, the national e-commerce transaction volume reached RMB 42.3 trillion (approximately $6.13 trillion), an increase of 19.6% year-on-year.

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

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which spread quickly across many parts of China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Although the COVID-19 has mostly under control worldwide, the outbreak of the Omicron variant has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in many parts of China for in 2022. Our business and results of operations have been affected due to office closures and disruption in logistics in various parts of China.

China started easing the strict lockdown procedures in early December 2022, which has led to surge in COVID infections and disrupt our business operations in December 2022 and January 2023. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Impact of investigation from our related party

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.5% shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.5 million and due from Nangjng Jinwang of approximately $3.4 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2022. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the investigation and will provide additional information concerning its impact on the Company’s business in due course.

This investigation from our related party as well as the outbreak of Omicron variant in China had negative impact on our revenue and net income for the year ended December 31, 2022. Our revenue decreased approximately $19.8 million from approximately $37.6 million for the year ended December 31, 2021 to approximately $17.8 million for the same period of 2022 and our net income decreased approximately $8.2 million from approximately $11.4 million for the year ended December 31, 2021 to approximately $3.2 million for the same period of 2022.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders is defined as the total number of individuals who placed trades and traded collectibles, artwork and commodities on our platforms during the relevant period. We had approximately 142,000, 159,000 and 77,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2022, 2021 and 2020, respectively. The number of traders in 2020 was affected by outbreak of COVID-19 while in 2021 the number of traders increased by 106% as most of COVID-19 in PRC were under control in 2021. In 2022, due to outbreak of Omicron variant and impact of frozen bank accounts caused by the investigation of our related party, number of traders decreased by 11%.

Number of Transactions

During the years ended December 31, 2022, 2021 and 2020, our platforms facilitated and completed approximately 96 million, 135 million and 48 million transactions, respectively. The change in the number of transactions was due to the change in the number of active traders and trading activities due to reason mentioned above.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork and commodities after they are listed on our platforms. During the years ended December 31, 2022, 2021 and 2020, total transaction value amounted to approximately $8.6 billion, $15.6 billion and $4.6 billion, respectively. The change in total transaction value was due to the change in number of products listed and number of transactions for the year ended December 31, 2022, 2021 and 2020. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 199 for the year ended December 31, 2021 to 31 for the year ended December 31, 2022.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2022, 2021 and 2020, our average transaction value per client was approximately $0.06 million, $0.1 million and $0.06 million, respectively. The decrease of average transaction value is due to decrease in transaction value as stated above.

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

Years Ended December 31, 2022 vs. December 31, 2021

	For the Years Ended December 31,		Variance
	2022	2021	Amount	%

Net revenues	$17,646,814	$37,363,303	$(19,716,489)	(52.8)%
Net revenues – related parties	166,325	233,157	(66,832)	(28.7)%
Total operating revenues	17,813,139	37,596,460	(19,783,321)	(52.6)%
Less: cost of revenues	(996,459)	(2,425,420)	1,428,961	(58.9)%
Gross profit	16,816,680	35,171,040	(18,354,360)	(52.2)%
Operating expenses	(14,227,329)	(24,285,574)	10,058,245	(41.4)%
Income from operations	2,589,351	10,885,466	(8,296,115)	(76.2)%
Other income, net	651,147	558,807	92,340	16.5%
Income before income taxes	3,240,498	11,444,273	(8,203,775)	(71.7)%
Provision for income taxes	4,812	-	4,812	100.0%
Net income	3,235,686	11,444,273	(8,208,587)	(71.7)%
Foreign currency translation adjustment	(2,273,012)	174,841	(2,447,853)	(1,400.0)%
Comprehensive income	$962,674	$11,619,114	(10,656,440)	(91.7)%
Weighted average number of ordinary shares outstanding – basic and diluted	21,108,143	20,484,272	623,871	3.0%
Basic and diluted earnings per share	$0.15	$0.56	$(0.41)	(72.6)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,				Variance
	2022		2021		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$1,244,251	7.0	$6,900,561	18.3	$(5,656,310)	(82.0)%
Transaction fees(2)	13,643,958	76.6	24,462,861	65.1	(10,818,903)	(44.2)%
Marketing services fees(3)	2,749,224	15.4	5,750,901	15.3	(3,001,677)	(52.2)%
Other revenues(4)*	175,706	1.0	482,137	1.3	(306,431)	(63.6)%
Total operating revenues	$17,813,139	100.0	$37,596,460	100.0	$(19,783,321)	(52.6)%

*	Including $166,325 and $233,157 from related parties for the years ended December 31, 2022 and 2021, respectively.

(1)	Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units are initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms. Our standard listing fees for artwork and collectibles range from 3% to 8% and 2.3% to 10.0% for each of the years ended December 31, 2022 and 2021 and standard listing fees for commodities was 3% to 8% and 1% to 6% of the initial listing value for each of 2022 and 2021. The rate is dependent on the type of listings and is negotiated on a case by case basis. In 2022, we also had listing for silver coins, which the listing price is charged on per coin basis instead of a percentage of listing value. The average listing period is approximately three months.

Total listing service fees decreased by approximately $5.7 million or 82.0% from approximately $6.9 million for the year ended December 31, 2021 to approximately $1.2 million for the same period in 2022. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. During the years ended December 31, 2022 and 2021, total listing value of listed artwork, collectibles and commodities amounted to approximately $0.4 billion and $1.0 billion, respectively. In addition, there were less listing values generated by new products listings with approximately $44.9 million and $58.3 million for 2022 and 2021, respectively. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 199 for the year ended December 31, 2021 to 31 for the year ended December 31, 2022. The decrease in our listings was mainly due to impact from outbreak of COVID Omicron variant in 2022 and the freeze of bank accounts caused by the investigation of our related party in second half of 2022 which reduced overall customers listing.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. Transaction fee revenue from the trading of points amounted to approximately $1.1 million and $3.4 million for the years ended December 31, 2022 and 2021, respectively.

Total transaction fee revenue decreased by approximately $10.9 million or 44.2% from approximately $24.5 million for the year ended December 31, 2021 to approximately $13.6 million for the same period in 2022. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value decreased from approximately US$15.6 billion the year ended December 31, 2021 to approximately $8.6 billion for the same period in 2022. The decrease in our transaction was mainly due to impact from resurgence of COVID variant in the first half of 2022 and freeze of bank accounts caused by the investigation of our related party in second half of 2022 which reduced overall customers transactions.

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

Marketing service fees decreased by approximately $3.0 million or 52.2% from approximately $5.8 million for the year ended December 31, 2021 to approximately $2.8 million for the same period in 2022. The decrease was due to decreasing of type of artwork we promote. During the year ended December 31, 2021 and 2022, 199 and 31 types of collectibles/artwork were successfully listed on our platforms, of which we promoted 64 and 31 types of newly listed collectibles and artwork for our customers, respectively. The overall decrease was due to decrease in listing and transactions for reasons stated above.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by $306,431 or 63.6% from $482,137, which included $233,157 from providing technological services to our related parties for the same period in 2021 to $175,706, which included $166,325 from providing technological services to our related parties for the same period in 2022. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2022.

Cost of Revenues

Cost of revenues decreased by approximately $1.4 million or 58.9% from approximately $2.4 million including approximately $0.7 million from a related party for the year ended December 31, 2021 to approximately $1.0 million including approximately $0.3 million from a related party for the same period in 2022. The decrease in cost of revenues was primarily due to the decrease in warehouse storage fees of approximately $0.4 million, decrease in verification related fees of approximately $0.7 million. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to overall decrease in overall listing value of products.

Gross Profit

Gross profit decreased by approximately $18.4 million or 52.2% from approximately $35.2 million for the year ended December 31, 2021 to approximately $16.8 million for the year ended December 31, 2022. Gross margin for the years ended December 31, 2022 and 2021 were approximately 94% and approximately 94%, respectively.

Selling and Marketing Expenses

Selling expenses decreased by approximately $8.2 million, or 51.7%, from approximately $16.0 million including approximately $0.4 million to a related party for the year ended December 31, 2021 to approximately $7.7 million including approximately $44,000 to a related party for the same period in 2022. The decrease was primarily due to the decrease in marketing expenses of approximately $8.4 million as we paid less commissions due to less new listings and traders introduced by third parties. The Company has two types of reward program, one is to rebate directly to customers while the other is to reward third party sales agents. Rebates to customers are considered as a reduction in sales price, so the rebate is instantaneous while rebates to third party sales agents is usually paid in one to three months in arrears.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $1.8 million, or 21.8% from approximately $8.3 million including approximately $0.2 million to a related party for the year ended December 31, 2021 to approximately $6.5 million including approximately $0.2 million to a related party for the same period in 2022. The decrease in our general and administrative expenses was primarily due to decreased professional fees of approximately $0.6 million, decreased consulting expenses for business development of approximately $1.0 million, decreased travel and meeting related fees of approximately $0.3 million and decreased office and management expenses of approximately $0.2 million, because of the controlling measures and travel restrictions taken by Chinese government due to outbreak of COVID-19 in 2022, offset by increased depreciation and amortization expenses of approximately $0.3 million due to new furniture and vehicle purchased   during the year ended December 31, 2022.

Other Income

Total other income increased by approximately $0.1 million, or 16.5%, from approximately $0.6 million for the year ended December 31, 2021 to approximately $0.7 million for the same period in 2022. The increase was mainly due to the increase of approximately $0.1 million in rental income that we subleased part of our office space to the third party. Other income also included government subsidies of approximately $240,000 to promote local business development and a VAT refund of $61,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2022.

Provision for Income Taxes

Our provision for income taxes amounted to $4,812 and nil for the year ended December 31, 2022 and 2021, respectively. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Income

Our net income decreased by approximately $8.2 million, or 71.7%, from $11.4 million for the year ended December 31, 2021 to approximately $3.2 million for the same period in 2022. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

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

Years Ended December 31, 2021 vs. December 31, 2020

	For the Years Ended December 31,		Variance
	2021	2020	Amount	%

Net revenues	$37,363,303	$17,225,630	$20,137,673	116.9%
Net revenues – related parties	233,157	213,172	19,985	9.4%
Total operating revenues	37,596,460	17,438,802	20,157,658	115.6%
Less: cost of revenues	(2,425,420)	(2,642,163)	216,743	(8.2)%
Gross profit	35,171,040	14,796,639	20,374,401	137.7%
Operating expenses	(24,285,574)	(13,150,551)	(11,135,023)	84.7%
Income from operations	10,885,466	1,646,088	9,239,378	561.3%
Other income, net	558,807	402,019	156,788	39.0%
Income before income taxes	11,444,273	2,048,107	9,396,166	458.8%
Provision for income taxes	-	-	-	-%
Net income	11,444,273	2,048,107	9,396,166	458.8%
Foreign currency translation adjustment	174,841	1,144,657	(969,816)	(84.7)%
Comprehensive income	$11,619,114	$3,192,764	8,426,350	263.9%
Weighted average number of ordinary shares outstanding – basic and diluted	20,484,272	15,615,729	-	-
Basic and diluted earnings per share	$0.56	$0.13	$0.43	330.8%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2021		2020		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$6,900,561	18.3	$8,405,211	48.2	$(1,504,650)	(18.0)%
Transaction fees(2)	24,462,861	65.1	7,075,283	40.5	17,387,578	246%
Marketing services fees(3)	5,750,901	15.3	1,370,164	7.9	4,380,737	320%
Other revenues(4)*	482,137	1.3	588,144	3.4	(106,007)	(18.0)%
Total operating revenues	$37,596,460	100.0	$17,438,802	100.0	$20,157,658	116%

*	Including $233,157 and $213,172 from related parties for the years ended December 31, 2021 and 2020, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership units are initially listed on our trading platform. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible , artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platform. Our standard listing fees for artwork and collectibles range from 2.3% to 10.0% for each of the years ended December 31, 2021 and 2020 and standard listing fees for commodities was 1% to 6% of the initial listing value for both years. The rate is dependent on the type of listings and is negotiated on a case by case basis. In 2021, we also had listing for silver coins, which the listing price is charged on per coin basis instead of a percentage of listing value. The average listing period is around three months.

Total listing service fees decreased by approximately $1.5 million or 18.0% from $8,405,211 for the year ended December 31, 2020 to $6,900,561 for the same period in 2021. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. During the years ended December 31, 2021 and 2020, total listing value of listed artwork, collectibles and commodities amounted to approximately $1.0 billion and $0.8 billion, respectively, however, there were less listing value generated by new products listings with approximately $58.3 million and $88.4 million for new products listed in 2021 and 2020, respectively. The number in new collectibles/artwork and commodities were successfully listed on our platforms increased from 188 for the year ended December 31, 2020 to 199 for the year ended December 31, 2021. The total number of collectibles/artwork and commodities that were listed on our platforms increased from 303 for the year ended December 31, 2020 to 494 for the year ended December 31, 2021.

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

Total transaction fee revenue increased by approximately $17.4 million or 246.0% from approximately $7.08 million for the year ended December 31, 2020 to approximately $24.5 million for the same period in 2021. The increase was due to the increase in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value increased from approximately $4.6 billion the year ended December 31, 2020 to approximately $15.6 billion for the same period in 2021. We have focused our effort in promoting existing products traded on the platform by increasing our marketing expenses/activities in 2021 which resulted in increased transactions and transaction value of our existing customers and products.

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

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by approximately $106,000 or 18.0% from $588,144, which included of $213,172 from providing technological services to our related parties for the same period in 2020 to $482,137, which included of $233,157 from providing technological services to our related parties for the same period in 2021. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2021.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million or 8.2% from $2,642,163 including $1,734,761 from a related party for the year ended December 31, 2020 to $2,425,420 including $730,007 from a related party for the same period in 2021. The decrease in cost of revenues was primarily due to the decrease in warehouse storage fees of approximately $1.0 million offset by increase in appraisal fees and related services of approximately $0.7 million. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to overall decrease in overall listing value of products, and certain new customers were transferred from other trading sites which they were already paid their own warehouse fees before, therefore the Company did not need to pay for warehouse fees for those new traders.

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

Selling and Marketing Expenses

Selling expenses increased by approximately $9.9 million, or 165.8%, from 6,004,883 including $1,762,652 to a related party for the year ended December 31, 2020 to $15,958,450 including $359,968 to a related party for the same period in 2021. The increase was primarily due to the increase in commission expenses of approximately $10.2 million as our transaction fee revenue increased where we paid a percentage of transaction fees for third-party referrals of new traders. The Company has two types of reward program, one is to rebate directly to customers while the other type is to reward the sales agents. Rebates to customers are considered a reduction in sales price, so the rebate is instantaneous, while rebate to sales agents are usually paid in one to three months in arrears. Our selling expenses to related party decreased by 79.6% as we reduced our advertising activities on our related party’s website where we focus our advertising efforts on other venues. Our total other marketing expenses were at comparable levels in 2021 compared to 2020.

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

Net Income

Our net income increased by approximately $9.4 million, or 458.8%, from $2.0 million for the year ended December 31, 2020 to approximately $11.4 million for the same period in 2021. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We had approximately $33.7 million of cash and cash equivalents and short term investments, including approximately $16.5 million restricted cash and cash equivalents and short term investments. We had approximately $38.4 million of working capital as of December 31, 2022. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, short-term investment, private placement and public offering.

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

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors -Risks Relating to Doing Business in China.” We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Cash Flows

As of December 31, 2022, we had cash and cash equivalents of approximately $29.0 million. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021

Net cash provided by (used in) operating activities	$(1,211,385)	$9,024,887
Net cash provided by (used in) investing activities	$608,471	$(2,809,418)
Net cash provided by financing activities	$1,000,000	$2,000,000

Operating Activities

Net cash used in operating activities was approximately $1.2 million for the year ended December 31, 2022 which was attributable primarily to increase in other receivable from related parties of approximately $2.7 million which are funds deposited in trust account of our related party Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) that our customers can withdraw anytime and increase in other receivables and prepaid expenses of approximately $3.2 million primarily due to $2.7 million advance to third parties, which was short term, non-interest bearing, due on demand and has been collected by March 22, 2023. Our cash inflow was mainly from net income of approximately $3.2 million and increase of approximately $1.5 million in accounts payable affected by restricted cash.

Net cash provided by operating activities was approximately $9.0 million for the year ended December 31, 2021 which was attributable primarily to the net income of approximately $11.4 million. Our cash outflow was mainly from decrease in other receivable from related parties of approximately $1.8 million which are funds deposited in trust account of our related party Nanjing Jinwang that our customers can withdraw anytime as well as the decrease in accounts payable of approximately $4.5 million where we paid off more vendors using our funds from operations.

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

Investing Activities

Net cash provided by investing activities was approximately $0.6 million for the year ended December 31, 2022, which was primarily attributable to the proceed from sale of short term investment approximately of $24.0 million offset by the purchase of short-terms investment approximately of $22.2 million. We paid approximately $0.7 million for fixed and intangible assets and invested $0.5 million in Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), in whom we acquired 11.875% equity interest.

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

Financing Activities

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2022, which was primarily attributable to the proceeds from a private placement in 2021.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

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

Started in July 2019, we had signed cooperative agreements with third parties who are experts and possess new ideas and resources for the collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on our online platforms. These parties are required to place a security deposit with us until termination of the cooperative agreements and the deposit amounts increase as the trading volume increases. Revenue generated from these niche markets will be shared between us and these parties based on pre-agreed rates and trading volume. We accounted for the portion of revenue that is earned by the third parties as a reduction of total contract revenue to be received from customers. Approximately $119,000 and nil of revenue generated from these contracts had been recorded as a reduction of revenue and as payables to these parties for the years ended December 31, 2021 and 2022, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. We assessed if a material right existed when we initially issued the reward points and if the reward points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of points amounted to approximately $3.4 million and $1.1 million for the years ended December 31, 2021 and 2022, respectively.

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

Other revenues

Other revenues (including $166,325 and $233,157 from related parties for the years ended December 31, 2022 and 2021, respectively) primarily includes other service fees for IT technical support to customers and revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to become qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platforms. Our performance obligation is completed and revenue is recognized upon completion of training and related consulting services.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Mun Wah Wan	50	Chairman of the Board of Directors
Xi Li	35	Chief Financial Officer
Yi Shao	34	Chief Executive Officer and Director
Nelson (Nam Sum) Wong (1)(2)(3)	60	Independent Director
Xiaobing Liu(1)(2)(3)	60	Independent Director
Jinren Chen (1)(2)(3)	52	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

Biography

Mun Wah (Lewis) Wan

Mr. Wan was appointed as a member of our board of directors on April 18, 2019 and chairman of our board of directors on May 10, 2019. Since February 2007, Mr. Wan has served as chairman of the board of directors of HKFAEx Group Limited, one of our principal shareholders, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and Mr. Wan is also the sole shareholder of The Pride Group Holdings Limited, which owns 100% equity interest of HKFAEx Group Limited. Since February 2013, Mr. Wan has served as committee member of Hong Kong Securities and Investment Institute. Since 2008, Mr. Wan has serviced as the vice president and chairman of China Investment Committee of the China Hong Kong International Economic Trading Association. From December 2012 to December 2022, Mr. Wan was the visiting professor of Beijing University of International Business & Economics. From August 2004 to February 2007, Mr. Wan was the director and chief investment officer of Marco Polo Investments Group Limited. From September 1997 to August 2004, Mr. Wan worked at the Financial Services Division of PricewaterhouseCoopers.

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

Xi Li

Ms. Li was appointed as our Chief Financial Officer on November 29, 2022. From September 27, 2022 to November 28, 2022, Ms. Li served as the financial manager of the Company. From October 2016 to Jun 2022, Ms. Li served as the financial manager of Golden Wheel Tiandi Holdings Company Limited. From September 2013 to February 2016, Ms. Li was a senior audit associate of KPMG Singapore office and an assistant audit manager of KPMG Shanghai Office. From June 2011 to July 2013, Ms. Li served as an audit associate of Adept Public Accounting Corporation in Singapore. Ms. Li obtained her Bachelor’s Degree of Science in Applied Accounting from Oxford Brookes University (UK) in 2011 and she is a fellow member of Chartered Association of Certified Public Accountants (ACCA).

Nelson (Nam Sum) Wong

Since 2008, Mr. Wong has served as an Independent Director and Audit Committee Chair of Recon Technology Ltd. (Nasdaq: RCON). He is Chairman and Managing Director of ACN Worldwide, a business and investment consultancy established in Hong Kong since 1995. Prior to that, he was Vice Chairman and Chief Executive of Vigers, a Hong Kong based real estate and investment consultancy, which he first joined in 1990 as a negotiator and later in 1993 acquired together with his partners. Mr. Wong received his bachelor’s degree in English language and literature from the PLA Institute of International Relations in Nanjing in 1983 and was a college teacher before moving to Hong Kong in 1986 to pursue his career in business.

We believe that Mr. Wong’s leadership skills and extensive management experience as well as his insight in global politics will benefit the Company and make him an important member of the board of directors and its committees.

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

Xiaobing Liu

Mr. Liu was appointed as a member of our board of directors on May 10, 2019.  Since April 2006, Mr. Liu has been a professor at Nanjing Tech University School of Law. Since June 2022, Mr. Liu has served as an independent director of the board of Nanjing Yigao Medical Technology Co., Ltd. Since March 2022, Mr. Liu has served as the Dean of the Legislative Research Institute at Jinling University of Science and Technology. From May 2016 to May 2022, Mr. Liu served as an independent director of the board of GPRO Titanium Industry Co., Ltd. From September 2012 to September 2018, Mr. Liu served as an independent director of the board of Nanjing Baotai Special Materials Co., Ltd. From January 2014 to July 2017, Mr. Liu served as the Dean of Nanjing Tech University School of Law. Mr. Liu received his Bachelor of Law degree from East China University of Political Science and Law (“ECUPL”) in 1983 and his Master’s Degree of Legal History from ECUPL in 1986. Mr. Liu received his Doctor’s Degree of Constitution and Administrative Laws from Wuhan University in 2007. Mr. Liu holds a public company independent director qualification certificate from Shanghai Stock Exchange since November 2011. We believe that Mr. Liu’s legal expertise and knowledge will benefit the Company’s business and operations and make him a valuable member of the board of directors and its committees.

6.B. Compensation

During the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB0.6 million (US$82,727) in cash to our executive officers, and paid RMB0.4 million (US$53,640) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 26, 2023.

Board Diversity Matrix (As of April 26, 2023)
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

6.D. Employees

As of December 31, 2022, December 31, 2021 and December 31, 2020, we had a total of 57, 51 and 47 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of December 31, 2022:

Function	Number*	% of Total Employees
Technology and Research	21	36.84%
Sales & Marketing	17	29.83%
General & HR and Administration	19	33.33%
	57	100.00%

*	excluding the employees of Zhongcang Warehouse Co., Ltd., an 18% indirect subsidiary of Jiangsu Yanggu, the VIE.

As of December 31, 2022, 54 of our employees were based in Mainland China and 3 employees were located in Hong Kong.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 26, 2023 for:

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

The calculations in the table below are based on 21,226,992 ordinary shares issued and outstanding as of the date of April 26, 2023.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong. Our telephone number at this address is (852) 2110-3909.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Mun Wah Wan(1)	1,394,442	6.6
Yi Shao(2)	400,540	1.9
Xi Li	-	-
Nelson Wong	-	-
Xiaobing Liu	-	-
Jinren Chen	-	-
5% or Greater Shareholders:
HKFAEx Group Limited(1)	1,394,442	6.6
Oriental Culture Investment Development LTD(3)	2,450,000	11.5
Oriental Culture Investment Communication LTD(4)	2,450,000	11.5
All directors and executive officers as a group (six individuals)	1,794,982	8.5

(1)	Mun Wah Wan, chairman of our board of directors, is the sole shareholder of The Pride Group Holdings Limited, a British Virgin Islands company, which owns 100% equity interest of HKFAEx Group Limited. Mr. Wan is also the chairman of the board of directors of HKFAEx Group Limited, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of HKFAEx Group Limited is Unit 909, Level 9, Cyberport 2, Hong Kong. The registered address of The Pride Group Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)	Yi Shao, our chief executive officer and a member of our board of directors, is the shareholder and director of Oriental Culture Investment Diffusion LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Diffusion LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Huajun Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Communication LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

a. Accounts receivable – related parties consist of the following:

	Relationship	Nature	December 31, 2022	December 31, 2021

Nanjing Culture Exchange Art Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.5% shares of the Company	Receivable from technological service fee revenue	$16,345	$6,070
Jinling Cultural Property Exchange Co., Ltd.(“Jinling Cultural”)	Its major shareholder is also a major shareholder of Jiangsu Yanggu	Receivable from technological service fee revenue	12,966	2,023
Total			$29,311	$8,093

b. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2022	December 31, 2021

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a related party of the Company	Payable for online advertising expenses	-	1,665
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	28,727	-
Total			$28,727	$1,665

c. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2022	December 31, 2021

Mun Wah Wan	Chairman of the board of directors of the Company	3,262	-
Total		$3,262	$-

d. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.5% shares of the Company	Technological service fee revenue	$29,934	$38,959	$41,571
Jinling Cultural	It is owned by our 11.5% beneficial shareholder, Huajun Gao	Technological service fee revenue	21,542	22,519	21,042
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	17,091	21,821	20,390
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(Nanjing Jinwang)	It is owned by Huajun Gao and Aimin Kong, each a 11.5% beneficial shareholder of the Company	Technological service fee revenue	-	17,813	-
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	97,758	132,045	130,169
Total			$166,325	$233,157	$213,172

e. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$304,400	$730,006

f. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang.	Online advertising expenses	$43,590	$359,967

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2022. The Company was charged a yearly advertising fee of approximately $0.18 million per year adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2022. The contract was further amended on June 25, 2020, pursuant to which the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2022.

g. During the year ended December 31, 2022 and 2021, HKDAEx paid approximately $51,000 and $65,000, respectively, to HKFAEx, a company owned by our Chairman for accounting and business administration services.

h. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture for an office space from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2022. Total rental expense for the years ended December 31, 2022 and 2021 amounted to approximately $151,000 and $158,000, respectively.

i. Other receivables – related party consist of funds which are held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. As of March 22, 2023, approximately RMB 6.0 million (US$ 0.9 million) was returned to the Company.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Our authorized share capital is $50,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 ordinary shares of a nominal or par value of $0.00005 each; and (ii) 100,000,000 preferred shares of a nominal or par value of $0.00005 each.  As of April 27, 2023, 21,226,992 ordinary shares are outstanding and no preferred share is issued or outstanding.

Our shareholders adopted our current amended and restated memorandum and articles of association by way of a special resolution on November 8, 2019.

Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands

According to clause 3 of our current amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by The Companies Act (As Amended) or as the same may be amended from time to time, or any other law of the Cayman Islands.

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

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

Preferred Shares

The Directors may authorise the division of shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. The Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:.

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of shares for the time being unissued.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat the consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

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

10.J. Annual Report to Security Holders

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2022, we used approximately US$2.7 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software, app development and system for our online platforms. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2022, our internal control over financial reporting was ineffective.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

As a Company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

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

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-234654), as amended, initially filed with the SEC on November 12, 2019, and a copy is available to any shareholder upon request. We have also posted the code on our corporate website at www.ocgroup.hk.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit fees(1)	$184,000	$160,000
Audit related fees(2)		-
Tax fees(3)		-
All other fees(4)	60,000	-
TOTAL	$244,000	$160,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the services.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a)(1), Rule 5635(b), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a)(1) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(b) of the Rules requires shareholder approval for the issuance of securities when the issuance will result in a change of control of the company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a)(1), Rule 5635(b), Rule 5635(c) and Rule 5635(d). If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.3	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.4	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Employment Agreement by and between the Registrant and Yi Shao dated May 10, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.8	Employment Agreement by and between the Registrant and Lijia Ni dated May 10, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.9	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.10	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.11	Independent Director Agreement by and between the Registrant and Y. Tristan Kuo dated November 6, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Independent Director Agreement by and between the Registrant and Bennet P. Tchaikovsky dated January 15, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.13	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.14	Director Agreement by and between the Registrant and Mun Wah Wan dated March 6, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.15	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.16	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.17	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.18	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.19	Technical Maintenance Services Contract by and between Nanjing Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.20	Cooperation Agreement and Amendment to Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated September 1, 2018 and September 15, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.21	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.22	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated October 1, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.23	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)**
4.24	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2020 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.25	Cooperation Agreement by and between China International Assets and Equity of Artworks Exchange Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on January 1, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.26	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.27	Product Consulting Service Agreement by and between Nanjing Pusideng Information Technology Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. in 2019 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.28	Renewal of Employment Agreement by and between the Company and Yi Shao (incorporated herein by reference to Exhibit 4.33 to Form 20-F filed with the SEC on April 30, 2021)
4.29	Renewal of Employment Agreement by and between the Company and Lijia Ni (incorporated herein by reference to Exhibit 4.34 to Form 20-F filed with the SEC on April 30, 2021)
4.30	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 30, 2021)
4.31	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.32	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.33	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.34	Employment Agreement by and between the Company and Yi Shao dated April 27, 2021(incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on April 30, 2021)
4.35	Employment Agreement by and between the Company and Lijia Ni dated April 27, 2021(incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on April 30, 2021)
4.36	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on May 2, 2022)
4.37	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.37 to Form 20-F filed with the SEC on May 2, 2022)
4.38	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.38 to Form 20-F filed with the SEC on May 2, 2022)
4.39	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on May 2, 2022)
4.40	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2022(incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on May 2, 2022)
4.41	Preowned Property Purchase and Sale Agreement by and among Nanjing Z-COM Wireless Communication Technology Co., Ltd., Kashi Longrui Business Management Service Co., Ltd., and Kashi Dongfang Cangpin Culture Development Co., Ltd. on November 4, 2021. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with the SEC on May 2, 2022)

4.42	Oriental Culture Holding LTD 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on November 9, 2021)
4.43	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on December 8, 2021)
4.44	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on December 8, 2021)
4.45	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated on January 1, 2022. (incorporated herein by reference to Exhibit 4.45 to Form 20-F filed with the SEC on May 2, 2022)
4.46	Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.46 to Form 20-F filed with the SEC on May 2, 2022)
4.47*	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2022
4.48*	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated December 31, 2022
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics(incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jiangsu Taikun Law Firm
15.2*	Consent of Wei Wei & Co., LLP
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer
Date: May 1, 2023

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Oriental Culture Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

May 1, 2023

We have served as the Company’s auditors since 2019.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021

ASSETS

CURRENT ASSETS
Cash and equivalents	$17,188,833	$29,398,047
Restricted cash	11,796,388	-
Short-term investment	-	3,748,900
Restricted investment	4,703,323	-
Accounts receivable, net	207	47,060
Accounts receivable – related party	29,311	8,093
Other receivables and prepaid expenses	4,441,946	1,385,394
Other receivables - related party	3,421,345	928,913
Escrow	600,000	600,000
Total current assets	42,181,353	36,116,407

PROPERTY AND EQUIPMENT, NET	9,423,713	9,904,289

OTHER ASSETS
Certificate of deposit	-	3,136,910
Right-of-use assets	34,345	11,494
Cost method Investment	932,552	548,151
Intangible assets, net	816,885	1,120,021
Total other assets	1,783,782	4,816,576

Total assets	$53,388,848	$50,837,272

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,959,415	$1,625,494
Accounts payable – related party	28,727	-
Deferred revenue	449,037	697,863
Other payables and accrued liabilities	290,150	1,284,235
Taxes payable	13,372	29,826
Lease liability - current	20,808	11,494
Total current liabilities	3,761,509	3,648,912

OTHER LIABILITIES
Lease liability - noncurrent	11,491	-

Total liabilities	3,773,000	3,648,912

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,836,992 and 30,654,712 shares issued, 21,226,992 and 21,044,712 shares outstanding as of December 31, 2022 and December 31, 2021, respectively	1,542	1,533
Treasury shares, at cost, 9,610,000 shares	(481)	(481)
Additional paid-in capital	22,349,767	21,884,962
Subscription receivable	-	(1,000,000)
Statutory reserves	124,757	112,347
Retained earnings	28,315,319	25,092,043
Accumulated other comprehensive income (loss)	(1,175,056)	1,097,956
Total shareholders’ equity	49,615,848	47,188,360

Total liabilities and shareholders’ equity	$53,388,848	$50,837,272

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2022	2021	2020

OPERATING REVENUES:
Net revenues	$17,646,814	$37,363,303	$17,225,630
Net revenues - related parties	166,325	233,157	213,172
Total operating revenues	17,813,139	37,596,460	17,438,802

COST OF REVENUES:	(996,459)	(2,425,420)	(2,642,163)

GROSS PROFIT	16,816,680	35,171,040	14,796,639

OPERATING EXPENSES:
Selling and marketing	(7,668,248)	(15,598,482)	(4,242,231)
Selling and marketing - related party	(43,590)	(359,968)	(1,762,652)
General and administrative	(6,276,661)	(8,103,840)	(6,943,803)
General and administrative - related parties	(238,830)	(223,284)	(201,865)
Total operating expenses	(14,227,329)	(24,285,574)	(13,150,551)

INCOME FROM OPERATIONS	2,589,351	10,885,466	1,646,088

OTHER INCOME
Gain from short-term investment	156,066	169,065	93,007
Interest income	226,158	197,237	139,916
Other income, net	268,923	192,505	169,096
Total other income, net	651,147	558,807	402,019

INCOME BEFORE INCOME TAXES	3,240,498	11,444,273	2,048,107

PROVISION FOR INCOME TAX	4,812	-	-

NET INCOME	3,235,686	11,444,273	2,048,107

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,273,012)	174,841	1,144,657

COMPREHENSIVE INCOME	$962,674	$11,619,114	$3,192,764

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	21,108,143	20,484,272	15,615,729

EARNINGS PER SHARE
Basic and diluted	$0.15	$0.56	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Additional	Share			Accumulated other
	Preferred shares		Ordinary shares		Treasury shares		paid-in	subscription	Statutory	Retained	comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	receivable	reserves	earnings	income(loss)	Total
BALANCE, DECEMBER 31, 2019	-	$-	24,800,000	$1,240	(9,610,000)	$(481)	$1,608,045	$-	$112,347	$11,599,663	$(221,542)	$13,099,272
Issuance of shares in initial public offering, net	-	-	5,124,400	256	-	-	17,276,954	-	-	-	-	17,277,210
Cashless exercise of warrants	-	-	130,312	7	-	-	(7)	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	2,048,107	-	2,048,107
Foreign currency translation	-	-	-	-	-	-	-	-	-		1,144,657	1,144,657
BALANCE, DECEMBER 31, 2020	-	-	30,054,712	1,503	(9,610,000)	(481)	18,884,992	-	112,347	13,647,770	923,115	33,569,246
Issuance of ordinary share through initial public offering, net	-	-	600,000	30	-	-	2,999,970	(1,000,000)	-	-	-	2,000,000
Net income	-	-	-	-	-	-	-	-	-	11,444,273	-	11,444,273
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	174,841	174,841
BALANCE, DECEMBER 31, 2021	-	-	30,654,712	1,533	(9,610,000)	(481)	21,884,962	(1,000,000)	112,347	25,092,043	1,097,956	47,188,360
Share subscription received	-	-	-	-	-	-	-	1,000,000	-	-	-	1,000,000
Issuance of ordinary shares for consulting fees	-	-	182,280	9	-	-	464,805	-	-	-	-	464,814
Net income	-	-	-	-	-	-	-	-	-	3,235,686	-	3,235,686
Statutory reserve	-	-	-	-	-	-	-	-	12,410	(12,410)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,273,012)	(2,273,012)
BALANCE, December 31,2022	-	$-	30,836,992	$1,542	(9,610,000)	$(481)	$22,349,767	$-	$124,757	$28,315,319	$(1,175,056)	$49,615,848

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021		2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,235,686		$11,444,273		$2,048,107
Adjustments to reconcile net income to net cash (used in) provided by Operating activities:
Depreciation and amortization	654,709		399,223		308,274
Gain from short-term investment	(156,066)		(169,065)		(93,007)
Loss from disposal of equipment	-		-		437
Provision for doubtful accounts	44,602		108,502		117,432
Non-cash lease expense	22,890		23,075		-
Impairment loss on intangible assets	-		25,590		-
Common stock issue for services	464,814		-		-
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable	(200)		251,997		779,503
(Increase) in accounts receivable - related parties	(22,679)		(7,998)		-
(Increase) in other receivables and prepaid expenses	(3,181,230)		(874,228)		(778,684)
Decrease (Increase) in other receivables - related parties	(2,662,141)		1,840,109		(1,436,464)
Increase (Decrease) in accounts payable	1,515,337		(3,246,292)		4,392,974
(Decrease) increase in accounts payable - related parties	28,167		(1,241,722)		952,820
(Decrease) increase in deferred revenue	(196,548)		443,540		51,738
(Decrease) increase in other payables and accrued liabilities	(919,371)		192,497		288,331
(Decrease) in rent payable - related party	-		(7,294)		(54,273)
(Decrease) increase in taxes payable	(14,427)		(157,320)		33,662
(Decrease) in lease liability	(24,928)		-		-
Net cash provided by (used in) operating activities	(1,211,385)		9,024,887		6,610,850

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(22,152,510)		(44,921,336)		(24,422,988)
Proceed from sale of short-term investments	23,965,569		42,453,852		25,285,807
Purchase of cost method investments	(446,024)		-		-
Purchase of certificate of deposit	-		(3,136,910)		-
Purchase of property, plant and equipment	(708,951)		(9,598,351)		(9,388)
Purchase of intangible assets	(49,613)		(785,590)		(9,642)
Refund (payment) of real estate purchase	-		13,178,917		(12,613,083)
Net cash provided by (used in) investing activities	608,471		(2,809,418)		(11,769,294)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share subscription	1,000,000		2,000,000		18,090,668
Net cash provided by financing activities	1,000,000		2,000,000		18,090,668

EFFECT OF EXCHANGE RATE ON CASH AND EQUIVALENTS	(809,912)		(126,514)		322,580

(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(412,826)		8,088,955		13,254,804

CASH AND EQUIVALENTS, beginning of year	29,398,047		21,309,092		8,054,288

CASH AND EQUIVALENTS, end of year	$28,985,221		$29,398,047		21,309,092

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-		$-		$-
Cash paid for interest	$-		$-		$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Proceeds from initial public offerings deposited with escrow	$-	$			$600,000
Initial recognition of right-of-use assets and lease liabilities	$45,659		$34,608	$

	2022	2021	2020
Cash and cash equivalents	17,188,833	29,398,047	21,309,092
Restricted cash	11,796,388	-	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	28,985,221	29,398,047	21,309,092

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Oriental Culture Holding Ltd. (“Oriental Culture”) is a holding company incorporated on November 29, 2018, under the laws of the Cayman Islands. Oriental Culture Holding Ltd., its subsidiaries and variable interest entity (“VIE”) and its subsidiaries are hereafter referred to as the “Company”.

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

The Company, through its direct subsidiary Oriental Culture HK and VIE, Jiangsu Yanggu Culture Development Co., Ltd. and subsidiaries (“Jiangsu Yanggu”) and International Culture are engaged in providing online platforms that facilitate the e-commerce trading of artwork and collectables and the online trading of commodities, principally teas. The Company’s headquarters were located in the City of Nanjing, in the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by Oriental Culture HK, Jiangsu Yanggu and Jiangsu Yanggu’s subsidiaries.

On May 8, 2019, Oriental Culture completed its reorganization of entities under common control of various shareholders, who collectively owned 100% of the equity interests of Oriental Culture prior to the reorganization. Oriental Culture, Oriental Culture BVI, and Oriental Culture HK, were established as the holding companies of Oriental Culture WFOE. Oriental Culture WFOE is the primary beneficiary of Jiangsu Yanggu and its subsidiaries. Prior to the reorganization, Jiangsu Yanggu and International Culture were under common control, as the same group of shareholders held more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of agreements to vote a majority of the entities’ shares in concert exists. Oriental Culture, International Culture and Jiangsu Yanggu were under common control, which resulted in the consolidation of International Culture and Jiangsu Yanggu, which was accounted for as a reorganization of entities under common control at their carrying values. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Oriental Culture.

On May 9, 2019, the Company acquired all outstanding equity interest of HKDAEx Limited (“HKDAEx”), which provides the Company’s customers with an additional online trading platform in Hong Kong. Therefore, starting in second half of 2019, the Company expanded its business operations to include online trading of certain commodities, primarily teas on the platform of HKDAEx.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Agreements with Jiangsu Yanggu

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Oriental Culture WFOE and Jiangsu Yanggu, Oriental Culture WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of management, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees of 100% of its net income to Oriental Culture WFOE and also Oriental Culture WFOE has the obligation to absorb 100% of the losses of Jiangsu Yanggu.

The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Services Agreement. The term of the Technical Consultation and Service Agreement is 20 years until May 7, 2039. Oriental Culture WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreements among Oriental Culture WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, each of Jiangsu Yanggu’s shareholders pledged all of their equity interests in Jiangsu Yanggu to Oriental Culture WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Services Agreement and other agreements. If Jiangsu Yanggu breaches its obligations under the Contractual Agreements, Oriental Culture WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breach. The pledge is valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Contractual Agreements.

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

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, among the shareholders of Jiangsu Yanggu and Oriental Culture WFOE, Jiangsu Yanggu’s shareholders have given Oriental Culture WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Jiangsu Yanggu and to exercise all of their rights as shareholders of Jiangsu Yanggu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Jiangsu Yanggu. In consideration of such granted rights, Oriental Culture WFOE agrees to provide the necessary financial support to Jiangsu Yanggu whether or not Jiangsu Yanggu incurs losses, and agrees not to request repayment if Jiangsu Yanggu is unable to do so. The agreements is in effect for 20 years until May 7, 2039.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated in consolidation.

Recapitalization

On November 8, 2019, the Company effected a 2 for 1 forward share split of all issued and outstanding ordinary shares of the Company. In addition, all existing shareholders agreed to surrender to the Company as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration. On May 28, 2020, all existing shareholders of the Company agreed to surrender 6,510,000 ordinary shares, or 30% of our then outstanding ordinary shares, at no consideration to be reserved as treasury shares of the Company. These transactions were treated as a recapitalization prior to the Company’s initial public offering. All share and per share amounts were retroactively adjusted for this recapitalization for all periods presented.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2022 and December 31, 2021 were translated at RMB 6.96 and RMB 6.38 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2022, 2021 and 2020 were RMB 6.73, RMB 6.45 and RMB 6.90 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2022 and 2021 were translated at HKD 7.80 and HKD 7.80 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2022, 2021 and 2020 were HKD 7.83, HKD 7.77 and HKD 7.76 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Fair value disclosure:

		December 31, 2022 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment (Restricted)	$4,703,323	$-	$4,703,323	$-

		December 31, 2021 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment	$3,748,900	$-	$3,748,900	$-

The Company values its short-term investment using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. This investment has original maturities of less than 1 year and the carrying value approximates its fair value.

Cash and equivalents

Cash and equivalents consist of cash in bank and money market funds which are unrestricted as to immediate withdrawal and use.

Restricted cash

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.5% shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with a charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China (the “VIE”) because they, each had business relationship with Nanjing Jinwang. The total restricted cash was $11,796,388 as of December 31, 2022.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

The short-term investment is an investment in a bank-issued wealth management product with underlying investments in cash, bonds and equity funds. The investment products are issued by Ping An Bank. The investments have a maturity of less than 1 year and their carrying value approximates their fair value. The gain from sale of these investments is recognized in the statements of income and comprehensive income. Earnings from these investments for the years ended December 31, 2022, 2021 and 2020 was $156,066, $169,065 and $93,007, respectively. Due to the issue mentioned in Restricted cash, all short-term investments were $4,703,323 as of December 31, 2022 was restricted.

Accounts receivable, net (including related parties)

Accounts receivable is amounts due from the Company’s customers. An allowance for doubtful accounts may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables and prepaid expenses

Other receivables that are short term include employee advances, such as travel advance, advance to purchase office supplies in the normal course of business and certain short-term deposits. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of realization or collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of realization or collection is not probable. No allowance was required as of December 31, 2022 or 2021.

Prepaid expenses include advance payments made to vendors for certain prepaid services such as system service fees, prepaid rent for our office (with lease under one year) and prepaid taxes.

Other receivables – related party

Other receivables – related party consist of funds which are held on a trading platform trust account with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is owned by Huajun Gao and Aimin Kong, each is an 11.5% beneficial owners of the Company. The funds are not restricted and can be withdrawn and used after the Company completes the necessary administrative procedures. The Company normally makes withdrawals from this account monthly. The outstanding balance was paid back to the Company in April 2023.

Escrow

In connection with the Company’s initial public offering in December 2020, $600,000 of the net proceeds was deposited into an escrow account as security for the underwriters for 24 months from the closing of the offering to cover any potential claims related to the offering. The full amount of $600,000 was released to the Company in January 2023.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and other comprehensive income. Expenditures for maintenance and repairs are expensed as incurred, while additions, renewals and betterments, which are expected to extend the useful life of an asset, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Construction-in-progress represents material, contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s office building in Jiangsu, China. See Note 7 for details.

Intangible assets, net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Artwork and collectible trading platform	5 years
Software	5 years

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022,2021 and 2020, the Company recorded nil, $25,590 and nil of impairment loss digital assets.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary. The Company’s investment of 18% ownership of Zhongcang Warehouse Co., Ltd. was $501,802 and $548,151 as of December 31, 2022 and 2021, respectively, and is accounted for using the cost method.

In March 2022, the Company’s VIE Jiangsu Yanggu entered into an equity subscription agreement to purchase  11.875% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), a company incorporated in the PRC, which primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital will be mainly used for this development. JYLJ’s total registered capital is RMB 60 million (approximately USD 9.2 million). Jiangsu Yanggu’s subscription amount is RMB 6 million and RMB 3 million was paid in March 2022. The remaining RMB 3 million is to be paid upon further resolution from the board of JYLJ. As of December 31, 2022, the Company’s investment in YLJ was $430,750, and is accounted for using the cost method.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated in fair value. No events have occurred that indicated a decline in fair value that is other-than-temporary for the years ended December 31, 2022 and 2021.

Certificate of deposits

The Company has a certificate of deposit with a bank which expires on May 20, 2023 with interest of 3.575%. The Company is subject to an early withdrawal penalty if redeemed before maturity. Interest income was approximately $106,302, $58,000 and nil for the year ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the deposit is less than one year and is reclassified to restricted investment on the Company’s consolidated balance sheet as it was also restricted per the investigation related to the Company’s related party.

Deferred revenue

Payments received from customers before all the relevant criteria for revenue recognition are recorded as deferred revenue.

	December 31, 2022	December 31, 2021

Beginning balance	$697,863	$243,355
Customer advances	16,803,450	36,991,645
Recognized as revenues	(16,993,268)	(36,542,832)
Effect of exchange rates	(59,008)	5,695
Ending balance	$449,037	$697,863

Revenue recognition

The Company follows FASB ASC 606, Revenue from Contracts with Customers, for recognizing its revenue. The core principle underlying the revenue recognition standard is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized when control of services transfers to a customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenues are recognized when all performance obligations are satisfied. The Company’s commission expenses to its sales agents are expensed when incurred.

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

The Company has cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposits with the Company until termination of the cooperative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounts for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. Approximately nil, $119,000 and $62,000 has been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2022, 2021 and 2020, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not have any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. There is no liability for unredeemed awards. Transaction fee revenue from the trading of reward points amounted to approximately $1.1 million, $3.4 million and $2.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

Other revenues

Other revenues (including related parties of $166,325, $233,157 and $213,172 for the years ended December 31, 2022, 2021 and 2020, respectively) primarily includes service fees for IT technical support to customers and other revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to be qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce the Company’s platform and services to potential customers to list their collectibles and artwork with the Company for a fee or promote their own products on the Company’s platforms. The Company’s performance obligation is completed and revenue is recognized upon completion of training and consultation services.

The Company disaggregated its revenue into the following four categories:

	Years Ended December 31,
	2022	2021	2020

Listing service fees	$1,244,251	$6,900,561	8,405,211
Transaction fees	13,643,958	24,462,861	7,075,283
Marketing service fees	2,749,224	5,750,901	1,370,164
Other revenues*	175,706	482,137	588,144
Total	$17,813,139	$37,596,460	$17,438,802

*	Including $166,325, $233,157 and $213,172 for the years ended December 31, 2022, 2021 and 2020, respectively, from related parties.

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

Website advertising expenses which are included in selling and marketing expenses to related party were $43,590, $359,968 and $1,762,652 for the years ended December 31, 2022, 2021 and 2020, respectively.

Value added taxes (“VAT”)

Revenue is the invoiced value of services, net of VAT. The VAT is based on the gross sales price and VAT rates range up to 6%, depending on the type of services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable or other receivables and prepaid expenses. All VAT returns filed by the Company’s subsidy, VIE and its subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized $34,608 of a right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.75% based on the duration of lease terms.

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

Other Income, net

Other income includes government subsidies from Xinjiang Province of approximately $240,000 to promote local business development of various industries, Kashi Dongfang qualified in establishing business in Kashi, there is no services required on Kashi Dongfang and no further commitment for the grant. Other income also includes VAT refund of approximately $61,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2022. Other income also includes approximately $112,000 rental income that the Company subleased part of the office building in 2022. The net other income is approximately $269,000, $193,000 and $169,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share (“EPS”)

Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares (outstanding warrants) were exercised and converted into ordinary shares. For the years ended December 31, 2022, 2021 and 2020, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable statutory surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end. If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. For the years ended December 31, 2022, 2021 and 2020, the Company appropriated $12,410, which is from Yanyu, $0 and $0 to the statutory reserve fund. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities in China, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare benefits, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $124,856, $105,565 and $61,305, for the years ended December 31, 2022, 2021 and 2020, respectively.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2022	December 31, 2021

Current asset:	$34,200,319	$26,650,671
Property and equipment, net	9,417,777	9,890,566
Other noncurrent assets	1,049,683	3,801,822
Total assets	44,667,779	40,343,059
Total liabilities	(4,047,943)	(3,687,973)
Total net assets	$40,619,836	$36,655,086

	December 31, 2022	December 31, 2021
Current liabilities:
Accounts payable	$2,889,312	$1,483,827
Accounts payable – related parties	28,727	1,665
Deferred revenue	449,037	697,863
Other payables and accrued liabilities	667,495	1,474,792
Taxes payable	13,372	29,826
Total liabilities	$4,047,943	$3,687,973

The summarized operating results of the VIEs are as follows:

	Years Ended December 31,
	2022	2021	2020

Operating revenues	$17,813,254	$37,596,460	$17,438,918
Income from operations	$6,728,516	$15,203,703	$6,793,583
Net income	$7,314,651	$15,762,806	$6,948,599

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Accounts receivables, net

The Company’s net accounts receivable are as follows:

	December 31,	December 31,
	2022	2021
Trade accounts receivable	$43,282	$156,852
Less: allowance for doubtful accounts	(43,075)	(109,792)
Accounts receivable, net	$207	$47,060

Note 5 – Other receivables and prepaid expenses

Other receivables consist of the following:

	December 31, 2022	December 31, 2021

Rent and other deposits	$16,296	$14,716
Advance to third parties*	2,799,874	-
Employee advances and others	915,242	8,095
Prepaid VAT taxes	63,682	226,206
Prepaid consulting fee	646,852	1,136,377
Total other receivables and prepaid expenses	$4,441,946	$1,385,394

*	This advance was short term, non-interest bearing and due on demand. The Company collected full amount of advance by March 22, 2023.

Note 6 – Deposit

On November 16, 2020, the Company entered into a memorandum of understanding (“MOU”) with a third-party to acquire approximately 39,000 square meters of office and warehouse space and related land use rights in Nanjing city to meet the Company’s growing need for office and warehouse space. The price per the MOU was RMB195 million (approximately $29.6 million) with land use rights to expire on October 7, 2052. The current land use rights for such office and warehouse on site were for industrial use purposes and the seller agreed to apply for approval with the local government to change the use of rights from industrial to research and development before the parties would proceed further with the MOU. The Company was planning to use the property for its research and development center. The Company paid a deposit of RMB 65.0 million (approximately $9.9 million) after signing the MOU. A second payment of RMB 22 million (approximately $3.4 million) was made upon finalization of the research center development plan with the final payment to be paid when the permit is approved in six months and the research center is completed. The Company paid the deposit of RMB 87.0 million (approximately $13.3 million) as of December 31, 2020. In March 2021, the Company was notified by the seller that the permit may not be obtained timely or at all. The Company terminated the MOU and the seller refunded RMB 87.0 million (approximately $13.2 million) in 2021. There was no termination fee or penalty.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2022	December 31, 2021

Office and electronic equipment	$328,305	$355,937
Vehicle	765,250	744,581
Furniture and leasehold improvement	31,285	29,498
Office building	8,457,598	9,238,795
Construction in process	599,319	-
Less: accumulated depreciation	(758,044)	(464,522)
Total	$9,423,713	$9,904,289

The Company acquired an office building in Jiangsu, China on November 17, 2021, the total building is 6,840.41 square meter with 4 floors, which will be used for the Company’s operations.

Construction in progress represent ongoing construction for the office building mentioned above. The construction was to install elevator, HVAC, electrical system and office construction for the third and fourth floor of the office building to get the office space ready for use. The construction is expected to be completed in August 2023. The first and second floor was already ready to use when the Company acquired the building. As such, depreciation expenses for the building for the year ended December 31, 2022 was recorded for the first and second floor of the building which was ready for use.

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $340,296, $186,551 and $122,409, respectively.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2022	December 31, 2021

Artwork trading platform	$797,568	$793,310
Software	933,732	902,313
Copyright	-	-
Less: accumulated amortization and impairment	(914,415)	(575,602)
Total	$816,885	$1,120,021

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 was $333,135, $212,672 and $185,865 respectively.

The future amortization is as follows:

Twelve Months Ending December 31,	Estimated Amortization Expense

2023	$320,713
2024	196,955
2025	161,581
2026	136,099
2027	1,537
Total	$816,885

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	December 31, 2021

Security deposits payable*	$157,961	$172,552
Salary payable**	97,052	884,825
Others	35,137	226,858
Total	$290,150	$1,284,235

*	The Company signed cooperation agreements with third parties to co-develop a niche market for its online platforms. The Company provides its platforms and users to promote products provided by the third party developers. Revenue generated from the niche markets will be shared between the Company and these parties. These third- party developers also guarantee certain sales volume yearly and the security deposit will be paid to the Company to make up for the sales target shortfalls at the end of the year. Any remaining security deposits will be returned to these parties upon dissolution of the cooperation agreements. The Company returned approximately nil and recognized approximately nil of deposits for target shortfalls as revenue for the years ended December 31, 2022. The Company returned approximately $314,000 and recognized approximately $119,000 of deposits for target shortfalls as revenue for the year ended December 31, 2021. No deposit were returned and no revenue was recognized for the year ended December 31, 2020.

**	During the years ended December 31, 2022, 2021 and 2020, the Company accrued bonuses payable of approximately $40,203, $789,325 and $256,000, respectively.

Note 10 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2022, and therefore is not subject to any income taxes in Hong Kong.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s WFOE to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10% provided that the offshore entity located in Hong Kong meets the requirements stipulated by relevant PRC tax regulations. The Company has not provided for deferred income tax liabilities on the WFOE’s undistributed earnings of $42,087,930 and $34,785,070 as of December 31, 2022 and 2021, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC operations for the foreseeable future.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years, which was expired on December 31, 2022. As of December 31, 2022 and 2021, the Company has not recorded any deferred tax liabilities in light of (1) its tax free arrangement; (2) its compliance with PRC EIT Law in making payments of enterprise income tax; and (3) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the current effective PRC Tax laws and regulations could result in the Company paying more enterprise income tax, which would materially and adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $1,933,000, $4,198,000 and $2,427,000, respectively. The Company’s basic and diluted earnings per share would have been lower by $0.50, $0.20 and $0.16 per share for the years ended December 31, 2022, 2021 and 2020, respectively, without the preferential tax exemption.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2022	December 31, 2021

China income tax rate	25.0%	25.0%
Tax exemption/preferential rate reduction	(21.1)%	(21.6)%
Change in valuation allowance	(3.8)%	(3.4)%
Effective tax rate	0.1%	-

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	December 31, 2022	December 31, 2021

Net operating losses	$961,468	$820,610
Allowance for doubtful accounts	10,769	27,125
Less: valuation allowance	(972,237)	(847,735)
Deferred tax assets, net	$-	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	December 31, 2022	December 31, 2021

Beginning balance	$847,735	$452,009
Additions	124,502	395,726
Ending balance	$972,237	$847,735

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

The Company’s NOL was mainly from the Company’s VIE and its subsidiaries’ cumulative net operating losses (“NOL”) of approximately $4,521,000 and $3,786,000 as of December 31, 2022 and 2021, and will start expiring in 2024. Management believes projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Taxes payable consist of the following:

	December 31, 2022	December 31, 2021

VAT payable	$6,858	$27,077
Other taxes payable	6,514	2,749
Total	$13,372	$29,826

Note 11 – Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2022 and 2021, approximately $37,574,000 and $25,572,000 was deposited in a bank located in the PRC was not insured by FSD. As of December 31, 2022 and 2021, approximately $3,421,345 and $928,913 was deposited on our trading platform trust account located in the PRC. The account is held at Ping An Bank and entrusted with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., our related party. This balance is not covered by insurance. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Customer concentration risk

Three customers accounted for approximately 59.3%, 22.5% and 17.9% of the Company’s accounts receivable as of December 31, 2022 and two customers accounted for approximately 28.5% and 66.6% of the Company’s accounts receivable as of December 31, 2021.

	December 31, 2022		December 31, 2021
	Amount	%	Amount	%
Customer A	$43,075	59.3%	$47,054	28.5%
Customer B	$16,345	22.5%	$-	-
Customer C	$12,966	17.9%	$-	-
Customer D	$-	0.0%	$109,792	66.6%

All of the Company’s revenue was generated in the PRC.

Vendor concentration risk

One vendor, a related party accounted for 30.5%, 30.1% and 65.7% of the Company’s purchases for the years ended December 31, 2022, 2021 and 2020, respectively. There is no accounts payable concentration for the years ended December 31, 2022 and 2021.

Note 12 – Related party transactions

a. Accounts receivable – related parties consist of the following:

	Relationship	Nature	December 31, 2022	December 31, 2021

Nanjing Culture Exchange Art Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.5% shares of the Company	Receivable from technological service fee revenue	$16,345	$6,070
Jinling Cultural Property Exchange Co., Ltd.(“Jinling Cultural”)	Its major shareholder is also a major shareholder of Jiangsu Yanggu	Receivable from technological service fee revenue	12,966	2,023
Total			$29,311	$8,093

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2022	December 31, 2021

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a related party of the Company	Payable for online advertising expenses	-	1,665
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	28,727	-
Total			$28,727	$1,665

c. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2022	December 31, 2021

Mun Wah Wan	Chairman of the board of directors of the Company	3,262	-
Total		$3,262	$-

d. Net revenues – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 11.5% shares of the Company	Technological service fee revenue	$29,934	$38,959	$41,571
Jinling Cultural	It is owned by our 11.5% beneficial shareholder, Huajun Gao	Technological service fee revenue	21,542	22,519	21,042
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	17,091	21,821	20,390
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(“Nanjing Jinwang”)	It is owned by Huajun Gao and Aimin Kong, each a 11.5% beneficial shareholder of the Company	Technological service fee revenue	-	17,813	-
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	97,758	132,045	130,169
Total			$166,325	$233,157	$213,172

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2022	Year Ended December 31, 2021

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$304,400	$730,006

f. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2022	Year Ended December 31, 2021

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Online advertising expenses	$43,590	$359,967

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2022. The Company was charged a yearly advertising fee of approximately $0.18 million adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2022. The contract was further amended on June 25, 2020, pursuant to which the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2022.

g. During the years ended December 31, 2022, 2021 and 2020, HKDAEx paid approximately $51,000, $65,000 and $54,000, respectively, to HKFAEx, a company owned by our Chairman for accounting and business administration services.

h. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture and Artwork Property Exchange Co., Ltd. which is controlled by Huajun Gao and Aimin Kong, each is a 11.5% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2022. Total rental expense for the years ended December 31, 2022, 2021 and 2020 was approximately $151,000, $158,000 and $148,000, respectively.

i. Other receivables – related party consist of funds which are held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. As of March 22, 2023, approximately RMB 6.0 million ($ 0.9 million) was returned to the Company.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Equity

Pursuant to the Amended and Restated Article of Association adopted by a special resolution of the shareholders of the Company dated September 12, 2019, the authorized shares of 50,000,000 ordinary shares were re-designated to 50,000,000 preferred shares of a nominal or par value of USD 0.0001 each.

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

On December 7, 2021, the Company entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements a total of 600,000 ordinary shares (the “Shares”) of the Company, par value $0.00005 per share, at a purchase price of $5.00 per share for $3,000,000 (the “Private Placements”). In connection with offering, the Company has also agreed to issue the warrants to the Investors to purchase up to an aggregate of 600,000 ordinary shares at an exercise price of $6.00 per share (the “Warrants”). The Warrants have a term of one year and are exercisable by the holder at any time after the date of issuance and prior to the expiration of the Warrants. The Shares would be issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 600,000 shares to investors and recorded net proceed of $2.0 million as of December 31, 2021. Subscription receivable amounted to $1.0 million as of December 31, 2021. This receivable was received during the year ended December 31, 2022.

On June 6, 2022, the Company entered into a Business Management Consulting Agreement with Jiangsu Siluete Brand Management Co. Ltd. (“Jiangsu Siluete”), pursuant to which the Company agreed to issue 182,280 shares to Gao Mei, who is the shareholder and CEO of Jiangsu Siluete, for consulting fee to Jiangsu Siluete from March 1, 2022 to February 28, 2023. The total stock compensation for the year ended December 31, 2022 was $464,814 based on grant date fair value of $557,777 or $3.06 per share.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2022:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	-	$-
Issued	600,000	6.00
Exercised	-	-
Expired	-	-

Warrants outstanding, as of December 31, 2021	600,000	$6.00
Issued	-	-
Exercised	-	-
Expired	600,000	$6.00

Warrants outstanding, as of December 31, 2022	-	$-

Warrants exercisable, as of December 31, 2022	-	$-

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

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

As a result of the foregoing restrictions, Oriental Culture WFOE and Jiangsu Yanggu PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Oriental Culture WFOE and Jiangsu Yanggu PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022, amounts restricted are the net assets of Oriental Culture WFOE and Jiangsu Yanggu PRC entities, which were approximately $40,620,000.

Equity Incentive Plan

The Company’s 2021 Omnibus Equity Plan (“the Plan”) was approved by the board of directors on November 8, 2021 by unanimous written consent and approved by the shareholders on December 16, 2021. The Plan allows for awards of up to 4,000,000 ordinary shares. No shares have been granted as of the date of this report.

Note 14 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.5% shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the VIE because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.5 million and due from Nangjng Jinwang of approximately 3.4 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2022. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the investigation and will provide additional information concerning its impact on the Company’s business in due course.

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

The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings as of December 31, 2022 and 2021, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Lease commitments

The Company has three non-cancellable operating lease agreements for three office units. These lease agreements have lease terms expiring between end of June 2022 and July 2024 with a monthly rental of approximately $1,900, $14,000 and $3,900, respectively.

Upon adoption of ASU 2016-02 on January 1, 2021 for the Company’s only lease that is over one year, the Company recognized approximately $34,600 of right of use (“ROU”) assets and approximately $34,600 of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 4.75%.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of approximately 1.50 years and weighted average discount rate was 4.75%.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2022 are as follows:

Twelve months ending December 31,	Minimum lease payment
2023	$21,027
2024	11,536
Total undiscounted liabilities	32,563
Less: Imputed interest	264
Total lease liabilities	$32,299

Rent expense for the years ended December 31, 2022 and 2021 was $179,552 and $186,834, respectively.

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

Our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 as our net revenues and net income decreased during the first half of 2020. Starting in July 2020, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. Our revenue and net income increased for the year ended December 31, 2021 compared to 2020 as we recovered from impact of the pandemic. Our revenue and net income decreased for the year ended December 31, 2022 compared to 2021 because the outbreak of the Omicron variant has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in many part of China in 2022. Our business and results of operations have been affected due to office closures and disruption in logistics in various parts of China. China has recently started easing the strict lockdown procedures in early December 2022, which has led to surge in COVID infections and disrupt our business operations in December 2022 and January 2023. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Note 15 – Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued and determined that there were no subsequent events that required recognition or disclosures in the consolidated financial statements.

Note 16 – Financial information of the parent company

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,452,747	$22,086,787
Other current asset	1,324,063	491,000
Escrow	600,000	600,000
Other receivable - intercompany	3,224,949	2,862,436
Total current assets	19,601,759	26,040,223

OTHER ASSETS
Investment in subsidiary	39,653,486	35,881,493
Total other assets	39,653,486	35,881,493

Total assets	$59,255,245	$61,921,716

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$70,000	$140,000
Other payables and accrued liabilities		23,958
Other payables - intercompany	9,569,397	14,569,398
Total current liabilities	9,639,397	14,733,356

Total liabilities	9,639,397	14,733,356

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, $0.00005 par value, 900,000,000 shares authorized, 30,836,992 and 30,654,712 shares issued, 21,226,992 and 21,044,712 shares outstanding as of December 31, 2022 and 2021, respectively	1,542	1,533
Treasury shares, at cost, 9,610,000 shares	(481)	(481)
Additional paid-in capital	22,349,767	21,884,962
Subscription receivable	-	(1,000,000)
Statutory reserves	124,757	112,347
Retained earnings	28,315,319	25,092,043
Accumulated other comprehensive income (loss)	(1,175,056)	1,097,956
Total shareholders’ equity	49,615,848	47,188,360

Total liabilities and shareholders’ equity	$59,255,245	$61,921,716

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2022	2021	2020

OPERATING EXPENSES:
General and administrative	$(2,869,077)	$(3,501,857)	$(4,452,154)
Total operating expenses	(2,869,077)	(3,501,857)	(4,452,154)

LOSS FROM OPERATIONS	(2,869,077)	3,501,857	(4,452,154)

OTHER INCOME (EXPENSE)
Finance expense	59,758	1,079	(17,410)
Other income, net	-	-	-
Share of income of subsidiaries	6,045,005	14,945,051	6,517,671
Total other income, net	6,104,763	14,946,130	6,500,261

NET INCOME	$3,235,686	$11,444,273	$2,048,107
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(2,273,012)	174,841	1,144,657
COMPREHENSIVE INCOME	$962,674	$11,619,114	$3,192,764

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,235,686	$11,444,273	$2,048,107
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(6,045,005)	(14,945,051)	(6,517,671)
Change in operating assets and liabilities:
Depreciation and amortization	-	-	-
(Decrease) increase in accounts payable	(70,000)	(2,820,000)	2,960,000
(Decrease) increase in other payables and accrued liabilities	(23,958)	(517,960)	50,918
(Increase) in other receivable and other current assets	(833,063)	-	-
(Increase) in other receivable - intercompany	(362,514)	(2,862,437)	-
Increase (decrease) in other payables - intercompany	(5,000,000)	13,174,933	(18,993)
Common stock issue for service	464,814	-	-
Net cash used in operating activities	(8,634,040)	3,473,758	(1,477,639)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	-	-
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares, net	1,000,000.00	2,000,000	18,090,668
Net cash provided by financing activities	1,000,000.00	2,000,000	18,090,668

CHANGES IN CASH AND CASH EQUIVALENTS	(7,634,040)	5,473,758	16,613,029

CASH AND CASH EQUIVALENTS, beginning of year	22,086,787	16,613,029	-

CASH AND CASH EQUIVALENTS, end of year	$14,452,747	$22,086,787	$16,613,029

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Business acquisition through issuance of ordinary shares	$-	$-	$-
Proceeds from initial public offerings deposited with escrow	$-	$-	$600,000
Proceeds from initial public offerings offset with intercompany payable	$-	$-	$1,413,458