Form 20-F
period 2023-12-31
Oriental Culture Holding LTD
filed 2024-04-25
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Yi Shao

Chief Executive Officer

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

Telephone: (852) 2110-3909

Email: ir@ocgroup.hk

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00025	OCG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 4,269,340 ordinary shares outstanding.

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

“Ordinary Share(s)” are our ordinary shares with a par value of US$0.00025 per share;

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

“VIE” are to variable interest entity; and

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollars. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2023, the exchange rate was RMB 7.0827 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK 7.8109 to $1.00 which is the unified exchange rate as quoted by the Federal Reserve.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the collectibles and artwork trading and related services marketplace market in Hong Kong and China;

●	fluctuations in interest rates;

●	our expectations as to collectability of the revenues from collectibles and artwork trades facilitated through our platform and our services to our customers;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with collectibles and artwork buyers and sellers;

●	competition in our industry; and

●	relevant government policies and regulations and enforcement actions relating to our industry; and

●	impact of COVID-19 on our business and financial conditions.

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

There are legal and operational risks associated with being based in and having our operations in Hong Kong and China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Tahota (Nanjing) Law Firm, our offerings will be subject to the New Overseas Listing Rules but such offerings are not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering since the Company is already listed on an oversea exchange before the effective date of the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

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

Permissions Required from the PRC Authorities for Our Operations

Jiangsu Yanggu and its subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are their business licenses. Other than the business licenses, the VIE and its subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business while the Company is subject to New Overseas Listing Rules for offering the securities to investors. We, our subsidiaries, or VIE and its subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s business and operations. As the VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel Tahota (Nanjing) Law Firm (“Tahota Law Firm”), we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or an Online Platform Operator as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022. As of the date of this report, we, our subsidiaries, the VIE and its subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors except for the filing requirement under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of the VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiary or VIE and its subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of income and cash flows for the years ended December 31, 2023 and 2022 and selected balance sheet information as of December 31, 2023 and 2022 showing  financial information for the Company (excluding the VIEs), the VIEs, eliminating entries and consolidated information.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,979,793	$27,289	$-	$-		$15,007,082	$1,101,579	$1,575,357	$-		$2,676,936	$-		$17,684,018
Restricted cash	-	-	-	-		-	-	14,740,676	-		14,740,676	-		14,740,676
Short-term investment	-	-	-	-		-	3,247,349	-	-		3,247,349	-		3,247,349
Restricted investment	-	-	-	-		-	-	1,741,423	-		1,741,423	-		1,741,423
Accounts receivable, net	-	-	-	-		-	-	-	-		-	-		-
Accounts receivable, related party	-	-	-	-		-	-	-	-		-	-		-
Other receivables and prepaid expenses	16,000	11,029	-	-		27,029	-	106,676	-		106,676	-		133,705
Deposit	-	-	-	-		-	-		-		-	-		-
Other receivable related party	-	-	-	-		-	-	346,114	-		346,114	-		346,114
Other receivable - intercompany	3,309,212	1,000,000	-	(3,309,212	)(d1)	1,000,000	233,429	12,681,995	-		12,915,424	(1,000,000	)(e)	-
												(8,850,609	)(d2)
												(3,831,386	)(d3)(d4)
Other receivable - VIE	-	100,069	-	-		100,069	39,023,990	-	(39,023,990	)(b)	-	(100,069	)(d3)	-
Escrow	-	-	-	-		-	-	-	-		-	(233,429	)(d4)	-
Total current assets	18,305,005	1,138,387	-	(3,309,212)		16,134,180	43,606,347	31,192,241	(39,023,990)		35,774,598	(14,015,493)		37,893,285

PROPERTY AND EQUIPMENT, NET	-	2,479	-	-		2,479	-	9,168,627	-		9,168,627	-		9,171,106

OTHER ASSETS
Prepaid expenses - non current	-	-	-	-				108,320	-		108,320	-		108,320
Right of use assets	-	11,477	-	-		11,477	-	-	-		-	-		11,477
Escrow	-	-	-	-		-	-	-	-		-	-		-
Investment	-	-	-	-		-	-	917,002	-		917,002	-		917,002
Intangible assets, net	-	454,006	-	-		454,006	-	75,639	-		75,639	-		529,645
Investment in subsidiaries	37,876,525	-	40,007,340	(38,280,162	)(a)	39,603,703	-	-	-		-	(39,603,703	)(c)	-
Other receivable - intercompany	-	-	-	-		-	-	-	-		-	-		-
Total other assets	37,876,525	465,483	40,007,340	(38,280,162)		40,069,186	-	1,100,961	-		1,100,961	(39,603,703)		1,566,444

Total assets	$56,181,530	$1,606,349	$40,007,340	$(41,589,374)		$56,205,845	$43,606,347	$41,461,829	$(39,023,990)		$46,044,186	$(53,619,196)		$48,630,835

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,062,484	$-	$-	$-		$1,062,484	$-	$1,504,171	$-		$1,504,171	$-		$2,566,655
Accounts payable - related parties	-	-	-	-		-	-	27,885	-		27,885	-		27,885
Deferred revenue	-	-	-	-		-	-	181,930	-		181,930	-		181,930
Other payables and accrued liabilities	-	5,963	-	-		5,963	-	270,451	-		270,451	-		276,414
Taxes payable	-	-	-	-		-	4,333	12,492	-		16,825	-		16,825
Lease liability - Current	-	11,477	-	-		11,477	-	-	-		-	-		11,477
Other payable - intercompany	-	3,066,452	-	(3,066,452	)(d1)	-	-	440,910	-		440,910	-		-
												(3,828,103	)(d4)
												(457,116	)(d3)
Other payable - VIE	9,569,397	249,635	-	-		9,819,032	3,594,674	-	-		3,594,674	(9,569,397	)(d2)	-
Total current liabilities	10,631,881	3,333,527	-	(3,066,452)		10,898,956	3,599,007	2,437,839	-		6,036,846	(13,854,616)		3,081,186

Lease liability - Non-current	-	-	-	-		-	-	-	-		-	-		-

Total liabilities	10,631,881	3,333,527	-	(3,066,452)		10,898,956	3,599,007	2,437,839	-		6,036,846	(13,854,616)		3,081,186

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	22,443,788	1,750,295	-	(1,750,295	)(a)	22,443,788	1,000,000	113,299	(113,299	)(b)	1,000,000	(1,000,000	)(e)	22,443,788
Subscription receivable	-	-	-	-		-	-	-	-		-	-		-
Statutory reserves	153,037	-	-	-	(a)	153,037	8,274	144,764	(144,764	)(b)	8,274	(8,274	)(c)	153,037
Retained earnings	24,688,559	(3,469,907)	42,246,792	(38,776,885	)(a)	24,688,559	41,238,518	41,144,090	(41,144,090	)(b)	41,238,518	(41,238,518	)(c)	24,688,559
Accumulated other comprehensive income (loss)	(1,735,735)	(7,566)	(2,239,452)	2,004,258	(a)(d1)	(1,978,495)	(2,239,452)	(2,378,163)	2,378,163	(b)	(2,239,452)	2,482,212	(c)(d2-d4)	(1,735,735)
Total shareholders’ equity	45,549,649	(1,727,178)	40,007,340	(38,522,922)		45,306,889	40,007,340	39,023,990	(39,023,990)		40,007,340	(39,764,580)		45,549,649

Total liabilities and shareholders’ equity	$56,181,530	$1,606,349	$40,007,340	$(41,589,374)		$56,205,845	$43,606,347	$41,461,829	$(39,023,990)		$46,044,186	$(53,619,196)		$48,630,835

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate receivable as result of contractual agreement from VIE with VIE’s equity.

(c)	To eliminate holding company’s investment of WFOE.

(d)	To eliminate intercompany balances:

	Due from	Due to	Amount
(1)	HK subsidiaries	Holding	3,309,212	Intercompany borrowing
(2)	Holding	VIE	8,850,609	Real estate deposit paid by VIE, refunded to Holding
(3)	HK subsidiaries	VIE	457,116	Intercompany balance
(4)	WFOE	VIE	3,828,103	Intercompany balance

(e)	To eliminate HK subsidiaries capital injection to WFOE.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENDSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2023

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
Operating revenues	$-	$-	$-	$-		$-	$-	$1,580,058	$-		$1,580,058	$-	(c)	$1,580,058
Cost of revenues	-	(5,056)	-	-		(5,056)	-	(400,572)	-		(400,572)	-		(405,628)
Gross profit	-	(5,056)	-	-		(5,056)	-	1,179,486	-		1,179,486	-		1,174,430
Operating expenses	(2,309,152)	(625,396)	-	-		(2,934,548)	(14,374)	(2,560,916)	-		(2,575,290)	-	(c)	(5,509,838)
Income from operations	(2,309,152)	(630,452)	-	-		(2,939,604)	(14,374)	(1,381,430)	-		(1,395,804)	-		(4,335,408)
Other income (expense)	181,743	(140)	-	-		181,603	101,464	468,694	-		570,158	-		751,761
Provision for income tax	-	-	-	-		-	(4,355)	(10,478)	-		(14,833)	-		(14,833)
Income from VIE	-	-	-	-		-	(923,214)	-	923,214	(b)	-	-		-
Income from subsidiaries	(1,471,071)	-	(840,479)	1,471,071	(a)	(840,479)	-	-	-		-	840,479	(d)	-
Net income (loss)	$(3,598,480)	$(630,592)	$(840,479)	$1,471,071		$(3,598,480)	$(840,479)	$(923,214)	$923,214		$(840,479)	$840,479		$(3,598,480)

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate VIE income by WFOE

(c)	to eliminate intercompany revenue and expenses for services provided by the Company’s HK subsidiary to its VIE.

(d)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Holding	HK Subsidiaries	BVI	WFOE	VIE	Total	Elimination	Consolidated
Net cash provided by (used in) operating activities	$181,835	$(375,589)	$-	$3,631,272	$187,072	$3,624,590	$-	$3,624,590
Net cash provided by (used in )investing activities	-	72,887	-	(3,247,349)	2,663,214	(511,248)	-	(511,248)
Net cash provided by (used in) financing activities	345,210	254,790	-	-	-	600,000	-	600,000
Effect of exchange rate	-	39,903	-	(100,003)	(213,769)	(273,869)	-	(273,869)
Net increase in cash and cash equivalents	527,045	(8,009)	-	283,920	2,636,517	3,439,473	-	3,439,473
CASH AND CASH EQUIVELENTS, beginning of year	14,452,748	35,298	-	817,659	13,679,516	28,985,221	-	28,985,221
CASH AND CASH EQUIVELENTS, end of year	$14,979,793	$27,289	$-	$1,101,579	$16,316,033	$32,424,694	$-	$32,424,694

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Holding	HK Subsidiaries	BVI		Elimination		Total outside PRC	WFOE		VIE	Elimination		Total inside PRC	Elimination			Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,452,747	$35,299	$				$14,488,046		$817,659	$1,883,128			$2,700,787	$			$17,188,833
Restricted cash										11,796,388			11,796,388				11,796,388
Short-term investment
Restricted investment										4,703,323			4,703,323				4,703,323
Accounts receivable, net		207					207										207
Accounts receivable, related party										29,311			29,311				29,311
Other receivables and prepaid expenses	1,324,063	10,803					1,334,866			3,107,080			3,107,080				4,441,946
Deposit
Other receivable related party										3,421,345			3,421,345				3,421,345
Other receivable - intercompany	3,224,949	1,000,000			(3,224,949	)(d1)	1,000,000		182,959	9,300,687			9,483,646		(1,000,000	)(d2)
															(9,000,690	)(d3)
															(299,997	)(d4)(d5)
Other receivable - VIE		100,189					100,189		40,619,835		(40,619,835	)(b)			(100,189	)(d4)
Escrow	600,000						600,000								(182,959	)(d5)	600,000
Total current assets	19,601,759	1,146,498			(3,224,949)		17,523,308		41,620,453	34,241,262	(40,619,835)		35,241,880		(10,583,835)		42,181,353

PROPERTY AND EQUIPMENT, NET		5,937					5,937			9,417,776			9,417,776				9,423,713

OTHER ASSETS
Certificate deposit
Right of use assets		34,345					34,345										34,345
Escrow
Investment										932,552			932,552				932,552
Intangible assets, net		740,697					740,697			76,188			76,188				816,885
Investment in subsidiaries	39,653,486			40,620,453	(39,268,629	)(a)	41,005,310								(41,005,310	)(c)
Other receivable - intercompany															-
Total other assets	39,653,486	775,042		40,620,453	(39,268,629)		41,780,352			1,008,740			1,008,740		(41,005,310)		1,783,782

Total assets	59,255,245	$1,927,477		40,620,453	(42,493,578)		$59,309,597		$41,620,453	$44,667,778	(40,619,835	)(b)	$45,668,396		$(51,589,145)		$53,388,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	70,000	$103	$				$70,103	$		$2,889,312			$2,889,312	$			$2,959,415
Accounts payable - related parties										28,727			28,727				28,727
Deferred revenue										449,037			449,037				449,037
Other payables and accrued liabilities		11,770					11,770			278,380			278,380				290,150
Taxes payable										13,372			13,372				13,372
Lease liability - Current		20,808					20,808										20,808
Other payable - intercompany		2,985,193			(2,985,193	)(d1)			1,000,000	389,115			1,389,115		(1,000,000	)(d2)
															(178,116	)(d5)
															(460,935	)(d4)
Other payable - VIE	9,569,397	249,936					9,819,333								(9,569,397	)(d3)
Total current liabilities	9,639,397	3,267,810			(2,985,193)		9,922,014		1,000,000	4,047,943			5,047,943		(11,208,448)		3,761,509

Lease liability - Non-current		11,491					11,491										11,491

Total liabilities	9,639,397	3,279,301			(2,985,193)		9,933,505		1,000,000	4,047,943			5,047,943		(11,208,448)		3,773,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	22,350,828	1,495,505			(1,495,505	)(a)	22,350,828			113,299	(113,299	)(b)					22,350,828
Subscription receivable
Statutory reserves	124,757					(a)	124,757			124,757	(124,757	)(b)					124,757
Retained earnings	28,315,319	(2,839,315)		42,078,998	(39,239,683	)(a)	28,315,319		42,078,998	42,087,312	(42,087,312	)(b)	42,078,998		(42,078,998	)(c)	28,315,319
Accumulated other comprehensive income (loss)	(1,175,056)	(8,014)		(1,458,545)	1,226,803	(a)(d1)	(1,414,812)		(1,458,545)	(1,705,533)	1,705,533	(b)	(1,458,545)		1,698,301	(c)(d3-d5)	(1,175,056)
Total shareholders’ equity	49,615,848	(1,351,824)		40,620,453	(39,508,385)		49,376,092		40,620,453	40,619,835	(40,619,835)		40,620,453		(40,380,697)		49,615,848

Total liabilities and shareholders’ equity	$59,255,245	$1,927,477		$40,620,453	(42,493,578)		$59,309,597		$41,620,453	$44,667,778	(40,619,835)		$45,668,396		$(51,589,145)		$53,388,848

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate receivable as result of contractual agreement from VIE with VIE’s equity.

(c)	To eliminate holding company’s investment of WFOE.

(d)	To eliminate intercompany balances:

	Due from	Due to	Amount
(1)	HK subsidiaries	Holding	3,224,949	intercompany borrowing
(2)	WFOE	HK subsidiaries	1,000,000	intercompany borrowing
(3)	Holding	VIE	9,000,690	Real estate deposit paid by VIE, refunded to Holding
(4)	HK subsidiaries	VIE	460,935	Intercompany balance
(5)	WFOE	VIE	178,116	Intercompany balance

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENDSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

	Holding		HK Subsidiaries		BVI		Elimination		Total outside PRC		WFOE		VIE	Elimination			Total inside PRC	Elimination		Consolidated
Operating revenues	$		$		$				$		$		$17,813,254	$			$17,813,254	$(115	)(c)	$17,813,139
Cost of revenues		(6,560)		(30,429)						(36,989)			(959,470)				(959,470)			(996,459)
Gross profit		(6,560)		(30,429)						(36,989)			16,853,784				16,853,784	(115)		16,816,680
Operating expenses		(2,862,517)		(1,239,660)						(4,102,177)			(10,125,268)				(10,125,268)	115	(c)	(14,227,329)
Income from operations		(2,869,077)		(1,270,089)						(4,139,166)			6,728,516				6,728,516			2,589,351
Other income(expense)		59,758		(176)						59,582		618	590,947				591,565			651,147
Provision for income tax													(4,812)				(4,812)			(4,812)
Income from VIE												7,314,651			(7,314,651	)(b)
Income from subsidiaries		6,045,005				7,315,269	(6,045,005	)(a)		7,315,270								(7,315,270	)(d)
Net income		$3,235,686		$(1,270,265)		$7,315,269	(6,045,005)			$3,235,686		$7,315,269	$7,314,651		$(7,314,651)		$7,315,269	$(7,315,270)		$3,235,686

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate VIE income by WFOE

(c)	to eliminate intercompany revenue and expenses for services provided by the Company’s HK subsidiary to its VIE.

(d)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

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

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation and charges against major shareholders of the Company and its related party Nanjing Jinwang in China, which has and could continue to materially and negatively impact the business operations and financial results of the Company.

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

We launched our Company in 2018 and have a limited operating history. The success of our business depends primarily on the number of collectibles and artwork products listed and traded on our platforms. Therefore, our ability to continue to attract customers to list, sell and buy collectibles and artwork products on our platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new products, services and markets, manage our growth while maintaining consistent and high-quality services, and make our platform more efficient and effective for our customers. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic during the first half of 2020, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities were severely disrupted and hindered due to the office closure, quarantine, travel and transportation restrictions imposed by the government, which have caused material negative impact on our business and results of operations. In addition, we originally planned to expand our business internationally, especially in the United States, including to carry out a comprehensive brand promotion in the U.S. and cooperate with American collectible and artwork agencies to select Western-themed collectibles and artworks for listing on our platform. Due to the outbreak of the pandemic, frozen bank account due to investigation of our major shareholders and the slow-down of Chinese economy since COVID-19, we were unable to implement our international market and business development as originally planned. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023.

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

Our business has achieved rapid growth since our inception. Our total revenues increased from nil for the period from March 2018 (when we commenced our operations) to approximately $1.6 million for the year ended December 31, 2023 and approximately $17.8 million for year ended December 31, 2022. However, our historical growth rate and the limited history of our operations make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all. For example, our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 and actions taken by the government to contain the spread of the pandemic, especially in 2022. Also, our business operations have been materially and negatively impacted due to the frozen bank accounts by Nan County Public Safety Bureau. Most of the businesses in China have reopened and resumed since February 2023. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities may be imposed by local governments for any resurgence of COVID-19.

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation of major shareholders of the Company and its related party Nanjing Jinwang which has and could continue to materially and negatively impact the business operations and financial results of the Company.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. The Court had the trial in January 2024 and both of them are currently released on bail waiting for the judgement of the Court.

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

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $16.5 million and due from Nangjng Jinwang of approximately $0.3 million relating to the Nanjing Jinwang case as described above as of December 31, 2023. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE. At the time of such accounts being frozen, the Company’s fund deposited with Nanjing Jinwang amounted to $4 million. Currently the customers can freely transfer their deposits out of the trust account and can make their withdrawals based on their actual needs.

Due to the Nanjing Jinwang case and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and had concerns regarding their deposited funds. The frozen accounts of the subsidiaries of the VIE have also negatively impacted cash flow for these companies although they have other bank accounts that operate normally for their daily business operations. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. Currently the customers can freely transfer their deposits out of the trust account. The Company has also taken measures to reduce the cost and expenses for the subsidiaries of the VIE to respond to cash flow issues. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all and the Company cannot reasonably estimate when the bank accounts for the subsidiaries of the VIE will be unfrozen by the Nan County Public Safety Bureau.

NCPP has prosecuted them to the Court and the Court had the trial in January 2024 and both of them are currently released on bail waiting for the judgement of the Court. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the development of the case and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. Although neither the Company, nor its VIE or subsidiaries of its VIE has received any notification from Nan County Public Safety Bureau indicating it is a part of the current case, we cannot assure you that they won’t be subject to the investigation in the future, if that happens, we might face penalties, negative publicity and loss of business which could which will materially and adversely affect our business operations and financial results.

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

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. This crisis is like no other, the impact to Chinese economy is large and the recovery from such impact has been slow. It is extremely uncertain about China’s growth forecast, which could seriously affect people’s investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations.

The artwork and collectible markets may be influenced over time by the overall strength and stability of the global economy and the financial markets such as war in Ukraine and mid-east, high interest rate, inflation, and outbreak of any epidemic. In addition, political conditions and US and China relations may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art and collectibles in the wake of economic uncertainty.

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

Trading volumes are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading such as office and warehouse closure and transportation restrictions imposed by the government due to outbreak of pandemic, which could cause the lack of artwork products and collectibles being listed on our platform for trading, the level and volatility of interest rates, inflation, changes in price of collectibles and artwork and the overall level of investor confidence. In recent years, trading volumes across our markets have fluctuated depending on market conditions and other factors beyond our control. Because a significant percentage of our revenues are tied directly to the trading volumes on our markets, it is likely that a general decline in trading volumes would lower revenues and may adversely affect our operating results. Declines in trading volumes may also impact our market share or pricing structures and adversely affect our business and financial condition.

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

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2023, there were over 10 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

Our annual and interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in annual or interim results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

●	our ability to attract new clients, retain existing clients and list new products for trading on our platforms;

●	changes in our mix of services and introduction of new services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	network outages or security breaches;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy, or enforcement by government regulators, including fines, freeze bank accounts, orders or consent decrees;

●	general economic, industry and market conditions, including changes in Chinese or global business or macroeconomic conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

●	health epidemics or pandemics, such as the coronavirus outbreak (COVID-19) and government’s action to contain the spread of the pandemic.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $0.2 million in 2023 and $0.5 million in 2022, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd., Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which are controlled or owned by Mr. Huajun Gao and/or Mr. Aimin Kong, each is a 10.7% beneficial shareholder of the Company. We also entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd., as online advertising service provider to promoting our collectibles and artworks. For the year ended December 31, 2023, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 1.1%, 0.1%, 0.9%, 15.8%, 0.0% and 4.8% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. For the year ended December 31, 2022, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 1.0%, 1.1%, 0.9%, 30.5%, 0.6% and 3.7% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our online trading platforms are dependent on the secure operation of our websites and systems as well as the operation of the internet generally. Our business involves the storage of customers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. A number of large internet companies have suffered security breaches, some of which have involved intentional ransomware attacks. From time to time, we and many other internet businesses also may be subject to a denial of service attacks wherein attackers attempt to block customers’ access to our website with ransomware. If we are unable to avert a denial of service attack for any significant period, we could sustain substantial loss from payment of ransom fee, lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks.

Cyberattacks may target us, our customers, our suppliers, banks, payment processors, e-commerce in general or the communication infrastructure on which we depend. If an actual or perceived attack or breach of our security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and we could lose customers, vendors or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants. A person who is able to circumvent our security measures might be able to misappropriate our or our customers’ proprietary information, cause interruption in our operations, damage our computers or those of our customers, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. At the end of 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world, including Hong Kong and the U.S. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S.

Our results of operations were materially adversely affected by the outbreak of COVID-19. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities have been severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government during the first half of 2020, which have caused a material negative impact on our business and results of operations in 2020. Most of the businesses in China have reopened and resumed since the second half of 2020. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments due to the outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanjing, Nanchang and Taiyuan in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023. The government authorities may issue new orders of office closure, travel and transportation restrictions due to the resurgence of COVID-19 and new variants. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

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

In the opinion of our PRC counsel, Tahota (Nanjing) Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and consolidated VIE and its wholly owned subsidiaries, and the contractual arrangements among the WFOE, the VIE and the shareholders of the VIE are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Tahota Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

The consolidated VIE and its subsidiaries hold certain assets that are material to the operation of our business, including certain domain names, supporting system and equipment for our online trading platforms. Under the contractual arrangements, the consolidated VIE may not and its shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the consolidated VIE’s shareholders breach these contractual arrangements and voluntarily liquidate the consolidated VIE and its subsidiaries or the consolidated VIE and its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated VIE and its subsidiaries undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including control the online trading of collectibles. Since the outbreak of COVID-19, China’s economic growth has slowed down significantly and the recovery has been slow. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with Jiangsu Yanggu and its shareholders. Although we have been advised by our PRC counsel Tahota (Nanjing) Law Firm that based on their understanding of the current PRC laws, rules and regulations, the contractual arrangements, as well our ability to enforce our rights thereunder, comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual rights over the business and assets of PRC subsidiaries or the VIE and its subsidiaries that conduct all or substantially all of our operations in China.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations and value of our securities may decline or become worthless.

We conduct our operations in China through the VIE Jiangsu Yanggu, which entered into a series of contractual arrangements by and among WFOE, the VIE and its shareholders. These contractual agreements enable us to (i) exercise contractual rights over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity and asset interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we consolidate financial results of the VIE in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel Tahota Law Firm, (i) the ownership structures of the VIE and WFOE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements among WFOE, the VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If we or the VIE are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of Jiangsu Yanggu and/or voiding the contractual arrangements;

●	discontinuing or restricting the operations of Jiangsu Yanggu and its subsidiaries;

●	imposing conditions or requirements with which we or Jiangsu Yanggu may not be able to comply;

●	requiring us to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our offering to finance our business and operations in China; or

●	imposing fines or other forms of economic penalties.

As we do not have direct ownership of Jiangsu Yanggu, the imposition of any of these penalties may have a material adverse effect on our financial condition, results of operations and prospects. If occurrences of any of these events result in our inability to direct the activities of the VIE and its subsidiaries in China, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. The Company and its offerings will be subject to New Overseas Listing Rules. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As confirmed by our PRC counsel Tahota (Nanjing) Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms through our subsidiaries in Hong Kong which are not subject to the laws and regulations of China, and the VIE and its subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

Furthermore, according to the newly published New Overseas Listing Rules, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, we are required to file with CSRC within three business days after our offerings. It is uncertain when and whether we will be required to obtain permission from the PRC government to list and trade on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offering under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries or VIE will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries or VIE do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2022 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

In addition, the Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” pursuant to the “Negative List” released by or upon approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in the Negative List; and, after satisfying certain additional requirements and conditions as set forth in the “Negative List” (for instance, Chinese shareholders are required to control or hold a certain percentage of equity interest in a foreign invested enterprise), are allowed to make investments in industries which are listed as “restricted” in the Negative List. For any foreign investor that fails to comply with the Negative List, the competent authorities can ban its investment activities, require such investor to take measures to correct its non-compliance activities and impose other penalties. Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu might engage restricted business listed on the Negative List.

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

We operate international online trading platforms that provide state-of-the-art, convenient services for various types of collectibles and artwork, incorporated in Hong Kong. We provide an on-line platform for our clients to trading coins, stamps, ancient coins, and other collectibles and artwork. According to Rules for Trading Cultural And Art Collections (interim) (the “Trading Rules”) of International Exchange, we do not provide an “equal share public offering”, which means dividing a trading subject into several shares, but only allow a physical subject to be traded as a whole. After trading, the original owner and the successful bidder can pick up the goods from the relevant storage company.

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

We conduct our business primarily in China. Our business depends substantially on the conditions of the PRC and Hong Kong art and collectibles markets. Demand for collectibles and artwork in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in prices. Fluctuations of supply and demand in China’s art market are caused by economic, social, political and other factors, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic as well as its impact on the overall Chinese economy, interest rates, inflation, deflation, discretionary consumer spending and investment desires in art and collectibles. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the art and collectible markets. These measures have affected and may continue to affect the conditions of China’s art and collectible markets and cause fluctuations in collectibles and artwork prices. To the extent fluctuations in the art market may adversely affect the trading volume on our platforms, or require us to provide our services on unfavorable terms, our financial condition and results of operations may be materially and adversely affected.

Our business is susceptible to fluctuations of the commodities trade on our market.

Starting in 2019, we began to list certain commodities such as teas, Yun Nan Ham and Chinese mitten crabs on our platform. Customer trading activities are to some extent influenced by the changes in these commodity prices in international and domestic markets. As a result, our future operating results may be subject to the fluctuations of these products due to the risks related to natural disasters such as drought, flood, snowstorms or other abnormal temperature changes, extreme weather and health epidemics or pandemics, which are unpredictable and beyond our control. Any pandemic outbreak such as COVID-19 and the government’s action to contain the spread of the pandemic could materially negatively impact our ability of listing, trading and delivery of such products. We currently only have teas listed on our platform. The prices and trading for teas could also be affected by the outbreak of diseases to tea trees which could significantly decrease the quantity and quality of these products for trading on our platform. The general trading activities of these commodities are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in these commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level of these commodities on our platform and adversely affect our business and results of operations and cash flows.

The legal rights we hold to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating our business or increase the costs associated with our business operations.

For the business facilities and warehouses that we are currently using, we do not hold property ownership with respect to the premises under which those facilities are operated. Instead, we rely on leases with the property owners. Our general practice requires us to examine the title certificates of the property owners as part of our due diligence before entering into a lease with them. If we fail to identify encumbrances on the title, our leases of such properties may be challenged or even invalidated by government authority or relevant dispute resolution institutions. As a result, the development or operations of our facilities on such properties could be adversely affected.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when they are granted options or other awards. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We may face other regulatory uncertainties that could restrict our ability to grant stock awards under incentive plans to our directors, executive officers and employees under PRC law. The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 800,000 shares (post reverse split) and 300,000 shares have been granted to the officers of the Company as of the date of this report. Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and receive stock awards from the Company are subject to the SAFE registration requirement and have completed the registration.

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

After the expiration of their initial 5-year period ending in December 2022, Kashi Longrui and Kashi Dongfang are not exempted from enterprise income tax and are subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income, which will significantly reduce our profitability and negatively affect our financial results.

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

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese and Hong Kong art and collectible and related service markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other collectibles and artwork trading and related services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB, Hong Kong dollar and the U.S. dollar;

●	Legal, economic or political conditions in China and Hong Kong; and

●	health epidemics or pandemics, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic.

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

The notification has no immediate effect on the listing of the Company’s ordinary shares. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company had a period of 180 calendar days from the date of notification, until May 8, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement.  On May 10, 2023, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company had been granted an additional 180 calendar day period or until November 6, 2023, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule.

On October 10, 2023, the shareholders of the Company approved the resolution of a share consolidation (the “Share Consolidation”) of the issued and authorized ordinary shares of the Company at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the ordinary shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of the resolution but before October 18, 2023, to be determined by the Board of Directors of the Company (the “Board”) in its discretion. On October 10, 2023, the Board determined the ratio for Share Consolidation to be one (1)- for five -(5). The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

On November 1, 2023, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common stock has been $1.00 per share or greater for 10 consecutive trading days, from October 18, 2023 to October 31, 2023. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

On April 18, 2018, HKDAEx Limited (“HKDAEx”) was incorporated under Hong Kong law. On May 9, 2019, we acquired all of the outstanding equity interests of HKDAEx from its original shareholder-HKFAEX Group Limited (“HKFAEX”) for a consideration of 2,400,000 ordinary shares (pre forward share split in November 2019) of the Company. Effective from May 9, 2019, HKDAEx became our wholly-owned subsidiary. HKDAEx provides our customers with an online trading platform for products and commodities other than collectible and artwork in Hong Kong.

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

In March 2022, Jiangsu Yanggu signed a Capital Increase Investment Agreement (“Agreement”) with Noble Family New Retail Co., Ltd. (“Noble Family”), Beijing Wen Jiao Technology Co., Ltd. (“BJWJ”) and two investors to acquire shares and increase capital of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”). Pursuant to the Agreement, Jiangsu Yanggu acquired 11.875% equity interest of JYLJ through a cash contribution of RMB 6 million (approximately $923,076) and has provided certain internet development resources and technical support to JYLJ. Noble Family and BJWJ, the existing shareholders of JYLJ and two new investors also made contributions in cash for an aggregate of RMB44 million (approximately $6.77 million) and certain initial work and business resources to JYJL. After this capital increase, Jiangsu Yanggu became the third largest shareholder of JYLJ. JYLJ primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital are mainly used for this development. As of the date of this report, JYLJ has developed certain programs and apps but the project is not completed and has not been put in operations.

On October 10, 2023, the shareholders of the Company approved the resolution of a share consolidation (the “Share Consolidation” or “Reverse Stock Split”) of the issued and authorized ordinary shares of the Company at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the ordinary shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of the resolution but before October 18, 2023, to be determined by the Board of Directors of the Company (the “Board”) in its discretion. On October 10, 2023, the Board determined the ratio for Share Consolidation to be one (1)- for five -(5), accompanied by a corresponding increase in the par value of the ordinary shares to $0.00025. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.  Upon the effective of the Share Consolidation, each of the issued and unissued ordinary shares with a par value of US$0.00005 to be consolidated into one ordinary share with par value of $0.00025 each, such that immediately following the Share Consolidation, the authorized share capital of the Company changed from (a) US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 per share of which (x) 900,000,000 shares are designated as ordinary shares with a par value of US$0.00005 per share and (y) 100,000,000 shares are designated as preferred shares with a par value of US$0.00005 per share, to (b) US$50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with par value of US$0.00025 per share and (y)100,000,000 shares are designated as preferred shares with par value of US$0.00005 per share.

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

According to the report of “E-commerce in China 2022” released by Ministry of Commerce of People’s Republic of China on June 9, 2023, China’s e-commerce continued to grow in 2022. Data of National Bureau of Statistics of China indicates that in 2022, the national e-commerce transaction volume reached RMB 43.8 trillion (approximately $6.17 trillion), an increase of 3.5% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art and collectibles e-commerce are gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with extensive cultural and art collection and collectibles market operations and marketing experience, we seize development opportunities to provide online and offline services for the domestic and international art and collectibles trading business.

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

We request all our customer representatives conduct customer communications via our communication system that is closely monitored by us.

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

The platforms have not adopted any deposit-based leveraged trading system. Customers can only use the funds as they are deposited.

Sales and Marketing

Our marketing activities include promoting our brand to increase recognition, attracting new customers through targeted marketing and promoting our client software, which has a broader reach of users who might become our potential customers.

We market our electronic trading platform through participation in culture and art exhibitions and internet advertising, both through online and traditional marketing channels. Although the in-person meetings and culture and art exhibitions were suspended in China during the outbreak of COVID-19 during the first half of 2020. In addition, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments due to the outbreak of Omicron variant in Hong Kong and many cities in China, including Shenzhen, Xi’an, Shanghai, Guangzhou, Nanjing, Nanchang and Taiyuan in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023 and our marketing activities were negatively impacted in the cities that governments have imposed such restrictions.

Our online marketing relies mainly on search engine marketing. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our corporate pages on popular interactive social media such as Weibo and WeChat.

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

Our Customers

Our customers are the Traders and Original Owners. Because we have listed 135 types of collectibles, artwork and commodities in 2023 and we are constantly marketing and increasing our customer base, it is difficult to ascertain if the loss of a single customer, or a few customers, would have a material adverse effect on us. No one customer constitutes in the aggregate 10% or more of our consolidated revenue.

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

After completion of the account opening process, a customer can link his or her personal bank account to his or her trading deposit account, which is an independent depository account under his/her trading account. We cannot access our customers’ money, but we can monitor their trading activities and account balances in real time through the platform’s information system. Customers can freely withdraw funds from their accounts so long as the minimum deposit requirements for their trading positions are met. After a trading account is activated, it becomes a “tradable” account and will remain tradable until the account is closed. We define “active” accounts as tradable accounts that have executed at least one trade during a relevant period.

We believe that the growth of tradable accounts and active accounts, combined with our strategy to focus on premier customers, has historically contributed to the significant growth of our trading volume.

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2023, there were over 10 active art e-commerce platforms operating nationwide in China. The trading service providers compete with   each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

Regulations on Overseas Listings

On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

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

Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu might engage in services that are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the VIE agreements between the WFOE and the variable interest entity are necessary and essential for our business operations without the equity ownership of VIE. These contractual arrangements with the variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate their financial results as the VIE without being deemed as a foreign invested company.

PRC Laws and Regulations relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The revised Company Law will take into effect in July 2024. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Under the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investor in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited.” The list of industries in these two categories is sometimes referred to as the “negative list.” The Foreign Investment Law provides that foreign investors may not invest in the prohibited industries and must meet such requirements as stipulated for making investment in restricted industries. The most recent list of restricted and prohibited industries can be found in the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), which was promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effect from January 1, 2022. Industries that are not restricted or prohibited are generally open for foreign investments unless specifically restricted by other PRC laws.

The Foreign Investment Law and its implementing rules also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise will have legal liabilities imposed for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

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

Dividend distribution

The Foreign Investment Law, promulgated on March 15, 2019 and became effective on January 1, 2020, and the Implementation Regulations for the Foreign Investment Law, promulgated in December 26, 2019 and became effective on January 1, 2020, are the key regulations governing distribution of dividends of foreign-invested enterprises.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

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

Though the business we conduct through the variable interest entity is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, we expect that in the future Jiangsu Yanggu might engage in business that are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted in conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and the variable interest entity are necessary and essential for our business operation without the equity ownership of the VIE. These contractual arrangements with the variable interest entity and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate the financial results of the VIE and its wholly owned subsidiaries without being deemed as a foreign invested company.

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

D. Property, Plants and Equipment

Our principal executive offices are located in Hong Kong where we lease approximately 51 square meters of office space. We also lease approximately 2,500 square meters of office space in China. Our leased premises are leased from unrelated third parties and related parties who either have valid title to the relevant properties or proper authorization from the title holder to sublease the property. On November 4, 2021, Kashi Dongfang and Kashi Longrui, the wholly owned subsidiaries of Jiangsu Yanggu, jointly entered into an agreement acquired an office building from Nanjing Z-COM Wireless Communication Technology Co., Ltd. for a total amount of RMB60 million (approximately $9.2 million). The office building is located at Building 30, #699-22, Xuanwu Avenue, Xuanwu District, Nanjing City, Jiangsu Province, which is approximately 6,840 square meters. The land use right for the land occupied by the building was acquired by means of purchase and remains valid until December 20, 2056. The Company completed the decoration of the building in January 2024, which has been used as our office space in China since February 2024.

We believe that we will have adequate facilities to accommodate our future expansion plans. Currently, we lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
No. 2, Youzishan Road, Dongba Street, Gaochun District	Jiangsu Yanggu	Rent free due to preferential treatment by local government for registered enterprises	November 1, 2029	Office
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,548)	June 30, 2024	Office
4th Floor, Block F4, Zi Dong International Creative Park, No 1 Zidong Road, Qixia District, Nanjing, Jiangsu, China	Kashi Longrui	RMB 720,000 (approximately $102,175)	December 31, 2024	Office
4th Floor, Block F4, Zi Dong International Creative Park, No 1 Zidong Road, Qixia District, Nanjing, Jiangsu, China	Nanjing Yanyu	RMB360,000 (approximately $51,088)	December 31, 2024	Office
Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong	International Exchange	HK$211,920 (approximately $27,253)	July 15, 2024	Office

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

According to the report of “E-commerce in China 2022” released by Ministry of Commerce of People’s Republic of China on June 9, 2023, China’s e-commerce continued to grow in 2022. Data of National Bureau of Statistics of China indicates that in 2022, the national e-commerce transaction volume reached RMB 43.8 trillion (approximately $6.17 trillion), an increase of 3.5% year-on-year.

On many mainstream e-commerce platforms, sales of cultural products such as arts and crafts have flourished and developed rapidly, and art and collectibles related e-commerce business is gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with rich cultural and art collection and collectibles market operations and marketing experience, we seized development opportunities and provide online and offline supporting services for domestic and international art and collectibles e-commerce business.

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

Impact of investigation and charge against our related party

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an major shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”) and prosecuted them the Court.   The Court had the trial in January 2024 and both of them are currently released on bail waiting for the judgement of the Court.

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

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.5 million and due from Nangjng Jinwang of approximately $0.3 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2023. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the Nanjing Jinwang case and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

NCPP prosecuted them to Nan County People’s Court (the “Court”) and the Court had the trial in January 2024 and both of them are currently released on bail waiting for the judgement of the Court. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the case and will provide additional information concerning its impact on the Company’s business in due course.

This investigation and case against our related parties and slow recovery of Chinese economy after COVID-19 have negative impacted on our revenue and net income for the year ended December 31, 2023. Our revenue decreased approximately $16.2 million from approximately $17.8 million for the year ended December 31, 2022 to approximately $1.6 million for the same period of 2023 and our net income decreased approximately $6.8 million from approximately $3.2 million for the year ended December 31, 2022 to approximately $(3.6) million for the same period of 2023.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders are defined as the total number of individuals who placed trades and traded collectibles, artwork and commodities on our platforms during the relevant period. We had approximately 35,000, 142,000 and 159,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2023, 2022 and 2021, respectively. In 2022, due to outbreak of Omicron variant and impact of frozen bank accounts caused by the investigation of our related party, number of traders decreased by 11%. In 2023, the number of traders further decreased by 75% due to the investigation of our related party and impact of the frozen bank accounts.

Number of Transactions

During the years ended December 31, 2023, 2022 and 2021, our platforms facilitated and completed approximately 19 million, 96 million and 135 million transactions, respectively. The change in the number of transactions was due to the change in the number of active traders and trading activities due to reason mentioned above.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork and commodities after they are listed on our platforms. During the years ended December 31, 2023, 2022 and 2021, total transaction value amounted to approximately $0.5 billion, $8.6 billion and $15.6 billion, respectively. The change in total transaction value was due to the change in number of products listed, number of transactions, and value of the units for the year ended December 31, 2023, 2022 and 2021. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms increased from 31 for the year ended December 31, 2022 to 135 for the year ended December 31, 2023 while the value and number of the transactions listed decreased.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2023, 2022 and 2021, our average transaction value per client was approximately $0.01 million, $0.06 million and $0.1 million, respectively. The decrease of average transaction value is due to the reasons stated above.

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

Years Ended December 31, 2023 vs. December 31, 2022

	For the Years Ended December 31,		Variance
	2023	2022	Amount	%
Net revenues	$1,435,449	$17,646,814	$(16,211,365)	(91.9)%
Net revenues – related parties	144,609	166,325	(21,716)	(13.1)%
Total operating revenues	1,580,058	17,813,139	(16,233,081)	(91.1)%
Less: cost of revenues	(405,628)	(996,459)	590,831	(59.3)%
Gross profit	1,174,430	16,816,680	(15,642,250)	(93.0)%
Operating expenses	(5,509,838)	(14,227,329)	8,717,491	(61.3)%
Income from operations	(4,335,408)	2,589,351	(6,924,759)	(267.4)%
Other income, net	751,761	651,147	100,614	15.5%
Income before income taxes	(3,583,647)	3,240,498	(6,824,145)	(210.6)%
Provision for income taxes	14,833	4,812	10,021	208.3%
Net income	(3,598,480)	3,235,686	(6,834,166)	(211.2)%
Foreign currency translation adjustment	(560,679)	(2,273,012)	1,712,333	(75.3)%
Comprehensive income	$(4,159,159)	$962,674	(5,121,833)	(532.0)%
Weighted average number of ordinary shares outstanding – basic and diluted	4,269,340	4,221,629	23,770	0.6%
Basic and diluted earnings per share	$(0.84)	$0.77	$(1.61)	(210.6)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,				Variance
	2023		2022		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$457,176	28.9	$1,244,251	7.0	$(787,075)	(63.3)%
Transaction fees(2)	806,794	51.1	13,643,958	76.6	(12,837,164)	(94.1)%
Marketing services fees(3)	166,444	10.5	2,749,224	15.4	(2,582,780)	(93.9)%
Other revenues(4)*	149,644	9.5	175,706	1.0	(26,062)	(14.8)%
Total operating revenues	$1,580,058	100.0	$17,813,139	100.0	$(16,233,081)	(91.1)%

*	Including $144,609 and $166,325 from related parties for the years ended December 31, 2023 and 2022, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units are initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms. Our standard listing fees for artwork and collectibles range from 3% to 8% for each of the years ended December 31, 2023 and 2022 and standard listing fees for commodities was 3% to 8% of the initial listing value for each of 2023 and 2022. The rate is dependent on the type of listings and is negotiated on a case-by-case basis. In 2022, we also had listing for silver coins, which the listing price is charged on per coin basis instead of a percentage of listing value. The average listing period is approximately three months.

Total listing service fees decreased by approximately $0.7 million or 63.3% from approximately $1.2 million for the year ended December 31, 2022 to approximately $0.5 million for the same period in 2023. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. In addition, there was a decrease in listing values of approximately $19.9 million generated by new products listings with approximately $44.9 million and $25.0 million for 2022 and 2023, respectively. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms increased from 31 for the year ended December 31, 2022 to 135 for the year ended December 31, 2023. The decrease in the value generated by new product listings was mainly due to more low value products are newly listed which caused by the impact from the freezing of bank accounts caused by the ongoing investigation of our related party starting in the second half of 2022 as it was hard to keep the large clients.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case-by-case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated on a case-by-case basis for selected traders with high trading volume, and is recognized and earned over the specified service period.

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. Transaction fee revenue from the trading of points amounted to approximately $1,800 and $1.1 million for the years ended December 31, 2023 and 2022, respectively.

Total transaction fee revenue decreased by approximately $12.8 million or 94.1% from approximately $13.6 million for the year ended December 31, 2022 to approximately $0.8 million for the same period in 2023. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value decreased from approximately $8.6 billion the year ended December 31, 2022 to approximately $0.5 billion for the same period in 2023. The decrease in our transaction was mainly due to negative impact from the freezing of bank accounts caused by the ongoing investigation of our related party that started in second half of 2022 which reduced overall customers transactions.

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

Marketing service fees decreased by approximately $2.6 million or 93.9% from approximately $2.8 million for the year ended December 31, 2022 to approximately $0.2 million for the same period in 2023. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Other revenues: Other revenues primarily includes services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case by case basis and is recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by $26,062 or 14.8% from $175,706, which included $166,325 from providing technological services to our related parties for the same period in 2022 to $149,644, which included $144,609 from providing technological services to our related parties for the same period in 2023. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2023.

Cost of Revenues

Cost of revenues decreased by approximately $0.6 million or 59.3% from approximately $1.0 million including approximately $0.3 million from a related party for the year ended December 31, 2022 to approximately $0.4 million including approximately $0.06 million from a related party for the same period in 2023. The decrease in cost of revenues was primarily due to the decrease in warehouse storage fees of approximately $0.2 million and decrease in agency related fees of approximately $0.2 million. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to decrease in overall listing value of products.

Gross Profit

Gross profit decreased by approximately $15.7 million or 93.0% from approximately $16.8 million for the year ended December 31, 2022 to approximately $1.2 million for the year ended December 31, 2023. Gross margin for the years ended December 31, 2023 and 2022 were approximately 74.3% and approximately 94.4%, respectively.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,				Variance
	2023		2022		Amount	%
	Expense	%	Expense	%
Selling and marketing	$(618,111)	11.2	$(7,668,248)	53.9	$7,050,137	(91.9)%
Selling and marketing – related party	-	0.0	(43,590)	0.3	43,590	(100.0)%
General and administrative	(4,657,438)	84.5	(6,276,661)	44.1	1,619,223	(25.8)%
General and administrative – related parties	(234,289)	4.3	(238,830)	1.7	4,541	(1.9)%
Total operating expenses	$(5,509,838)	100.0	$(14,227,329)	100.0	$8,717,491	(61.3)%

Selling expenses decreased by approximately $7.1 million, or 92.0%, from approximately $7.7 million including approximately $0.4 million to a related party for the year ended December 31, 2022 to approximately $0.6 million including nil to a related party for the same period in 2023. The decrease was primarily due to the decrease in marketing expenses of approximately $6.7 million as we paid less commissions due to less new listings and traders introduced by third parties. The Company has two types of reward program, one is to rebate directly to customers while the other is to reward third party sales agents. Rebates to customers are considered as a reduction in sales price, so the rebate is instantaneous while rebates to third party sales agents is usually paid in one to three months in arrears.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $1.6 million, or 24.9% from approximately $6.5 million including approximately $0.2 million to a related party for the year ended December 31, 2022 to approximately $4.9 million including approximately $0.2 million to a related party for the same period in 2023. The decrease in our general and administrative expenses was primarily due to decreased depreciation and amortization expenses of approximately $0.4 million, decreased professional fees of approximately $0.4 million, decreased travel and meeting related fees of approximately $0.2 million and decreased office and management expenses of approximately $0.9 million as we incurred less professional services and management needs due to less business and revenues in 2023.

Other Income

Total other income increased by approximately $0.1 million, or 15.5%, from approximately $0.7 million for the year ended December 31, 2022 to approximately $0.8 million for the same period in 2023. The increase was mainly due to the increase of approximately $0.08 million in rental income that we subleased part of our office space to the third party. Other income also included government subsidies of approximately $100 to promote local business development and a VAT refund of approximately $2,000. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2023.

Provision for Income Taxes

Our provision for income taxes amounted to $14,833 and $4,812 for the year ended December 31, 2023 and 2022, respectively. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Income

Our net income decreased by approximately $6.8 million, or 211.2%, from $3.2 million for the year ended December 31, 2022 to approximately $(3.6) million for the same period in 2023. Such change was the result of the combination of the changes as discussed above.

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

Years Ended December 31, 2022 vs. December 31, 2021

	For the Years Ended December 31,		Variance
	2022	2021	Amount	%
Net revenues	$17,646,814	$37,363,303	$(19,716,489)	(52.8)%
Net revenues – related parties	166,325	233,157	(66,832)	(28.7)%
Total operating revenues	17,813,139	37,596,460	(19,783,321)	(52.6)%
Less: cost of revenues	(996,459)	(2,425,420)	1,428,961	(58.9)%
Gross profit	16,816,680	35,171,040	(18,354,360)	(52.2)%
Operating expenses	(14,227,329)	(24,285,574)	10,058,245	(41.4)%
Income from operations	2,589,351	10,885,466	(8,296,115)	(76.2)%
Other income, net	651,147	558,807	92,340	16.5%
Income before income taxes	3,240,498	11,444,273	(8,203,775)	(71.7)%
Provision for income taxes	4,812	-	4,812	100.0%
Net income	3,235,686	11,444,273	(8,208,587)	(71.7)%
Foreign currency translation adjustment	(2,273,012)	174,841	(2,447,853)	(1,400.0)%
Comprehensive income	$962,674	$11,619,114	(10,656,440)	(91.7)%
Weighted average number of ordinary shares outstanding – basic and diluted	4,221,629	4,096,854	124,775	3.0%
Basic and diluted earnings per share	$0.77	$2.79	$(2.02)	(71.3)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2022		2021		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$1,244,251	7.0	$6,900,561	18.3	$(5,656,310)	(82.0)%
Transaction fees(2)	13,643,958	76.6	24,462,861	65.1	(10,818,903)	(44.2)%
Marketing services fees(3)	2,749,224	15.4	5,750,901	15.3	(3,001,677)	(52.2)%
Other revenues(4)*	175,706	1.0	482,137	1.3	(306,431)	(63.6)%
Total operating revenues	$17,813,139	100.0	$37,596,460	100.0	$(19,783,321)	(52.6)%

*	Including $166,325 and $233,157 from related parties for the years ended December 31, 2022 and 2021, respectively.

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

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,				Variance
	2022		2021		Amount	%
	Expense	%	Expense	%
Selling and marketing	$(7,668,248)	53.9	$(15,598,482)	64.2	$7,930,234	(50.8)%
Selling and marketing – related party	(43,590)	0.3	(359,968)	1.5	316,378	(87.9)%
General and administrative	(6,276,661)	44.1	(8,103,840)	33.4	1,827,179	(22.5)%
General and administrative – related parties	(238,830)	1.7	(223,284)	0.9	(15,546)	(7.0)%
Total operating expenses	$(14,227,329)	100.0	$(24,285,574)	100.0	$10,058,245	(41.4)%

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

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We had approximately $37.4 million of cash and cash equivalents and short-term investments, including approximately $19.7 million restricted cash and cash equivalents and short term investments. We had approximately $34.8 million of working capital as of December 31, 2023. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, short-term investment, private placement and public offering.

On December 7, 2021, we entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which we agreed to sell to the Investors in private placements, 600,000 ordinary shares at a purchase price of $5.00 per share for an aggregate offering price of $3,000,000. We received proceed of approximately $2.0 million as of December 31, 2021 for 400,000 shares and received remaining $1.0 million for the 200,000 shares in January 2022. The share numbers are before our reverse stock split share numbers. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

Cash Flows

As of December 31, 2023, we had cash and cash equivalents of approximately $32.4 million. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Net cash provided by (used in) operating activities	$3,624,590	$(1,211,385)
Net cash (used in) provided by investing activities	$(511,248)	$608,471
Net cash provided by financing activities	$600,000	$1,000,000

Operating Activities

Net cash provided operating activities was approximately $3.6 million for the year ended December 31, 2023 which was attributable primarily to the decrease in other receivable from related parties of approximately $3.0 million which are funds deposited in trust account of our related party Nanjing Jinwang that we can withdraw anytime, and decrease in other receivables and prepaid expenses of approximately $4.2 million primarily due to $2.7 million advance to third parties, which was short term, non-interest bearing, due on demand and has been collected by March 22, 2023. Our cash outflow was mainly from net loss of approximately $3.6 million and decrease of approximately $0.3 million in accounts payable affected by restricted cash.

Net cash used in operating activities was approximately $1.2 million for the year ended December 31, 2022 which was attributable primarily to increase in other receivable from related parties of approximately $2.7 million which are funds deposited in trust account of our related party Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) that our customers can withdraw anytime, and increase in other receivables and prepaid expenses of approximately $3.2 million primarily due to $2.7 million advance to third parties, which was short term, non-interest bearing, due on demand and has been collected by March 22, 2023. Our cash inflow was mainly from net income of approximately $3.2 million and increase of approximately $1.5 million in accounts payable affected by restricted cash.

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

Investing Activities

Net cash used in investing activities was approximately $0.5 million for the year ended December 31, 2023, which was primarily attributable to the purchase of short-term investments of approximately $14.6 million offset by the proceed from sale of short-term investments of approximately $14.3 million. We paid approximately $0.2 million for construction in progress and intangible assets in our VIE and in Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), in whom we acquired 11.875% equity interest.

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

Financing Activities

Net cash provided by financing activities was approximately $0.6 million for the year ended December 31, 2023, which was primarily attributable to proceeds released from escrow.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Started in July 2019, we had signed cooperative agreements with third parties who are experts and possess new ideas and resources for the collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on our online platforms. These parties are required to place a security deposit with us until termination of the cooperative agreements and the deposit amounts increase as the trading volume increases. Revenue generated from these niche markets will be shared between us and these parties based on pre-agreed rates and trading volume. We accounted for the portion of revenue that is earned by the third parties as a reduction of total contract revenue to be received from customers. Approximately $119,000, nil and nil of revenue generated from these contracts had been recorded as a reduction of revenue and as payables to these parties for the years ended December 31, 2021, 2022 and 2023, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. We assessed if a material right existed when we initially issued the reward points and if the reward points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of points amounted to approximately $1.1 million and $1,800 for the years ended December 31, 2022 and 2023, respectively.

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

Other revenues

Other revenues (including $144,609 and $166,325 from related parties for the years ended December 31, 2023 and 2022, respectively) primarily includes other service fees for IT technical support to customers and revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to become qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platforms. Our performance obligation is completed and revenue is recognized upon completion of training and related consulting services.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Mun Wah Wan	51	Chairman of the Board of Directors
Xi Li	36	Chief Financial Officer
Yi Shao	35	Chief Executive Officer and Director
Nelson (Nam Sum) Wong (1)(2)(3)	61	Independent Director
Xiaobing Liu(1)(2)(3)	61	Independent Director
Jinren Chen (1)(2)(3)	53	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

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

6.B. Compensation

During the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB0.6 million (US$82,811) in cash to our executive officers, and paid RMB0.6 million (US$82,356) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 800,000 shares after the 1 for 5 reverse stock split effected in October 2023. On February 27, 2024 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) granted stock awards of 300,000 ordinary shares of the Company, par value $0.00025 (the “Ordinary Shares”), pursuant to the Equity Plan, to four officers and employees of the Company and subsidiaries of its operating variable interest entity (the “Grantees”), including 75,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 27, 2024.

The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 800,000 shares.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 22, 2024.

Board Diversity Matrix (As of April 22, 2024)
Country of Principal Executive Offices:	P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

The Board currently does not have a member who self-identifies as female or self-identifies as either an underrepresented minority or LGBTQ+. The Board currently consists of five members who have experiences in our industry and finance and legal areas in China, which are crucial to our operations and business. The Company is in the process of searching a candidate who has a diversified background as a female, minority or LGBTQ+ as well as extensive experiences in either vocational education business in China or in the capital market in U.S. with reasonable compensation requirement for a company like our size. The Company expects to add a female, or a minority or a LGBTQ+ member to the Board as soon as it finds the suitable candidate.

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

6.D. Employees

As of December 31, 2023, December 31, 2022 and December 31, 2021, we had a total of 52, 57 and 51 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of December 31, 2023:

Function	Number*	% of Total Employees
Technology and Research	17	32.69%
Sales & Marketing	14	26.92%
General & HR and Administration	21	40.39%
	52	100.00%

*	excluding the employees of Zhongcang Warehouse Co., Ltd., an 18% indirect subsidiary of Jiangsu Yanggu, the VIE.

As of December 31, 2023, 49 of our employees were based in Mainland China and 3 employees were located in Hong Kong.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 22, 2024 for:

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

The calculations in the table below are based on 4,569,340 ordinary shares issued and outstanding as of the date of April 22, 2024.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong. Our telephone number at this address is (852) 2110-3909.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Mun Wah Wan(1)	278,889	6.1
Yi Shao(2)	155,108	3.4
Xi Li	-	-
Nelson Wong	-	-
Xiaobing Liu	-	-
Jinren Chen	-	-
5% or Greater Shareholders:
HKFAEx Group Limited(1)	278,889	6.1
Oriental Culture Investment Development LTD(3)	490,000	10.7
Oriental Culture Investment Communication LTD(4)	490,000	10.7
All directors and executive officers as a group (six individuals)	433,997	9.5

(1)	Mun Wah Wan, chairman of our board of directors, is the sole shareholder of The Pride Group Holdings Limited, a British Virgin Islands company, which owns 100% equity interest of HKFAEx Group Limited. Mr. Wan is also the chairman of the board of directors of HKFAEx Group Limited, a Hong Kong corporation and securities dealer which is licensed by the Hong Kong Securities and Futures Commission to carry on the regulated activities of dealing in securities, advising on securities and asset management, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of HKFAEx Group Limited is Unit 909, Level 9, Cyberport 2, Hong Kong. The registered address of The Pride Group Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)	Yi Shao, our chief executive officer and a member of our board of directors, is the shareholder and director of Oriental Culture Investment Diffusion LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Diffusion LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Huajun Gao is the sole shareholder and director of Oriental Culture Investment Communication LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Communication LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

a. Accounts receivable – related parties consist of the following:

	Relationship	Nature	December 31, 2023	December 31, 2022
Nanjing Culture Exchange Art Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 10.7% shares of the Company	Receivable from technological service fee revenue	$-	$16,345
Jinling Cultural Property Exchange Co., Ltd.(“Jinling Cultural”)	It is owned by Huajun Gao and Aimin Kong, each a 10.7% beneficial shareholder of the Company	Receivable from technological service fee revenue	-	12,966
Total			$-	$29,311

b. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2023	December 31, 2022
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	27,885	28,727
Total			$27,885	$28,727

c. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2023	December 31, 2022
Mun Wah Wan	Chairman of the board of directors of the Company	400	3,262
Total		$400	$3,262

d. Net revenues – related parties consist of the following:

	Relationship	Nature	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 10.7% shares of the Company	Technological service fee revenue	$39,643	$29,934	$38,959
Jinling Cultural	It is owned by our 10.7% beneficial shareholder, Huajun Gao	Technological service fee revenue	-	21,542	22,519
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	-	17,091	21,821
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(Nanjing Jinwang)	It is owned by Huajun Gao and Aimin Kong, each a 10.7% beneficial shareholder of the Company	Technological service fee revenue	-	-	17,813
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	104,966	97,758	132,045
Total			$144,609	$166,325	$233,157

e. Cost of revenues – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$64,051	$304,400

f. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang.	Online advertising expenses	$-	$43,590

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

g. During the year ended December 31, 2022 and 2023, HKDAEx paid approximately $87,000 and $87,000, respectively, to HKFAEx, a company owned by our Chairman for accounting and business administration services.

h. The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture for an office space from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2023. Total rental expense for the years ended December 31, 2022 and 2023 amounted to approximately $151,000 and $147,000, respectively.

i. Other receivables – related party consist of funds which are held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. As of March 31, 2024, approximately US $0.2 million was returned to the Company.

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

Our authorized share capital is $50,000.00 divided into 280,000,000 shares comprising of (i) 180,000,000 ordinary shares of a nominal or par value of $0.00025 each; and (ii) 100,000,000 preferred shares of a nominal or par value of $0.00005 each.  As of April 22, 2024, 4,569,340 ordinary shares are outstanding and no preferred share is issued or outstanding.

Our shareholders adopted our current amended and restated memorandum and articles of association by way of a special resolution on November 8, 2019. On October 10, 2023, the Company effected a 1 for 5 Share Consolidation such consolidation was submitted the changes to Cayman Registrar on October 16, 2023.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2023, we used approximately US$2.9 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software, app development and system for our online platforms. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2023, our internal control over financial reporting was ineffective.

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

ITEM 16. [RESERVED]

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

	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit fees(1)	$250,000	$184,000
Audit related fees(2)		-
Tax fees(3)		-
All other fees(4)		60,000
TOTAL	$250,000	$244,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. Cybersecurity

Information technology (IT) and safety are critical to the online trading platforms and operating activities of the Company as they are subject to security threats and increasingly sophisticated cyber-attacks. As a result, we have policies and processes in place to assess, identify, and manage the strategic and operational IT-related risks as an integrated part of our overall risk management system. The Company uses layers of personnel and management team to centralize the control of the cybersecurity management, including the board of director, executive officer, risk control department, and cybersecurity staffs. The cybersecurity staffs use various technologies to supervise the online activities, keep a journal and records of the abnormal or major activities, detect and discover potential threats and bugs. The risk control department will assess and manage the cyber risks with make regular evaluations to understand the discoveries by the cybersecurity staffs and take appropriate actions to eliminate such threats to the cybersecurity of the Company. The Company has not engaged any third-party assessors, consultants, auditors, or other third parties in connection with any such processes. The Company has set up the password requirement, control of authorization on a need to know basis, categorize sensitive information so that they can be managed and transmitted at different security levels. Other than those, the Company currently does not have processes to oversee and identify the risks from cybersecurity threats associated with its use of any third-party service provider. As of date of this report, there has been no previous cybersecurity incidents, have materially affected the Company yet. The Board is responsible for the oversight of risks from cybersecurity threats. The cybersecurity staff will report any material threats, risks and incidents to the IT manager, then the IT manager will report to Chief Executive Officer who will report to the Board. The Company has adopted Cybersecurity Management Policy so that suspicious activities or incidents can be quickly identified and reported through the system to the appropriate management team. According to the policy, the cybersecurity staff will evaluate and manage the weakness, events, alerts and incidents and escalated material events to IT manager, then Chief Executive Officer, or the Board if necessary. Mr. Wenyong Ding has served as our IT Manager since August 2018 and has related cybersecurity manage experiences and expertise. From April 2015 to July 2018, Mr. Ding was served as Software Project Manager of Nanjing Culture and Artwork Property Exchange Co., Ltd. From September 2013 to March 2015, Mr. Ding was a Senior Software Engineer at Shanghai Baison Software Co., Ltd. From August 2012 to September 2013, Mr. Ding was a Software Engineer at Shanghai Tansi Computer Systems Co., Ltd. From July 2011 to July 2012, Mr. Ding worked as a Software Engineer at Shanghai Heyi Logistics Co., Ltd. From June 2009 to June 2011, Mr. Ding was a Software Engineer at Shanghai Shenlong Computer Technology Co., Ltd. Mr. Ding received his bachelor’s degree of network engineering from Yancheng Teachers University in 2009.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-37.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.3	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.4	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.8	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.9	Independent Director Agreement by and between the Registrant and Y. Tristan Kuo dated November 6, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.10	Independent Director Agreement by and between the Registrant and Bennet P. Tchaikovsky dated January 15, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.11	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Director Agreement by and between the Registrant and Mun Wah Wan dated March 6, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.13	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.14	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.15	Cooperation Agreement by and between China International Assets and Equity of Artworks Exchange Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on January 1, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.16	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.17	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.18	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.19	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.20*	Employment Agreement by and between the Company and Yi Shao dated May 10, 2022
4.21	Employment Agreement by and between the Company and Xi Li dated November 22, 2022 (incorporated herein by reference to Exhibit 10.1 to Form 6--K filed with the SEC on November 30, 2022)
4.22	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on May 2, 2022)
4.23	Technical Maintenance Services Contract by and between Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.37 to Form 20-F filed with the SEC on May 2, 2022)
4.24	Technical Maintenance Services Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.38 to Form 20-F filed with the SEC on May 2, 2022)
4.25	Technical Maintenance Services Contract by and between Hunan Huaqiang Artwork Trading Center Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2021. (incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on May 2, 2022)
4.26	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on May 2, 2022)
4.27	Preowned Property Purchase and Sale Agreement by and among Nanjing Z-COM Wireless Communication Technology Co., Ltd., Kashi Longrui Business Management Service Co., Ltd., and Kashi Dongfang Cangpin Culture Development Co., Ltd. on November 4, 2021. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with the SEC on May 2, 2022)

4.28	Oriental Culture Holding LTD 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on November 9, 2021)
4.29	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on December 8, 2021)
4.30	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on December 8, 2021)
4.31	Website Advertising Space Leasing Agreement by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated on January 1, 2022. (incorporated herein by reference to Exhibit 4.45 to Form 20-F filed with the SEC on May 2, 2022)
4.32	Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.46 to Form 20-F filed with the SEC on May 2, 2022)
4.33

Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2022 (incorporated herein by reference to Exhibit 4.47 to Form 20-F filed with the SEC on May 1, 2023)

4.34

Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated December 31, 2022(incorporated herein by reference to Exhibit 4.48 to Form 20-F filed with the SEC on May 1, 2023)

4.35*	Supplemental Agreement to Technical Maintenance Services Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd.
4.36*	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd.
4.37*	Supplemental Agreement to Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd.
4.38*	Employment Agreement by and between the Company and Yi Shao dated May 10, 2023
4.39*	Employment Agreement by and between the Company and Xi Li dated November 29, 2023
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tahota (Nanjing) Law Firm
15.2*	Consent of Wei Wei & Co., LLP
19.1*	Insider Trading Policy
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Date: April 25, 2024

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Oriental Culture Holding LTD

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding LTD and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

April 25, 2024

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	December 31,
	2023	2022

ASSETS

CURRENT ASSETS
Cash and equivalents	$17,684,018	$17,188,833
Restricted cash	14,740,676	11,796,388
Short-term investment	3,247,349	-
Restricted investment	1,741,423	4,703,323
Accounts receivable, net	-	207
Accounts receivable - related parties	-	29,311
Other receivables and prepaid expenses	133,705	4,441,946
Other receivables - related party	346,114	3,421,345
Escrow	-	600,000
Total current assets	37,893,285	42,181,353

PROPERTY AND EQUIPMENT, NET	9,171,106	9,423,713

OTHER ASSETS
Prepaid expenses - non current	108,320	-
Right-of-use assets	11,477	34,345
Cost method investments	917,002	932,552
Intangible assets, net	529,645	816,885
Total other assets	1,566,444	1,783,782

Total assets	$48,630,835	$53,388,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,566,655	$2,959,415
Accounts payable - related parties	27,885	28,727
Deferred revenue	181,930	449,037
Other payables and accrued liabilities (included related party payable of $400 and $3,262 as of December 31, 2023 and 2022, respectively)	276,414	290,150
Taxes payable	16,825	13,372
Lease liability - current	11,477	20,808
Total current liabilities	3,081,186	3,761,509

OTHER LIABILITIES
Lease liability - noncurrent	-	11,491

Total liabilities	3,081,186	3,773,000

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized,no shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 6,191,340 and 6,167,402 shares issued, 4,269,340 and 4,208,942 shares outstanding as of December 31, 2023 and December 31, 2022, respectively*	1,543	1,542
Treasury shares, at cost, 1,922,000 shares issued as of December 31, 2023 and December 31, 2022, respectively	(481)	(481)
Additional paid-in capital	22,442,726	22,349,767
Subscription receivable	-	-
Statutory reserves	153,037	124,757
Retained earnings	24,688,559	28,315,319
Accumulated other comprehensive loss	(1,735,735)	(1,175,056)
Total shareholders’ equity	45,549,649	49,615,848

Total liabilities and shareholders’ equity	$48,630,835	$53,388,848

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2023	2022	2021

OPERATING REVENUES:
Net revenues	$1,435,449	$17,646,814	$37,363,303
Net revenues - related parties	144,609	166,325	233,157
Total operating revenues	1,580,058	17,813,139	37,596,460

COST OF REVENUES: (including related party warehouse cost of $64,051, $304,400 and $730,006 for the years ended December 31, 2023, 2022 and 2021, respectively)	(405,628)	(996,459)	(2,425,420)

GROSS PROFIT	1,174,430	16,816,680	35,171,040

OPERATING EXPENSES:
Selling and marketing	(618,111)	(7,668,248)	(15,598,482)
Selling and marketing - related party	-	(43,590)	(359,968)
General and administrative	(4,657,438)	(6,276,661)	(8,103,840)
General and administrative - related parties	(234,289)	(238,830)	(223,284)
Total operating expenses	(5,509,838)	(14,227,329)	(24,285,574)

INCOME (LOSS) FROM OPERATIONS	(4,335,408)	2,589,351	10,885,466

OTHER INCOME
Gain from short-term investment	89,474	156,066	169,065
Interest income	372,199	226,158	197,237
Other income, net	290,088	268,923	192,505
Total other income, net	751,761	651,147	558,807

INCOME (LOSS) BEFORE INCOME TAXES	(3,583,647)	3,240,498	11,444,273

PROVISION FOR INCOME TAX	14,833	4,812	-

NET INCOME (LOSS)	(3,598,480)	3,235,686	11,444,273

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(560,679)	(2,273,012)	174,841

COMPREHENSIVE INCOME (LOSS)	$(4,159,159)	$962,674	$11,619,114

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	4,269,340	4,221,629	4,096,854

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.84)	$0.77	$2.79

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

											Accumulated
	Preferred shares		Ordinary shares*		Treasury shares*		Additional paid-in	Share subscription	Statutory	Retained	other comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	receivable	reserves	earnings	income(loss)	Total
BALANCE, DECEMBER 31, 2020	-	$-	6,010,946	$1,503	(1,922,000)	$(481)	$18,884,992	$-	$112,347	$13,647,770	$923,115	$33,569,246
Issuance of ordinary share through initial public offering, net	-	-	120,000	30	-	-	2,999,970	(1,000,000)	-	-	-	2,000,000
Net income	-	-	-	-	-	-	-	-	-	11,444,273	-	11,444,273
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	174,841	174,841
BALANCE, DECEMBER 31, 2021	-	-	6,130,946	1,533	(1,922,000)	(481)	$21,884,962	(1,000,000)	112,347	25,092,043	1,097,956	47,188,360
Share subscription received	-	-	-	-	-	-	-	1,000,000				1,000,000
Issuance of ordinary shares for consulting fees	-	-	36,456	9	-	-	464,805	-	-	-	-	464,814
Net income	-	-	-	-	-	-	-	-	-	3,235,686	-	3,235,686
Statutory reserve	-	-	-	-	-	-	-	-	12,410	(12,410)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,273,012)	(2,273,012)
BALANCE, December 31, 2022	-	-	6,167,402	1,542	(1,922,000)	(481)	$22,349,767	-	124,757	28,315,319	(1,175,056)	49,615,848
Amortization of shares issued for consulting fees	-	-	-	-	-	-	92,960	-	-	-	-	92,960
Additional rounding shares issued due to share reconsolidation	-	-	23,938	1	-	-	(1)	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(3,598,480)	-	(3,598,480)
Statutory reserve	-	-	-	-	-	-	-	-	28,280	(28,280)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(560,679)	(560,679)
BALANCE, December 31, 2023	-	$-	6,191,340	$1,543	(1,922,000)	$(481)	$22,442,726	$-	$153,037	$24,688,559	$(1,735,735)	$45,549,649

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,598,480)	$3,235,686	$11,444,273
Adjustments to reconcile net income to net cash (used in) provided by
Operating activities:
Depreciation and amortization	610,369	654,709	399,223
Gain from short-term investment	(89,474)	(156,066)	(169,065)
Provision for doubtful accounts	10,362	44,602	108,502
Non-cash lease expense	22,773	22,890	23,075
Impairment loss on intangible assets	-	-	25,590
Common stock issue for services	92,963	464,814	-
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	209	(200)	251,997
Decrease (increase) in accounts receivable - related parties	18,607	(22,679)	(7,998)
Decrease (Increase) in other receivables and prepaid expenses	4,162,588	(3,181,230)	(874,228)
Decrease (Increase) in other receivables - related parties	3,033,580	(2,662,141)	1,840,109
(Decrease) increase in accounts payable	(351,404)	1,515,337	(3,246,292)
(Decrease) increase in accounts payable - related parties	(364)	28,167	(1,241,722)
(Decrease) increase in deferred revenue	(260,945)	(196,548)	443,540
(Decrease) increase in other payables and accrued liabilities	(9,155)	(919,371)	192,497
(Decrease) in rent payable - related party	-	-	(7,294)
Increase (decrease) in taxes payable	3,695	(14,427)	(157,320)
(Decrease) in lease liability	(20,734)	(24,928)	-
Net cash provided by (used in) operating activities	3,624,590	(1,211,385)	9,024,887

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(14,616,672)	(22,152,510)	(44,921,336)
Proceed from sale of short-term investments	14,340,414	23,965,569	42,453,852
Purchase of cost method investments	-	(446,024)	-
Purchase of certificate of deposit	-	-	(3,136,910)
Purchase of property, plant and equipment	(192,839)	(708,951)	(9,598,351)
Purchase of intangible assets	(42,151)	(49,613)	(785,590)
Refund of real estate purchase	-	-	13,178,917
Net cash provided by (used in) investing activities	(511,248)	608,471	(2,809,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share subscription	-	1,000,000	2,000,000
Proceeds released from escrow	600,000	-	-
Net cash provided by financing activities	600,000	1,000,000	2,000,000

EFFECT OF EXCHANGE RATE ON CASH AND EQUIVALENTS	(273,869)	(809,912)	(126,514)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,439,473	(412,826)	8,088,955

CASH AND CASH EQUIVALENTS, beginning of year	28,985,221	29,398,047	21,309,092

CASH AND CASH EQUIVALENTS, end of year	$32,424,694	$28,985,221	$29,398,047

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$14,455	$-	$-
Cash paid for interest	$-	$-	$-

NON-CASH TRANSACTIONS OF OPERATING ACTIVITIES
Write-off of accounts receivable	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Initial recognition of right-of-use assets and lease liabilities	$-	$45,659	$34,608

	2023	2022	2021
Cash and cash equivalents	17,684,018	17,188,833	29,398,047
Restricted cash	14,740,676	11,796,388	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	32,424,694	28,985,221	29,398,047

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated in consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for credit losses, the useful lives of property and equipment and intangible assets and impairment of long-lived assets. Actual results could differ from these estimates.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2023 and December 31, 2022 were translated at RMB 7.08 and RMB 6.96 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2023, 2022 and 2021 were RMB 7.05, RMB 6.73 and RMB 6.45 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2023 and 2022 were translated at HKD 7.81 and HKD 7.80 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2022, 2021 and 2020 were HKD 7.83, HKD 7.83 and HKD 7.77 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Fair value disclosure:

		December 31, 2023 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment (including restricted)	$4,988,772	$-	$4,988,772	$-

		December 31, 2022 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment (including restricted)	$4,703,323	$-	$4,703,323	$-

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

Restricted cash

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an major shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with a charge of illegal business operation of Nanjing Jinwang, a company controlled by Mr. Gao and Mr. Kong. On July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui, Kashi Dongfang, and Nanjing Yanyu, all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the VIE of the Company in China because they, each had business relationship with Nanjing Jinwang. The total restricted cash was $14,740,676 as of December 31, 2023 and $11,796,388 as of December 31, 2022.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

The short-term investment is an investment in a bank-issued wealth management product with underlying investments in cash, bonds and equity funds. The investment products are issued by banks in the PRC. The investments have a maturity of less than 1 year and their carrying value approximates their fair value. The gain from sale of these investments is recognized in the statements of income and comprehensive income. Earnings from these investments for the years ended December 31, 2023, 2022 and 2021 was $89,474, $156,066 and $169,065, respectively. Due to the issue mentioned in Restricted cash, all short-term investments issued by Ping An Bank were restricted which amounted to $1,741,423 and $4,703,323 as of December 31, 2023 and 2022, respectively, was restricted.

Accounts receivable, net (including related parties)

Accounts receivable is amounts due from the Company’s customers. An allowance for credit losses may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management also periodically evaluates individual customer’s financial condition and the current economic conditions to make adjustments in the allowance when it is considered necessary. Management reviews its receivables on a regular basis to determine if the allowance for credit losses is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Other receivables and prepaid expenses

Other receivables that are short term include employee advances, such as travel advance, advance to purchase office supplies in the normal course of business and certain short-term deposits. An allowance for credit losses may be established and recorded based on management’s assessment of the likelihood of realization or collection. Management reviews these items on a regular basis to determine if the allowance for credit losses is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of realization or collection is not probable. No allowance was required as of December 31, 2023 or 2022.

Prepaid expenses include advance payments made to vendors for certain prepaid services such as system service fees, prepaid rent for our office (with lease under one year) and prepaid taxes.

Other receivables – related party

Other receivables – related party consist of funds which are held on a trading platform trust account with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is owned by Huajun Gao and Aimin Kong, each is an 10.7% beneficial owners of the Company. The funds are not restricted and can be withdrawn and used after the Company completes the necessary administrative procedures. The Company normally makes withdrawals from this account monthly. Approximately $0.2 million of the outstanding balance was paid back to the Company by March 2024.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023, 2022 and 2021, the Company recorded nil, nil, and $25,590 of impairment loss on intangible assets.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost method investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary. The Company’s investment of 18% ownership of Zhongcang Warehouse Co., Ltd. was $493,435 and $501,802 as of December 31, 2023 and 2022, respectively, and is accounted for using the cost method.

In March 2022, the Company’s VIE Jiangsu Yanggu entered into an equity subscription agreement to purchase  11.875% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), a company incorporated in the PRC, which primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital are mainly used for this development. JYLJ’s total registered capital is RMB 60 million (approximately USD 9.2 million). Jiangsu Yanggu’s subscription amount is RMB 6 million and RMB 3 million was paid in March 2022. The remaining RMB 3 million is to be paid upon further resolution from the board of JYLJ. As of December 31, 2023 and 2022, the Company’s investment in YLJ was $423,567 and $430,750, respectively, and is accounted for using the cost method.

The Company’s cost method investments are as summarized below as of years ended:

	December 31, 2023	December 31, 2022
Zhongcang Warehouse Co., Ltd.	$493,435	$501,802
Beijing Jiu Yu Ling Jing Technology Co., Ltd.	423,567	430,750
Total cost method investments	$917,002	$932,552

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated in fair value. No events have occurred that indicated a decline in fair value that is other-than-temporary for the years ended December 31, 2023 and 2022.

Deferred revenue

Payments received from customers before all the relevant criteria for revenue recognition are recorded as deferred revenue.

	December 31, 2023	December 31, 2022

Beginning balance	$449,037	$697,863
Customer advances	1,302,736	16,803,450
Recognized as revenues	(1,363,629)	(16,993,268)
Refunds	(194,841)	-
Effect of exchange rates	(11,373)	(59,008)
Ending balance	$181,930	$449,037

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

The Company has cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposits with the Company until termination of the cooperative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounts for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. Approximately nil, nil, and $119,000 has been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2023, 2022 and 2021, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not have any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. There is no liability for unredeemed awards. Transaction fee revenue from the trading of reward points amounted to approximately $1,800, $1.1 million, and $3.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for services offered where the Company owns the trading platform and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to transaction fees on a gross basis.

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

Other revenues

Other revenues (including related parties of $144,609, $166,325, and $233,157 for the years ended December 31, 2023, 2022 and 2021, respectively) primarily includes service fees for IT technical support to customers and other revenues from agency recommendation fees. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to be qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce the Company’s platform and services to potential customers to list their collectibles and artwork with the Company for a fee or promote their own products on the Company’s platforms. The Company’s performance obligation is completed and revenue is recognized upon completion of training and consultation services.

The Company disaggregated its revenue into the following four categories:

	Years Ended December 31,
	2023	2022	2021

Listing service fees	$457,176	$1,244,251	$6,900,561
Transaction fees	806,794	13,643,958	24,462,861
Marketing service fees	166,444	2,749,224	5,750,901
Other revenues*	149,644	175,706	482,137
Total	$1,580,058	$17,813,139	$37,596,460

*	Including $144,609, $166,325, and $233,157 for the years ended December 31, 2023, 2022 and 2021, respectively, from related parties.

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

Website advertising expenses which are included in selling and marketing expenses to related party were nil, $43,590, and $359,968 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed in 2022 are subject to examination by the applicable tax authorities. Tax returns filed in Hong Kong from 2019 to 2022 are subject to examination.

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

Other Income, net

Other income mainly includes rental income that the Company subleased part of the office building in 2023 and 2022. Other income also includes government subsidies from Xinjiang Province promote local business development of various industries, Kashi Dongfang qualified in establishing business in Kashi, there is no services required on Kashi Dongfang and no further commitment for the grant in 2022 and 2021. Other income also includes VAT refund. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2023. Other income, net is approximately $290,000, $269,000, and $193,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share (“EPS”)

Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares (outstanding warrants) were exercised and converted into ordinary shares. For the years ended December 31, 2023, 2022 and 2021, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable statutory surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end. If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. For the year ended December 31, 2023 ,2022 and 2021, the Company appropriated $28,280 from Yanyu and Nanjing Rongke, $12,410, from Yanyu and $0, respectively to the statutory reserve fund. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities in China, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare benefits, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $125,077, $124,856, and $105,565 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2023, the Financial Accounting Standards Board (FASB) issued a new Accounting Standards Update (ASU) to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting—Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Recently adopted accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2023	December 31, 2022

Current asset:	$31,192,241	$34,200,319
Property and equipment, net	9,168,627	9,417,777
Other noncurrent assets	1,100,961	1,049,683
Total assets	41,461,829	44,667,779
Total liabilities	(2,437,839)	(4,047,943)
Total net assets	$39,023,990	$40,619,836

	December 31, 2023	December 31, 2022
Current liabilities:
Accounts payable	$1,504,171	$2,889,312
Accounts payable – related parties	27,885	28,727
Deferred revenue	181,930	449,037
Other payables and accrued liabilities	711,361	667,495
Taxes payable	12,492	13,372
Total liabilities	$2,437,839	$4,047,943

The summarized operating results of the VIEs are as follows:

	Years Ended December 31,
	2023	2022	2021

Operating revenues	$1,580,058	$17,813,254	$37,596,460
(Loss) income from operations	$(1,381,430)	$6,728,516	$15,203,703
Net (loss) income	$(923,214)	$7,314,651	$15,762,806

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Accounts receivables, net

The Company’s net accounts receivable are as follows:

	December 31,	December 31,
	2023	2022
Trade accounts receivable	$42,357	$43,282
Less: allowance for credit losses	(42,357)	(43,075)
Accounts receivable, net	$-	$207

Note 5 – Other receivables and prepaid expenses

Other receivables consist of the following:

	December 31, 2023	December 31, 2022

Rent and other deposits	$9,135	$16,296
Advance to third parties*	-	2,799,874
Employee advances and others	14,628	915,242
Prepaid VAT taxes	88,567	63,682
Prepaid consulting fee	21,375	646,852
Total other receivables and prepaid expenses	$133,705	$4,441,946

*	This advance was short term, non-interest bearing and due on demand. The Company collected full amount of advance by March 22, 2023.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2023	December 31, 2022

Office and electronic equipment	$323,282	$328,305
Vehicle	752,490	765,250
Furniture and leasehold improvement	31,247	31,285
Office building	8,316,572	8,457,598
Construction in process	781,185	599,319
Less: accumulated depreciation	(1,033,670)	(758,044)
Total	$9,171,106	$9,423,713

Construction in progress represent ongoing construction for the office building mentioned above. The construction was to install elevator, HVAC, electrical system and office construction for the third and fourth floor of the office building to get the office space ready for use. The construction is expected to complete in 2024.

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $288,862, $340,296, and $186,551, respectively.

Note 7 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2023	December 31, 2022

Artwork trading platform	$795,694	$797,568
Software	904,234	933,732
Copyright	68,538	-
Less: accumulated amortization and impairment	(1,238,821)	(914,415)
Total	$529,645	$816,885

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 was $324,405, $314,413, and $212,672, respectively.

The future amortization is as follows:

Twelve Months Ending December 31,	Estimated Amortization Expense

2024	$201,423
2025	169,639
2026	144,188
2027	9,899
2028	3,495
Thereafter	1,001
Total	$529,645

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2023	December 31, 2022

Security deposits payable*	$155,327	$157,961
Salary payable**	93,372	97,052
Others	27,715	35,137
Total	$276,414	$290,150

*	The Company signed cooperation agreements with third parties to co-develop a niche market for its online platforms. The Company provides its platforms and users to promote products provided by the third party developers. Revenue generated from the niche markets will be shared between the Company and these parties. These third- party developers also guarantee certain sales volume yearly and the security deposit will be paid to the Company to make up for the sales target shortfalls at the end of the year. Any remaining security deposits will be returned to these parties upon dissolution of the cooperation agreements. The Company returned approximately nil and recognized approximately nil of deposits for target shortfalls as revenue for the years ended December 31, 2023 and 2022. The Company returned approximately $314,000 and recognized approximately $119,000 of deposits for target shortfalls as revenue for the year ended December 31, 2021.

**	During the years ended December 31, 2023 and 2022, the Company accrued bonuses payable of approximately $39,533 and $40,203, respectively.

Note 9 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2023, and therefore is not subject to any income taxes in Hong Kong.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s WFOE to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10% provided that the offshore entity located in Hong Kong meets the requirements stipulated by relevant PRC tax regulations. The Company has not provided for deferred income tax liabilities on the WFOE’s undistributed earnings of $41,291,171 and $42,087,930 as of December 31, 2023 and 2022, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC operations for the foreseeable future.

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

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years, which expired on December 31, 2022. As of December 31, 2022 and 2021, the Company has not recorded any deferred tax liabilities in light of (1) its tax free arrangement; (2) its compliance with PRC EIT Law in making payments of enterprise income tax; and (3) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the current effective PRC Tax laws and regulations could result in the Company paying more enterprise income tax, which would materially and adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2023, 2022 and 2021 amounted to approximately nil, $1,933,000 and $4,198,000, respectively. The Company’s basic and diluted earnings per share would have been lower by nil, $0.50, and $0.20 per share for the years ended December 31, 2023, 2022 and 2021, respectively, without the preferential tax exemption.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2023	December 31, 2022

China income tax rate	25.0%	25.0%
Tax exemption/preferential rate reduction	-%	(21.1)%
Change in valuation allowance	(25.4)%	(3.8)%
Effective tax rate	(0.4)%	0.1%

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	December 31, 2023	December 31, 2022

Net operating losses	$1,122,569	$961,468
Allowance for credit losses	10,589	10,769
Less: valuation allowance	(1,133,158)	(972,237)
Deferred tax assets, net	$-	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	December 31, 2023	December 31, 2022

Beginning balance	$972,237	$847,735
Additions	160,921	124,502
Ending balance	$1,133,158	$972,237

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

The Company’s NOL was mainly from the Company’s VIE and its subsidiaries’ cumulative net operating losses (“NOL”) of approximately $4,514,000 and $4,521,000 as of December 31, 2023 and 2022, and will start expiring in 2024. Management believes projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Taxes payable consist of the following:

	December 31, 2023	December 31, 2022

VAT payable	$8,852	$6,858
Other taxes payable	4,906	6,514
Income taxes payable	3,067	-
Total	$16,825	$13,372

Note 10 – Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and equivalents. A depositor has up to RMB 500,000 (approximately $72,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2023 and 2022, approximately $31,506,214 and $28,034,547 were deposited in a bank located in the PRC was not insured by FSD. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Customer concentration risk

There was no concentration in accounts receivable as of December 31, 2023 and three customers accounted for approximately 59.3%, 22.5% and 17.9% of the Company’s accounts receivable as of December 31, 2022.

All of the Company’s revenue was generated in the PRC.

Vendor concentration risk

One vendor, a related party accounted for 15.8%, 30.5% and 30.1% of the Company’s purchases for the years ended December 31, 2023, 2022 and 2021, respectively. There is no accounts payable concentration for the years ended December 31, 2023 and 2022.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Related party transactions

a. Accounts receivable – related parties, net consist of the following:

	Relationship	Nature	December 31, 2023	December 31, 2022

Nanjing Culture Exchange Art Property Exchange Co., Ltd. (“Nanjing Culture”)	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 10.7% shares of the Company	Receivable from technological service fee revenue	$-	$16,345
Jinling Cultural Property Exchange Co., Ltd.(“Jinling Cultural”)*	It is owned by Huajun Gao and Aimin Kong, each a 10.7% beneficial shareholder of the Company	Receivable from technological service fee revenue	-	12,966
Total			$-	$29,311

The Company provided allowance for credit loss for the receivable of $10,362 in 2023.

b. Other receivables – related party

	Relationship	Nature	December 31, 2023	December 31, 2022

Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(“Nanjing Jinwang”)	It is owned by Huajun Gao and Aimin Kong, each a 10.7% beneficial shareholder of the Company	Funds held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly.	$346,114	$3,421,345
Total			$346,114	$3,421,345

As of March 2024, $0.2 million was returned to the Company.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2023	December 31, 2022

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	27,885	28,727
Total			$27,885	$28,727

d. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2023	December 31, 2022

Mun Wah Wan	Chairman of the board of directors of the Company	400	3,262
Total		$400	$3,262

e. Net revenues – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 10.7% shares of the Company	Technological service fee revenue	$39,643	$29,934	$38,959
Jinling Cultural	It is owned by our 10.7% beneficial shareholder, Huajun Gao	Technological service fee revenue	-	21,542	22,519
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	-	17,091	21,821
Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(“Nanjing Jinwang”)	It is owned by Huajun Gao and Aimin Kong, each a 10.7% beneficial shareholder of the Company	Technological service fee revenue	-	-	17,813
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	104,966	97,758	132,045
Total			$144,609	$166,325	$233,157

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$64,051	$304,400	$730,006

g. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Online advertising expenses	$-	$43,590	$359,967

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2022. The Company was charged a yearly advertising fee of approximately $0.18 million adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2022. The contract was further amended on June 25, 2020, pursuant to which the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2022. There has been no new contract for the year ended December 31, 2023.

h. General and administrative expenses – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each beneficially owns 10.7% shares of the Company	Rent expense.	$146,924	$151,480	$157,927

HKFAEx	100% owned by the Company’s Chairman	Accounting and business administration services.	87,365	$87,350	$65,357
Total			$234,289	$238,830	$223,284

During the years ended December 31, 2023, 2022 and 2021, HKDAEx paid approximately $87,000, $87,000 and $65,000, respectively, to HKFAEx, a company owned by our Chairman for accounting and business administration services.

The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture which is controlled by Huajun Gao and Aimin Kong, each is a 10.7% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2023. The monthly rent from August 2023 to December 2023 was renegotiated to approximately $8,600 per month. The Company also entered into a short term lease with Nanjing Culture from August 2023 to December 2024. Monthly rent is approximately $3,900. Total rental expense for the years ended December 31, 2023, 2022 and 2021 was approximately $147,000, $151,000 and $158,000, respectively.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Equity

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

In October, 2023, the shareholders and Board of Directors of the Company approved a share consolidation of each of the issued and unissued ordinary shares with a par value of US$0.00005 to be consolidated into one ordinary share with par value of $0.00025 each (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company changed from (a) US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 per share of which (x) 900,000,000 shares are designated as ordinary shares with a par value of US$0.00005 per share and (y) 100,000,000 shares are designated as preferred shares with a par value of US$0.00005 per share, to (b) US$50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with par value of US$0.00025 per share and (y)100,000,000 shares are designated as preferred shares with par value of US$0.00005 per share. The Company’s financial statements have been retroactively stated to reflect the consolidation from the beginning of periods.

On December 1, 2020, the Company completed its IPO of 5,065,000 (1,013,000 after the 5 for 1 stock split) (ordinary shares and 59,400 (11,880 after the 5 for 1 stock split) option shares at a public offering price of $4.00 ($20.00 after the 5 for 1 stock split) per share, par value US$0.00005 ($0.00025 after the 5 for 1 stock split) per share, resulting in net proceeds to the Company of approximately $17.3 million after deducting underwriting commission, offering costs and other expenses.

During the year ended December 31, 2020, in connection with the IPO, the Company issued warrants to purchase 409,952 (81,991 after the 5 for 1 stock split) ordinary shares to the underwriters. The underwriters’ warrants have a five-year term and an exercise price of $5.00 ($25.00 after the 5 for 1 stock split) per share. On December 17, 2020, the underwriters exercised options to purchase the 409,952 (81,991 after the 5 for 1 stock split) ordinary shares, on a cashless basis, resulting in the issuance of 130,312 (26,103 after the 5 for 1 stock split) ordinary shares.

On December 7, 2021, the Company entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements a total of 600,000 shares (120,000 after the 5 for 1 stock split) of ordinary shares (the “Shares”) of the Company, at a purchase price of $5.00（$25.00 after the 5 for 1 stock split） per share for $3,000,000 (the “Private Placements”). In connection with offering, the Company has also agreed to issue the warrants to the Investors to purchase up to an aggregate of 600,000 ordinary shares (120,000 after the 5 for 1 stock split) at an exercise price of $6.00 per share ($30.00 after the 5 for 1 stock split )(the “Warrants”). The Warrants have a term of one year and are exercisable by the holder at any time after the date of issuance and prior to the expiration of the Warrants. The Shares would be issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 600,000 shares (120,000 after the 5 for 1 stock split) to investors and recorded net proceed of $2.0 million as of December 31, 2021. Subscription receivable amounted to $1.0 million as of December 31, 2021. This receivable was received during the year ended December 31, 2022.

On June 6, 2022, the Company entered into a Business Management Consulting Agreement with Jiangsu Siluete Brand Management Co. Ltd. (“Jiangsu Siluete”), pursuant to which the Company agreed to issue 182,280 (36,456 after the 5 for 1 stock split ) shares to Gao Mei, who is the shareholder and CEO of Jiangsu Siluete, for consulting fee to Jiangsu Siluete from March 1, 2022 to February 28, 2023. The total stock compensation for the year ended December 31, 2023 and 2022 was $92,960 and $464,814, respectively, based on grant date fair value of $557,777 or $3.06 ($15.30 after the 5 for 1 stock split ) per share.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in circumstances outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

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

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	-	$-
Issued	120,000	30.00
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2021	120,000	$30.00
Issued	-	-
Exercised	-	-
Expired	120,000	$30.00

Warrants outstanding, as of December 31, 2022	-	$-
Issued	-	-
Exercised	-	-
Expired	-	$-
Warrants exercisable, as of December 31, 2023	-	$-

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

As a result of the foregoing restrictions, Oriental Culture WFOE and Jiangsu Yanggu PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Oriental Culture WFOE and Jiangsu Yanggu PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023, amounts restricted are the net assets of Oriental Culture WFOE and Jiangsu Yanggu PRC entities, which was $40,007,340.

Equity Incentive Plan

The Company’s 2021 Omnibus Equity Plan (“the Plan”) was approved by the board of directors on November 8, 2021 by unanimous written consent and approved by the shareholders on December 16, 2021. The Plan allows for awards of up to 4,000,000 ordinary shares. No shares have been granted as of the date of this report.

Note 13 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang, a company controlled by Mr. Gao and Mr. Kong. On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui, Kashi Dongfang, and Nanjing Yanyu, all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the VIE because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $16.5 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2023. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

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

The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings as of December 31, 2023 and 2022, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Lease commitments

The Company has three non-cancellable operating lease agreements for three office units. These lease agreements have lease terms expiring between end of June 2022 and July 2024 with a monthly rental of approximately $1,900, $8,600 and $3,900, respectively.

Upon adoption of ASU 2016-02 on January 1, 2021 for the Company’s only lease that is over one year, the Company recognized approximately $11,500 of right of use (“ROU”) assets and approximately $11,500 of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 4.75%.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of approximately 0.50 years and weighted average discount rate was 4.75%.

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2023 are as follows:

Twelve months ending December 31,	Minimum lease payment
2024	$11,522
Total undiscounted liabilities	11,522
Less: Imputed interest	45
Total lease liabilities	$11,477

Rent expense for the years ended December 31, 2023, 2022 and 2021 was $177,189, $179,552 and $186,834, respectively.

Coronavirus (“COVID-19”)

Beginning in late 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which spread rapidly to many parts of the world. To prevent and control the spread of the pandemic, the Chinese governments issued administrative orders to impose travel and public gathering restrictions as well as work from home and self-quarantine restrictions in early 2020.

Our business, financial condition, and results of operations have been adversely affected by the outbreak of COVID-19 as our net revenues and net income decreased during the first half of 2020. Starting in July 2020, our revenues and net income recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. Our revenue and net income increased for the year ended December 31, 2021 compared to 2020 as we recovered from impact of the pandemic. Our revenue and net income decreased for the year ended December 31, 2022 compared to 2021 because the outbreak of the Omicron variant has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in many part of China in 2022. Our business and results of operations have been affected due to office closures and disruption in logistics in various parts of China. China has recently started easing the strict lockdown procedures in early December 2022, which has led to surge in COVID infections and disrupt our business operations in December 2022 and January 2023. Although there were occasional resurgences of the Virus in 2023, the Company’s operation was not significantly impacted. Any future impacts of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Note 15 – Subsequent Events

On February 27, 2024 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock awards of 300,000 ordinary shares of the Company, par value $0.00025, pursuant to the Company’s 2021 Omnibus Equity Plan, to four officers and employees of the Company and subsidiaries of its operating variable interest entity (the “Grantees”), including 75,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 27, 2024. The grants were valued at approximately $573,000 on grant date.

Schedule I - Condensed Parent Company Financial Information

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

ORIENTAL CULTURE HOLDING LTD.

CONDENSED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,979,793	$14,452,747
Other current asset	16,000	1,324,063
Escrow	-	600,000
Other receivable - intercompany	3,309,212	3,224,949
Total current assets	18,305,005	19,601,759

OTHER ASSETS
Investment in subsidiary	37,876,525	39,653,486
Total other assets	37,876,525	39,653,486

Total assets	$56,181,530	$59,255,245

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,062,484	$70,000
Other payables - intercompany	9,569,397	9,569,397
Total current liabilities	10,631,881	9,639,397

Total liabilities	10,631,881	9,639,397

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 6,191,340 and 6,167,402 shares issued, 4,269,340 and 4,208,942 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	1,543	1,542
Treasury shares, at cost, 1,922,000 shares issued as of December 31, 2023 and December 31, 2022, respectively	(481)	(481)
Additional paid-in capital	22,442,726	22,349,767
Subscription receivable	-	-
Statutory reserves	153,037	124,757
Retained earnings	24,688,559	28,315,319
Accumulated other comprehensive income (loss)	(1,735,735)	(1,175,056)
Total shareholders’ equity	45,549,649	49,615,848

Total liabilities and shareholders’ equity	$56,181,530	$59,255,245

ORIENTAL CULTURE HOLDING LTD.

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021

OPERATING EXPENSES:	$(2,309,152)	$(2,869,077)	$(3,501,857)

LOSS FROM OPERATIONS	(2,309,152)	(2,869,077)	(3,501,857)

OTHER INCOME (EXPENSE)	(1,289,328)	6,104,763	14,946,130

NET INCOME	$(3,598,480)	$3,235,686	$11,444,273
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(560,679)	(2,273,012)	174,841
COMPREHENSIVE INCOME	$(4,159,159)	$962,674	$11,619,114

ORIENTAL CULTURE HOLDING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021

Net cash provided by (used in) operating activities	$181,835	$(8,634,039)	$3,473,758
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	345,210	1,000,000	2,000,000
Net increase in cash and cash equivalents	527,045	(7,634,039)	5,473,758
CASH AND CASH EQUIVALENTS, beginning of year	14,452,748	22,086,787	16,613,029
CASH AND CASH EQUIVALENTS, end of year	$14,979,793	$14,452,748	$22,086,787