Form 20-F
period 2024-12-31
Oriental Culture Holding LTD
filed 2025-05-15
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of Principal Executive Offices)

Yi Shao

Chief Executive Officer

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

Telephone: (852) 3579-5532

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

As of December 31, 2024, there were 20,733,927 ordinary shares outstanding.

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

“HKDAEx” are to HKDAEx Limited, a company incorporated under laws of Hong Kong and that was a wholly owned subsidiary of Oriental Culture Holding LTD and was sold to a third party in December 2024;

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

“VIE” are to variable interest entity.

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollars. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2024, the exchange rate was RMB 7.1884 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK 7.7677 to $1.00   which is the unified exchange rate as quoted by the Federal Reserve.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the collectibles and artwork trading and related services marketplace market in Hong Kong and China;

●	fluctuations in interest rates;

●	our expectations as to collectability of the revenues from collectibles and artwork trades facilitated through our platform and our services to our customers;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with collectibles and artwork buyers and sellers;

●	competition in our industry; and

●	relevant government policies and regulations and enforcement actions relating to our industry; and

●	impact of slow down in general economy in China on our business and financial conditions.

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

There are legal and operational risks associated with being based in and having our operations in Hong Kong and China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. As of the date of this report, these new laws and guidelines that became effective have not impacted the Company’s ability to conduct its business, accept foreign investment or list on a U.S. or other foreign stock exchange except for the filing requirement under New Overseas Listing Rules. The Company has timely filed with CSRC for its private placement offering conducted after effectiveness of the New Overseas Listing Rules but has not received final clearance from CSRC as of the date of this prospectus. As advised by our PRC counsel, Tahota (Nanjing) Law Firm, our offerings will be subject to the New Overseas Listing Rules but such offerings are not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering since the Company is already listed on an oversea exchange before the effective date of the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

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

Permissions Required from the PRC Authorities for Our Operations

Jiangsu Yanggu and its subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are their business licenses. Other than the business licenses, the VIE and its subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business while the Company is subject to New Overseas Listing Rules for offering the securities to investors. We, our subsidiaries, or VIE and its subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to conduct the VIE’s business and operations. As the VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel Tahota (Nanjing) Law Firm (“Tahota Law Firm”), we do not believe that we are a Critical Information Infrastructure Operator (“CIIO”) or an Online Platform Operator as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022. As of the date of this report, we, our subsidiaries, the VIE and its subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors except for the filing requirement under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of the VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiary or VIE and its subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.

We are an online provider of collectibles and artwork e-commerce services and we facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and certain commodities on our online platform owned by our subsidy in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited. We also provide online and offline integrated marketing, warehouse storage and technical maintenance services to our customers through the VIE and its subsidiaries in China.

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

As of the date of this report, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors including the U.S. investors. The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, including International Exchange, Oriental Culture HK, the VIE, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE. There are no tax consequences for the intercompany borrowings and the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of income and cash flows for the years ended December 31, 2024 and 2023 and selected balance sheet information as of December 31, 2024 and 2023 showing financial information for the Company (excluding the VIEs), the VIEs, eliminating entries and consolidated information.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,411,389	$336	$-	$-		$14,411,725	$95,779	$2,560,768	$-		$2,656,547	$-		$17,068,272
Restricted cash	-	-	-	-		-	834,366	5,640,908	-		6,475,274	-		6,475,274
Short-term investment	5,256,000	-	-	-		5,256,000	-	38,952	-		38,952	-		5,294,952
Restricted investment	-	-	-	-		-	-	10,794,296	-		10,794,296	-		10,794,294
Accounts receivable, net	-	-	-	-		-	-	278	-		278	-		278
Inventory	-	-	-	-		-	1,231,335	-	-		1,231,335	-		1,231,335
Other receivables and prepaid expenses	67,529	9,931	-	-		77,460	160,380	835,404	-		995,784	-		1,073,244
Other receivable - intercompany	1,944,260	1,000,000	-	(1,944,260	)(d1)	1,000,000	229,996	10,489,506	-		10,719,502	(1,000,000	)(e)	-
												(8,720,467	)(d2)
												(233,231	)(d3)
												(1,765,804	)(d4)
Other receivable - VIE	275,530	-	-	-		275,530	37,832,568	-	(37,832,568	)(b)	-	(275,530	)(d2)	-
Total current assets	21,954,708	1,010,267	-	(1,944,260)		21,020,715	40,384,424	30,360,112	(37,832,568)		32,911,968	(11,995,032)		41,937,651

PROPERTY AND EQUIPMENT, NET	-	-	-	-		-	-	8,647,932	-		8,647,932	-		8,647,932

OTHER ASSETS
Investment	-	-	-	-		-	-	903,518	-		903,518	-		903,518
Intangible assets, net	1,500,000	-	-	-		1,500,000	-	46,565	-		46,565	-		1,546,565
Investment in subsidiaries	37,324,008	-	38,814,027	(37,621,995	)(a)	38,516,040	-	-	-		-	(38,516,040	)(c)	-
Other receivable - intercompany	-	-	-	-		-	-	-	-		-	-		-
Total other assets	38,824,008	-	38,814,027	(37,621,995)		40,016,040	-	950,083	-		950,083	(38,516,040)		2,450,083

Total assets	$60,778,716	$1,010,267	$38,814,027	$(39,566,255)		$61,036,755	$40,384,424	$39,958,127	$(37,832,568)		$42,509,983	$(50,511,072)		$53,035,666

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,000,000	$-	$-	$-		$1,000,000	$-	$1,417,587	$-		$1,417,587	$-		$2,417,587
Accounts payable - related parties	-	-	-	-		-	-	502	-		502	-		502
Deferred revenue	-	-	-	-		-	-	78,427	-		78,427	-		78,427
Other payables and accrued liabilities	300,007	-	-	-		300,007	34,164	282,169	-		316,333	-		616,340
Taxes payable	-	-	-	-		-	425	13,073	-		13,498	-		13,498
Other payable - intercompany	-	1,951,275	-	(1,951,275	)(d1)	-	-	333,801	-		333,801	(103,805	)(d2)	-
												(229,996	)(d4)
Other payable - VIE	9,569,397	251,024	-	-		9,820,421	1,535,808	-	-		1,535,808	(9,569,397	)(d2)	-
												(251,024	)(d3)
												(1,535,808	)(d4)
Total current liabilities	10,869,404	2,202,299	-	(1,951,275)		11,120,428	1,570,397	2,125,559	-		3,695,956	(11,690,030)		3,126,354

Total liabilities	10,869,404	2,202,299	-	(1,951,275)		11,120,428	1,570,397	2,125,559	-		3,695,956	(11,690,030)		3,126,354

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	29,716,788	-	-	-	(a)	29,716,788	1,000,000	113,299	(113,299	)(b)	1,000,000	(1,000,000	)(e)	29,716,788
Statutory reserves	155,313	-	-	-	(a)	155,313	9,543	145,770	(145,770	)(b)	9,543	(9,543	)(c)	155,313
Retained earnings	22,252,747	(1,189,929)	41,637,352	(40,447,423	)(a)	22,252,747	40,627,809	40,519,683	(40,519,683	)(b)	40,627,809	(40,627,809	)(c)	22,252,747
Accumulated other comprehensive income (loss)	(2,215,536)	(2,103)	(2,823,325)	2,832,443	(a)(d1)	(2,208,521)	(2,823,325)	(2,946,184)	2,946,184	(b)	(2,823,325)	2,816,310	(c)(d2-d4)	(2,215,536)
Total shareholders’ equity	49,909,312	(1,192,032)	38,814,027	(37,614,980)		49,916,327	38,814,027	37,832,568	(37,832,568)		38,814,027	(38,821,042)		49,909,312
											-
Total liabilities and shareholders’ equity	$60,778,716	$1,010,267	$38,814,027	$(39,566,255)		$61,036,755	$40,384,424	$39,958,127	$(37,832,568)		$42,509,983	$(50,511,072)		$53,035,666

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate receivable as result of contractual agreement from VIE with VIE’s equity.

(c)	To eliminate holding company’s investment of WFOE.

(d)	To eliminate intercompany balances:

	Due from	Due to	Amount
(1)	HK subsidiaries	Holding	1,944,260	Intercompany borrowing
(2)	Holding	VIE	8,995,997	Real estate purchase deposit paid by VIE, refunded to Holding
(3)	HK subsidiaries	VIE	233,231	Intercompany balance
(4)	WFOE	VIE	1,765,804	Intercompany balance

(e)	To eliminate HK subsidiaries capital injection to WFOE.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENDSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
Operating revenues	$-	$-	$-	$-		$-	$-	$622,690	$-		$622,690	$-		$622,690
Cost of revenues	-	-	-	-		-	-	(182,181)	-		(182,181)	-		(182,181)
Gross profit	-	-	-	-		-	-	440,509	-		440,509	-		440,509
Operating expenses	(1,579,979)	(366,127)	-	-		(1,946,106)	(94,441)	(1,597,160)	-		(1,691,601)	-		(3,637,707)
Loss from operations	(1,579,979)	(366,127)	-	-		(1,946,106)	(94,441)	(1,156,651)	-		(1,251,092)	-		(3,197,198)
Other income (expense)	(1,005,878)	1,129,156	-	-		123,278	107,221	533,256	-		640,477	-		763,755
Provision for income tax	-	-	-	-		-	(93)	-	-		(93)	-		(93)
Loss from VIE	-	-	-	-		-	(623,395)	-	623,395	(b)	-	-		-
Income (loss) from subsidiaries	152,321	-	(610,708)	(152,321	)(a)	(610,708)	-	-	-		-	610,708	(c)	-
Net (loss) income	$(2,433,536)	$763,029	$(610,708)	$(152,321)		$(2,433,536)	$(610,708)	$(623,395)	$623,395		$(610,708)	$610,708		$(2,433,536)

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate VIE income by WFOE

(c)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	WFOE	VIE	Total	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(1,761,029)	$(25,502)	$-	$(3,451,046)	$1,231,202	$(4,006,375)	$-	$(4,006,375)
Net cash (used in ) provided by investing activities	(5,756,000)	-	-	3,294,358	(52,363)	(11,556,351)	-	(11,556,351)
Net cash provided by financing activities	6,998,517	-	-	-	-	6,998,517	-	6,998,517
Effect of exchange rate	(49,892)	(1,451)	-	(53,697)	(211,899)	(316,939)	-	(316,939)
Net (decrease) increase in cash and cash equivalents	(568,404)	(26,953)	-	(210,385)	(8,075,406)	(8,881,148)	-	(8,881,148)
CASH AND CASH EQUIVELENTS, beginning of year	14,979,793	27,289	-	1,101,579	16,316,033	32,424,694	-	32,424,694
CASH AND CASH EQUIVELENTS, end of year	$14,411,389	$336	$-	$891,194	$8,240,627	$23,543,546	$-	$23,543,546

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

●

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation and charges against former major shareholders of the Company and its related party Nanjing Jinwang in China, which has and could continue to materially and negatively impact the business operations and financial results of the Company.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

●	If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading businesses, our operations may be materially adversely affected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission (the “CSRC”).

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations or to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

●	We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

●	Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Risks Related to Our Business

We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

We launched our Company in 2018 and have a limited operating history. The success of our business depends primarily on the number of collectibles and artwork products listed and traded on our platform. Therefore, our ability to continue to attract customers to list, sell and buy collectibles and artwork products on our platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new products, services and markets, manage our growth while maintaining consistent and high-quality services, and make our platform more efficient and effective for our customers.

As our business develops, or in response to competition, we may continue to introduce new services or make adjustments to our existing services, or make adjustments to our business model. In connection with the introduction of new services, we may impose more stringent customer qualifications to ensure the quality of our customers, which may negatively affect the growth of our business. With general economic conditions in China have slowed down due to the slow recovery from COVID-19 and the negative impact by the tariff war between U.S. and China, we may have difficulties to retain existing clients and develop new clients. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to attract potential clients and educate them about the value of our services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

Nan County Public Safety Bureau has frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation of former major shareholders of the Company and its related party Nanjing Jinwang which has and could continue to materially and negatively impact the business operations and financial results of the Company.

On July 1, 2022, Mr. Huajun Gao and Mr. Aimin Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. The Court had the hearing in August 2023 and trial in January 2024 and both of them have been released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed to the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP.

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

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $17.3 million relating to the Nanjing Jinwang case as of December 31, 2024. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Aimin Kong was appointed as Chief Operating Officer of the Company.

Due to the Nanjing Jinwang case and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and had concerns regarding their deposited funds. The frozen accounts of the subsidiaries of the VIE have also negatively impacted cash flow for these companies although they have other bank accounts that operate normally for their daily business operations. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. Currently the customers can freely transfer their deposits out of the trust account. The Company has also taken measures to reduce the cost and expenses for the subsidiaries of the VIE to respond to cash flow issues. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all

Although NCCP has withdrawn its charges against Nanjing Jinwang, Nan County Public Safety Bureau has not released the funds from frozen accounts of Kashi Dongfang and Nanjing Yanyu as of the date of this report. The Company cannot reasonably estimate when the bank accounts for the subsidiaries of the VIE will be unfrozen by the Nan County Public Safety Bureau or the Court. The Company has and will continue to communicate with Nan County Public Safety Bureau and the Court to unfreeze the bank accounts and release the funds for the subsidiaries of the VIE.

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

In March 2020, the World Health Organization declared the COVID-19 as a pandemic and the global economy has also been materially negatively affected. This crisis is like no other, the impact to Chinese economy is large and the recovery from such impact has been slow. The United States has recently proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has increased the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its tariff on U.S. imports to 125%. On May 12, 2025, U.S. and China agreed that each will suspend and lower tariffs by 115% for 90 days for further negotiation. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between these two major economies, resulting in a material adverse effect on China and global economic conditions. It is extremely uncertain about China’s growth forecast, which could seriously affect people’s investment desires in China and internationally, including investment in artwork products and collectibles, which could negatively impact our business and results of operations.

The artwork and collectible markets may be influenced over time by the overall strength and stability of the global economy and the financial markets such as war in Ukraine and mid-east, high interest rate, inflation, tariff war, and outbreak of any epidemic. In addition, political conditions and US and China relations may affect our business through their effect on the economy, as well as on the willingness of potential buyers and sellers to invest and sell art and collectibles in the wake of economic uncertainty.

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

In addition, there are over 5 art e-commerce platforms operating in Hong Kong, through which individual customers can open accounts and trade all kinds of artworks on those exchanges. Certain Internet companies also launched art e-commerce trading services.

Some of these competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2024, there were over 10 active art e-commerce platforms   operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $0.2 million in 2023 and $0.04 million in 2024, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd., Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which are controlled or owned by Mr. Huajun Gao and/or Mr. Aimin Kong, each is a 2.6% beneficial shareholder of the Company. We also entered into advertising contract with Kashi Jinwang Art   Purchase E-commerce Co., Ltd., as online advertising service provider to promoting our collectibles and artworks. For the year ended December 31, 2023, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 1.1%, 0.1%, 0.9%, 15.8%, 0.0% and 4.8% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. For the year ended December 31, 2024, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 0.0%, 8.8%, 11.6%, 0.0% and 3.0% of   our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Our online trading platform is dependent on the secure operation of our website and systems as well as the operation of the internet generally. Our business involves the storage of customers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. A number of large internet companies have suffered security breaches, some of which have involved intentional ransomware attacks. From time to time, we and many other internet businesses also may be subject to a denial of service attacks wherein attackers attempt to block customers’ access to our website with ransomware. If we are unable to avert a denial of service attack for any significant period, we could sustain substantial loss from payment of ransom fee, lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks.

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

Our results of operations were materially adversely affected by the outbreak of COVID-19. During the outbreak of COVID-19 and government’s efforts to contain the spread of the pandemic, our ability to accept, appraise, list new products and provide warehousing services for collectibles and artwork products as well as our marketing activities were severely disrupted and hindered due to the office closure, travel and transportation restrictions imposed by the government, which caused a material negative impact on our business and results of operations. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023. The business has returned to normal in China since February 2023. However, our results of operations will be adversely affected if there is any new COVID-19 outbreak or any other epidemic harm the Chinese and global economy.

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

Forty percent of the equity interests of Jiangsu Yanggu are held by Mr. Aimin Kong and Mr. Huajun Gao. Their interests in Jiangsu Yanggu may differ from the interests of our Company as a whole. These shareholders may breach, or cause the consolidated variable interest entity to breach, the existing contractual arrangements we have with them and the consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control the consolidated VIE and its subsidiaries and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Jiangsu Yanggu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including control the online trading of collectibles. Since the outbreak of COVID-19, China’s economic growth has slowed down significantly and the recovery has been slow. Any prolonged slowdown in the Chinese economy due to the recent tariff war with United States may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. As confirmed by our PRC counsel Tahota (Nanjing) Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms through our subsidiaries in Hong Kong which are not subject to the laws and regulations of China, and the VIE and its subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant are required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

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

We conduct our business primarily in China. Our business depends substantially on the conditions of the PRC and Hong Kong art and collectibles markets. Demand for collectibles and artwork in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in prices. Fluctuations of supply and demand in China’s art market are caused by economic, social, political and other factors, such as the outbreak of COVID-19 and government’s action to contain the spread of the pandemic as well as its impact on the overall Chinese economy, interest rates, tariff war, inflation, deflation, discretionary consumer spending and investment desires in art and collectibles. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the art and collectible markets. These measures have affected and may continue to affect the conditions of China’s art and collectible markets and cause fluctuations in collectibles and artwork prices. To the extent fluctuations in the art market may adversely affect the trading volume on our platforms, or require us to provide our services on unfavorable terms, our financial condition and results of operations may be materially and adversely affected.

Our business is susceptible to fluctuations of the commodities trade on our market.

Starting in 2019, we began to list certain commodities such as teas, Yun Nan Ham and Chinese mitten crabs on our platform and currently we only have teas listed on our platform. Customer trading activities are to some extent influenced by the changes in the commodity prices in international and domestic markets. As a result, our future operating results may be subject to the fluctuations of these products due to the risks related to natural disasters such as drought, flood, snowstorms or other abnormal temperature changes, extreme weather and health epidemics or pandemics, which are unpredictable and beyond our control. Any pandemic outbreak such as COVID-19 and the government’s action to contain the spread of the pandemic could materially negatively impact our ability of listing, trading and delivery of such products. The general trading activities of these commodities are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in these commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level of these commodities on our platform and adversely affect our business and results of operations and cash flows.

The legal rights we hold to use certain leased property could be challenged by property owners or other third parties, which could prevent us from operating our business or increase the costs associated with our business operations.

For the warehouses that we are currently using, we do not hold property ownership with respect to the premises under which those facilities are operated. Instead, we rely on leases with the property owners. Our general practice requires us to examine the title certificates of the property owners as part of our due diligence before entering into a lease with them. If we fail to identify encumbrances on the title, our leases of such properties may be challenged or even invalidated by government authority or relevant dispute resolution institutions. As a result, the development or operations of our facilities on such properties could be adversely affected.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when they are granted options or other awards. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We may face other regulatory uncertainties that could restrict our ability to grant stock awards under incentive plans to our directors, executive officers and employees under PRC law. The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 800,000 shares (post reverse split) and all of the shares under the Equity Plan have been granted to the officers of the Company as of the date of this report. Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and receive stock awards from the Company are subject to the SAFE registration requirement and some of them have not completed the registration.

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

We collect and process the personal information of the customers who register on our online platform, for the purpose of managing and maintaining our customers and their trading information. Nanjing Yanyu, one of the wholly-owned subsidiaries of Jiangsu Yanggu, whose primary business is to provide technical support for International Exchange’s online collectibles, art and commodities e-commerce platform, has established network security policies, including Data Security Management Measures, Data Center Network Security Management Rules, Information Security Management Rules and an Information Security Emergency Plan. We also publish “Investor Information Protection Policy” on our online platforms, to help the customers who register on our online platforms understand what, where and how their private information be collected and used by International Exchange and its affiliates and what measures we take to protect their personal information. Nonetheless, we cannot assure that our cybersecurity protection policies and related technical measures are adequate to prevent network data in our online platform from being breached, stolen or tampered with. If our online platform network is at risk, we may be required by competent cybersecurity supervision authorities to suspend our online platforms before rectification and we may be fined up to RMB 1 million (approximately $146,000) if it is found that our online platform has material security risks or if severe cybersecurity events occur due to failure of our network security protection.

Although the subsidiary of the VIE operates and maintains the network platform in mainland China, our main business, providing collectibles and artwork e-commerce services, is conducted by International Exchange in Hong Kong. Therefore, our business model may be considered involving transfer of customers’ personal information across borders and we may be subject to the Measures for the Security Assessment of Data Cross-border Transfer.  We cannot guarantee that we can pass the safety assessment for cross-border transfers of personal information required by Measures for the Security Assessment of Data Cross-border Transfer. If we fail this assessment, International Exchange may not use customers’ personal information stored in mainland China to process its trading on the online platform, which would result in a significant adverse impact on our business operations.

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

Certain of our assets are located in Hong Kong and our officers and directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

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

We will become a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.

The Board of Directors of the Company has approved to grant 12 million preferred shares of the Company to Mr. Aimin Kong, the Chief Operation Officer of the Company in January 2025. Each preferred share is entitled to participate in the voting at the shareholders' meeting and is entitled to fifteen votes. The 12 million preference shares granted to Mr. Kong are divided into two parts of a vested grant of 4 million prefer shares without earn out requirement and a grant of 8 million preferred shares vest upon the fulfilment of certain earn out terms. Although the issuance of the preferred shares are subject to shareholders approval and none of the preferred shares have been issued to Mr. Kong yet, because more than 50% of the voting power for the election of our directors will be controlled by Mr. Kong , if it is approved by the shareholders and issuance of such preferred shares to Mr. Kong by the Comapny, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Kong controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an online provider of collectible and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access a much bigger art and collectable trading market where they can engage with a wider range of collectible or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artwork and certain commodities on our online platform owned by our subsidiary in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited .. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly until the outbreak of COVID-19. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China. We, Oriental Culture Holding LTD, are a holding company with operations conducted via our subsidiaries, variable interest entity and its subsidiaries.

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

On April 18, 2018, HKDAEx Limited (“HKDAEx”) was incorporated under Hong Kong law. On May 9, 2019, we acquired all of the outstanding equity interests of HKDAEx from its original shareholder-HKFAEX Group Limited (“HKFAEX”) for a consideration of 2,400,000 ordinary shares (pre forward share split in November 2019) of the Company. Effective from May 9, 2019, HKDAEx became our wholly-owned subsidiary. HKDAEx provided our customers with an online trading platform for products and commodities other than collectible and artwork in Hong Kong. The trading platform of HKDAEx and its related trading business ceased operation as of June 30, 2024 and the Company sold HKDAEx to an unrelated party for $1 in December 2024.

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

On October 10, 2023, the shareholders of the Company approved the resolution of a share consolidation (the “Share Consolidation” or “Reverse Stock Split”) of the issued and authorized ordinary shares of the Company at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the ordinary shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of the resolution but before October 18, 2023, to be determined by the Board of Directors of the Company (the “Board”) in its discretion. On October 10, 2023, the Board determined the ratio for Share Consolidation to be one (1)- for five -(5), accompanied by a corresponding increase in the par value of the ordinary shares to $0.00025. The Share Consolidation was primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.  Upon the effective of the Share Consolidation, each of the issued and unissued ordinary shares with a par value of US$0.00005 to be consolidated into one ordinary share with par value of $0.00025 each, such that immediately following the Share Consolidation, the authorized share capital of the Company changed from (a) US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 per share of which (x) 900,000,000 shares are designated as ordinary shares with a par value of US$0.00005 per share and (y) 100,000,000 shares are designated as preferred shares with a par value of US$0.00005 per share, to (b) US$50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with par value of US$0.00025 per share and (y)100,000,000 shares are designated as preferred shares with par value of US$0.00005 per share.

On May 31, 2024, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 14,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000 (the “Private Placement”). In connection with offering, the Company has also agreed to issue the warrants to the Purchasers to purchase up to an aggregate of 14,000,000 ordinary shares at an exercise price of $0.50 per share (the “Warrants”). The Warrants have a term of two years and are exercisable by the holder at any time on or after six months after the issuance date. The Private Placements will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company also agreed to pay a service fee to China Stamp which including $300,000 in cash and 840,000 shares of the Company’s ordinary shares pursuant to a financing advisory agreement in connection with the Private Placement. On April 25, 2025, 1,530,000 warrants were exercised by one of the holders on a cashless basis for 1,324,587 ordinary shares of the Company.

On January 23, 2025, the Board of Directors of the Company approved the appointment of Mr. Aimin Kong as the Chief Operating Officer (“COO”) of the Company for a term of 5 years and agreed to grant 12 million preferred shares of the Company to Mr. Kong, among which 8 million preferred shares shall vest upon satisfying certain earn out terms and performance of the Company. The Board also approved at the meeting: (i) each preferred share is entitled to participate in the voting at the shareholders' meeting and be used to calculate the quorum in the same way as the ordinary shares of the Company, and each preferred share is entitled to fifteen votes; (ii) each preferred share can be converted into ordinary share, and every two preferred shares are convertible into one ordinary share upon conversion; (iii) the preferred shares are transferable; and (iv) the preferred shares shall have the same rights as the ordinary shares except for the above mentioned. On January 27, 2025, the Company and Mr. Aimin Kong entered into an Employment Agreement, pursuant to which the Company employs Mr. Kong as its COO for 5 years from January 27, 2025 to January 26, 2030. The Company also agreed to provide Mr. Kong a salary of US$10,000 per month and 12 million preferred shares pursuant the terms of the Employment Agreement: (i) the 12 million preference shares are divided into two parts of a grant of 4 million prefer shares shall vest without earn out requirement and a grant of 8 million preferred shares shall vest upon the fulfilment of the earn out terms; (ii) the expiration date of the grant is January 26, 2030; (iii) the preferred shares to be granted are divided into three parts of 4 million preferred shares each. The first 4 million shares shall vest on the date of the Employment Agreement and the second and third parts, totaling 8 million shares, are subject to the following four vesting terms. When any one of the condition is met, the 4 million preferred shares of the second part will be vested on such date and when any one of the remaining three condition is met again, the final 4 million preferred shares corresponding to the third part will be vested on such date; (iv) the four vesting terms are (a) based on the annual revenues of the Company’s 2024 financial statements, when the annual revenue in 2025 reaches two times of the annual revenue in 2024, or when the annual revenue in any of the four years from 2026 to 2029 reaches to three times of the annual revenue of 2024, the grant shall vest in the first year that the above conditions are met; (b) based on the annual profit/loss in the financial statements of 2024, if the annual profit/loss in 2025 reduces the loss by US$1 million comparing to that of 2024, or if the annual profit/loss in 2026 reduces the loss by US$1.5 million comparing to that of 2024, or if in any of the three years between 2027 and 2029 that the Company turns into profitable, the grant shall vest in the first year in which the above conditions are met; (c) If the average of the total market capitalisation of the Company for 20 consecutive trading days for the first time reaches or exceeds two times of the closing total market capitalisation of the Company (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of preferred shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (d) the average of the total market capitalisation of the Company for 20 consecutive trading days of the Company reaches or exceeds 3 times of the closing total market capitalisation (total market capitalisation: US$20,797,661) as of January 23, 2025, the date on which the grant of preferred shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (v) the issuance of Preferred shares shall be subject to the approval of the shareholders at a general meeting of the Company. As of the date of this report, none of the preferred shares mentioned above has been issued to Mr. Aimin Kong.

On April 28, 2025, the Board of Directors of Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) approved to move the principal executive offices of the Company from Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong to Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. The Company’s main phone number is also changed to 852- 3579-5532.

Our principal executive offices are located at Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. Our telephone number at this address is (852) 3579-5532. Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are an online provider of collectible and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our online platform owned by our subsidiary in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly until the outbreak of COVID-19. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China.

According to the report of “E-commerce in China 2023” released by Ministry of Commerce of People’s Republic of China, China’s e-commerce continued to grow in 2023. Data of National Bureau of Statistics of China indicates that in 2023, the national e-commerce transaction volume reached RMB 45.5 trillion (approximately $6.41 trillion), an increase of 8.5% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art and collectibles e-commerce are gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with extensive cultural and art collection and collectibles market operations and marketing experience, we take development opportunities to provide online and offline services for the domestic and international art and collectibles trading business.

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

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2024, there were over 10 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “Negative List.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “Negative List”. However, it is unclear whether any updated “Negative List” to be published by the State Council in the future will be different from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM on September 6, 2024 and took effect on November 1, 2024. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 6, 2024, which took effect on November 1, 2024 and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) on December 27, 2021, which took effect on January 1, 2022. The 2024 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited.” The list of industries in these two categories is sometimes referred to as the “negative list.” The Foreign Investment Law provides that foreign investors may not invest in the prohibited industries and must meet such requirements as stipulated for making investment in restricted industries. The most recent list of restricted and prohibited industries can be found in the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), which was promulgated by the National Development and Reform Commission and the Ministry of Commerce on September 6, 2024 and took effect on November 1, 2024. Industries that are not restricted or prohibited are generally open for foreign investments unless specifically restricted by other PRC laws.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

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

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the NDRC and the MOFCOM which promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 6, 2024, which took effect on November 1, 2024 and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) on December 27, 2021, which took effect on January 1, 2022. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

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

D. Property, Plants and Equipment

Our principal executive offices are located in Hong Kong where we lease approximately 30 square meters of office space. Our leased premises are leased from unrelated third parties who either have valid title to the relevant properties or proper authorization from the title holder to sublease the property. On November 4, 2021, Kashi Dongfang and Kashi Longrui, the wholly owned subsidiaries of Jiangsu Yanggu, jointly entered into an agreement acquired an office building from Nanjing Z-COM Wireless Communication Technology Co., Ltd. for a total amount of RMB60 million (approximately $9.2 million). The office building is located at Building 30, #699-22, Xuanwu Avenue, Xuanwu District, Nanjing City, Jiangsu Province, which is approximately 6,840 square meters. The land use right for the land occupied by the building was acquired by means of purchase and remains valid until December 20, 2056. The Company completed the decoration of the building in January 2024, which has been used as our office space in China since February 2024.

We believe that we will have adequate facilities to accommodate our future expansion plans. Currently, we lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
No. 2, Youzishan Road, Dongba Street, Gaochun District	Jiangsu Yanggu	Rent free due to preferential treatment by local government for registered enterprises	November 1, 2029	Office
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,548)	June 30, 2025	Office
Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong	Oriental Culture Holding LTD	HKD 120,000(approximately $ 15,400)	December 31, 2025	Office

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

5A. Operating Results

Overview

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger collectable and art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our online platform owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly until the outbreak of COVID-19. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China.

According to the report of “E-commerce in China 2023” released by Ministry of Commerce of People’s Republic of China, China’s e-commerce continued to grow in 2023. Data of National Bureau of Statistics of China indicates that in 2023, the national e-commerce transaction volume reached RMB 45.5 trillion (approximately $6.41 trillion), an increase of 8.5% year-on-year.

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

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the exchange platform we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Disposal of subsidiary

In December 2024, we disposed of HKDAEx to an unrelated third party for $1 and recognized approximately $25,000 of gain from the disposal. HKDAEx provided our customers with an additional online trading platform of certain commodities in Hong Kong. As of June 30, 2024, the trading platform operated by HKDAEx for products and commodities other than collectible and artwork in Hong Kong ceased operation and its businesses were moved to our main online platform for collectibles and artwork operated by International Exchange to better integrate resources, reduce costs, and provide better customer services. Since the disposal did not represent any strategic change of our operation, the disposal was not presented as discontinued operations.

Impact of investigation and charge against our shareholders

On July 1, 2022, Mr. Huajun Gao and Mr. Aimin Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. The Court had the hearing in August 2023 and trial in January 2024 and both of them have been released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed to the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP.

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

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short term investment in the frozen bank accounts with balances totaling approximately $14.7 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2024. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Aimin Kong was appointed as Chief Operating Officer of the Company.

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

Although NCCP has withdrawn its charges against Nanjing Jinwang, Nan County Public Safety Bureau has not released the funds from frozen accounts of Kashi Dongfang and Nanjing Yanyu as of the date of this report. The Company cannot reasonably estimate when the bank accounts for the subsidiaries of the VIE will be unfrozen by the Nan County Public Safety Bureau or the Court. The Company has and will continue to communicate with Nan County Public Safety Bureau and the Court to unfreeze the bank accounts and release the funds for the subsidiaries of the VIE.

This investigation and case against our related parties and slow recovery of Chinese economy after COVID-19 have negative impacted on our revenue for the year ended December 31, 2024. Our revenue decreased approximately $1.0 million from approximately $1.6 million for the year ended December 31, 2023 to approximately $0.6 million for the same period of 2024.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders are defined as the total number of individuals who placed trades and traded collectibles, artwork and commodities on our platforms during the relevant period. We had approximately 19,000, 35,000, and 142,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2024, 2023 and 2022, respectively. In 2023, the number of traders further decreased by 75% due to the investigation and impact of the frozen bank accounts. In 2024, the number of traders further decreased by 46% due to the continuing investigation of our shareholder and impact of the frozen bank accounts.

Number of Transactions

During the years ended December 31, 2024, 2023 and 2022, our platforms facilitated and completed approximately 7 million, 19 million, and 96 million transactions, respectively. The change in the number of transactions was due to the change in the number of active traders and trading activities due to reason mentioned above.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork and commodities after they are listed on our platforms. During the years ended December 31, 2024, 2023 and 2022, total transaction value amounted to approximately $0.1 billion, $0.5 billion, and $8.6 billion, respectively. The change in total transaction value was due to the change in number of products listed, number of transactions, and value of the units for the year ended December 31, 2024, 2023 and 2022. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 135 for the year ended December 31, 2023 to 7 for the year ended December 31, 2024 consistent with the decrease of the value and number of the transactions listed.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2024, 2023, and 2022, our average transaction value per client was approximately $6,000, $0.01 million, and $0.06 million, respectively. The decrease of average transaction value is due to the reasons stated above.

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

Years Ended December 31, 2024 vs. December 31, 2023

	For the Years Ended December 31,		Variance
	2024	2023	Amount	%
Net revenues	$568,057	$1,435,449	$(867,392)	(60.4)%
Net revenues – related parties	54,633	144,609	(89,976)	(62.2)%
Total operating revenues	622,690	1,580,058	(957,368)	(60.6)%
Less: cost of revenues	(182,181)	(405,628)	223,447	(55.1)%
Gross profit	440,509	1,174,430	(733,921)	(62.5)%
Operating expenses	(3,637,707)	(5,509,838)	1,872,131	(34.0)%
Income from operations	(3,197,198)	(4,335,408)	1,138,210	(26.3)%
Other income, net	763,755	751,761	11,994	1.6%
Income before income taxes	(2,433,443)	(3,583,647)	1,150,204	(32.1)%
Provision for income taxes	93	14,833	(14,740)	(99.4)%
Net income	(2,433,536)	(3,598,480)	1,164,944	(32.4)%
Foreign currency translation adjustment	(479,801)	(560,679)	80,878	(14.4)%
Comprehensive income	$(2,913,337)	$(4,159,159)	1,245,822	(30.0)%
Weighted average number of ordinary shares outstanding – basic and diluted	13,225,669	4,269,340	8,956,329	209.8%
Basic and diluted earnings per share	$(0.18)	$(0.84)	$(0.66)	(78.2)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,				Variance
	2024		2023		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$103,807	16.7	$457,176	28.9	$(353,369)	(77.3)%
Transaction fees(2)	296,379	47.6	806,794	51.1	(510,415)	(63.3)%
Marketing services fees(3)	156,995	25.2	166,444	10.5	(9,449)	(5.7)%
Other revenues(4)*	65,509	10.5	149,644	9.5	(84,135)	(56.2)%
Total operating revenues	$622,690	100.0	$1,580,058	100.0	$(957,368)	(60.6)%

*	Including $54,633 and $144,609 from related parties for the years ended December 31, 2024 and 2023, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units are initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms. Our standard listing fees for artwork and collectibles range from 3% to 8% for each of the years ended December 31, 2024 and 2023 and standard listing fees for commodities was 3% to 8% of the initial listing value for each of 2024 and 2023. The rate is dependent on the type of listings and is negotiated on a case-by-case basis.

Total listing service fees decreased by approximately $0.4 million or 77.3% from approximately $0.5 million for the year ended December 31, 2023 to approximately $0.1 million for the same period in 2024. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. In addition, there was a decrease in listing values of approximately $9.3 million for new products listings with approximately $25.0 million and $15.7 million for 2023 and 2024, respectively. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 135 for the year ended December 31, 2023 to 7 for the year ended December 31, 2024. The decrease in the value generated by new product listings was mainly due to the decrease of the numbers of new products which caused by the impact from the freezing of bank accounts caused by the ongoing case against our shareholders starting in the second half of 2022 as we had a hard time to retain clients with the case ongoing.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. Transaction fee revenue from the trading of points amounted to approximately $61 and $1,800 for the years ended December 31, 2024 and 2023, respectively.

Total transaction fee revenue decreased by approximately $0.5 million or 63.3% from approximately $0.8 million for the year ended December 31, 2023 to approximately $0.3 million for the same period in 2024. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value decreased from approximately $0.5 billion the year ended December 31, 2023 to approximately $0.1 billion for the same period in 2024. The decrease in our transaction was mainly due to negative impact from the freezing of bank accounts caused by the ongoing investigation of our related party that started in second half of 2022 which reduced overall customers transactions.

(3) Marketing service fees: Marketing service fees are what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

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

Marketing service fees decreased by approximately $10,000 or 5.7% from approximately $170,000 for the year ended December 31, 2023 to approximately $160,000 for the same period in 2024. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Other revenues: Other revenues primarily include services fees for IT technical support and agency recommendation fees. IT technical support fees are negotiated on a case-by-case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly revenue generated from providing consulting and training services to certain traders/agents. Upon completion of the training and consulting, these qualified traders/agents may introduce our platform and services to potential customers to list their collectibles and artwork with us for a fee or promote their own products on our platform. Total other revenues decreased by $84,135 or 56.2% from $149,644, which included $144,609 from providing technical services to our related parties for the same period in 2023 to $65,509, which included $54,633 from providing technical services to our related parties for the same period in 2024. The decrease was primarily because we provided less technical services for the year ended December 31, 2024.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million or 55.1% from approximately $0.4 million including approximately $0.06 million from a related party for the year ended December 31, 2023 to approximately $0.2 million including $0.02 million from a related party for the same period in 2024. The decrease in cost of revenues was primarily due to the decrease in employee salaries of approximately $79,000, decrease in system fees of approximately $79,000, and decrease in warehouse storage of approximately $43,000. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to decrease in overall listing value of products.

Gross Profit

Gross profit decreased by approximately $0.7 million or 62.5% from approximately $1.2 million for the year ended December 31, 2023 to approximately $0.5 million for the year ended December 31, 2024. Gross margin for the years ended December 31, 2024 and 2023 were approximately 70.7% and approximately 74.3%, respectively.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,
	2024		2023		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(207,842)	5.7	$(618,111)	11.2	$410,269	(66.4)%
General and administrative	(3,325,474)	91.4	(4,657,438)	84.5	1,331,964	(28.6)%
General and administrative – related parties	(104,391)	2.9	(234,289)	4.3	129,898	(55.4)%
Total operating expenses	$(3,637,707)	100.0	$(5,509,838)	100.0	$1,872,131	(34.0)%

Selling expenses decreased by approximately $0.4 million, or 66.4%, from approximately $0.6 million for the year ended December 31, 2023 to approximately $0.2 million for the same period in 2024. The decrease was primarily due to the decrease in marketing expenses of approximately $0.2 million as we paid less commissions due to less new listings and traders introduced by third parties. The Company has two types of reward program, one is to rebate directly to customers while the other is to reward third party sales agents. Rebates to customers are considered as a reduction in sales price, so the rebate is instantaneous while rebates to third party sales agents are usually paid in one to three months in arrears.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $1.5 million, or 29.9% from approximately $4.9 million including approximately $0.2 million to a related party for the year ended December 31, 2023 to approximately $3.4 million including approximately $0.1 million to a related party for the same period in 2024. The decrease in our general and administrative expenses was primarily due to decreased tech service fee of approximately $0.9 million, decreased professional fees of approximately $0.5 million, decreased office expenses of approximately $0.1 million, decreased depreciation and amortization expenses of approximately $0.1 million, and decreased travel and meeting related fees of approximately $0.1 million and as we incurred less professional services and management needs due to less business and revenues in 2024, offset by increased stock compensation expenses of approximately $0.5 million due to the granted stock awards pursuant to the 2021 Omnibus Equity Plan and increased research and development fees for the improvement of platform to explore other business lines on our platform of approximately $0.1 million.

Other Income

Total other income increased by approximately $12,000, or 1.6%, from approximately $752,000 for the year ended December 31, 2023 to approximately $764,000 for the same period in 2024. The increase was mainly due to the increase of approximately $0.4 million of interest and investment income due to the increase of short-term investment, increase of approximately $20,000 of gain from short-term investment due to the increased short-term investment, the increase of approximately $111,000 of rental income from the lease of office building, and the increase of approximately $25,000 gain from the disposal of HKDAEx, offset by the decrease of approximately $0.4 million of impairment loss on intangible assets due to the ceased operation of HKDAEx’s trading platform, decrease of approximately $0.1 million in currency exchange gain, and decrease of approximately $68,000 of the loss from disposal of two vehicles.

Provision for Income Taxes

Our provision for income taxes amounted to $93 and $14,833 for the year ended December 31, 2024 and 2023, respectively. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Loss

Our net loss decreased by approximately $1.2 million, or 32.4%, from $3.6 million for the year ended December 31, 2023 to approximately $2.4 million for the same period in 2024. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

Basic and diluted loss per share

Basic and diluted loss per share were $0.18 and $0.84 for the year ended December 31, 2024 and 2023, respectively, a 78.2% decrease. Due to net loss, the basic and diluted shares are considered the same.

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

Years Ended December 31, 2023 vs. December 31, 2022

	For the Years Ended December 31,		Variance
	2023	2022	Amount	%
Net revenues	$1,435,449	$17,646,814	$(16,211,365)	(91.9)%
Net revenues – related parties	144,609	166,325	(21,716)	(13.1)%
Total operating revenues	1,580,058	17,813,139	(16,233,081)	(91.1)%
Less: cost of revenues	(405,628)	(996,459)	590,831	(59.3)%
Gross profit	1,174,430	16,816,680	(15,642,250)	(93.0)%
Operating expenses	(5,509,838)	(14,227,329)	8,717,491	(61.3)%
Income from operations	(4,335,408)	2,589,351	(6,924,759)	(267.4)%
Other income, net	751,761	651,147	100,614	15.5%
Income before income taxes	(3,583,647)	3,240,498	(6,824,145)	(210.6)%
Provision for income taxes	14,833	4,812	10,021	208.3%
Net income	(3,598,480)	3,235,686	(6,834,166)	(211.2)%
Foreign currency translation adjustment	(560,679)	(2,273,012)	1,712,333	(75.3)%
Comprehensive income	$(4,159,159)	$962,674	(5,121,833)	(532.0)%
Weighted average number of ordinary shares outstanding – basic and diluted	4,269,340	4,221,629	23,770	0.6%
Basic and diluted earnings per share	$(0.84)	$0.77	$(1.61)	(210.6)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2023		2022		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$457,176	28.9	$1,244,251	7.0	$(787,075)	(63.3)%
Transaction fees(2)	806,794	51.1	13,643,958	76.6	(12,837,164)	(94.1)%
Marketing services fees(3)	166,444	10.5	2,749,224	15.4	(2,582,780)	(93.9)%
Other revenues(4)*	149,644	9.5	175,706	1.0	(26,062)	(14.8)%
Total operating revenues	$1,580,058	100.0	$17,813,139	100.0	$(16,233,081)	(91.1)%

*	Including $144,609 and $166,325 from related parties for the years ended December 31, 2023 and 2022, respectively.

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

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,
	2023		2022		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(618,111)	11.2	$(7,668,248)	53.9	$7,050,137	(91.9)%
Selling and marketing – related party	-	0.0	(43,590)	0.3	43,590	(100.0)%
General and administrative	(4,657,438)	84.5	(6,276,661)	44.1	1,619,223	(25.8)%
General and administrative – related parties	(234,289)	4.3	(238,830)	1.7	4,541	(1.9)%
Total operating expenses	$(5,509,838)	100.0	$(14,227,329)	100.0	$8,717,491	(61.3)%

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

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We had approximately $39.6 million of cash and cash equivalents and short-term investments, including approximately $17.3 million restricted cash and cash equivalents and short term investments. We had approximately $38.8 million of working capital as of December 31, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, short-term investment, private placement and public offering.

On May 31, 2024, we entered into a Securities Purchase Agreement with certain purchasers, pursuant to which we sold to the purchasers in a private placement 14,000,000 ordinary shares of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

Cash Flows

As of December 31, 2024, we had cash and cash equivalents of approximately $32.6 million. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Net cash (used in) provided by operating activities	$(4,006,375)	$3,624,590	$(1,211,385)
Net cash used in investing activities	$(11,556,351)	$(511,248)	$608,471
Net cash provided by financing activities	$6,998,517	$600,000	$1,000,000

Operating Activities

Net cash used in operating activities was approximately $4.0 million for the year ended December 31, 2024 which was attributable primarily to the net loss of approximately $2.6 million, the increase of approximately $1.2 million in inventory due to the one-time purchase of liquor for sale, decrease of approximately $1.1 million in accounts payable affected by restricted cash, increase of approximately $0.5 million in other receivables and prepaid expenses, including other receivables from related parties, due to prepaid VAT tax from the purchase of inventory, and approximately $0.1 million of gain from short-term investment. Our cash outflow was offset by approximately $0.6 million of stock compensation due to the granted stock awards pursuant to the 2021 Omnibus Equity Plan, approximately $0.5 million of depreciation and amortization, and approximately $0.4 million of impairment loss on intangible assets due to the ceased operation of HKDAEx’s trading platform.

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

Investing Activities

Net cash used in investing activities was approximately $11.6 million for the year ended December 31, 2024, which was primarily attributable to the purchase of short-term investments of approximately $45.6 million offset by the proceed from sale of short-term investments of approximately $34.5 million, and the purchase of intangible assets of $0.5 million.

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

Financing Activities

Net cash provided by financing activities was approximately $7.0 million for the year ended December 31, 2024, which was primarily attributable to proceeds from private placement.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses

Accounts receivable is amounts due from the Company’s customers, mainly from the Company’s marketing revenue where the Company grant credits of 30-60 days.

Other receivables and other receivable related party are short term primarily include funds which are held on a trading platform trust account with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is controlled or owned by Huajun Gao and/or Aimin Kong, each is a shareholder of the Company. The funds are not restricted and can be withdrawn and used after the Company completes the necessary administrative procedures. The Company normally makes withdrawals from this account monthly.

An allowance for credit losses may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management also periodically evaluates individual customer’s financial condition and record expected credit loss in the period in which loss is determined to be probable based on lifetime expected losses considering historical, current, and forecasted conditions.  Management reviews its receivables on a regular basis to determine if the allowance for credit losses is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

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

Started in July 2019, we had signed cooperative agreements with third parties who are experts and possess new ideas and resources for the collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on our online platforms. These parties are required to place a security deposit with us until termination of the cooperative agreements and the deposit amounts increase as the trading volume increases. Revenue generated from these niche markets will be shared between us and these parties based on pre-agreed rates and trading volume. We accounted for the portion of revenue that is earned by the third parties as a reduction of total contract revenue to be received from customers. Approximately nil, nil and nil of revenue generated from these contracts had been recorded as a reduction of revenue and as payables to these parties for the years ended December 31, 2022, 2023 and 2024, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. We assessed if a material right existed when we initially issued the reward points and if the reward points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. Transaction fee revenue from the trading of points amounted to approximately $1,800 and $61 for the years ended December 31, 2023 and 2024, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Kit Ming (Michael) Lo	51	Chairman of the Board of Directors and Director
Lijuan Ding	46	Chief Financial Officer
Yi Shao	36	Chief Executive Officer and Director
Xuetong Qin	33	Manager and Director
Aimin Kong	56	Chief Operating Officer
Nelson (Nam Sum) Wong (1)(2)(3)	62	Independent Director
Xiaobing Liu(1)(2)(3)	62	Independent Director
Jinren Chen (1)(2)(3)	54	Independent Director
Yan Xiao	37	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

Biography

Kit Ming (Michael) Lo

Mr. Lo was elected as a member of our board of directors on January 20, 2025 and was appointed chairman of our board of directors on January 23, 2025. Mr. Lo has served as the head of finance for International Toys Trading Limited since 2018. Mr. Lo has served as the director of wealth management for FWD Life Insurance Company (Bermuda) Limited since 2014. Mr. Lo was a senior auditor of Ernst & Young from 2007 to 2013. Mr. Lo received his bachelor’s degree of commerce with accounting major from Macquarie University in Sydney in 2007. The Board believes that Mr. Lo’s extensive experience in business and finance will benefit the Company’s operations and management and qualifies him as an important member and the Chairman of the Board.

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

Lijuan Ding

Ms. Ding was appointed as our Chief Financial Officer on May 13, 2024. Ms. Ding, age 45, served as the financial manager of Jiangsu Huahai Ship Management Co., Ltd. from 2018 to 2024. From 2015 to 2017, Ms. Ding served as the financial manager of Nanjing Kehuiyan Food Technology Co., Ltd. From 2012 to 2015, Ms. Ding served as the financial manager of Nanjing Ranxin Medical Technology Co., Ltd. From 2010 to 2012, Ms. Ding served as the financial manager of Nanjing Newspaper Group. From 2002 to 2010, Ms. Ding worked as the audit project manager of Jiangsu Gongxin Certified Public Accountants Co., Ltd. Ms. Ding received her bachelor’s degree of Economic Management from Nanjing Agricultural University. Ms. Ding obtained her Chinese Certified Public Accountant (CPA) qualification in 2006.

Xuetong Qin

Ms. Qin was elected as a member of our board of directors on January 20, 2025. Ms. Qin has served as the accounting manager of the Company and as the accounting manager of Nanjing Rongke Business Consulting Service Co., Ltd., a wholly owned subsidiary of the Company since March 2024. From September 2019 to February 2024, Ms. Qin was the accounting manager of Zhongcang Warehouse Co., Ltd., a minority owned subsidiary of the Company. Ms. Qin was the accounting manager of Nanjing Cultural and Artwork Property Exchange Co., Ltd. from August 2013 to August 2018. Ms. Qin received her bachelor’s degree in business management major from Nanjing University of Finance and Economics in 2013. Ms. Qin is a Chinese Intermediate Accountant and also holds a Qualification Certificate for Fund Practitioner in China. The Board believes that Ms. Qin’s extensive experience in accounting and finance will benefit the Company’s operations and management and make her an important member of the board of directors.

Aimin Kong

Mr. Kong was appointed as the Chief Operating Officer of the Company on January 23, 2025. Mr. Kong has served as the general manager of Coin and Stamp Center of Nanjing Culture and Art Property Exchange since August 2013. Mr. Kong was the general manager of Jiangsu Zhongjin Culture Development Co., Ltd. from December 2012 to August 2013. Mr. Kong was the general manager of Jiangsu Culture Property Rights Exchange from May 2012 to December 2012. Mr. Kong graduated from Posts and Telecommunications School of Jiangsu Province with a telecommunication engineering major in 1988. Mr. Kong received his master’s degree from Nanjing University of Posts and Telecommunications in 2007.

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

Yan Xiao

Ms. Xiao was elected as a member of our board of directors on January 20, 2025. Ms. Xiao has served as a director of I Win Securities Ltd. since December 2020. Ms. Xiao was the general manager of Shaanxi JuFeng Investment Information Co., Ltd. from June 2016 to November 2020. Ms. Xiao was the product manager of Beijing YinHua Wealth Investment Management Co., Ltd. from May 2013 to February 2014. Ms. Xiao was the director of sales of TianXiang Wealth (Beijing) Information Technology Co., Ltd. from November 2011 to August 2012. Ms. Xiao was the sales manager of China Finance Online Co. Limited (OTC: JRJC) from September 2008 to October 2011. Ms. Xiao received her junior college degree in business administration from Beijing Foreign Studies University in July 2020 and her master’s degree in finance from The Chubb Institute (Westbury) in June 2021. Ms. Xiao received her master’s degree in business administration from Stanfort Academy in Singapore in March 2023. Ms. Xiao holds Chinese Securities Practitioner Qualification Certificate from Securities Association of China and Hong Kong Securities and Futures Practitioner Qualification Certificate from Hong Kong Securities and Investment Institute. The Board believes that Ms. Xiao’s extensive experience in securities and finance will benefit the Company’s business and make her an important member of the board of directors.

6.B. Compensation

During the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB1.40 million (US$194,744) in cash to our executive officers, and paid RMB0.91 million (US$127,097) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

On April 28, 2025 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of Oriental Culture Holding LTD. (the “Company”) granted stock awards of 500,000 ordinary shares of the Company, par value $0.00025 (the “Ordinary Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to five officers and employees of the Company and subsidiaries of its operating variable interest entity (the “Grantees”), including 100,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company and 100,000 shares to Ms. Xuetong Qin, our manager and director (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 28, 2025.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of May 9, 2025.

Board Diversity Matrix (As of May 9, 2025)
Country of Principal Executive Offices:	P.R. China
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Our board of directors currently consists of 7 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

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

6.D. Employees

As of December 31, 2024 and December 31, 2023, we had a total of 33 and 52 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of December 31, 2024:

Function	Number*	% of Total Employees
Technology and Research	9	27.27%
Sales & Marketing	12	36.36%
General & HR and Administration	12	36.36%
	33	100.00%

*	excluding the employees of Zhongcang Warehouse Co., Ltd., an 18% indirect subsidiary of Jiangsu Yanggu, the VIE.

As of December 31, 2024, 30 of our employees were based in Mainland China and 3 employees were located in Hong Kong.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 9, 2025 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 20,733,927 ordinary shares issued and outstanding as of May 9, 2025.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. Our telephone number at this address is (852) 3579-5532.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Kit Ming (Michael) Lo	-	-
Yi Shao	175,000	*
Lijuan Ding	-	-
Aimin Kong(1)	490,000	2.4%
Xuetong Qin	100,000	*
Nelson Wong	-	-
Xiaobing Liu	-	-
Jinren Chen	-	-
Yan Xiao	-	-
All directors and executive officers as a group (nine individuals)	765,000	3.69%

5% or Greater Shareholders:
James Gui Baudouy (2)	3,200,000	13%
Centurion Tech Holdings Limited(3)	3,160,000	13%
Stephanie Ann Geb Dambolot Pollmuller (4)	3,060,000	13%
Rapid Proceed Limited(5)	1,590,000	8%
Eternal Blessing Holdings Limited(6)	1,580,000	7%
Matthias Dorian Lengelsen (7)	1,540,000	7%
Tower Luck Group Limited (8)	1,530,000	7%
Sheena Elizabeth Davis(9)	1,530,000	7%
Graham Duffy(10)	1,520,000	7%
Fabian Arnold (11)	1,324,587	6%

(1)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(2)	Including 1,600,000 warrant shares exercisable as of the date of this report. James Gui Baudouy address is MOORLANDS, PETHYBRIDGE, LUSTLEIGH, NEWTON ABBOT, TQ13 9TG
(3)	Including 1,580,000 warrant shares exercisable as of the date of this report. Centurion Tech Holdings Limited address is NO.59, BUILDING 37, ZONE 3,YOUYI STREET, KUNDULUN DISTRICTBAOTOU CITYINNER MONGOLIACHINA
(4)	Including 1,530,000 warrant shares exercisable as of the date of this report. Stephanie Ann Geb Dambolot Pollmuller address is Fasangartenstrae 4,81737Mu nchen, Germany
(5)	Including 1,590,000 warrant shares exercisable as of the date of this report. Rapid Proceed Limited address is QUNZHONG NEW VILLAGE,TAJIANG DISTRICTFUZHOU CITYFUJIAN PROVINCE CHINA
(6)	Including 1,580,000 warrant shares exercisable as of the date of this report. Eternal Blessing Holdings Limited address is CHAO YANG QU ANLI LU 28 HAOYUAN 26C 3601BEIJING 10000CHINA
(7)

Including 1,540,000 warrant shares exercisable as of the date of this report. Matthias Dorian Lengelsen address is Schadowstrae 2,60596 Frankfurt am Main, DE

Residence Address (Street Address , NO PO, BOxes AlIOed

(8)	Tower Luck Group Limited address is Vistra Corporate Services Center, Wickhams Cay ll Road Town, Tortola,VG1110, British Virgin lslands
(9)	Including 1,530,000 warrant shares exercisable as of the date of this report. Sheena Elizabeth Davis address is 63KILNFORD DRIVE,DUNDONALD,KILMARNOCK,KA2 9EU
(10)	Including 1,520,000 warrant shares exercisable as of the date of this report. Graham Duffy address is 54 MOUNT ANVILLE PARK, GOATSTOWN,DUBIL 14
(11)	Fabian Arnold address is Bu lowstr.68 Eingang Westpark, Berlin, DE

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

a. Other receivables – related party

	Relationship	Nature	December 31, 2024	December 31, 2023

Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(“Nanjing Jinwang”)	It is controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Funds held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly.	$-	$346,114
Total			$-	$346,114

b. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2024	December 31, 2023

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	502	27,885
Total			$502	$27,885

c. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2024	December 31, 2023

Mun Wah Wan	Former Chairman of the board of directors of the Company	-	400
Total		$-	$400

d. Net revenues – related parties consist of the following:

	Relationship	Nature	The Period from January 1, 2024 to May 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Technological service fee revenue	$12,824	$39,643	$29,934
Jinling Cultural	It is controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Technological service fee revenue	-	-	21,542
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	-	-	17,091
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	41,809	104,966	97,758
Total			$54,633	$144,609	$166,325

e. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$21,075	$64,051	$304,400

f. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Online advertising expenses	$-	$-	$43,590

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2022. The Company was charged a yearly advertising fee of approximately $0.18 million adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2022. The contract was further amended on June 25, 2020, pursuant to which the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2022. There has been no new contract for the year ended December 31, 2024 and 2023.

g. General and administrative expenses – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Rent expense.	$38,647	$146,924	$151,480
HKFAEx	100% owned by the Company’s former Chairman	Accounting and business administration services.	65,744	$87,365	$87,350
Total			$104,391	$234,289	$238,830

During the years ended December 31, 2024, 2023 and 2022, HKDAEx paid approximately $66,000, $87,000 and $87,000, respectively, to HKFAEx, a company owned by our chairman for accounting and business administration services.

The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture which is controlled by Huajun Gao and Aimin Kong, each is a 10.7% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2024. Nanjing Culture became a third party since June 2024. The monthly rent from January 2024 to May 2024 was renegotiated to approximately $7,700 per month. Total related party rental expense for the years ended December 31, 2024, 2023 and 2022 was approximately $39,000, $147,000 and $151,000, respectively.

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

Our authorized share capital is $50,000.00 divided into 280,000,000 shares comprising of (i) 180,000,000 ordinary shares of a nominal or par value of $0.00025 each; and (ii) 100,000,000 preferred shares of a nominal or par value of $0.00005 each.  As of May 9, 2025, 20,733,927 ordinary shares are outstanding and no preferred share is issued or outstanding.

Our shareholders adopted our current amended and restated memorandum and articles of association by way of a special resolution on November 8, 2019. On October 10, 2023, the Company effected a 1 for 5 Share Consolidation and such consolidation change was submitted to Cayman Registrar on October 16, 2023.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2024, we used approximately US$4.4 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software, app development and system for our online platform. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2024, our internal control over financial reporting was ineffective.

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

	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees(1)	$230,000	$250,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-
TOTAL	$230,000	$250,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.3	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.4	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.8	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.9	Independent Director Agreement by and between the Registrant and Y. Tristan Kuo dated November 6, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.10	Independent Director Agreement by and between the Registrant and Bennet P. Tchaikovsky dated January 15, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.11	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Director Agreement by and between the Registrant and Mun Wah Wan dated March 6, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.13	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.14	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.15	Cooperation Agreement by and between China International Assets and Equity of Artworks Exchange Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on January 1, 2018 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.16	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.17	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.18	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.19	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.20	Office Premises Use Contract by and between Nanjing Culture and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on May 2, 2022)
4.21	Preowned Property Purchase and Sale Agreement by and among Nanjing Z-COM Wireless Communication Technology Co., Ltd., Kashi Longrui Business Management Service Co., Ltd., and Kashi Dongfang Cangpin Culture Development Co., Ltd. on November 4, 2021. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with the SEC on May 2, 2022)

4.22	Oriental Culture Holding LTD 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on November 9, 2021)
4.23	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on December 8, 2021)
4.24	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on December 8, 2021)
4.25	Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.46 to Form 20-F filed with the SEC on May 2, 2022)
4.26	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2022 (incorporated herein by reference to Exhibit 4.47 to Form 20-F filed with the SEC on May 1, 2023)
4.27	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated December 31, 2022(incorporated herein by reference to Exhibit 4.48 to Form 20-F filed with the SEC on May 1, 2023)
4.28	Supplemental Agreement to Technical Maintenance Services Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 25, 2024)
4.29	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on April 25, 2024)
4.30	Supplemental Agreement to Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 4.37 to Form 20-F filed with the SEC on April 25, 2024)
4.31	Employment Agreement by and between the Company and Yi Shao dated May 10, 2023 (incorporated herein by reference to Exhibit 4.38 to Form 20-F filed with the SEC on April 25, 2024)
4.32	Employment Agreement by and between the Company and Xi Li dated November 29, 2023 (incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on April 25, 2024)
4.33*	Renewal of Employment Agreement with Yi Shao
4.34	Employment Agreement by and between the Company and Lijuan Ding dated May 13, 2024(incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on May 14, 2024)
4.35	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on June 6, 2024)
4.36	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on June 6, 2024)
4.37*	Employment Agreement by and between Oriental Culture Holding LTD. and Aimin Kong dated January 27, 2025
4.38	Form of Unrestricted Stock Award Agreement by and between Oriental Culture Holding LTD. and Grantees dated on April 28, 2025. (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on May 2, 2025)
4.39*	Renewal of Employment Agreement with Yi Shao
4.40*	Employment Agreement by and between the Company and Lijuan Ding dated May 12, 2025
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tahota (Nanjing) Law Firm
15.2*	Consent of Wei Wei & Co., LLP
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to Form 20-F filed with the SEC on April 25, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to Form 20-F filed with the SEC on April 25, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Date: May 14, 2025

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Oriental Culture Holding LTD

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding LTD and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

May 14, 2025

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	December 31,
	2024	2023

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$17,068,272	$17,684,018
Restricted cash and cash equivalents	6,475,274	14,740,676
Short-term investment	5,294,952	3,247,349
Restricted investment	10,794,296	1,741,423
Accounts receivable, net	278	-
Inventory	1,231,335	-
Other receivables and prepaid expenses	1,073,244	133,705
Other receivables - related party	-	346,114
Total current assets	41,937,651	37,893,285

PROPERTY AND EQUIPMENT, NET	8,647,932	9,171,106

OTHER ASSETS
Prepaid expenses - non current	-	108,320
Right-of-use assets	-	11,477
Cost method investments	903,518	917,002
Intangible assets, net	1,546,565	529,645
Total other assets	2,450,083	1,566,444

Total assets	$53,035,666	$48,630,835

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,417,587	$2,566,655
Accounts payable - related parties	502	27,885
Deferred revenue	78,427	181,930
Other payables and accrued liabilities (included related party payable of $0 and $400 as of December 31, 2024 and 2023, respectively)	616,340	276,414
Taxes payable	13,498	16,825
Lease liability - current	-	11,477
Total current liabilities	3,126,354	3,081,186

Total liabilities	3,126,354	3,081,186

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 20,491,340 and 6,191,340 shares issued, 18,569,340 and 4,269,340 shares outstanding as of December 31, 2024 and 2023, respectively*	5,118	1,543
Treasury shares, at cost, 1,922,000 shares issued as of December 31, 2024 and 2023, respectively	(481)	(481)
Additional paid-in capital	29,712,151	22,442,726
Statutory reserves	155,313	153,037
Retained earnings	22,252,747	24,688,559
Accumulated other comprehensive loss	(2,215,536)	(1,735,735)
Total shareholders’ equity	49,909,312	45,549,649

Total liabilities and shareholders’ equity	$53,035,666	$48,630,835

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2024	2023	2022

OPERATING REVENUES:
Net revenues	$568,057	$1,435,449	$17,646,814
Net revenues - related parties	54,633	144,609	166,325
Total operating revenues	622,690	1,580,058	17,813,139

COST OF REVENUES:(including related warehouse cost of $21,075, $64,051, and $304,400 for the years ended December 31, 2024, 2023 and 2022, respectively)	(182,181)	(405,628)	(996,459)

GROSS PROFIT	440,509	1,174,430	16,816,680

OPERATING EXPENSES:
Selling and marketing	(207,842)	(618,111)	(7,668,248)
Selling and marketing - related party	-	-	(43,590)
General and administrative	(3,325,474)	(4,657,438)	(6,276,661)
General and administrative - related parties	(104,391)	(234,289)	(238,830)
Total operating expenses	(3,637,707)	(5,509,838)	(14,227,329)

(LOSS) INCOME FROM OPERATIONS	(3,197,198)	(4,335,408)	2,589,351

OTHER INCOME
Gain from short-term investment	109,964	89,474	156,066
Interest and investment income	763,190	372,199	226,158
Impairment loss on intangible assets	(356,676)	-	-
Other income, net	247,277	290,088	268,923
Total other income, net	763,755	751,761	651,147

(LOSS) INCOME BEFORE INCOME TAXES	(2,433,443)	(3,583,647)	3,240,498

PROVISION FOR INCOME TAX	93	14,833	4,812

NET (LOSS) INCOME	(2,433,536)	(3,598,480)	3,235,686

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(479,801)	(560,679)	(2,273,012)

COMPREHENSIVE LOSS (INCOME)	$(2,913,337)	$(4,159,159)	$962,674

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	13,225,669	4,269,340	4,221,629

(LOSS) INCOME PER SHARE
Basic and diluted	$(0.18)	$(0.84)	$0.77

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

											Accumulated
	Preferred						Additional	Share			other
	shares		Ordinary shares*		Treasury shares*		paid-in	subscription	Statutory	Retained	comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	receivable	reserves	earnings	income(loss)	Total
BALANCE, DECEMBER 31, 2021	-	$-	6,130,946	$1,533	(1,922,000)	$(481)	$21,884,962	$(1,000,000)	$112,347	$25,092,043	$1,097,956	$47,188,360
Share subscription received	-	-	-	-	-	-	-	1,000,000				1,000,000
Issuance of ordinary shares for consulting fees	-	-	36,456	9	-	-	464,805	-	-	-	-	464,814
Net income	-	-	-	-	-	-	-	-	-	3,235,686	-	3,235,686
Statutory reserve	-	-	-	-	-	-	-	-	12,410	(12,410)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,273,012)	(2,273,012)
BALANCE, December 31, 2022	-	-	6,167,402	1,542	(1,922,000)	(481)	$22,349,767	-	124,757	28,315,319	(1,175,056)	49,615,848
Amortization of shares issued for consulting fees	-	-	-	-	-	-	92,960	-	-	-	-	92,960
Additional rounding shares issued due to share reconsolidation	-	-	23,938	1	-	-	(1)	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(3,598,480)	-	(3,598,480)
Statutory reserve	-	-	-	-	-	-	-	-	28,280	(28,280)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(560,679)	(560,679)
BALANCE, December 31, 2023	-	$-	6,191,340	$1,543	(1,922,000)	$(481)	$22,442,726	$-	$153,037	$24,688,559	$(1,735,735)	$45,549,649
Stock compensation	-	-	300,000	75	-	-	572,925	-	-	-	-	573,000
Shares issued for private placement	-	-	14,000,000	3,500	-	-	6,996,500	-	-	-	-	7,000,000
Transaction costs related to private placement	-	-	840,000	210	-	-	(300,210)	-	-	-	-	(300,000)
Shares to be issued for transaction costs related to private placement	-	-	(840,000)	(210)	-	-	210	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(2,433,536)	-	(2,433,536)
Statutory reserve	-	-	-	-	-	-	-	-	2,276	(2,276)	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(479,801)	(479,801)
BALANCE, December 31, 2024	-	$-	20,491,340	$5,118	(1,922,000)	$(481)	$29,712,151	$-	$155,313	$22,252,747	$(2,215,536)	$49,909,312

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,433,536)	$(3,598,480)	$3,235,686
Adjustments to reconcile net income to net cash (used in) provided by
Operating activities:
Depreciation and amortization	488,130	610,369	654,709
Gain from short-term investment	(109,964)	(89,474)	(156,066)
Loss from disposal of property, plant and equipment	68,282	-	-
Gain on disposal of subsidary	(25,098)	-	-
Provision for credit losses	-	-	44,602
Non-cash lease expense	11,489	22,773	22,890
Impairment loss on intangible assets	356,676	-	-
Stock compensation	573,000	92,963	464,814
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable	(281)	209	(200)
Decrease (increase) in accounts receivable - related parties	-	28,969	(22,679)
Increase in inventory	(1,242,867)	-	-
(Increase) decrease in other receivables and prepaid expenses	(842,693)	4,162,588	(3,181,230)
Decrease (Increase) in other receivables - related parties	344,219	3,033,580	(2,662,141)
(Decrease) increase in accounts payable	(1,127,554)	(351,404)	1,515,337
(Decrease) increase in accounts payable - related parties	(27,226)	(364)	28,167
Increase (decrease) in deferred revenue	(101,771)	(260,945)	(196,548)
Increase (decrease) in other payables and accrued liabilities	77,417	(9,155)	(919,371)
(Decrease) increase in taxes payable	(3,109)	3,695	(14,427)
(Decrease) in lease liability	(11,489)	(20,734)	(24,928)
Net cash (used in) provided by operating activities	(4,006,375)	3,624,590	(1,211,385)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(45,567,066)	(14,616,672)	(22,152,510)
Proceed from sale of short-term investments	34,532,461	14,340,414	23,965,569
Purchase of cost method investments	-	-	(446,024)
Purchase of property, plant and equipment	(59,025)	(192,839)	(708,951)
Proceeds from disposal of property, plant and equipment	37,279	-	-
Purchase of intangible assets	(500,000)	(42,151)	(49,613)
Net cash (used in) provided by investing activities	(11,556,351)	(511,248)	608,471

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share subscription	-	-	1,000,000
Proceeds released from escrow	-	600,000	-
Proceeds from private placement	7,000,000	-	-
Cash outflow from disposal of subsidiary	(1,483)	-	-
Net cash provided by financing activities	6,998,517	600,000	1,000,000

EFFECT OF EXCHANGE RATE ON CASH AND EQUIVALENTS	(316,939)	(273,869)	(809,912)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,881,148)	3,439,473	(412,826)

CASH AND CASH EQUIVALENTS, beginning of year	32,424,694	28,985,221	29,398,047

CASH AND CASH EQUIVALENTS, end of year	$23,543,546	$32,424,694	$28,985,221

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$14,455	$-
Cash paid for interest	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Initial recognition of right-of-use assets and lease liabilities	$-	$-	$45,659
Transaction costs included in other payables and accrued liabilities	$300,000	$-	$-
Purchases of intangible assets included in accounts payable	$1,000,000	$-	$-

	2024	2023	2022
Cash and cash equivalents	17,068,272	17,684,018	17,188,833
Restricted cash	6,475,274	14,740,676	11,796,388
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	23,543,546	32,424,694	28,985,221

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

Oriental Culture has no substantial operations other than holding all of the outstanding share capital of Oriental Culture Development (“Oriental Culture BVI”), China International Assets and Equity of Artworks Exchange Limited (“International Culture”) and HKDAEx Limited, which was disposed in December 2024 (see Note 4). Oriental Culture BVI is also a holding company holding all of the outstanding share capital of HK Oriental Culture Investment Development Limited (“Oriental Culture HK”). Oriental Culture HK is also a holding company holding all of the outstanding equity of Nanjing Rongke Business Consulting Service Co., Ltd. (“Oriental Culture WFOE” or “WFOE”).

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

On May 9, 2019, the Company acquired all outstanding equity interest of HKDAEx Limited (“HKDAEx”), which provides the Company’s customers with an additional online trading platform in Hong Kong. Therefore, starting in second half of 2019, the Company expanded its business operations to include online trading of certain commodities, primarily teas on the platform of HKDAEx. On December 27, 2024, pursuant to the transfer agreement between the Company and Ever Youngster Limited, the Company transferred its entire ownership in HKDAEx to Ever Youngster Limited for $1, resulting a gain on this disposal of $25,098.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access which is updated from time to time by MOFCOM and NDRC. The most recent list of restricted and prohibited industries can be found in the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), which was promulgated by the National Development and Reform Commission and the Ministry of Commerce on September 6, 2024 and took effect on November 1, 2024 The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
China International Assets and Equity of Artworks Exchange Limited (“International Culture”)	● A Hong Kong company ● Incorporated on November 22, 2013, commenced operations in March 2018. ● Engages in providing an online platform that facilitates e-commerce of collectible and artwork trading	100%

HKDAEx Limited (“HKDAEx”)	● A Hong Kong company ● Incorporated on April 18, 2018 ● Engages in providing an online platform that facilitates e-commerce of certain commodities trading	100% Disposed in December 2024*

Oriental Culture BVI	● A British Virgin Islands company ● Incorporated on December 6, 2018	100%

Oriental Culture HK	● A Hong Kong company ● Incorporated on January 3, 2019	100% owned by Oriental Culture BVI

Oriental Culture WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 7, 2019	100% owned by Oriental Culture HK

Jiangsu Yanggu	● A PRC limited liability company ● Incorporated on August 23, 2017, commenced operations in March 2018. ● Holding company of Nanjing Yanyu and Nanjing Yanqing	VIE of Oriental Culture WFOE

Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”)	● A PRC limited liability company ● Incorporated on June 7, 2018 ● Provides support services to Jiangsu Yanggu, International Culture, HKDAEx, Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu

Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”)	● A PRC limited liability company ● Incorporated on May 17, 2018 ● Holding company of Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu

Kashi Longrui Business Management Service Co., Ltd. (“Kashi Longrui”)	● A PRC limited liability company ● Incorporated on July 19, 2018 ● Operating entity provides marketing services	100% owned by Nanjing Yanqing

Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”)	● A PRC limited liability company ● Incorporated on August 29, 2018 ● Operating entity provides listing and warehouse services	100% owned by Nanjing Yanqing

*	The Company disposed HKDAEx in December 2024 and recognized $25,098 gain on this disposal. As the disposal of HKDAEx does not represent strategic change according with ASC 360, the Company did not report such disposals as discontinued operations.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2024 and December 31, 2023 were translated at RMB 7.19 and RMB 7.08 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2024, 2023 and 2022 were RMB 7.12, RMB 7.05 and RMB 6.73 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2024 and 2023 were translated at HKD 7.77 and HKD 7.81 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2024, 2023 and 2022 were HKD 7.80, HKD 7.83 and HKD 7.83 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Fair value disclosure:

		December 31, 2024 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment (including restricted)	$16,089,248	$-	$16,089,248	$-

		December 31, 2023 Fair Value
	Cost	Level 1	Level 2	Level 3
Short-term investment (including restricted)	$4,988,772	$-	$4,988,772	$-

The Company values its short-term investment using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. This investment has original maturities of less than 1 year and the carrying value approximates its fair value.

Cash and cash equivalents

Cash and equivalents consist of cash in bank and money market funds with maturity of less than three months which are unrestricted as to immediate withdrawal and use.

Restricted cash and cash equivalents

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each a shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with a charge of illegal business operation of Nanjing Jinwang, a company controlled by Mr. Gao and Mr. Kong. On July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui, Kashi Dongfang, and Nanjing Yanyu, all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the VIE of the Company in China because they, each had business relationship with Nanjing Jinwang. The total restricted cash and equivalents was $6,475,274 and $14,740,676 as of December 31, 2024 and 2023, respectively.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

The short-term investment is an investment in a bank-issued wealth management product with underlying investments in cash, bonds and equity funds. The investment products are issued by banks in the PRC. The investments have a maturity of less than 1 year and their carrying value approximates their fair value. The gain from sale of these investments, which is recognized in the statements of income and comprehensive income, was $109,964, $89,474 and $156,066, for the years ended December 31, 2024, 2023 and 2022, respectively. Short term investment in bank issued products amounted to $5,294,952 and $3,247,349 as of December 31, 2024 and 2023, respectively. Due to the issue mentioned in Restricted cash, all short-term investments issued by Ping An Bank, which amounted to $10,794,296 and $1,741,423 as of December 31, 2024 and 2023, respectively, were restricted.

Short term investment also includes investment of $5,256,000 entrusted with third party investment advisor to assist the Company to invest in wealth management products in the PRC. The Company entered into agreement with a third party advisors in May and June 2024 with a guarantee return of 7.5% to 8.5%.   The Company subsequently cancelled the investment agreement in 2025. $5,256,000 was returned to the Company as the date of the report. The Company has no gain or loss as the contract was terminated by the Company.

Allowance for credit losses

Accounts receivable is amounts due from the Company’s customers, mainly from the Company’s marketing revenue where the Company grant credits of 30-60 days.

Other receivables and other receivable related party are short term primarily include funds which are held on a trading platform trust account with Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which is controlled or owned by Huajun Gao and/or Aimin Kong, each is a shareholder of the Company. The funds are not restricted and can be withdrawn and used after the Company completes the necessary administrative procedures. The Company normally makes withdrawals from this account monthly.

An allowance for credit losses may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management also periodically evaluates individual customer’s financial condition and record expected credit loss in the period in which loss is determined to be probable based on lifetime expected losses considering historical, current, and forecasted conditions.  Management reviews its receivables on a regular basis to determine if the allowance for credit losses is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Prepaid expenses

Prepaid expenses mainly include employee advances, such as travel advance, advance to purchase office supplies in the normal course of business and certain short-term deposits.

Inventory

Inventory is stated at the lower of cost or net realizable value. The Company’s inventory includes liquor for future sales. On an annual basis, inventory is reviewed for potential write-downs for estimated obsolescence or unmarketable inventory which equals the difference between the costs of inventory and the estimated net realizable value, the estimated selling prices in the ordinary course of business. As of December 31, 2024 and 2023, the Company had inventory of $1,231,335 and nil, respectively.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Office equipment and furnishings	1 - 5 years
Electronic equipment	2 - 5 years
Server room equipment	5 years
Vehicles	5 years
Office building	35 years
Office building improvement	15 years
Leasehold improvements	lesser of lease term or expected useful life

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024, 2023 and 2022, the Company recorded $356,676, nil, and nil of impairment loss on intangible assets.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost method investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary. The Company’s investment of 18% ownership of Zhongcang Warehouse Co., Ltd. was $486,179 and $493,435 as of December 31, 2024 and 2023, respectively, and is accounted for using the cost method.

In March 2022, the Company’s VIE Jiangsu Yanggu entered into an equity subscription agreement to purchase  11.875% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), a company incorporated in the PRC, which primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital are mainly used for this development. JYLJ’s total registered capital is RMB 60 million (approximately USD 9.2 million). Jiangsu Yanggu’s subscription amount is RMB 6 million and RMB 3 million was paid in March 2022. The remaining RMB 3 million is to be paid upon further resolution from the board of JYLJ. As of December 31, 2024 and 2023, the Company’s investment in YLJ was $417,339 and $423,567, respectively, and is accounted for using the cost method.

The Company’s cost method investments are as summarized below as of years ended:

	December 31, 2024	December 31, 2023
Zhongcang Warehouse Co., Ltd.	$486,179	$493,435
Beijing Jiu Yu Ling Jing Technology Co., Ltd.	417,339	423,567
Total cost method investments	$903,518	$917,002

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated in fair value. No events have occurred that indicated a decline in fair value that is other-than-temporary for the years ended December 31, 2024 and 2023.

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

The Company has cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposit with the Company until termination of the cooperative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounts for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. Approximately nil, nil, and nil has been recorded as a reduction of revenue and payables to these parties for the years ended December 31, 2024, 2023 and 2022, respectively.

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not have any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. There is no liability for unredeemed awards. Transaction fee revenue from the trading of reward points amounted to approximately $61, $1,800, and $1.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Other revenues

Other revenues (including related parties of $54,633, $144,609, and $166,325 for the years ended December 31, 2024, 2023 and 2022, respectively) primarily includes service fees for IT technical support to customers and other revenues from agency recommendation fees. IT technical support fees are negotiated on a case-by-case basis and are recognized when the related services have been performed based on the specific terms of the contract. Agency recommendation fees are mainly training and consulting services provided to certain traders/agents for them to be qualified. Upon completion of the training and consultation, these qualified traders/agents may introduce the Company’s platform and services to potential customers to list their collectibles and artwork with the Company for a fee or promote their own products on the Company’s platforms. The Company’s performance obligation is completed and revenue is recognized upon completion of training and consultation services.

The Company disaggregated its revenue into the following four categories:

	Years Ended December 31,
	2024	2023	2022

Listing service fees	$103,807	$457,176	$1,244,251
Transaction fees	296,379	806,794	13,643,958
Marketing service fees	156,995	166,444	2,749,224
Other revenues*	65,509	149,644	175,706
Total	$622,690	$1,580,058	$17,813,139

*	Including $54,633, $144,609, and $166,325 for the years ended December 31, 2024, 2023 and 2022, respectively, from related parties.

Deferred revenue

Payments received from customers before all the relevant criteria for revenue recognition are recorded as deferred revenue.

	December 31, 2024	December 31, 2023

Beginning balance	$181,930	$449,037
Customer advances	558,603	1,302,736
Recognized as revenues	(650,332)	(1,363,629)
Refunds	-	(194,841)
Effect of exchange rates	(11,774)	(11,373)
Ending balance	$78,427	$181,930

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

Website advertising expenses which are included in selling and marketing expenses to related party were nil, nil, and $43,590 for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock compensation

 The measurement and recognition of compensation expense for all stock-based payment awards made to officers and employees of the Company and subsidiaries of its operating variable interest entity, is based on the market value of the Company’s common stock on the date of grant.

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

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. PRC tax returns filed in 2023 are subject to examination by the applicable tax authorities. Tax returns filed in Hong Kong from 2020 to 2023 are subject to examination.

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

Earnings per share (“EPS”)

Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares (outstanding warrants) were exercised and converted into ordinary shares. For the years ended December 31, 2024, 2023 and 2022, there were 14,000,000, 0, and 0 outstanding exercisable warrants, which were excluded from diluted net loss per share calculation, as the effect of their inclusion would be anti-dilutive.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable statutory surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end. If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. For the year ended December 31, 2024, 2023 and 2022, the Company appropriated $1,269 from Nanjing Rongke, $28,280 from Yanyu and Nanjing Rongke and $12,410, from Yanyu, respectively to the statutory reserve fund. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities in China, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare benefits, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $82,063, $125,077, and $124,856 for the years ended December 31, 2024, 2023 and 2022, respectively.

Segments

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net (loss) income, as reported on the consolidated statements of operations. The Company’s CODM has been identified as the Chief Executive Officer of the Company, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating e-commerce of artwork/collectables trading. All of the Company’s net revenues were generated in the PRC and Hong Kong.

The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Total revenues	$622,690	$1,580,058	$17,813,139
Less cost of revenues	182,181	405,628	996,459
Less significant segment expenses:
Selling and marketing:
Employee expenses	146,601	185,483	214,506
Commission expenses	30,328	225,846	6,900,037
Other selling and marketing expenses	30,913	206,782	553,705
Selling and marketing - related party	-	-	43,590
General and administrative:
Employee expenses	560,611	707,216	691,180
Stock compensation expense	573,000	92,963	464,814
Depreciation and amortization expense	488,130	610,369	654,709
Professional expenses	1,090,632	2,725,164	2,282,134
Research and development expenses	107,727	-	-
Other general and administrative	505,374	521,726	2,183,824
General and administrative - related parties	104,391	234,289	238,830
Other segment items:
Gain from short-term investment	(109,964)	(89,474)	(156,066)
Interest income	(763,190)	(372,199)	(226,158)
Impairment loss on intangible assets	356,676	-	-
Other income, net	(247,277)	(290,088)	(268,923)
Income tax expenses	93	14,833	4,812
Segment net loss	$(2,433,536)	$(3,598,480)	$3,235,686

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

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued a new Accounting Standards Update (ASU) to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting—Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Company adopted this ASU for its consolidated financial statements for its fiscal year of December 31, 2024.

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

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2024	December 31, 2023

Current asset:	$30,360,111	$31,192,241
Property and equipment, net	8,647,932	9,168,627
Other noncurrent assets	950,084	1,100,961
Total assets	39,958,127	41,461,829
Total liabilities	(2,125,559)	(2,437,839)
Total net assets	$37,832,568	$39,023,990

	December 31, 2024	December 31, 2023
Current liabilities:
Accounts payable	$1,417,587	$1,504,171
Accounts payable – related parties	502	27,885
Deferred revenue	78,427	181,930
Other payables and accrued liabilities	615,970	711,361
Taxes payable	13,073	12,492
Total liabilities	$2,125,559	$2,437,839

The summarized operating results of the VIEs are as follows:

	Years Ended December 31,
	2024	2023	2022

Operating revenues	$622,690	$1,580,058	$17,813,254
(Loss) income from operations	$(1,156,651)	$(1,381,430)	$6,728,516
Net (loss) income	$(623,395)	$(923,214)	$7,314,651

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Disposal of subsidiary

In December 2024, the Company disposed of HKDAEx for $1 and recognized approximately $25,000 of gain from disposal. This subsidiary provided the Company’s customers with an additional online trading platform of certain commodities in Hong Kong. Starting from May 13, 2024, the trading platform operated by HKDAEx for products and commodities other than collectible and artwork in Hong Kong merged with the Company’s main online platform for collectibles and artwork operated by International Exchange to better integrate resources, reduce costs, and provide better customer services. The trading platform of HKDAEx and its related trading business ceased operation as of June 30, 2024. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

December 31,
2024
Total current assets	$2,513

Total other assets	1,406

Total assets	3,919

Total current liabilities	33,201

Total net assets	(29,282)
Total consideration	(1)
Exchange rate effect	4,183
Gain on disposal	$(25,098)

Note 5 – Accounts receivables, net

The Company’s net accounts receivable are as follows:

	December 31,	December 31,
	2024	2023
Trade accounts receivable	$42,012	$42,357
Less: allowance for credit losses	(41,734)	(42,357)
Accounts receivable, net	$278	$-

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Inventory

In November 2024, WFOE purchased $1,231,335 liquor for future sales. As of December 31, 2024, inventory consists of the following:

December 31,
2024
Finished goods	$1,231,335
Total inventory	$1,231,335

As of December 31, 2024, there is no inventory write-down.

Note 7 – Other receivables and prepaid expenses

Other receivables consist of the following:

	December 31, 2024	December 31, 2023

Rent and other deposits	$74,075	$9,135
Employee advances and others	81,732	14,628
Prepaid VAT taxes	240,713	88,567
Prepaid consulting fee	74,404	21,375
Platform fund receivable*	602,320	-
Total other receivables and prepaid expenses	$1,073,244	$133,705

*	Funds held in trading platform trust account entrusted with Nanjing Jinwang, who was a related party as of December 31, 2023 since the Company’s then 10.7% shareholder Mr. Huajun Gao and Mr. Aimin Kong owned and controlled Nanjing Jinwang. As a result of the Company’s $14 million equity financing on May 31, 2024, Mr. Huajun Gao and Mr. Aimin Kong only owns 2.6% beneficial interest of the Company, therefore transaction with Nanjing Jinwang was not considered related party transactions as of December 31, 2024. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023

Office and electronic equipment	$289,764	$323,282
Vehicle	484,491	752,490
Furniture and leasehold improvement	-	31,247
Office building	8,176,766	8,316,572
Construction in process	-	781,185
Office building improvement	845,694	-
Less: accumulated depreciation	(1,148,783)	(1,033,670)
Total	$8,647,932	$9,171,106

Construction in progress represent ongoing construction for the office building mentioned above. The construction was to install elevator, HVAC, electrical system and office construction for the third and fourth floor of the office building to get the office space ready for use. The construction was completed in 2024 and adjusted to office building improvement.

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $344,040, $288,862, and $340,296, respectively.

Note 9 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2024	December 31, 2023

Artwork trading platform	$152,877	$795,694
Software	1,642,113	904,234
Copyright	67,531	68,538
Less: accumulated amortization	(315,956)	(1,238,821)
Total	$1,546,565	$529,645

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 was $144,090, $324,405, and $314,413, respectively. Impairment loss on intangible assets for the years ended December 31, 2024, 2023 and 2022 was $356,676, nil, and nil, respectively.

The future amortization is as follows:

Twelve Months Ending December 31,	Estimated Amortization Expense
2025	$316,684
2026	316,684
2027	309,754
2028	303,443
2029	300,000
Total	$1,546,565

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
Security deposits payable*	$153,043	$155,327
Salary payable	94,463	93,372
Rent deposit	50,903	-
Transaction costs payable**	300,000	-
Others	17,931	27,715
Total	$616,340	$276,414

*	The Company signed cooperation agreements with third parties to co-develop a niche market for its online platforms. The Company provides its platforms and users to promote products provided by the third party developers. Revenue generated from the niche markets will be shared between the Company and these parties. These third- party developers also guarantee certain sales volume yearly and the security deposit will be paid to the Company to make up for the sales target shortfalls at the end of the year. Any remaining security deposits will be returned to these parties upon dissolution of the cooperation agreements. The Company returned approximately nil and recognized approximately nil of deposits for target shortfalls as revenue for the years ended December 31, 2024, 2023 and 2022.

**	Pursuant to the financing consultant agreement signed in April 2024 between the Company and China Stamp Trading Center Co., Ltd (“China Stamp”), the Company would pay $300,000 in cash and issue 3% of the total number of shares, which was 840,000 shares, for financing services rendered in the Private Placement (see Note 14), to be paid within 50 business days after the approval of the Form F-3 filed with SEC by the Company. As of December 31, 2024, transaction costs payable amounted to $300,000.

Note 11 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2024, and therefore is not subject to any income taxes in Hong Kong.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s WFOE to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10% provided that the offshore entity located in Hong Kong meets the requirements stipulated by relevant PRC tax regulations. The Company has not provided for deferred income tax liabilities on the WFOE’s undistributed earnings of $40,788,752 and $41,291,171 as of December 31, 2024 and 2023, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC operations for the foreseeable future.

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

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years, which expired on December 31, 2022. As of December 31, 2024 and 2023, the Company has not recorded any deferred tax liabilities in light of (1) its compliance with PRC EIT Law in making payments of enterprise income tax; and (2) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the current effective PRC Tax laws and regulations could result in the Company paying more enterprise income tax, which would materially and adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2024, 2023 and 2022 amounted to approximately nil, nil and $1,933,000, respectively. The Company’s basic and diluted earnings per share would have been lower by nil, nil, and $0.50 per share for the years ended December 31, 2024, 2023 and 2022, respectively, without the preferential tax exemption.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	December 31, 2024	December 31, 2023

China income tax rate	25.0%	25.0%
Tax exemption/preferential rate reduction	-%	-%
Change in valuation allowance	(25.0)%	(25.4)%
Effective tax rate	0.0%	(0.4)%

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	December 31, 2024	December 31, 2023

Net operating losses	$1,306,950	$1,122,569
Allowance for credit losses	10,433	10,589
Less: valuation allowance	(1,317,383)	(1,133,158)
Deferred tax assets, net	$-	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	December 31, 2024	December 31, 2023

Beginning balance	$1,133,158	$972,237
Additions	184,225	160,921
Ending balance	$1,317,383	$1,133,158

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

The Company’s NOL was mainly from the Company’s VIE and its subsidiaries’ cumulative net operating losses (“NOL”) of approximately $4,029,000 and $4,514,000 as of December 31, 2024 and 2023, and will start expiring in 2025. Management believes projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consist of the following:

	December 31, 2024	December 31, 2023

VAT payable	$12,444	$8,852
Other taxes payable	763	4,906
Income taxes payable	291	3,067
Total	$13,498	$16,825

Note 12 – Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and equivalents. A depositor has up to RMB 500,000 (approximately $70,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2024 and 2023, approximately $31,017,513 and $31,506,214 were deposited in a bank located in the PRC was not insured by FSD. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Customer concentration risk

One customer accounted for 100.0% of the Company’s accounts receivable as of December 31, 2024, and there was no concentration in accounts receivable as of December 31, 2023.

All of the Company’s revenue was generated in the PRC. Two customers accounted for 14.7% and 10.5% of the Company’s revenue as of December 31, 2024, and there was no concentration in revenue as of December 31, 2023.

Vendor concentration risk

Three vendors, including a related party, accounted for 52.9%, 27.1% (related party), and 17.0% of the Company’s purchases for the years ended December 31, 2024. One vendor, a related party accounted for 15.8% and 30.5% of the Company’s purchases for the years ended December 31, 2023 and 2022, respectively.

One vendor accounted for 41.4% of the Company’s accounts payable as of December 31, 2024, and there is no accounts payable concentration for the years ended December 31, 2023.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Related party transactions

a. Other receivables – related party

	Relationship	Nature	December 31, 2024	December 31, 2023

Nanjing Jinwang Art Purchase E-commerce Co., Ltd.(“Nanjing Jinwang”)	It is controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Funds held in trading platform trust account entrusted with Nanjing Jinwang. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly.	$-	$346,114
Total			$-	$346,114

b. Accounts payable – related parties consist of the following:

	Relationship	Nature	December 31, 2024	December 31, 2023

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Payable for storage fees	502	27,885
Total			$502	$27,885

c. Other payables – related parties consist of the following:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as payments paid on behalf of the Company.

	Relationship	December 31, 2024	December 31, 2023

Mun Wah Wan	Former Chairman of the board of directors of the Company	-	400
Total		$-	$400

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d. Net revenues – related parties consist of the following:

	Relationship	Nature	The Period from January 1, 2024 to May 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Technological service fee revenue	$12,824	$39,643	$29,934
Jinling Cultural	It is controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Technological service fee revenue	-	-	21,542
Hunan Huaqiang Artwork Trading Center Co., Ltd.	49% owned by Jinling Cultural	Technological service fee revenue	-	-	17,091
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Technological service fee revenue	41,809	104,966	97,758
Total			$54,633	$144,609	$166,325

e. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of the VIE of the Company	Storage fees	$21,075	$64,051	$304,400

f. Selling and marketing expenses – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang	Online advertising expenses	$-	$-	$43,590

In 2019, the Company entered into advertising contract with Kashi Jinwang Art Purchase E-commerce             Co., Ltd. pursuant to which the Company would use advertising space on Kashi Jinwang’s website from January 1, 2019 to December 31, 2022. The Company was charged a yearly advertising fee of approximately $0.18 million adjustable by actual usage, which was approximately 1.7% of the Company’s initial listing value of collectible or artwork at the time when the contract was entered. On May 1, 2020, the contract between the Company and Kashi Jinwang Art Purchase E-commerce Co., Ltd. was amended and the monthly advertising fee was fixed at 1.5% of the initial listing value of collectible or artwork from May 1, 2020 to December 31, 2022. The contract was further amended on June 25, 2020, pursuant to which the fee will be 2.25% of the initial listing value of collectibles or artwork from July 1, 2020 to December 31, 2020, then return back to 1.5% from January 1, 2021 to December 31, 2022. There has been no new contract for the year ended December 31, 2024 and 2023.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g. General and administrative expenses – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Rent expense.	$38,647	$146,924	$151,480
HKFAEx	100% owned by the Company’s former Chairman	Accounting and business administration services.	65,744	$87,365	$87,350
Total			$104,391	$234,289	$238,830

During the years ended December 31, 2024, 2023 and 2022, HKDAEx paid approximately $66,000, $87,000 and $87,000, respectively, to HKFAEx, a company owned by our chairman for accounting and business administration services.

The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture which is controlled by Huajun Gao and Aimin Kong, each is a 10.7% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2024. Nanjing Culture became a third party since June 2024. The monthly rent from January 2024 to May 2024 was renegotiated to approximately $7,700 per month. Total related party rental expense for the years ended December 31, 2024, 2023 and 2022 was approximately $39,000, $147,000 and $151,000, respectively.

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

On December 1, 2020, the Company completed its IPO of 5,065,000 (1,013,000 after the 5 for 1 reverse stock split) (ordinary shares and 59,400 (11,880 after the 5 for 1 reverse stock split) option shares at a public offering price of $4.00 ($20.00 after the 5 for 1 reverse stock split) per share, par value US$0.00005 ($0.00025 after the 5 for 1 reverse stock split) per share, resulting in net proceeds to the Company of approximately $17.3 million after deducting underwriting commission, offering costs and other expenses.

During the year ended December 31, 2020, in connection with the IPO, the Company issued warrants to purchase 409,952 (81,991 after the 5 for 1 reverse stock split) ordinary shares to the underwriters. The underwriters’ warrants have a five-year term and an exercise price of $5.00 ($25.00 after the 5 for 1 reverse stock split) per share. On December 17, 2020, the underwriters exercised options to purchase the 409,952 (81,991 after the 5 for 1 reverse stock split) ordinary shares, on a cashless basis, resulting in the issuance of 130,312 (26,103 after the 5 for 1 reverse stock split) ordinary shares.

On December 7, 2021, the Company entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements a total of 600,000 shares (120,000 after the 5 for 1 reverse stock split) of ordinary shares (the “Shares”) of the Company, at a purchase price of $5.00 （$25.00 after the 5 for 1 reverse stock split）per share for $3,000,000 (the “Private Placements”). In connection with offering, the Company has also agreed to issue the warrants to the Investors to purchase up to an aggregate of 600,000 ordinary shares (120,000 after the 5 for 1 reverse stock split) at an exercise price of $6.00 per share ($30.00 after the 5 for 1 reverse stock split )(the “Warrants”). The Warrants have a term of one year and are exercisable by the holder at any time after the date of issuance and prior to the expiration of the Warrants. The Shares would be issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 600,000 shares (120,000 after the 5 for 1 reverse stock split) to investors and recorded net proceed of $2.0 million as of December 31, 2021. Subscription receivable amounted to $1.0 million as of December 31, 2021. This receivable was received during the year ended December 31, 2022.

On June 6, 2022, the Company entered into a Business Management Consulting Agreement with Jiangsu Siluete Brand Management Co. Ltd. (“Jiangsu Siluete”), pursuant to which the Company agreed to issue 182,280 (36,456 after the 5 for 1 reverse stock split) shares to Gao Mei, who is the shareholder and CEO of Jiangsu Siluete, for consulting fee to Jiangsu Siluete from March 1, 2022 to February 28, 2023. The total stock compensation for the year ended December 31, 2023 and 2022 was $92,960 and $464,814, respectively, based on grant date fair value of $557,777 or $3.06 ($15.30 after the 5 for 1 reverse stock split) per share.

On May 31, 2024, the Company entered into a Securities Purchase Agreement with certain purchasers, pursuant to which the Company agreed to sell to the purchasers in a private placement 14,000,000 ordinary shares of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000 (the “Private Placement”). In connection with offering, the Company has also agreed to issue the warrants to the purchasers to purchase up to an aggregate of 14,000,000 ordinary shares at an exercise price of $0.50 per share. The warrants have a term of two years and are exercisable by the holder at any time on or after six months after the issuance date. The transaction closed in June 2024.

The Company also agreed to pay a service fee to China Stamp which including $300,000 in cash and 840,000 shares of the Company’s ordinary shares pursuant to a financing advisory agreement in connection with the Private Placement. The 840,000 shares were valued at the market price of $1.0 and amounted to $840,000. The Company accounted for the total commission of $1,140,000 as transaction costs to the private placement and recorded as a reduction of the Company’s additional paid in capital. The Company issued 840,000 shares in January 2025.

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

The warrants issued in connection with May 2025 Private Placement are valued using Black Scholes model with certain assumptions about risk-free interest rates, dividend yields, volatility, expected term of the warrants and other assumptions. The fair value of warrants amounted to $2,310,739 and is recorded in the Company’s paid in capital.

The assumptions used for the Black-Scholes option pricing model are as follows at issuance:

Expected life (years)	2.0
Risk-free interest rate	4.89%
Expected volatility	105.7%
Expected dividend yield	0

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021	120,000	$30.00
Issued	-	-
Exercised	-	-
Expired	120,000	30.00
Warrants outstanding, as of December 31, 2022	-	-
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2023	-	-
Issued	14,000,000	0.50
Exercised	-	-
Expired	-	-
Warrants exercisable, as of December 31, 2024	14,000,000	$0.50

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

As a result of the foregoing restrictions, Oriental Culture WFOE and Jiangsu Yanggu PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Oriental Culture WFOE and Jiangsu Yanggu PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the net assets of Oriental Culture WFOE and Jiangsu Yanggu PRC entities, which was $38,814,025.

Equity Incentive Plan

The Company’s 2021 Omnibus Equity Plan (“the Plan”) was approved by the board of directors on November 8, 2021 by unanimous written consent and approved by the shareholders on December 16, 2021. The Plan allows for awards of up to 4,000,000 ordinary shares.

On February 27, 2024 (the “Grant Date”), the Company granted stock awards of 300,000 ordinary shares, par value $0.00025, pursuant to the Plan, to four officers and employees of the Company and subsidiaries of its operating variable interest entity (the “Grantees”), including 75,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company.  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 27, 2024. The total stock compensation for the year ended December 31, 2024 was $573,000, based on Grant Date fair value of $1.91 per share.

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

On July 1, 2022, Mr. Huajun Gao and Mr. Aimin Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. The Court had the hearing in August 2023 and trial in January 2024 and both of them have been released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed to the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP.

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

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $14.7 million relating to the Nanjing Jinwang investigation as described above as of December 31, 2024. Currently the customers can freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Aimin Kong was appointed as Chief Operating Officer of the Company.

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

Although NCCP has withdrawn its charges against Nanjing Jinwang, Nan County Public Safety Bureau has not released the funds from frozen accounts of Kashi Dongfang and Nanjing Yanyu as of the date of this report. The Company cannot reasonably estimate when the bank accounts for the subsidiaries of the VIE will be unfrozen by the Nan County Public Safety Bureau or the Court. The Company has and will continue to communicate with Nan County Public Safety Bureau and the Court to unfreeze the bank accounts and release the funds for the subsidiaries of the VIE.

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

The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings as of December 31, 2024 and 2023, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Lease commitments

The Company has four non-cancellable operating lease agreements for three office units and one warehouse. These lease agreements have lease terms expiring between December 2024 and October 2025 with a monthly rental of approximately $8,400, $1,900, $180 and $250, respectively. Upon adoption of ASU 2016-02 on January 1, 2021, the Company does not have any leases that are over one year.

Rent expense for the years ended December 31, 2024, 2023 and 2022 was $93,925, $177,189 and $179,552, respectively.

Note 16 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when the financial statements were issued. Based on this review, except as discussed below, the Company did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

On January 23, 2025, the Company’s Board of Directors approved the appointment of Mr. Aimin Kong as the Chief Operating Officer (“COO”) of the Company for a term of 5 years and agreed to grant 12 million preferred shares of the Company to Mr. Kong, among which 8 million preferred shares shall vest upon satisfying certain earn out terms and performance of the Company. The shares were valued at approximately $1.75 million on grant date. As of the date of this report, none of the preferred shares have been issued.

In January 2025, the Company issued the 840,000 ordinary shares to China Stamp (see Note 14 for details).

On April 25, 2025, 1,530,000 warrants were exercised on a cashless basis for 1,324,587 ordinary shares of the Company.

On April 28, 2025, the Company’s Board of Directors approved granting of 500,000 stock award to the officers and employees of the Company or subsidiaries of its VIE. Grant date fair value of the stock award was approximately $2,040,000 which vested immediately.

ORIENTAL CULTURE HOLDING LTD.

CONDENSED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,411,389	$14,979,793
Short-term investment	5,256,000	-
Other current asset	67,529	16,000
Other receivable - intercompany	2,219,790	3,309,212
Total current assets	21,954,708	18,305,005

OTHER ASSETS
Intangible assets	1,500,000	-
Investment in subsidiary	37,324,008	37,876,525
Total other assets	38,824,008	37,876,525

Total assets	$60,778,716	$56,181,530

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,000,000	$1,062,484
Other payables and accrued liabilities	300,007	-
Other payables - intercompany	9,569,397	9,569,397
Total current liabilities	10,869,404	10,631,881

Total liabilities	10,869,404	10,631,881

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 20,491,340 and 6,191,340 shares issued, 18,569,340 and 4,269,340 shares outstanding as of December 31, 2024 and 2023, respectively	5,118	1,543
Treasury shares, at cost, 1,922,000 shares issued as of December 31, 2024 and 2023, respectively	(481)	(481)
Additional paid-in capital	29,712,151	22,442,726
Statutory reserves	155,313	153,037
Retained earnings	22,252,747	24,688,559
Accumulated other comprehensive loss	(2,215,536)	(1,735,735)
Total shareholders’ equity	49,909,312	45,549,649

Total liabilities and shareholders’ equity	$60,778,716	$56,181,530

ORIENTAL CULTURE HOLDING LTD.

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022

OPERATING EXPENSES:	$(1,579,979)	$(2,309,152)	$(2,869,077)

LOSS FROM OPERATIONS	(1,579,979)	(2,309,152)	(2,869,077)

OTHER (EXPENSE) INCOME	(853,557)	(1,289,328)	6,104,762

NET (LOSS) INCOME	(2,433,536)	(3,598,480)	3,235,686
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(479,801)	(560,679)	(2,273,012)
COMPREHENSIVE (LOSS) INCOME	$(2,913,337)	$(4,159,159)	$962,674

ORIENTAL CULTURE HOLDING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022

Net cash (used in) provided by operating activities	$(1,761,029)	$181,835	$(8,634,039)
Net cash (used in) investing activities	(5,756,000)	-	-
Net cash provided by financing activities	6,998,517	345,210	1,000,000
Effect of exchange rate on cash and cash equivalents	(49,892)	-	-
Net (decrease) increase in cash and cash equivalents	(568,404)	527,045	(7,634,039)
CASH AND CASH EQUIVALENTS, beginning of year	14,979,793	14,452,748	22,086,787
CASH AND CASH EQUIVALENTS, end of year	$14,411,389	$14,979,793	$14,452,748