Form 20-F
period 2025-12-31
Oriental Culture Holding LTD
filed 2026-05-14
CIK 1776067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Eastern District, Hong Kong

Telephone: (852) 3579-5532

Email: ir@ocgroup.hk

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.165	OCG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 98,313,864 ordinary shares and 12,000,000 preferred shares outstanding. (the share number is before the 1 for 220 and 1 for 3 share consolidations effected by the Company in January 2026 and April 2026, respectively)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Hainan Yanqing” are to Hainan Yanqing Information Technology Co., Ltd., a company incorporated under the laws of China and a wholly owned subsidiary of Nanjing Yanqing Information Technology Co., Ltd.

“International Exchange” are to China International Assets and Equity of Artworks Exchange Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of Oriental Culture Holding LTD;

“Jiangsu Yanggu” are to Jiangsu Yanggu Culture Development Co., Ltd., a company incorporated under the laws of China, which is the variable interest entity (VIE) that carries out our main business operations in China. On November 11, 2025, the Company terminated the VIE agreements and structures with Jiangsu Yanggu;

“MOFCOM” are to the Ministry of Commerce of the PRC;

“Ordinary Share(s)” are our ordinary shares with a par value of US$0.165 per share;

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

“VIE” are to variable interest entity.

Our business is primarily conducted in China and Hong Kong, an all of our revenues are received and denominated in RMB and Hong Kong Dollars. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  This annual report contains translations of Renminbi and HK$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 31,2025, the exchange rate was RMB 7.0288 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China and HK 7.7891 to $1.00 which is the unified exchange rate as quoted by the Federal Reserve.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in Hong Kong China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with the VIE and its subsidiaries before November 11, 2025 and through our subsidiaries in China after that as we terminated our VIE agreements and structure effective on November 11, 2025. See “Item 3. Key Information—D. Risk Factors— “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having all of our operations in Hong Kong and China. In recent years, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that: (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On September 24, 2024, CAC published the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which requires a network data handler may transmit personal information abroad if it meets certain conditions including without limitation that pass the security assessment for data cross-border transmission organized by the state cyberspace administration, certified by a specialized agency in respect of the protection of personal information, enter into standard contract for cross-border transmission of personal information as developed by the state cyberspace administration and etc. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules but completed the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these new laws and guidelines that became effective have not impacted the Company’s ability to conduct its business, accept foreign investment or list on a U.S. or other foreign stock exchange except for the filing requirement under New Overseas Listing Rules. The Company has timely filed with CSRC for its private placement offering and ATM offerings conducted after effectiveness of the New Overseas Listing Rules but has not received final clearance from CSRC as of the date of this report. As advised by our PRC counsel, Tahota (Nanjing) Law Firm, our offerings will be subject to the New Overseas Listing Rules but such offerings are not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering since the Company is already listed on an oversea exchange before the effective date of the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shorten the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s auditor, Wei, Wei & Co., LLP is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. The Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation.

Permissions Required from the PRC Authorities for Our Operations

Our current PRC operating subsidiaries are incorporated and operating in mainland China, and have received all required permissions from Chinese authorities to operate their current business in China, which are their business licenses. Other than the business licenses, our current PRC subsidiaries are not required to obtain additional permit and approval from Chinese authorities to operate our business while the Company is subject to New Overseas Listing Rules for offering the securities to investors. We, our subsidiaries, or our current PRC operating entities are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to conduct our business and operations. On November 11, 2025, we terminated our VIE Agreement and structure and Jiangsu Yanggu, our former VIE is no longer a VIE or consolidated entity of the Company since then.

Dividend Distribution and Cash Transfer Between the Holding Company and its Subsidiaries.

We are an online provider of collectibles and artwork e-commerce services, facilitating trading of collectibles, artworks, and certain commodities on our online platform owned by our Hong Kong subsidiary, China International Assets and Equity of Artworks Exchange Limited (“International Culture”).

Subsequent to the completion of the termination and dismantle of the VIE structure on November 11, 2025, we provide integrated marketing, warehousing, and technical maintenance services to our customers through our wholly owned operating subsidiaries in mainland China. These PRC operating entities generate revenue in RMB. Under our current corporate structure, to satisfy our cash and financing needs, the Company primarily relies on cash flow generated by our directly held PRC operating subsidiaries and our Hong Kong subsidiary, International Culture. Dividends and distributions from these entities are expected to be the source of funds for us to meet our working capital and general corporate requirements, in each case in compliance with applicable PRC foreign exchange regulations and relevant tax laws.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries, and its subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

As of the date of this report, neither the WFOE nor any of our subsidiaries in Hong Kong has made any dividends or distributions to the Company. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We currently do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

On January 8, 2026, the Board approved a special cash dividend to all shareholders of the Company to commemorate the fifth anniversary of the Company’s Nasdaq listing and to reward shareholders for their long-term support. The dividend amount is US$0.05 per share, the record date was January 22, 2026 and payment date was February 9, 2026. All the shareholders of the Company as of the record date are entitled to receive the special cash dividend. As of the date of this report, such dividend has been paid to the shareholders of the Company.

To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, including International Exchange, Oriental Culture HK, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer between the holding company and its subsidiaries are typically transferred through payment for intercompany services or intercompany borrowing between holding company and subsidiaries. There are no tax consequences for the intercompany borrowings and the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of income and cash flows for the years ended December 31, 2025 and 2024 and selected balance sheet information as of December 31, 2025 and 2024 showing financial information for the Company (excluding the former VIE), the former VIE, eliminating entries and consolidated information.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	Elimination		Total inside PRC	Elimination		Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$28,494,997	$950	$-	-		$28,495,947	$3,827,262	$-		$3,827,262	$-		$32,323,209
Restricted cash	-	-	-	-		-	-	-		-	-		-
Short-term investment	3,015,800	-	-	-		3,015,800	-	-		-	-		3,015,800
Restricted investment	-	-	-	-		-	-	-		-	-		-
Accounts receivable, net	-	-	-	-		-	376,725	-		376,725	-		376,725
Inventory	-	-	-	-		-	567,513	-		567,513	-		567,513
Other receivables and prepaid expenses	24,685	6,807	-	-		31,492	270,766	-		270,766	-		302,258
Other receivable - intercompany	3,020,833	1,000,000	-	-		4,020,833	28,298,452	(18,833,360	)(b)	9,465,092	(13,485,925	)(c)	-
Other receivable - related parties	-	-	-	-		-	20,360,293	-		20,360,293	-		20,360,293
Total current assets	34,556,315	1,007,757	-	-		35,564,072	53,701,011	(18,833,360)		34,867,651	(13,485,925)		56,945,798

PROPERTY AND EQUIPMENT, NET	-	-	-	-		-	8,513,675	-		8,513,675	-		8,513,675

OTHER ASSETS
Investment	-	-	-	-		-	1,033,508	(109,474	)(b)	924,034	-		924,034
Intangible assets, net	-	-	-	-		-	6,208	-		6,208	-		6,208
Investment in subsidiaries	39,631,127	-	41,288,898	(40,095,160	)(a)	40,824,865	-	-		-	(40,824,865	)(b)	-
Deferred tax assets,net	-	-	-	-		-	138,185	-		138,185	-		138,185
Total other assets	39,631,127	-	41,288,898	(40,095,160)		40,824,865	9,691,576	(109,474)		9,582,102	(40,824,865)		9,582,102

Total assets	$74,187,442	$1,007,757	$41,288,898	$(40,095,160)		$76,388,937	$63,392,587	$(18,942,834)		$44,449,753	$(54,310,790)		$66,527,900

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$-	$-	$-		$-	$1,028,330	$-		$1,028,330	$-		$1,028,330
Accounts payable - related parties	-	-	-	-		-	296,672	-		296,672	-		296,672
Deferred revenue						-	3,841	-		3,841	-		3,841
Other payables and accrued liabilities	128,317	-	-	-		128,317	372,060	-		372,060	-		500,377
Taxes payable	-	-	-	-		-	59,998	-		59,998	-		59,998
Other payable - intercompany	9,420,441	2,201,495	-	-		11,621,936	20,233,314	(18,833,360	)(b)	1,399,954	(13,021,890	)(c)	-

Total current liabilities	9,548,758	2,201,495	-	-		11,750,253	21,994,215	(18,833,360)		3,160,855	(13,021,890)		1,889,218

Total liabilities	9,548,758	2,201,495	-	-		11,750,253	21,994,215	(18,833,360)		3,160,855	(13,021,890)		1,889,218

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	47,562,607	-	-	-		47,562,607	1,199,781	(109,474	)(b)	1,090,307	(1,090,309	)(d)	47,562,605
Statutory reserves	178,303	-	-	-		178,303	178,303			178,303	(178,303	)(d)	178,303
Retained earnings	18,371,787	(1,192,415)	43,442,878	(42,250,463)		18,371,787	42,174,268	-		42,174,268	(42,174,268	)(d)	18,371,787
Accumulated other comprehensive income (loss)	(1,474,013)	(1,323)	(2,153,980)	2,155,303		(1,474,013)	(2,153,980)	-		(2,153,980)	2,153,980	(d)	(1,474,013)
Total shareholders’ equity	64,638,684	(1,193,738)	41,288,898	(40,095,160)		64,638,684	41,398,372	(109,474)		41,288,900	(41,288,898	)(d)	64,638,682

Total liabilities and shareholders’ equity	$74,187,442	$1,007,757	$41,288,898	$(40,095,160)		$76,388,937	$63,392,587	(18,942,834)		$44,449,753	$(54,310,790)		$66,527,900

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate holding company’s investment of WFOE.

(c)	To eliminate intercompany balances

(d)	To eliminate inside PRC capital.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENDSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	Former VIE	Elimination		Total inside PRC	Elimination		Consolidated
Operating revenues	$-	$-	$-	$-		$0	$1,229,277	$659,571	$-		$1,888,848	$-		$1,888,848
Cost of revenues	(204,000)	-	-	-		(204,000)	(66,828)	-	-		(66,828)	-		(270,828)
Gross profit	(204,000)	-	-	-		(204,000)	1,162,449	659,571	-		1,822,020	-		1,822,020
Operating expenses	(5,808,792)	(2,486)	-	-		(5,811,278)	(1,010,280)	(174)	-		(1,010,454)	-		(6, 821,732)
Loss (income) from operations	(6,012,792)	(2,486)	-	-		(6,015,278)	152,169	659,397	-		811,566	-		(5,203,712)
Other income	589,228	-	-	-		589,228	483,732	99,695	-		583,427	-		1,172,655
Income from deconsolidation of VIE	-	-	-	-		-	63,056	-	-		63,056	-		63,056
Benefit for income tax	-		-	-		-	110,031	-	-		110,031	-		110,031
Income from former VIE	-	-	-	-			759,092	-	(759,092	)(b)	-	-		-
Income from subsidiaries	1,565,594	-	1,568,080	(1565,594	)(a)	1,568,080	-	-	-		-	(1,568,080	)(c)	-
Net (loss) income	$(3,857,970)	$(2,486)	$1,568,080	$(1565,594)		$(3,857,970)	$1,568,080	$759,092	$(759,092)		$1,568,080	$(1,568,080)		$(3,857,970)

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate income by WFOE

(c)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Holding	HK Subsidiaries	BVI	WFOE	Total	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(928,209)	$614	$-	$1,004,698	$77,103	$-	$77,103
Net cash provided by (used in) investing activities	1,256,000	-	-	(6,428,565)	(5,172,565)	-	(5,172,565)
Net cash provided by financing activities	13,755,817	-	-	-	13,755,817	-	13,755,817
Effect of exchange rate	-	-	-	119,308	119,308	-	119,308
Net increase (decrease) in cash and cash equivalents	14,083,608	614	-	(5,304,559)	8,779,663	-	8,779,664
CASH AND CASH EQUIVELENTS, beginning of year	14,411,389	336	-	9,131,821	23,543,546	-	23,543,546
CASH AND CASH EQUIVELENTS, end of year	$28,494,997	$950	$-	$3,827,262	$32,323,209	$-	$32,323,209

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$14,411,389	$336	$-	$-		$14,411,725	$95,779	$2,560,768	$-		$2,656,547	$-		$17,068,272
Restricted cash	-	-	-	-		-	834,366	5,640,908	-		6,475,274	-		6,475,274
Short-term investment	5,256,000	-	-	-		5,256,000	-	38,952	-		38,952	-		5,294,952
Restricted investment	-	-	-	-		-	-	10,794,296	-		10,794,296	-		10,794,294
Accounts receivable, net	-	-	-	-		-	-	278	-		278	-		278
Inventory	-	-	-	-		-	1,231,335	-	-		1,231,335	-		1,231,335
Other receivables and prepaid expenses	67,529	9,931	-	-		77,460	160,380	835,404	-		995,784	-		1,073,244
Other receivable - intercompany	1,944,260	1,000,000	-	(1,944,260	)(d1)	1,000,000	229,996	10,489,506	-		10,719,502	(1,000,000	)(e)	-
												(8,720,467)	(d2)
												(233,231)	(d3)
												(1,765,804)	(d4)
Other receivable - VIE	275,530	-	-	-		275,530	37,832,568	-	(37,832,568	)(b)	-	(275,530)	(d2)	-
Total current assets	21,954,708	1,010,267	-	(1,944,260)		21,020,715	40,384,424	30,360,112	(37,832,568)		32,911,968	(11,995,032)		41,937,651

PROPERTY AND EQUIPMENT, NET	-	-	-	-		-	-	8,647,932	-		8,647,932	-		8,647,932

OTHER ASSETS
Investment	-	-	-	-		-	-	903,518	-		903,518	-		903,518
Intangible assets, net	1,500,000	-	-	-		1,500,000	-	46,565	-		46,565	-		1,546,565
Investment in subsidiaries	37,324,008	-	38,814,027	(37,621,995	)(a)	38,516,040	-	-	-		-	(38,516,040	)(c)	-
Other receivable - intercompany	-	-	-	-		-	-	-	-		-	-		-
Total other assets	38,824,008	-	38,814,027	(37,621,995)		40,016,040	-	950,083	-		950,083	(38,516,040)		2,450,083

Total assets	$60,778,716	$1,010,267	$38,814,027	$(39,566,255)		$61,036,755	$40,384,424	$39,958,127	$(37,832,568)		$42,509,983	$(50,511,072)		$53,035,666

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,000,000	$-	$-	$-		$1,000,000	$-	$1,417,587	$-		$1,417,587	$-		$2,417,587
Accounts payable - related parties	-	-	-	-		-	-	502	-		502	-		502
Deferred revenue	-	-	-	-		-	-	78,427	-		78,427	-		78,427
Other payables and accrued liabilities	300,007	-	-	-		300,007	34,164	282,169	-		316,333	-		616,340
Taxes payable	-	-	-	-		-	425	13,073	-		13,498	-		13,498
Other payable - intercompany	-	1,951,275	-	(1,951,275	)(d1)	-	-	333,801	-		333,801	(103,805)	(d2)	-
												(229,996)	(d4)
Other payable - VIE	9,569,397	251,024	-	-		9,820,421	1,535,808	-	-		1,535,808	(9,569,397)	(d2)	-
												(251,024)	(d3)
												(1,535,808)	(d4)
Total current liabilities	10,869,404	2,202,299	-	(1,951,275)		11,120,428	1,570,397	2,125,559	-		3,695,956	(11,690,030)		3,126,354

Total liabilities	10,869,404	2,202,299	-	(1,951,275)		11,120,428	1,570,397	2,125,559	-		3,695,956	(11,690,030)		3,126,354

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Capital	29,716,788	-	-	-	(a)	29,716,788	1,000,000	113,299	(113,299	)(b)	1,000,000	(1,000,000	)(e)	29,716,788
Statutory reserves	155,313	-	-	-	(a)	155,313	9,543	145,770	(145,770	)(b)	9,543	(9,543	)(c)	155,313
Retained earnings	22,252,747	(1,189,929)	41,637,352	(40,447,423	)(a)	22,252,747	40,627,809	40,519,683	(40,519,683	)(b)	40,627,809	(40,627,809	)(c)	22,252,747
Accumulated other comprehensive income (loss)	(2,215,536)	(2,103)	(2,823,325)	2,832,443	(a)(d1)	(2,208,521)	(2,823,325)	(2,946,184)	2,946,184	(b)	(2,823,325)	2,816,310	(c)(d2-d4)	(2,215,536)
Total shareholders’ equity	49,909,312	(1,192,032)	38,814,027	(37,614,980)		49,916,327	38,814,027	37,832,568	(37,832,568)		38,814,027	(38,821,042)		49,909,312
											-
Total liabilities and shareholders’ equity	$60,778,716	$1,010,267	$38,814,027	$(39,566,255)		$61,036,755	$40,384,424	$39,958,127	$(37,832,568)		$42,509,983	$(50,511,072)		$53,035,666

(a)	To eliminate holding company’s investment of subsidiaries outside PRC.

(b)	To eliminate receivable as result of contractual agreement from VIE with VIE’s equity.

(c)	To eliminate holding company’s investment of WFOE.

(d)	To eliminate intercompany balances:

	Due from	Due to	Amount
(1)	HK subsidiaries	Holding	1,944,260	Intercompany borrowing
(2)	Holding	VIE	8,995,997	Real estate purchase deposit paid by VIE, refunded to Holding
(3)	HK subsidiaries	VIE	233,231	Intercompany balance
(4)	WFOE	VIE	1,765,804	Intercompany balance

(e)	To eliminate HK subsidiaries capital injection to WFOE.

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENDSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
Operating revenues	$-	$-	$-	$-		$-	$-	$622,690	$-		$622,690	$-		$622,690
Cost of revenues	-	-	-	-		-	-	(182,181)	-		(182,181)	-		(182,181)
Gross profit	-	-	-	-		-	-	440,509	-		440,509	-		440,509
Operating expenses	(1,579,979)	(366,127)	-	-		(1,946,106)	(94,441)	(1,597,160)	-		(1,691,601)	-		(3,637,707)
Loss from operations	(1,579,979)	(366,127)	-	-		(1,946,106)	(94,441)	(1,156,651)	-		(1,251,092)	-		(3,197,198)
Other income (expense)	(1,005,878)	1,129,156	-	-		123,278	107,221	533,256	-		640,477	-		763,755
Provision for income tax	-	-	-	-		-	(93)	-	-		(93)	-		(93)
Loss from VIE	-	-	-	-		-	(623,395)	-	623,395	(b)	-	-		-
Income (loss) from subsidiaries	152,321	-	(610,708)	(152,321	)(a)	(610,708)	-	-	-		-	610,708	(c)	-
Net (loss) income	$(2,433,536)	$763,029	$(610,708)	$(152,321)		$(2,433,536)	$(610,708)	$(623,395)	$623,395		$(610,708)	$610,708		$(2,433,536)

(a)	to eliminate outside PRC subsidiaries income from Holding

(b)	to eliminate VIE income by WFOE

(c)	to eliminate WFOE investment income by Holding

ORIENTAL CULTURE HOLDING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Holding	HK Subsidiaries	BVI	WFOE	VIE	Total	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(1,761,029)	$(25,502)	$-	$(3,451,046)	$1,231,202	$(4,006,375)	$-	$(4,006,375)
Net cash (used in) provided by investing activities	(5,756,000)	-	-	3,294,358	(52,363)	(11,556,351)	-	(11,556,351)
Net cash provided by financing activities	6,998,517	-	-	-	-	6,998,517	-	6,998,517
Effect of exchange rate	(49,892)	(1,451)	-	(53,697)	(211,899)	(316,939)	-	(316,939)
Net (decrease) increase in cash and cash equivalents	(568,404)	(26,953)	-	(210,385)	(8,075,406)	(8,881,148)	-	(8,881,148)
CASH AND CASH EQUIVELENTS, beginning of year	14,979,793	27,289	-	1,101,579	16,316,033	32,424,694	-	32,424,694
CASH AND CASH EQUIVELENTS, end of year	$14,411,389	$336	$-	$891,194	$8,240,627	$23,543,546	$-	$23,543,546

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

Risks Related to Our Business

●	We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

●	Due to the nature of our business, valuable works of art are stored at our contracted facilities. Such works of art could be subject to damage or theft, which could have a material adverse effect on our operations, reputation and brand.

●	System and network limitations or failures could harm our business.

●	We face risks related to health epidemics and other outbreaks, including the coronavirus, which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

●	Nan County Public Safety Bureau previously frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation and charges against former major shareholders of the Company and its related party Nanjing Jinwang in China, which has and could continue to materially and negatively impact the business operations and financial results of the Company.

Risks Related to Our Corporate Structure

Our operations are conducted through directly owned PRC subsidiaries and Hong Kong subsidiaries. We are subject to risks related to cross-border fund transfers, foreign exchange controls, and PRC regulatory changes applicable to our direct ownership structure, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Doing Business in China

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	If any company incorporated in Hong Kong operating online collectibles and/or artwork trading platform is subject to PRC current or future laws and regulations regarding collectible or artwork trading businesses, our operations may be materially adversely affected due to the uncertainty whether we would be able to obtain approval from the provincial government and complete the filing with “Inter-Ministerial Joint Meetings of Clean-up and Corrective Actions of Various Trading Platforms” (the “Joint Meeting”) led by the China Securities Regulatory Commission.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we cannot effectively secure our network, customers’ personal information, which we collect through our online platform, it may be subject to leakage or theft, and if the regulators believe we have failed to fulfill our network security obligations, our online platform may be required to suspend operations or to make rectification, which may have a material adverse effect on our operations and financial results due to the large amount of our daily trading conducted online.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

●	We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

●	Our business may be affected by the Personal Data (Privacy) Ordinance of Hong Kong.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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

Nan County Public Safety Bureau previously frozen certain bank accounts of the subsidiaries of Jiangsu Yanggu due to the investigation of former major shareholders of the Company and its related party Nanjing Jinwang which has and could continue to materially and negatively impact the business operations and financial results of the Company.

On July 1, 2022, Mr. Huajun Gao and Mr. Aimin Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023. The Court had the hearing in August 2023 and trial in January 2024 and both of them have been released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed to the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Nanjing Jinwang, a related party of the Company. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao.

On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms then which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., which was the Company’s variable interest entity (“VIE”) in China at that time, due to their business relationships with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $17.3 million relating to the Nanjing Jinwang case as of December 31, 2024. On May 15, 2025, all frozen bank accounts were fully unfrozen by Nan County Public Safety Bureau, and the Nanjing Jinwang case has been closed with no further impact on the Company. Customers have been able to freely transfer their deposits and make their withdrawals based on their actual needs. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Aimin Kong was appointed as Chief Operating Officer of the Company.

Although NCCP has withdrawn its charges against Nanjing Jinwang, Nan County Public Safety Bureau has released the funds from frozen accounts of Kashi Dongfang and Nanjing Yanyu as of the date of this report, we have lost customers, have had difficult time to develop new customers and our reputation and brand name were negatively impacted during the time when the accounts were frozen and investigation was ongoing. We cannot assure or provide reasonably estimate whether and when our business could recover from the case to the level it was before the investigation.

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

Recently, U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China and Hong Kong based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

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

A decline in trading volumes of artwork products and collectibles on our platform will decrease our trading revenues.

Trading volumes of the artwork products and collectibles on our platform are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen closures or other disruptions in trading such as office and warehouse closure and transportation restrictions imposed by the government due to outbreak of pandemic, which could cause the lack of artwork products and collectibles being listed on our platform for trading, the level and volatility of interest rates, inflation, changes in availability and price of collectibles and artwork and the overall level of investor confidence. In recent years, trading volumes on our platform have fluctuated depending on market conditions and other factors beyond our control. Because a significant percentage of our revenues are tied directly to the trading volumes of the items listed on our platform, it is likely that a general decline in trading volumes would lower revenues and may adversely affect our operating results.

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

In addition, there are over 11 art e-commerce platforms operating in Hong Kong, through which individual customers can open accounts and trade all kinds of artworks on those exchanges. Certain Internet companies also launched art e-commerce trading services.

Some of these competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2025, there were over 12 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of approximately $0.2 million in 2024 and nil in 2025 respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses as we expand our business. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, we have entered into several transactions with Nanjing Culture and Artwork Property Exchange Co., Ltd., Jinling Cultural Property Rights Exchange Co., Ltd. and Nanjing Jinwang Art Purchase E-commerce Co., Ltd., which Mr. Mr. Aimin Kong is a shareholder and officer of these companies, who is our Chief Operating Officer and has controlling voting power of the Company. We also entered into advertising contract with Kashi Jinwang Art  Purchase E-commerce Co., Ltd., as online advertising service provider that is controlled by Mr. Aimin Kong to promote our collectibles and artworks. For the year ended December 31, 2024, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 0.0%, 8.8%, 11.6%, 0.0% and 3.0% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. For the year ended December 31, 2025, our related parties accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses accounted for 0.0%, 0.0%, 28.0%, 0.0%, 0.0% and 0.0% of our total accounts payable, other payables, net revenues, cost of revenues, selling and marketing, and general and administrative expenses, respectively. See “Item 7.B. Related Party Transactions.”  We may in the future enter into additional transactions with entities in which our officers, members of our board of directors and other related parties hold ownership interests.

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

Currently, our board of directors has authorized the audit committee to review and approve all related party transactions. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our Company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting and to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in achieving and maintaining the adequacy of our internal control.

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

We face risks related to health epidemics and other outbreaks, which may cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

In recent years, there have been outbreaks of epidemics in various countries, including China. At the end of 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world, including Hong Kong and the U.S. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S.

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

Risks Related to Our Corporate Structure

We are a Cayman Islands exempted company, and our operations in China are conducted through our PRC subsidiaries and our Hong Kong subsidiary. Our PRC subsidiaries are considered foreign-invested enterprises under PRC law, and we hold 100% equity interest in each of them and in our Hong Kong subsidiary, with no reliance on any contractual control arrangements (including variable interest entity, or VIE, structures) since November 11, 2025.

In the opinion of our PRC counsel, Tahota (Nanjing) Law Firm, our current direct ownership structure, the ownership structure of our PRC subsidiaries, and our compliance with applicable PRC laws and regulations are valid and in compliance with existing PRC laws, rules and regulations. However, there remain substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will not impose new requirements or restrictions that could materially and adversely affect our business, financial condition and results of operations.

Our operations in China are conducted through our PRC subsidiaries. We are subject to risks related to changes in PRC foreign investment, foreign exchange, corporate governance and other regulatory policies applicable to our direct ownership structure. Any new regulatory requirements, restrictions or enforcement actions imposed by the PRC government could materially and adversely affect our business, financial condition and results of operations.

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

We previously conducted our operations in China through the variable interest entity, Jiangsu Yanggu and we have terminated the VIE Agreements and dismantle the VIE structure on November 11, 2025. Jiangsu Yanggu is no longer our consolidated variable interest entity and is no longer consolidated in our financial statements.

In the opinion of our PRC legal counsel Tahota Law Firm, (i) the prior VIE structures of Jiangsu Yanggu and our WFOE did not violate mandatory provisions of applicable PRC laws and regulations as in effect at that time; and (ii) the previous contractual arrangements among our WFOE, Jiangsu Yanggu and its shareholders were valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations as in effect at that time.

However, uncertainties and changes in the interpretation and enforcement of PRC laws and regulations for our previous VIE structure could have a material adverse effect on our business, results of operations and the value of our securities.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our securities.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. The Company and its offerings are subject to New Overseas Listing Rules. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that: (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. As confirmed by our PRC counsel Tahota (Nanjing) Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms through our subsidiary in Hong Kong which are not subject to the laws and regulations of China, and our subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offering under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for our offerings.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 are considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. As advised by our PRC counsel, our offerings are subject to the New Overseas Listing Rules. If we fail to timely file with CSRC with any of our offerings, we will be subject to penalties by CSRC which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2024 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact our corporate governance and business operations.

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

In the event any of our future business and operations carried out are treated as a foreign investment and are classified in the “restricted” or “prohibited” industry in the “Negative List” under the Foreign Investment Law, we may have to dispose of such business, which could materially and adversely affect our business and impede our ability to continue our operations.

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

Currently, we use a “T+0” bidding method and allow our clients to centralize trading in our platform, which was not against Hong Kong current related laws and regulations regarding artwork trading. As a Hong Kong online collectible and artwork trading platform, we believe those laws and regulations regulating collectible and artwork trading in mainland China, such as Decision No.38 and Opinion No.37, do not apply to our trading platform. However, there may be substantial uncertainties regarding the interpretation and application of future PRC laws and regulations applicable to our business and that the PRC government or any other governmental authorities may in future impose license requirements or take further actions having material adverse effects on our business or financial results.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries and fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and currently we conduct our business operations within the PRC through our PRC subsidiaries, and will rely on dividends and other distributions on equity paid by our PRC subsidiaries and Hong Kong subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiaries their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, WFOE, as a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risks Related to Doing Business in China —If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from financings to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from securities offerings to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use our overseas’ financing to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries is RMB. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of income and comprehensive income. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial part of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will rely on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our WFOE’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

If our shareholders who are PRC residents or entities do not complete their registration as required, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when they are granted options or other awards. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We may face other regulatory uncertainties that could restrict our ability to grant stock awards under incentive plans to our directors, executive officers and employees under PRC law. The Board of Directors of the Company approved and adopted Oriental Culture Holding LTD 2021 Omnibus Equity Plan (the “Equity Plan”) on November 8, 2021, which was approved at the stockholders’ meeting on December 16, 2021. All of the ordinary shares under the Equity Plan have been granted to the officers and directors of the Company as of the date of this report. Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and receive stock awards from the Company are subject to the SAFE registration requirement and some of them have not completed the registration with SAFE for such award yet.

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

We collect and process the personal information of the customers who register on our online platform, for the purpose of managing and maintaining our customers and their trading information. Nanjing Yanyu, one of our wholly-owned subsidiaries, whose primary business is to provide technical support for International Exchange’s online collectibles, art and commodities e-commerce platform, has established network security policies, including Data Security Management Measures, Data Center Network Security Management Rules, Information Security Management Rules and an Information Security Emergency Plan. We also publish “Investor Information Protection Policy” on our online platform, to help the customers who register on our online platform understand what, where and how their private information be collected and used by International Exchange and its affiliates and what measures we take to protect their personal information. Nonetheless, we cannot assure that our cybersecurity protection policies and related technical measures are adequate to prevent network data in our online platform from being breached, stolen or tampered with. If our online platform network is at risk, we may be required by competent cybersecurity supervision authorities to suspend our online platform before rectification and we may be fined up to RMB 1 million (approximately $146,000) if it is found that our online platform has material security risks or if severe cybersecurity events occur due to failure of our network security protection.

Although the subsidiary maintains the network platform in mainland China, our main business, providing collectibles and artwork e-commerce services, is conducted by International Exchange in Hong Kong. Therefore, our business model may be considered involving transfer of customers’ personal information across borders and we may be subject to the Measures for the Security Assessment of Data Cross-border Transfer. We cannot guarantee that we can pass the safety assessment for cross-border transfers of personal information required by Measures for the Security Assessment of Data Cross-border Transfer. If we fail this assessment, International Exchange may not use customers’ personal information stored in mainland China to process its trading on the online platform, which would result in a significant adverse impact on our business operations.

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

We provide maintenance and warehouse services to our online platforms for collectibles, artwork and commodities trading through the subsidiaries in mainland China and we don’t transfer customers data cross-border. However, if we need to transfer customers data cross-border in the future and reach the threshold requirements Measures for the Security Assessment of Data Cross-border Transfer, we cannot assure that we will pass this safety assessment, which may have a material adverse effect on our operations and financial results.

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

We are not likely to pay another cash dividends in the foreseeable future.

We made a dividend distribution to all our shareholders in January 2026. We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from the WFOE. The WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

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

If we were deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, and results of operations.

Under the Investment Company Act, absent an applicable exemption, a company generally will be deemed to be an “investment company” if (a) it is in the business of investing, reinvesting, owning, holding, or trading in securities and (b) it owns or proposes to acquire “investment securities” having a value exceeding 40% of its total assets (other than U.S. government securities and cash items) on an unconsolidated basis (such second prong, the “40% Test”). We do not believe that we or any of our subsidiaries are an “investment company” for purposes of the Investment Company Act, including in part, because neither we nor any of our subsidiaries are in the business of investing, reinvesting, owning, holding, or trading in securities, as required under Section 3(a)(1)(C) of the Investment Company Act.

We are engaged primarily in providing collectible and artwork e-commerce online trading services, and our historical development, public representations of policy, the activity of our officers and directors, the nature of our present assets, the sources of our present income, and the public perception of the nature of our business collectively support the conclusion that we are an operating company and not an investment company. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act.

We have made, and may continue to make, investments in funds and securities of other entities in order to support our primary business of collectible and artwork e-commerce online trading services. If a significant portion of our assets were to consist of investment securities, or if we were otherwise deemed to meet the definition of an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”), or modify our business and organizational structure to fall outside the definition of an investment company. Registering as an investment company would subject us to substantial regulation concerning management, operations, transactions with affiliates, and portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters. Accordingly, registration under the Investment Company Act would significantly affect our ability to operate as contemplated.

If we were deemed to be an investment company, Rule 3a-2 under the Investment Company Act is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the Investment Company Act at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 under the Investment Company Act could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our business and operations.

We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and would have a material adverse effect on our business, financial condition, and results of operations. In addition, if we failed to register as an investment company when required to do so, we would be prohibited from engaging in certain business activities, and criminal and civil actions could be brought against us. Further, our contracts would be unenforceable unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Company Act.

We monitor our holdings and structure our operations with the goal of maintaining compliance with the Investment Company Act and avoiding the need to register as an investment company. There can be no assurance that we will be able to successfully avoid operating as an investment company. Potential future acquisitions, the mixture of our investments, changes in the value of our assets, and other factors could result in our being deemed an investment company under the Investment Company Act, which could have a material adverse effect on our business.

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

We may fail to meet continued listing requirements on the NASDAQ Capital Market and our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”).

Our ordinary shares are currently listed on the Nasdaq Capital Market. In order to maintain our listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our ordinary shares. There can be no assurance that we will be able to comply with the applicable listing standards of Nasdaq. On November 9, 2022, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

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

On November 28, 2025, the Company’s shareholders approved a share consolidation authorization, granting the Board authority to implement share consolidations at a cumulative ratio of up to 1:4,000 within two years. Pursuant to this authority, the Board implemented a 1-for-220 share consolidation of the ordinary shares of the Company, effective on January 16, 2026 and the share consolidation was primarily being effectuated to maintain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

On April 3, 2026, the Board approved a further 1-for-3 share consolidation of the ordinary shares of the Company pursuant to the shareholders’ approval and authorization on November 28, 2025 and the share consolidation was primarily being effectuated to maintain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair stockholders’ ability to sell or purchase the ordinary shares of the Company when they wish to do so. In the event of a delisting, we may take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement, or prevent future non-compliance with Nasdaq’s listing requirements.

If our ordinary shares are delisted by Nasdaq, our ordinary shares may be eligible to trade on an over-the-counter quotation system, such as the OTCQB or OTC Pink markets, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our ordinary shares. In addition, if our ordinary shares are delisted, we would be subject to rules promulgated by the Securities and Exchange Commission relating to “penny stocks,” which impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and institutional accredited investors. Consequently, the delisting of our ordinary shares, if it occurred, could affect the ability of broker-dealers to sell our ordinary shares, which could further negatively affect the ability of stockholders or other investors to buy and sell our ordinary shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our principal shareholders are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and our officers and directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.

Mr. Aimin Kong, the Chief Operation Officer of the Company, has the control and voting power of 12 million preferred shares of the Company. Each preferred share is entitled to participate in the voting at the shareholders’ meeting and is entitled to fifteen votes. Because more than 50% of the voting power for the election of our directors are controlled by Mr. Kong, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an online provider of collectible and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access a much bigger art and collectable trading market where they can engage with a wider range of collectible or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artwork and certain commodities on our online platform owned by our subsidiary in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited. We commenced our operations in March 2018 and our customer trading volume has been growing rapidly until the outbreak of COVID-19. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China. We, Oriental Culture Holding LTD, are a holding company with operations conducted via our subsidiaries. We previously conducted our operations in China through the variable interest entity, Jiangsu Yanggu and we have terminated the VIE Agreements and dismantle the VIE structure on November 11, 2025. Jiangsu Yanggu is no longer a VIE or consolidated entity of the Company since then.

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

Previously, the WFOE entered into a series of contractual arrangements with Jiangsu Yanggu and its shareholders, through which we controlled Jiangsu Yanggu as our consolidated VIE. On November 11, 2025, Jiangsu Yanggu completed the transfer of all the equity interests of its wholly owned subsidiaries, namely Nanjing Yanqing and Nanjing Yanyu to WFOE and completed the dismantle of the VIE structure. All VIE contractual arrangements were terminated, and Jiangsu Yanggu is no longer consolidated in our financial statements. The WFOE now directly holds 100% equity interests in Nanjing Yanyu, Nanjing Yanqing and their subsidiaries.

On November 22, 2013, China International Assets and Equity of Artworks Exchange Limited (the “International Exchange”) was incorporated under Hong Kong law. International Exchange is an online platform to facilitate collectible and artwork trading e-commerce and became our subsidiary as a result of the reorganization of the common control of Oriental Culture and International Exchange.

Jiangsu Yanggu Culture Development Co., Ltd. was incorporated on August 23, 2017, and was the holding company for all its wholly owned subsidiaries in China. Nanjing Yanqing Information Technology Co., Ltd., (“Nanjing Yanqing”) was incorporated on May 17, 2018 and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) was incorporated on June 7, 2018 and commenced operations in July 2018. Their primary business is to provide technical and other support for International Exchange’s online collectible, art and commodities e-commerce business, and to sell software applications and provide support services to our affiliates and third parties.

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

On April 18, 2018, HKDAEx Limited (“HKDAEx”) was incorporated under Hong Kong law. On May 9, 2019, we acquired all of the outstanding equity interests of HKDAEx from its original shareholder-HKFAEX Group Limited (“HKFAEX”) for a consideration of 2,400,000 ordinary shares (pre forward share split in November 2019 and reverse stock splits after that) of the Company. Effective from May 9, 2019, HKDAEx became our wholly-owned subsidiary. HKDAEx provided our customers with an online trading platform for products and commodities other than collectible and artwork in Hong Kong. The trading platform of HKDAEx and its related trading business ceased operation as of June 30, 2024 and the Company sold HKDAEx to an unrelated party for $1 in December 2024.

On November 8, 2019, the shareholders of the Company adopted the Second Amended and Restated Articles of Association to effect a 2 for 1 forward share split of the total authorized and issued and outstanding shares of the Company. As a result of the 2 for 1 forward share split, the Company’s total authorized shares are 1,000,000,000 shares comprising of (i) 900,000,000 ordinary shares with a par value of $0.00005 each and (ii) 100,000,000 preferred shares with a par value of $0.00005 each. In addition, all existing shareholders agreed to surrender to the Company as treasury shares, 12.5% of the then outstanding ordinary shares (3,100,000 ordinary shares) for no consideration.

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

In March 2022, Jiangsu Yanggu signed a Capital Increase Investment Agreement (“Agreement”) with Noble Family New Retail Co., Ltd. (“Noble Family”), Beijing Wen Jiao Technology Co., Ltd. (“BJWJ”) and two investors to acquire shares and increase capital of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”). Pursuant to the Agreement, Jiangsu Yanggu acquired 11.875% equity interest of JYLJ through a cash contribution of RMB 3 million (approximately $461,538) and has provided certain internet development resources and technical support to JYLJ. Noble Family and BJWJ, the existing shareholders of JYLJ and two new investors also made contributions in cash for an aggregate of RMB44 million (approximately $6.77 million) and certain initial work and business resources to JYJL. After this capital increase, Jiangsu Yanggu became the third largest shareholder of JYLJ. JYLJ primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital are mainly used for this development. As of the date of this report, JYLJ has completed the development of its programs and apps and has been in operation. Currently, Nanjing Yanqing owns approximately 10.15% equity interest of JYLJ.

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

On May 31, 2024, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 14,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000 (the “Private Placement”). In connection with offering, the Company also agreed to issue the warrants to the Purchasers to purchase up to an aggregate of 14,000,000 ordinary shares at an exercise price of $0.50 per share (the “Warrants”). The Warrants have a term of two years and are exercisable by the holder at any time on or after six months after the issuance date. The Private Placements were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The Company also agreed to pay a service fee to China Stamp which including $300,000 in cash and 840,000 shares of the Company’s ordinary shares pursuant to a financing advisory agreement in connection with the Private Placement. As of the date of this report, 14,000,000 warrants were exercised by the holders on a cashless basis for 12,656,818 ordinary shares of the Company. The share numbers and exercise price in this paragraph are before the two share consolidations effected in 2026.

On January 23, 2025, the Board of Directors of the Company held a meeting and approved the appointment of Mr. Aimin Kong as the Chief Operating Officer of the Company. At the Board meeting, the Board also designated and granted 12,000,000 preferred shares of the Company, par value US$0.00005, to Mr. Aimin Kong or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder. On May 19, 2025, the Board approved and ratified the Certificate of Designation in respect of the Preferred Shares (the “Certificate of Designation”) and Employment Agreement by and between Mr. Kong and the Company dated January 27, 2025, which includes certain vesting and earn-out terms of the 12,000,000 Preferred Shares (the “Employment Agreement”) and the issuance of such Preferred Shares is subject to the shareholders’ approval according to the Employment Agreement. On June 27, 2025, the shareholders of the Company approved that 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement. On June 27, 2025, the Company confirmed the vesting and earn-out terms have been met and 12 million Preferred Shares were issued to Hao Shun Investments Limited, a company under the control of Mr. Kong.

On April 28, 2025, the Board approved to move the principal executive offices of the Company from Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong to Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. The Company’s main phone number is also changed to 852- 3579-5532.

On April 28, 2025 (“Grant Date”), Compensation Committee of the Board granted stock awards of 500,000 ordinary shares, par value $0.00025, pursuant to our 2021 Omnibus Equity Plan, to five officers and employees of us and subsidiaries of our operating variable interest entity (the “Grantees”), including 100,000 shares to Mr. Yi Shao, the Chief Executive Officer of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 28, 2025. The share numbers in this paragraph are before the two share consolidations effected in 2026.

On May 15, 2025, Nan County Public Safety Bureau unfroze the bank account of Nanjing Jinwang, a related party of the Company. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm.

On June 26, 2025, Nanjing Yanqing incorporated a wholly owned subsidiary Hainan Yanqing, which currently doesn’t have any operation.

On October 16, 2025, the Board of Directors of the Company approved to terminate the variable interest entity (“VIE”) structure of the Company to streamline its corporate structure and better control its operating entities. In conjunction with such decision, Jiangsu Yanggu, the variable interest entity of the Company, will transfer all the equity interests of its wholly owned subsidiaries, namely Nanjing Yanqing and Nanjing Yanyu to WOFE and the Company will terminate the Equity Pledge Agreement by and among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders to release the pledged shares of Jiangsu Yanggu to its shareholders.

On October 20, 2025, the Company, Jiangsu Yanggu, Nanjing Rongke, Nanjing Yanqing, Nanjing Yanyu and shareholders of Jiangsu Yanggu entered into an Equity Restructuring for VIE Structure Dissolution and Termination Agreement of VIE Agreement (“VIE Termination Agreement”). Pursuant to the VIE Termination Agreement, the parties agreed: (i) Jiangsu Yanggu will transfer all the equity interests of Nanjing Yanqing and Nanjing Yanyu to WOFE for RMB 0 (the “Equity Transfer”) and (ii) all VIE-related agreements, namely the Technical Consultation and Service Agreement, the Equity Pledge Agreement, as amended, the Equity Option Agreement, as amended and the Voting Rights Proxy and Financial Supporting Agreements, shall be immediately terminated, with all rights and obligations permanently extinguished, effective from the date of Equity Transfer which is the date of completion of business registration change for such Equity Transfer (the “Termination”). On November 11, 2025, Jiangsu Yanggu completed the Equity Transfer of 100% ownership of Nanjing Yanyu and Nanjing Yanqing to WOFE. Upon completion of the Equity Transfer and the Termination, the Company owns the equity interests in its operating entities in China through direct ownership instead of through the VIE structure.

On November 25, 2025, the shareholders of the Company approved: (i) the authorized share capital of the Company be increased from (a) $50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share and (y)100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share, to (b) $500,000 divided into 2,080,000,000 shares of which (x) 1,980,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 1,800,000,000 ordinary shares with a nominal or par value of $0.00025 per share (the “Share Capital Increase”); (ii) the Article 18.2 of the Second Amended and Restated Articles of Association of the Company to be deleted in its entirety and replaced with the follows: If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum, provided that no business shall be transacted at any adjourned meeting other than the business listed in the first written notice convening the meeting from which the adjournment took place. For the avoidance of doubt, any such adjourned meeting will not follow the quorum requirement as specified in Articles 16.1 or 18.1 (the “Change of Adjourned Meeting”); and (iii) the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), to reflect the above Share Capital Increase, Change of Adjourned Meeting and other minor housekeeping amendments.

On November 28, 2025, the shareholders of the Company approved the authorization to the Board for share consolidation(s) of the ordinary shares of the Company  at any one time or multiple times during a period of up to two years after the date of the approval of the authorization by the shareholders, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:4,000, to be determined by the Company’s Board in its sole discretion. On December 14, 2025, the Board determined the ratio for share consolidation to be one (1)- for- two hundred and twenty (220) and to round up the fractions of the issued consolidated shares resulting from the share consolidation. The share consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares. On January 16, 2026, Nasdaq Stock Market has effected the Share Consolidation at the market level. Upon the effective of the share consolidation, the authorized share capital of the Company has been changed from (a) $500,000 divided into 2,080,000,000 shares of which (x) 1,980,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share , to (b) $500,000 divided into 109,000,000 shares of which (x) 9,000,000 shares are designated as ordinary shares with a par value of $0.055 per share and (y)100,000,000 shares are designated as preferred shares with a nominal or par value of $0.0005 per share.

On December 11, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), with respect to an at the market offering program, under which the Company may, from time to time in its sole discretion, issue and sell through the Agent, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share (the “Ordinary Shares”). The issuance and sale of the Ordinary Shares by the Company under the Sales Agreement are made pursuant to a prospectus supplement, dated December 11, 2025, and a base prospectus, dated June 2, 2023, to the Company’s registration statement on Form F-3 (File No. 333- 262398) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 30, 2023. On April 17, 2026, the Company and the Agent agreed to terminate the Sales Agreement and the ATM program, effective immediately (the “Termination”). As of April 17, 2026, the Company has sold approximately 1,888,895 Ordinary Shares under the ATM program pursuant to the Sales Agreement and the aggregate gross proceeds from the ATM program were approximately $32,923,807. Share numbers are retroactively adjusted to reflect the two share consolidations of the ordinary shares of the Company in January 2026 and April 2026. Upon and after the Termination, no more ordinary shares have been sold under the ATM program.

On March 20, 2026, the shareholders of the Company approved: (i) the authorized share capital of the Company be increased from (a) share capital of $500,000 divided into 109,000,000 shares of which (x) 9,000,000 shares designated as ordinary shares with a par value of $0.055 per share and (y)100,000,000 shares designated as preferred shares with a nominal or par value of $0.00005 per share to (b) $5,505,000 divided into shares of which (x) 100,000,000 shares are designated as ordinary shares with a par value of $0.055 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 91,000,000 ordinary shares with par value of $0.055 per share (the “Share Capital Increase”); (ii) the approval and authorization to the Board for the future increase of the share capital and authorized shares of the Company at any one time or multiple times during a period up to two years after the date of the approval of the authorization by the shareholders of the Company, with the exact increased numbers of share capital and authorized shares and effective time as the Board may determine from time to time in its absolute discretion provided in no event the increased share capital shall exceed $500 million (the “Future Share Capital Increase”); and (iii) the registered address of the Company be changed to Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands (the “Address Change”). The shareholders of the Company also approved a special resolution that the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&A”), which contains all the proposed amendments mentioned in the proxy statement and other changes previously approved by the shareholders of the Company be and are approved and adopted.

On April 3, 2026, the Board approved a further 1-for-3 share consolidation for the authorized and issued ordinary shares of the Company and to round up the fractions of the issued consolidated shares resulting from the share consolidation. The Company’s ordinary shares began to trade on the NASDAQ Stock Market on the post-consolidation basis on April 27, 2026. Following the share consolidation, the authorized share capital of the Company has changed from (a) $5,505,000 divided into shares of which (x) 100,000,000 shares are designated as ordinary shares with a par value of $0.055 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share, to (b) $5,505,000 divided into shares of which (x) 33,333,333 shares are designated as ordinary shares with a par value of $0.165 per share and (y)100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share.

On January 8, 2026, the Board has a special cash dividend to all shareholders of the Company to commemorate the fifth anniversary of the Company’s Nasdaq listing and to reward shareholders for their long-term support. The dividend amount is US$0.05 per share, the record date was January 22, 2026 and payment date was February 9, 2026. All the shareholders of the Company as of the record date are entitled to receive the special cash dividend. As of the date of this report, such dividends have been paid to the shareholders of the Company.

On April 20, 2026, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) entered into a Subscription Agreement (the “Agreement”) with Jade Cove, L.P., a Cayman Islands exempted limited partnership (“Jade Cove”). Jade Cove makes direct and indirect investments in internet technology companies in the fields of commerce, content and entertainment. Pursuant to the Agreement, the Company will make a subscription in an aggregate amount of US$10,000,000 to acquire 66.67% interest in Jade Cove and will become a limited partner of Jade Cove and be bound by the partnership agreement.

Our principal executive offices are located at Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. Our telephone number at this address is (852) 3579-5532. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

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

According to the “Report on the Development of E-commerce in China in 2025” released by the Ministry of Commerce of the People's Republic of China, China's e-commerce sector experienced steady growth in 2025. Data from the National Bureau of Statistics of China shows that the national e-commerce transaction volume reached RMB 46.73 trillion in 2025, representing a year-on-year increase of 2.5%; national online retail sales reached RMB 15.97 trillion, up 8.6% year-on-year.

On many mainstream e-commerce platforms, cultural products such as arts and crafts flourished and developed rapidly, and art and collectibles e-commerce are gradually growing. Online trading has become a major trend of the global art and collectibles trade. As a comprehensive service provider with extensive cultural and art collection and collectibles market operations and marketing experience, we have taken development opportunities to provide online and offline services for the domestic and international art and collectibles trading business.

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

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the trading platform we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

Our Services

We provide customers of our online platform with comprehensive services, including the following:

Investor Education

We believe that investor education is critical in preparing potential customers for online collectibles and artwork trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include basic rules and processes of online collectibles and artwork trading, fundamental analysis methods and technical analysis methods. Most of our educational resources are easily accessible through PC and APP versions of our client software. Certain materials are also available on our website.

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

For the main signer to apply for the listing, the process is as follows:

For publicly list collectibles and artworks hosted on our platform:

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the exchange on which we operate, we do not set, quote or influence the trading prices, and cannot access our customers’ money.

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

The platform has not adopted any deposit-based leveraged trading system. Customers can only use the funds as they are deposited.

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

Our online marketing relies mainly on search engine marketing. We also actively promote our software for clients through mobile application stores. In addition, we promote our brand and software through our corporate pages on popular interactive social media such as Weibo and WeChat.

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending.

Interested persons who provide their contact information to us become our potential customers. We also promote our software for clients through various websites and app stores. A guest version of our software is free to download and use. Through simple online registration, people get free access to the user version of our client software and become our potential customers. We do not conduct cold calls. Additionally, we encourage existing traders to introduce new traders.

Our customer representatives interact with potential customers regarding online collectibles, artwork and commodity trading, our software for clients and services through call, text message and instant messaging function in our software for clients. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

A potential customer who opens and activates a trading account with us becomes our customer. We provide more services to customers compared to potential customers, including free usage of the customer version of the software for clients which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Our Customers

Our customers are the Traders and Original Owners. Because we have listed 661 types of collectibles, artwork and commodities in 2025 and we are constantly marketing and increasing our customer base, it is difficult to ascertain if the loss of a single customer, or a few customers, would have a material adverse effect on us. No one customer constitutes in the aggregate 10% or more of our consolidated revenue.

Customers can open trading accounts through the online account creation link on our official website, International Exchange. Before the customer can finish opening an account, our website provides Risks and Warnings, a Market Entry Agreement and Transaction Rules for the customer to review and confirm before they are able to move to the next steps. Our transaction rules specify the qualification requirements for the customer to open and activate a trading account, as follows:

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

Competition

The art e-commerce market is highly competitive and many traditional art galleries and auction houses may provide a platform for collectibles or artwork owners to sell their collections. However, their trading model is substantially different from ours. As of December 31, 2025, there were over 12 active art e-commerce platforms operating nationwide in China. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

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

According to the Foreign Investment Law, the Foreign Investment Law grants national treatment to foreign invested entities. However, it is unclear whether any updated “Negative List” to be published by the State Council in the future will be different from the current Special Administrative Measures for Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM on September 6, 2024 and took effect on November 1, 2024. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

Regulations on Overseas Listings

On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing on or before effective date of the new rules but completed the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. The Company has timely filed with CSRC for its private placement offering and ATM offerings conducted after effectiveness of the New Overseas Listing Rules but has not received final clearance from CSRC as of the date of this report.

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

On November 11, 2025, we completed the dismantle of the variable interest entity (“VIE”) structure. All contractual arrangements with the former VIE Jiangsu Yanggu were terminated, and Jiangsu Yanggu is no longer consolidated in our financial statements. We now conduct our operations in China through PRC subsidiaries that we have equity ownership, and our business is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws.

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

PRC Laws and Regulations Relating to Mergers and Acquisitions

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval should not be required for the listing and trading of our ordinary shares on NASDAQ, given that: (i) we established our PRC subsidiary, the WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and (ii) no explicit provision in the M&A Rules classifies the respective our previous contractual arrangements as a type of acquisition transaction falling under the M&A Rules.

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

The WFOE and its subsidiaries are resident enterprises and pay EIT tax at the rate of 25% in PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see Section of “Taxation - People’s Republic of China Enterprise Taxation”.

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

According to the above-regulations, our PRC subsidiaries are generally subject to a 6% VAT rate.

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

Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Our subsidiaries in China have entered into written employment contracts with all of the employees and performed its obligations required under the relevant PRC laws and regulations.

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

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Employers must not suspend or reduce the payment of house provident funds for their employees. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up house provident funds, permission of labor union of the employer and approval of the local house provident funds commission must first be obtained before the employer can suspend or reduce their payment of house provident funds. Where an employer does not open accounts of house provident funds for its employees, the relevant authorities will have the power to demand such employer to do so within a prescribed period, failure of which can result in a fine of over RMB 10,000 (approximately $1,500) and up to RMB 50,000 (approximately $7,000) charged on the employer. Moreover, under the cases where competent authorities have given notice to the employer for paying up house provident funds but the employer still fails to do so, an application for enforcement can be filed to the court in this regard.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that: (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023 and provides that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

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

Variable Interest Entity Arrangements

We previously conducted our operations in China through the variable interest entity, Jiangsu Yanggu. The material terms of the VIE Agreements with Jiangsu Yanggu and its shareholders are as follows:

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

We terminated the VIE Agreements and dismantle the VIE structure on November 11, 2025. Jiangsu Yanggu is no longer our consolidated variable interest entity and is no longer consolidated in our financial statements since then. All equity interests of entities previously held by Jiangsu Yanggu were transferred to the WFOE at no consideration, and all equity pledges and contractual control arrangements were terminated on November 11, 2025.

The Company currently conducts its operations in the People’s Republic of China through its wholly-owned subsidiaries, without any VIE or contractual control arrangements.

The VIE Agreements were fully terminated and the VIE structure was completely dissolved on November 11, 2025, as a result of the VIE Termination Agreement.

D. Property, Plants and Equipment

Our principal executive offices are located in Hong Kong where we lease approximately 30 square meters of office space. Our leased premises are leased from unrelated third parties who either have valid title to the relevant properties or proper authorization from the title holder to sublease the property. On November 4, 2021, Kashi Dongfang and Kashi Longrui, jointly entered into an agreement acquired an office building from Nanjing Z-COM Wireless Communication Technology Co., Ltd. for a total amount of RMB 60 million (approximately $9.2 million). The office building is located at Building 30, #699-22, Xuanwu Avenue, Xuanwu District, Nanjing City, Jiangsu Province, which is approximately 6,840 square meters. The land use right for the land occupied by the building was acquired by means of purchase and remains valid until December 20, 2056. The Company completed the decoration of the building in January 2024, which has been used as our office space in China since February 2024.

We believe that we will have adequate facilities to accommodate our future expansion plans. Currently, we also lease the following properties to conduct our business:

Property	Lessee	Annual Rent	Termination Date	Purposes/Use
Room 501, 14th Floor, Shannxi Building, Kashi Avenue, Kashi, Xinjiang, China	Kashi Longrui	RMB 25,000 (approximately $3,548)	June 30, 2026	Office
Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong	Oriental Culture Holding LTD	HKD 120,000 (approximately $ 15,400)	December 31, 2026	Office

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

5A. Operating Results

Overview

We are an online provider of collectibles and artwork e-commerce services, which allow collectors, artists and art dealers and owners to access a much bigger collectable and art trading market where they can engage with a wider range of collectibles and artwork investors than they could likely encounter without our platforms. We commenced our operations in March 2018. We currently facilitate trading by individual and institutional customers of all kinds of collectibles and artwork and certain commodities on our online platform owned by our subsidiaries in Hong Kong, namely the China International Assets and Equity of Artworks Exchange Limited. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers in China.

According to the “Report on the Development of E-commerce in China in 2025” released by the Ministry of Commerce of the People's Republic of China, China's e-commerce sector experienced steady growth in 2025. Data from the National Bureau of Statistics of China shows that the national e-commerce transaction volume reached RMB 46.73 trillion in 2025, representing a year-on-year increase of 2.5%; national online retail sales reached RMB 15.97 trillion, up 8.6% year-on-year.

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

Termination and Dismantle of VIE Structure

On October 16, 2025, the Board of Directors of the Company approved to terminate the variable interest entity (“VIE”) structure of the Company due to the change of its business strategy. Jiangsu Yanggu, the variable interest entity of the Company, will transfer all the equity interests of its wholly owned subsidiaries, namely Nanjing Yanqing and Nanjing Yanyu to WOFE and the Company will terminate the Equity Pledge Agreement by and among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders to release the pledged shares of Jiangsu Yanggu to its shareholders.

On October 20, 2025, the Company, Jiangsu Yanggu, Nanjing Rongke, Nanjing Yanqing, Nanjing Yanyu and shareholders of Jiangsu Yanggu entered into an Equity Restructuring for VIE Structure Dissolution and Termination Agreement of VIE Agreement (“VIE Termination Agreement”). Pursuant to the VIE Termination Agreement, the parties agreed: (i) Jiangsu Yanggu will transfer all the equity interests of Nanjing Yanqing and Nanjing Yanyu to WOFE for RMB 0 (the “Equity Transfer”) and (ii) all VIE-related agreements, namely the Technical Consultation and Service Agreement, the Equity Pledge Agreement, as amended, the Equity Option Agreement, as amended and the Voting Rights Proxy and Financial Supporting Agreements, shall be immediately terminated, with all rights and obligations permanently extinguished, effective from the date of Equity Transfer which is the date of completion of business registration change for such Equity Transfer (the “Termination”). On November 11, 2025, Jiangsu Yanggu completed the Equity Transfer of 100% ownership of Nanjing Yanyu and Nanjing Yanqing to WOFE. Upon completion of the Equity Transfer and the Termination, the Company owns the equity interests in its operating entities in China through direct ownership instead of through the VIE structure.

Impact of investigation and charge against our shareholders and related party

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023.

On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui, Kashi Dongfang, and Nanjing Yanyu, all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the former VIE because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its subsidiaries have received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts relating to the Nanjing Jinwang investigation as described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Kong was appointed as Chief Operating Officer of the Company.

The Court had the hearing in August 2023 and trial in January 2024 and both of Mr. Kong and Mr. Gao were released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed with the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Nanjing Jinwang, a related party of the Company. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm. All customers can freely transfer their deposits and make their withdrawals based on their actual needs.

Although the Company’s business operations and active customer base were materially and adversely affected by the Nanjing Jinwang case between July 2022 and May 2025, as frozen bank accounts caused customer concerns over fund safety and withdrawal difficulties, the Company has been proactively developing new businesses. The Company has established a stable revenue model and sustained cash flow generation capability. In particular, the newly implemented warehousing fee and account management fee policies have provided a solid financial foundation for the Company’s core daily operations.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Number of Active Traders

Our results of operations are dependent on the number of active traders using our platform. Active traders are defined as the total number of individuals who placed trades and traded collectibles, artwork and commodities on our platforms during the relevant period. We had approximately 13,600, 19,000 and 35,000 traders that participated in trading collectibles, artwork and commodities on our platforms for the years ended December 31, 2025, 2024 and 2023, respectively. The number of traders decreased due to the investigation and impact of the frozen bank accounts.

Number of Transactions

During the years ended December 31, 2025, 2024 and 2023, our platforms facilitated and completed approximately 2.2 million, 7 million and 19 million transactions, respectively. The change in the number of transactions was due to the change in the number of active traders and trading activities due to reason mentioned above.

Transaction Value

Transaction value is defined as the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork and commodities after they are listed on our platforms. During the years ended December 31, 2025, 2024 and 2023, total transaction value amounted to approximately $0.19 billion, $0.1 billion and $0.5 billion, respectively. The change in total transaction value was due to the change in number of products listed, number of transactions, and value of the units for the year ended December 31, 2025, 2024 and 2023. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 7 for the year ended December 31, 2024 to nil for the year ended December 31, 2025. The increase in transaction value despite no new collectibles being listed was mainly attributable to the value recovery of certain collectibles, which resulted in higher transaction amounts.

Average Transaction Value Per Trader

Average transaction value per trader is calculated by dividing the total number of active traders from total transaction value during the relevant period. During the years ended December 31, 2025, 2024, and 2023, our average transaction value per client was approximately $13,000, $6,000 and $10,000. The change of average transaction value is due to the reasons stated above.

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

Years Ended December 31, 2025 vs. December 31, 2024

	For the Years Ended December 31,		Variance
	2025	2024	Amount	%
Net revenues	$1,360,549	$568,057	$792,492	139.5
Net revenues – related parties	528,299	54,633	473,666	867.0
Total operating revenues	1,888,848	622,690	1,266,158	203.3
Less: cost of revenues	(270,828)	(182,181)	(88,647)	48.7
Gross profit	1,618,020	440,509	1,177,511	267.3
Operating expenses	(5,461,383)	(3,637,707)	(1,823,676)	50.1
Loss from operations	(3,843,363)	(3,197,198)	(646,165)	20.2
Other (expense) income, net	(124,638)	763,755	(888,393)	(116.3)
Loss before income taxes	(3,968,001)	(2,433,443)	(1,534,558)	63.1
Income tax (benefit) expense	(110,031)	93	(110,124)	118,412.9
Net loss	(3,857,970)	(2,433,536)	(1,424,434)	58.5
Foreign currency translation adjustment	741,523	(479,801)	1,221,324	(254.5)
Comprehensive loss	$(3,116,447)	$(2,913,337)	$(203,110)	7.0
Weighted average number of ordinary shares outstanding – basic and diluted	35,968	20,039

Basic and diluted loss per share	$(107.26)	$(121.44)

*	The shares data are presented on a retroactive basis to reflect the 220 to 1 share consolidation and 3 to 1 share consolidation (Note 15).

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2025		2024		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$17,204	0.9	$103,807	16.7	$(86,603)	(83.4)
Transaction fees(2)	184,701	9.8	296,379	47.6	(111,678)	(37.7)
Marketing services fees(3)	87,331	4.6	156,995	25.2	(69,664)	(44.4)
Account Management fees(4)	861,347	45.6	-	-	861,347	NA
Warehousing Service fees(5)	209,966	11.1	-	-	209,966	NA
System Maintenance and Technical Support Service fees(6) *	528,299	28.0	65,509	10.5	462,790	706.5
Total operating revenues	$1,888,848	100.0	$622,690	100.0	$1,266,158	203.3

*	Including $ 528,299 and $54,633 from related parties for the years ended December 31, 2025 and 2024, respectively.

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

Total listing service fees decreased by $86,603 or 83.4% from $103,807 for the year ended December 31, 2024 to $17,204 for the same period in 2025. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. The decrease in the value generated by new product listings was mainly due to the decrease of the numbers of new products which caused by the negative impact from the freezing of bank accounts due to the ongoing case against our related party starting in the second half of 2022 as we had a hard time to retain new clients with the case ongoing.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform.

Total transaction fee revenue decreased by $111,678 or 37.7% from $296,379 for the year ended December 31, 2024 to $184,701 for the same period in 2025. The decrease was mainly due to negative impact from the freezing of bank accounts due to the ongoing case against our related party that started in second half of 2022 which reduced overall customers transactions.

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

Marketing service fees decreased by $69,664 or 44.4% from $156,995 for the year ended December 31, 2024 to $87,331 for the same period in 2025. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Account management fees: Account management fees are charged as a fixed monthly fee per customer account for providing continuous account maintenance and management services. The transaction price is a fixed monthly amount per account as stipulated in the customer agreement, with no variable consideration. Account management fee revenue is recognized over time on a straight-line monthly basis as the performance obligation is satisfied.

Account management fees were $861,347 for the year ended December 31, 2025. As a newly added revenue derived from the development of the Company’s existing business, it reflects the Company’s ability to diversify its revenue mix and enhance sustainable profitability while further tapping into the value of its existing customer base.

(5) Warehousing service fees: Warehousing service fees are charged for providing professional storage and preservation services for customers’ collectibles listed on the platform. The fee is calculated daily based on the listed reference price of the collectible, a fixed daily rate, and the quantity of collectibles held by the customer. Warehousing service fee revenue is recognized over time on a daily basis as the performance obligation is satisfied, as the customer receives and consumes the benefits of the warehousing services simultaneously as the Company performs them.

Warehousing service fees amounted to $209,966 for the year ended December 31, 2025, representing a new revenue stream generated from the Company’s existing business development.

(6) System maintenance and technical support services: System maintenance and technical support services primarily consist of system development and maintenance, platform operation technical support, IT infrastructure support and data processing and data services. Such fees are mainly fixed monthly charges. Service fees are mainly fixed monthly charges, and the related revenue is recognized evenly on a straight-line basis over the service period.

System maintenance and technical support services increased by $462,790 or 706.5% from $65,509, which included $54,633 from providing technical services to our related parties for the year ended December 31, 2024 to $528,299, which included $528,299 from providing technical services to our related parties for the same period in 2025. The increase was mainly due to the Company’s expanded engagement with existing clients and the exploration of a diversified revenue mix.

Cost of Revenues

Cost of revenues increased by $88,647 or 48.7% from $182,181 for the year ended December 31, 2024 to $ 270,828 in 2025. The significant increase was mainly driven by the growth of operating revenue as well as higher labor costs.

Gross Profit

Gross profit increased by $1,177,511 or 267.3% from $440,509 for the year ended December 31, 2024 to $ 1,618,020 for the year ended December 31, 2025. Gross margin for the years ended December 31, 2025 and 2024 were 85.7% and 70.7%, respectively. The increase in gross profit was mainly attributable to the change in revenue mix. Revenue for the year ended December 31, 2025 was primarily derived from account management fee income of newly added business lines with lower system maintenance costs, leading to improved gross margin.

Operating Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,
	2025		2024		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(326,575)	6.0%	$(207,842)	5.7%	$(118,733)	57.1
General and administrative	(4,590,896)	84.0%	(3,325,474)	91.4%	(1,265,422)	38.1
General and administrative – related parties	-	-	(104,391)	2.9%	104,391	(100.0)
Provision for expected credit losses	(543,912)	10.0%			(543,912)	NA
Total operating expenses	$(5,461,383)	100.0%	$(3,637,707)	100.0%	$(1,823,676)	50.1

Selling and marketing Expenses

Selling and marketing expenses consist primarily of commissions and payroll and benefits for employees involved in the sales team. Selling and marketing expenses increased by $118,733, or 57.1%, from $207,842 for the year ended December 31, 2024 to $326,575 for the same period in 2025. The increase in selling expenses was mainly attributable to a rise in the sales team’s payroll and employee benefit costs, representing an increase of approximately $186,000 in labor expenses.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses increased by $1,161,031, or 33.9% from $3,429,865 for the year ended December 31, 2024 to $4,590,896 for the same period in 2025. The increase was primarily due to increased stock compensation expense of $2,686,600 for Chief Operating Officer and management as a result of the stock awards in 2025, partially offset by staff structure optimization and office cost savings, including the decrease in employee expenses of $299,276, depreciation and amortization expense of $287,898, professional fees including audit fees, system and security service fees of $541,492, office and rental fees of $180,034.

Provision for expected credit losses

Our provision for expected credit losses was $543,912 for the year December 31, 2025, an increase of $543,912 from nil for fiscal year 2024. The increase was primarily due to certain customers in the liquor business postponing payments due to capital constraints, which led to higher accounts receivable and an increase in expected credit loss provisions. Based on the profile and operating conditions of these customers, the Company believes these outstanding receivables will be recovered in the second half of 2026.

Other Income

Other income was as follows:

	For the Years Ended December 31,
	2025		2024		Variance
	Expense	%	Expense	%	Amount	%
Gain from short-term investment	$164,784	(132.2)	$109,964	14.4	$54,820	49.9
Interest income	672,697	(539.7)	763,190	99.9	(90,493)	(11.9)
Impairment loss on intangible assets	(1,350,000)	1,083.1	(356,676)	(46.7)	993,324	278.5
Gain on VIE deconsolidation	63,056	(50.6)	-	-	63,056	NA
Other income,net	324,825	(260.6)	247,277	32.4	77,548	31.4
Total operating expenses	$(124,638)	100.0	$763,755	100.0	$(888,393)	(116.3)

Total other expense increased by $888,393, or 116.3%, from other income of $763,755 for the year ended December 31, 2024 to other expense of $124,638 for the same period in 2025. The increase in other expense was mainly due to the increase of impairment loss on a digital currency software as the government upheld its prohibitionist policy toward cryptocurrencies in China.

Income tax (benefit) expense

Income tax benefit was $110,031 for the year ended December 31, 2025, as compared to income tax expense of $93 for 2024. The income tax benefit in 2025 was due primarily to the utilization of prior-year net operating losses (“NOLs”) to offset current-year taxable income.

Net Loss

Our net loss increased by $1,424,434, or 58.5%, from $2,433,536 for the year ended December 31, 2024 to $3,857,970 for the same period in 2025. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency).

Basic and diluted loss per share

Basic and diluted loss per share were $107.26 and $121.44 for the year ended December 31, 2025 and 2024, respectively. The basic and diluted shares are considered the same.

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

Years Ended December 31, 2024 vs. December 31, 2023

	For the Years Ended December 31,		Variance
	2024	2023	Amount	%
Net revenues	$568,057	$1,435,449	$(867,392)	(60.4)
Net revenues – related parties	54,633	144,609	(89,976)	(62.2)
Total operating revenues	622,690	1,580,058	(957,368)	(60.6)
Less: cost of revenues	(182,181)	(405,628)	223,447	(55.1)
Gross profit	440,509	1,174,430	(733,921)	(62.5)
Operating expenses	(3,637,707)	(5,509,838)	1,872,131	(34.0)
Loss from operations	(3,197,198)	(4,335,408)	1,138,210	(26.3)
Other income, net	763,755	751,761	11,994	1.6
Loss before income taxes	(2,433,443)	(3,583,647)	1,150,204	(32.1)
Provision for income taxes	93	14,833	(14,740)	(99.4)
Net loss	(2,433,536)	(3,598,480)	1,164,944	(32.4)
Foreign currency translation adjustment	(479,801)	(560,679)	80,878	(14.4)
Comprehensive income	$(2,913,337)	$(4,159,159)	1,245,822	(30.0)
Weighted average number of ordinary shares outstanding – basic and diluted	13,225,669	4,269,340	8,956,329	209.8
Basic and diluted earnings per share	$(0.18)	$(0.84)	$(0.66)	(78.2)

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2024		2023		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$103,807	16.7	$457,176	28.9	$(353,369)	(77.3)
Transaction fees(2)	296,379	47.6	806,794	51.1	(510,415)	(63.3)
Marketing services fees(3)	156,995	25.2	166,444	10.5	(9,449)	(5.7)
Other revenues(4)*	65,509	10.5	149,644	9.5	(84,135)	(56.2)
Total operating revenues	$622,690	100.0	$1,580,058	100.0	$(957,368)	(60.6)

*	Including $54,633 and $144,609 from related parties for the years ended December 31, 2024 and 2023, respectively.

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

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,
	2024		2023		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(207,842)	5.7	$(618,111)	11.2	$410,269	(66.4)
General and administrative	(3,325,474)	91.4	(4,657,438)	84.5	1,331,964	(28.6)
General and administrative – related parties	(104,391)	2.9	(234,289)	4.3	129,898	(55.4)
Total operating expenses	$(3,637,707)	100.0	$(5,509,838)	100.0	$1,872,131	(34.0)

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

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We had approximately $35.3 million of cash and short-term investments, including approximately $3.0 million short term investments. We had approximately $55.1 million of working capital as of December 31, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, short-term investment, private placement and public offering.

On December 11, 2025, the Company entered into a sales agreement with A.G.P./Alliance Global Partners (“AGP”), with respect to an at the market offering program (“ATM Program”), under which the Company may, from time to time in its sole discretion, issue and sell through the agent, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share. As of April 17, 2026, the Company has sold approximately 1,888,895 Ordinary Shares under the ATM program pursuant to the Sales Agreement and the aggregate gross proceeds from the ATM program were approximately $32,923,807. Share numbers are retroactively adjusted to reflect the two share consolidations of the ordinary shares of the Company in January 2026 and April 2026. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its working capital requirement for at least 12 months through December 31, 2026.

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

Cash Flows

As of December 31, 2025, we had cash of $32,323,209. The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Net cash provided by (used in) operating activities	$77,103	$(3,896,411)	$3,714,064
Net cash used in investing activities	$(5,172,565)	$(11,666,315)	$(600,722)
Net cash provided by financing activities	$13,755,817	$6,998,517	$600,000

Operating Activities

Net cash used in operating activities was $0.1 million for the year ended December 31, 2025 which was attributable primarily to the net loss of approximately $3.9 million, increase of approximately $0.9 million in accounts receivable, due to service revenue and liquor sales revenue recognition, decrease of approximately $0.7 million in inventory due to liquor sales, decrease of approximately $0.9 million in other receivables and prepaid expenses due to the collection of other receivables, increase of approximately $2.4 million in amounts due from related parties, due to related party Jiangsu Yanggu’s receipts and payments on behalf of the Company, decrease of approximately $0.4 million in accounts payable due to settlement of payables to suppliers. Our cash outflow was offset by approximately $3.8 million of stock-based compensation due to granted stock awards to the Chief Operating Officer and management, approximately $1.4 million of impairment loss on intangible assets due to the digital currency software impairment recognition. approximately $0.5 million of provision for expected credit losses, and approximately $0.3million of depreciation and amortization.

Net cash used in operating activities was approximately $4.0 million for the year ended December 31, 2024 which was attributable primarily to the net loss of approximately $2.6 million, the increase of approximately $1.2 million in inventory due to the one-time purchase of liquor for sale, decrease of approximately $1.1 million in accounts payable affected by restricted cash, increase of approximately $0.5 million in other receivables and prepaid expenses, including other receivables from related parties, due to prepaid VAT tax from the purchase of inventory. Our cash outflow was offset by approximately $0.6 million of stock compensation due to the granted stock awards, approximately $0.5 million of depreciation and amortization, and approximately $0.4 million of impairment loss on intangible assets due to the ceased operation of HKDAEx’s trading platform.

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

Investing Activities

Net cash used in investing activities was approximately $5.2 million for the year ended December 31, 2025, which was primarily attributable to the purchase of short-term investments of approximately $142.5 million offset by the proceed from sale of short-term investments of approximately $138.2 million, and the purchase of intangible assets of $1.0 million.

Net cash used in investing activities was approximately $11.6 million for the year ended December 31, 2024, which was primarily attributable to the purchase of short-term investments of approximately $45.6 million offset by the proceed from sale of short-term investments of approximately $34.5 million, and the purchase of intangible assets of $0.5 million.

Net cash used in investing activities was approximately $0.5 million for the year ended December 31, 2023, which was primarily attributable to the purchase of short-term investments of approximately $14.6 million offset by the proceed from sale of short-term investments of approximately $14.3 million. We paid approximately $0.2 million for construction in progress and intangible assets in our VIE and in Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), in which we currently hold approximately 10.15% equity interest.

Financing Activities

Net cash provided by financing activities was approximately $14.0 million for the year ended December 31, 2025, which was primarily attributable to proceeds from private placement.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

While our significant accounting policies and estimates are described in Note 3 to our consolidated financial statements included elsewhere in this annual report, we believe that the following accounting estimate is the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Expected credit losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

The Company maintains an allowance for expected credit losses in accordance with ASC 326 and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Kit Ming (Michael) Lo	52	Chairman of the Board of Directors and Director
Lijuan Ding	47	Chief Financial Officer
Yi Shao	37	Chief Executive Officer and Director
Xuetong Qin	34	Manager and Director
Aimin Kong	57	Chief Operating Officer
Nelson (Nam Sum) Wong (1)(2)(3)	63	Independent Director
Xiaobing Liu(1)(2)(3)	63	Independent Director
Jinren Chen (1)(2)(3)	55	Independent Director
Yan Xiao	38	Independent Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of corporate governance and nominating committee.

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

Lijuan Ding

Ms. Ding was appointed as our Chief Financial Officer on May 13, 2024. Ms. Ding served as the financial manager of Jiangsu Huahai Ship Management Co., Ltd. from 2018 to 2024. From 2015 to 2017, Ms. Ding served as the financial manager of Nanjing Kehuiyan Food Technology Co., Ltd. From 2012 to 2015, Ms. Ding served as the financial manager of Nanjing Ranxin Medical Technology Co., Ltd. From 2010 to 2012, Ms. Ding served as the financial manager of Nanjing Newspaper Group. From 2002 to 2010, Ms. Ding worked as the audit project manager of Jiangsu Gongxin Certified Public Accountants Co., Ltd. Ms. Ding received her bachelor’s degree of Economic Management from Nanjing Agricultural University. Ms. Ding obtained her Chinese Certified Public Accountant (CPA) qualification in 2006.

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

Nelson (Nam Sum) Wong

Mr. Wong was appointed as a member of our board of directors on December 16, 2021. Since 2008, Mr. Wong has served as an Independent Director and Audit Committee Chair of Recon Technology Ltd. (Nasdaq: RCON). He is Chairman and Managing Director of ACN Worldwide, a business and investment consultancy established in Hong Kong since 1995. Prior to that, he was Vice Chairman and Chief Executive of Vigers, a Hong Kong based real estate and investment consultancy, which he first joined in 1990 as a negotiator and later in 1993 acquired together with his partners. Mr. Wong received his bachelor’s degree in English language and literature from the PLA Institute of International Relations in Nanjing in 1983 and was a college teacher before moving to Hong Kong in 1986 to pursue his career in business.

We believe that Mr. Wong’s leadership skills and extensive management experience as well as his insight in global politics will benefit the Company and make him an important member of the board of directors and its committees.

Jinren Chen

Mr. Chen was appointed as a member of our board of directors on December 16, 2021. Since January 2020, Mr. Chen has served as Chairman and President of Nanjing Shuoming Investment Management Co., Ltd., a private equity fund management company. From February 2019 to December 2019, Mr. Chen was the fund manager for Shanghai Rongru Assets Management Co., Ltd. From May 2014 to February 2019, Mr. Chen served as an industry analyst and then deputy general manager of market making department of Debang Securities Co., Ltd. From May 2001 to April 2014, Mr. Chen served as a researcher and then a senior researcher for Huatai Securities Co, Ltd. Mr. Chen received his bachelor’s degree in International Trade from Nanjing University in 1997. Mr. Chen received his master degree of Engineering Management from Business School of Hohai University in Nanjing in 2000 and his Ph.D degree in Economics from Business School of Nanjing University in 2009. Mr. Chen has passed securities practitioner and fund practitioner qualification tests in China. We believe Mr. Chen’s extensive experience in capital market will benefit the Company and make him an important member of the board of directors and its committees.

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

6.B. Compensation

During the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB0.25 million (US$37,267) in cash to our executive officers, and paid RMB 0.48 million (US$70,868) to our non-executive directors. We also granted 12 million preferred shares to the company controlled by our Chief Operating Officer in 2025. On April 28, 2025, the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock awards of 100,000 ordinary shares to Mr. Yi Shao, Chief Executive Officer of the Company and 100,000 ordinary shares to Ms. Xuetong Qin, our manager and director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The share numbers and par value are the numbers before our share consolidations effected in January 2026 and April 2026.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of May 12, 2026.

Board Diversity Matrix (As of May 12, 2026)
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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Nelson Wong, Xiaobing Liu, Jinren Chen and Yan Xiao are the “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2025 and December 31, 2024 we had a total of 13 and 33 full time employees, respectively. The following table sets forth the breakdown of our employees’ functions as of December 31, 2025:

Function	Number*	% of Total Employees
Technology and Research	5	38.46%
Sales & Marketing	2	15.38%
General & HR and Administration	6	46.15%
	13	100.00%

*	excluding the employees of Zhongcang Warehouse Co., Ltd., an 18% indirect subsidiary of WFOE

As of December 31, 2025, 12 of our employees were based in Mainland China and 1 employees were located in Hong Kong.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, stock award, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 12, 2026 for:

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

The calculations in the table below are based on 1,938,312 ordinary shares issued and outstanding as of May 12, 2026.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Oriental Culture Holding LTD, Room 1310, Tower B, Harbour View Building, Eastern District, Hong Kong. Our telephone number at this address is (852) 3579-5532.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Kit Ming (Michael) Lo	-	-
Yi Shao	114	*
Lijuan Ding	-	-
Aimin Kong(1)	4,200,000	68.4%
Xuetong Qin		*
Nelson Wong	-	-
Xiaobing Liu	-	-
Jinren Chen	-	-
Yan Xiao	-	-
All directors and executive officers as a group (nine individuals)	4,200,000	68.4%
5% or Greater Shareholders:
Hao Shun Investments Limited(2)	6,000,000	75.6%

*	less than 1%

(1)	Aimin Kong is the sole shareholder and director of Oriental Culture Investment Development LTD, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by it. The registered address of Oriental Culture Investment Development LTD is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Mr. Aimin Kong owns 35% equity interest of Hao Shun Investments Limited (“Hao Shun”) and Oriental Culture Investment Development LTD owns 35% equity interest of Hao Shun. In his capacity as a 70% beneficial owner and director of Hao Shun, Mr. Aimin Kong beneficially owns 8,400,000 preferred shares and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Company owned by Hao Shun Investments Limited.
(2)	Hao Shun Investments Limited owns and has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Company. Each preferred share has 15 votes at the general meetings of the Company, and every two preferred shares is convertible into one ordinary share of the Company at the holder's option, which represents approximately 75.6% of the outstanding Ordinary Shares that are deemed to be outstanding for purposes of calculating the beneficial ownership of Hao Shun under Section 13(d) of the Act, if the holder converts 12,000,000 preferred shares to 6,000,000 ordinary shares in 60 days. The registered address of Hao Shun Investments Limited is Crainmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

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

a.	Other receivables – related party

	Relationship	Nature	December 31, 2025	December 31, 2024

Jiangsu Yanggu	The Company’s VIE prior to November 2025. Mr. Yi Shao, legal representative of Jiangsu Yanggu and holds a 5% equity interest, is also the CEO and director of the Company. Mr. Aimin Kong, holds a 20% equity interest, also services as the COO of the Company.	Receipts and payments on behalf of the Company*	$20,360,293	$-
Total			$20,360,293	$-

*

As of the date of this report, the Company has recovered RMB125,884,430 ($17,909,805) of receivables from Jiangsu Yanggu. The Company is pursuing the collection and settlement of the outstanding balance, which is expected to be fully settled by June 30, 2026.

b. Amounts due to related parties consist of the following:

	Relationship	Nature	December 31, 2025	December 31, 2024

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of Kashi Longrui	Payable for storage fees	$7	$502
Jiangsu Jinhanqi E-Commerce Co., Ltd.( Jiangsu Jinhanqi)	24.48% owned by Nanjing Culture，a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	Received deposits and advance service fees from customers	282,348	-
Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Advance service fees from customers	14,227	-
Total			$296,672	$502

c. Net revenues – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	The Period from January 1, 2024 to May 31, 2024	Year Ended December 31, 2023

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	System maintenance and technical support service fees	$73,962	$12,824	$39,643
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang, a company controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	System maintenance and technical support service fees	-	41,809	104,966
Jiangsu Jinhanqi	24.48% owned by Nanjing Culture，a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	System maintenance and technical support service fees	454,337
Total			$528,299	$54,633	$144,609

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of Kashi Longrui	Storage fees	$6	$21,075	$64,051

e. General and administrative expenses – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Rent expense.	$-	$38,647	$146,924
HKFAEx	100% owned by the Company’s former Chairman	Accounting and business administration services.	-	$65,744	$87,365
Total			$-	$104,391	$234,289

f. Other income，net – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

Jiangsu Jinhanqi E-Commerce Co., Ltd.	24.48% owned by Nanjing Culture，a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	Rental and property management fees, and car rental service fees	$325,766	$-	$-

The Company entered into a Technical Maintenance Service Contract with Jiangsu Jinhanqi, to provide daily technical support, application software troubleshooting, software upgrades, and other related services in fiscal year 2025. During the year ended December 31, 2025, the Company recognized system maintenance and technical support service revenue of $528,299 from Jinhanqi.

During the years ended December 31, 2024 and 2023, HKDAEx paid approximately $66,000 and $87,000, respectively, to HKFAEx, a company owned by our chairman for accounting and business administration services.

The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture which is controlled by Huajun Gao and Aimin Kong, each is a 10.7% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2024. Nanjing Culture became a third party since June 2024. The monthly rent from January 2024 to May 2024 was renegotiated to approximately $7,700 per month. Total related party rental expense for the years ended December 31, 2025, 2024 and 2023 was approximately nil, $39,00 and $147,000, respectively.

For the year ended December 31, 2025, the Company provided office rental and car rental services to Jinhanqi. The Company recognized $156,226 as rental and property management service income and $169,540 as car rental income, which were recorded in other income.

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

Dividends

On January 8, 2026, the Board approved a special cash dividend to all shareholders of the Company to commemorate the fifth anniversary of the Company’s Nasdaq listing and to reward shareholders for their long-term support. The dividend amount is US$0.05 per share, the record date was January 22, 2026 and payment date was February 9, 2026. All the shareholders of the Company as of the record date are entitled to receive the special cash dividend. Other than that, we currently have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC and Hong Kong subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Laws and Regulations Relating to Foreign Exchange—Dividend Distribution.”

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

Our authorized share capital is $5,505,000 divided into shares of which (x) 33,333,333 shares are designated as ordinary shares with a par value of $0.165 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share.  As of May 12, 2026, 1,938,312 ordinary shares and 12,000,000 preferred shares are issued and outstanding.

Our shareholders adopted our Fourth Amended and Restated Memorandum and Articles of Association by way of a special resolution on March 20, 2026.

On April 3, 2026, the Company implemented a 1-for-3 reverse split/share consolidation for its ordinary shares, and such consolidation change was submitted to Cayman Registrar on April 8, 2026 and reflected in the authorized share capital numbers above.

Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

According to clause 3 of our current amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by The Companies Act (As Amended) or as the same may be amended from time to time, or any other law of the Cayman Islands.

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends. Subject to the provisions of the Cayman Companies Act and any rights of any class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

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

Preferred Shares

The Directors may authorise the division of shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. The Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

On June 27, 2025, the shareholders of the Company approved that 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement. On June 27, 2025, the Company confirmed the vesting and earn-out terms have been met and 12,000,000 Preferred Shares were issued to Hao Shun Investments Limited, a company under the control of Mr. Kong. The 12, 000,000 Preferred Shares are designated with the voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting, (i) on a show of hands every holder of the Preferred Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifteen (15) votes for every fully paid Preferred Share for the general meetings of the Company and shall be included in the calculation of the quorum, and (ii) on a poll every holder of the Preferred Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifteen (15) votes for every fully paid Preferred Share for the general meetings of the Company and shall be included in the calculation of the quorum; and

II.	Conversion Rights: Every two Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.00025 (the “Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Preferred Shares delivering a written notice to the Company that such holder elects to convert a specified number of Preferred Shares into Ordinary Shares. In no event shall Ordinary Shares be convertible into Preferred Shares; and

III.	Transfer: the Preferred Shares are transferable; and

IV.	Other rights: all other rights of the Preferred Shares will be the same as the Ordinary Shares of the Company.

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

10.E. Taxation

The following summary of the material Cayman Islands, PRC, Hong Kong and U.S. tax consequences for U.S. holders of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, PRC, Hong Kong and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, our operating entities in China may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, pursuant to the Administrative Measures for Non-Resident Taxpayers to Enjoy the Treaty Treatment, or the Administrative Measures, which became effective in January 2020, in order to enjoy the reduced withholding tax rate under the treaty treatment, non-resident taxpayers who meet the conditions for treaty treatment by their own judgment, may declare that they are entitled to the treaty treatment and accept the post-declaration supervision by the tax authority at the time of filing the tax return or at the time of providing information to the tax withholding agent. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Oriental Culture HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

United States Federal Income Tax Considerations for U.S. holders

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. tax consequences to non-U.S. holders are not discussed here. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax/net investment income tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under applicable U.S. Internal Revenue Service authority, ordinary shares are considered readily tradeable for purposes of clause (1) above if they are listed on an established securities market in the United States, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law, regulation or interpretation after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess generally will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our current or accumulated earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year, and no assurance can be given regarding our PFIC status for any taxable year. Although the law in this regard is unclear, we treated the consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares. Prospective investors should assume that PFIC status is uncertain and consult their own tax advisors regarding the PFIC rules and the consequences to them if we are or become a PFIC.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions and principal shareholders are exempted from the reporting provisions contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www.ocgroup.hk. However, information contained on our website does not constitute a part of this annual report.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-234654) in relation to the initial public offering of 5,065,000 ordinary shares of the Company. Our initial public offering closed in December 2020. ViewTrade Securities Inc. was the representative of the underwriters for our initial public offering. Counting in the ordinary shares sold upon the partial exercise of the over-allotment option by our underwriters, we offered and sold 5,124,400 ordinary shares and received net proceeds of approximately US$17.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on December 1, 2020. The total expenses incurred for our Company’s account in connection with our initial public offering was approximately US$3.2 million, which included approximately US$1.4 million in underwriting discounts and commissions for the initial public offering and approximately US$1.8 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The share numbers in this paragraph are before the share consolidations effected in October 2023, January 2026 and April 2026.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2025, we used approximately US$4.4 million of the proceeds received from the initial public offering for the payment for upgrading information technology infrastructure, software, app development and system for our online platform. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Notwithstanding the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer, has concluded that our consolidated financial statements included in this Annual Report are fairly stated in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s evaluation of the Company’s internal control over financial reporting for the year ended December 31, 2025, we and our independent registered public accounting firm have identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the PCAOB.

The following material weaknesses have been identified and included in our management’s assessment:

1)	The Company did not have a risk assessment process and had not formally documented its evaluation of the effectiveness of its internal control over financial reporting, including but not limited to controls over revenue, investments and journal entries.

2)	There was a lack of in-house accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States (“US GAAP”) and SEC reporting requirements to ensure (a) consistent application of US GAAP in the recording of transactions and business activities; and (b) compliance with pertinent reporting and disclosure requirements.

3)	There was a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements.

Due to the foregoing material weaknesses, management concluded that our internal control over financial reporting as of December 31, 2025 was ineffective.

Remediation Plan

We have hired external accountants who have extensive experience in US GAAP and SEC reporting to help us in the preparation of our financial reports. To further address the identified material weaknesses described above, we expect to implement the following remediation plans:

I. Key Objectives

●	Develop a risk assessment process to cover relevant fraud and financial reporting risks; document our key internal control activities for relevant business process and establish a practical test plan to evaluate the design and operating effectiveness of our key control activities

●	Leverage periodic staff training to strengthen our understanding of US GAAP and SEC reporting requirements and reduce our dependence on external consultants.

●	Standardize and formalize our account review and reconciliation process and procedures to enable timely detection of errors in our accounting and financial reporting process.

II. Remediation Process

●	Complete an annual risk assessment using the COSO framework to prioritize our remediation and testing efforts.

●	Update our process narratives to enable clear identification of key control activities by relevant business process.

●	Formalize our testing plan to prioritize our testing of key control activities for their design and operating effectiveness.

●	Implement immediate staff training to ensure their understanding of the key control activities and their respective roles and responsibilities.

●	Formalize our testing documentation process so that (a) there is proper evidence of testing of key controls for their design and operating effectiveness; (b) there is proper review and sign-off of testing documentation by our Chief Financial Officer (CFO) and (c) such testing documentation is properly retained

●	Summarize and report the result of our remediation efforts and test results to our auditor and audit committee.

●	Establish a new Technical Accounting position and designate a finance staff (in addition to the CFO) as the Accounting Responsible Person to (a) monitor and track all FASB/SEC updates; (b) evaluate US GAAP determination and accounting treatment for all new and complex transactions; and (c) assist in the review of significant entries and non-recurring transactions; and (d) assist in the documentation of the Company’s accounting position on such transactions.

●	Refine our CFO’s responsibilities to oversee the new Technical Accounting position and monitor compliance with US GAAP and SEC compliance.

●	Develop an ongoing staff training plan on US GAAP and SEC reporting requirements and engage external subject matter experts to conduct practical training on all relevant accounting and reporting areas.

●	Formalize our US GAAP and SEC compliance process to ensure that management’s accounting position on all significant, complex and first-time transactions has been properly reviewed and signed off by the CFO.

●	Formalize our account review and reconciliation process to ensure that all related detailed account reconciliation and analyses and timely completed and reviewed and that all related adjustments are properly approved and signed off in connection with the preparation of the Company’s semi-annual and annual consolidated financial statements.

We believe that the foregoing efforts will effectively remediate the material weaknesses and enhance our overall control environment. The implementation of these actions, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and there is no assurance as to when such remediation will be completed. As such, as we continue to evaluate and work to improve our internal control over financial reporting, our management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until the material weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with U.S. GAAP accounting standards. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Wei Wei & Co., LLP, our independent registered public accounting firm. Wei Wei & Co., LLP has issued an adverse opinion on our internal control over financial reporting, which appears on page F-3 of this Annual Report.

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

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees(1)	$195,000	$230,000	$250,000
Audit related fees(2)	185,000	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$380,0000	$230,000	$250,000

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the annual audit of our consolidated financial statements and review of our semi-annual unaudited condensed consolidated financial statements.

(2)	“Audit related fees” means the aggregate fees billed for the audit of our internal control over financial reporting.

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Aimin Kong, our Chief Operating Officer, beneficially owns 70% of Hao Shun Investments Limited which owns all of our outstanding preferred shares with 15 votes each and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares— We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-45.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Fourth Amended and Restated Memorandum and Articles of Association
2.1	Specimen certificate evidencing ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
2.2*	Description Of Securities
4.1	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of HKDAEX Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.2	Sale and Purchase Agreement in Respect of 100% of Issued Share Capital of China International Assets and Equity of Artworks Exchange Limited by and between HKFAEX Group Limited and Oriental Culture Holding LTD dated May 7, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.3	Technical Consultation and Service Agreement, by and between Nanjing Rongke Business Consulting Service Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd. dated May 8, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.4	Equity Pledge Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.5	Equity Option Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.6	Voting Rights Proxy and Financial Supporting Agreement, by and among Nanjing Rongke Business Consulting Service Co., Ltd., Jiangsu Yanggu Culture Development Co., Ltd. and Jiangsu Yanggu Culture Development Co., Ltd.’s shareholders dated May 8, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.7	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)

4.8	Independent Director Agreement by and between the Registrant and Xiaobing Liu dated May 10, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.9	Director Agreement by and between the Registrant and Yi Shao dated March 6, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.10	Administration Services Agreement by and between HKDAEx Limited and HKFAEx Limited dated August 1, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.11	Cooperation Agreement by and between HKDAEx Limited and Nanjing Jinwang Art Purchase E-commerce Co., Ltd. on March 15, 2019 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
4.12	Form of Amended and Restated Equity Pledge Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 1, 2021)
4.13	Form of Amended and Restated Equity Option Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 1, 2021)
4.14	Form of Amended and Restated Voting Rights Proxy and Financial Supporting Agreement by and among Nanjing Rongke, Jiangsu Yanggu and shareholders of Jiangsu Yanggu (incorporated herein by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 1, 2021)
4.15	Preowned Property Purchase and Sale Agreement by and among Nanjing Z-COM Wireless Communication Technology Co., Ltd., Kashi Longrui Business Management Service Co., Ltd., and Kashi Dongfang Cangpin Culture Development Co., Ltd. on November 4, 2021. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with the SEC on May 2, 2022)
4.16	Oriental Culture Holding LTD 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on November 9, 2021)
4.17	Cooperation Agreement by and between Kashi Dongfang Cangpin Culture Development Co., Ltd. and Zhongcang Warehouse Co., Ltd. dated January 1, 2021 (incorporated herein by reference to Exhibit 4.46 to Form 20-F filed with the SEC on May 2, 2022)
4.18	Technical Maintenance Services Contract by and between Kashi Jinwang Art Purchase E-commerce Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. dated July 1, 2022 (incorporated herein by reference to Exhibit 4.47 to Form 20-F filed with the SEC on May 1, 2023)
4.19	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. dated December 31, 2022(incorporated herein by reference to Exhibit 4.48 to Form 20-F filed with the SEC on May 1, 2023)

4.20	Supplemental Agreement to Technical Maintenance Services Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 25, 2024)
4.21	Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Nanjing Yanyu Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on April 25, 2024)
4.22	Supplemental Agreement to Office Premises Use Contract by and between Nanjing Cultural and Artwork Property Exchange Co., Ltd. and Kashi Longrui Business Management Services Co., Ltd. (incorporated herein by reference to Exhibit 4.37 to Form 20-F filed with the SEC on April 25, 2024)
4.23	Employment Agreement by and between the Company and Yi Shao dated May 10, 2023 (incorporated herein by reference to Exhibit 4.38 to Form 20-F filed with the SEC on April 25, 2024)
4.24	Employment Agreement by and between the Company and Xi Li dated November 29, 2023 (incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on April 25, 2024)
4.25	Renewal of Employment Agreement with Yi Shao (incorporated herein by reference to Exhibit 4.33 to Form 20-F filed with the SEC on May 15, 2025)
4.26	Employment Agreement by and between the Company and Lijuan Ding dated May 13, 2024 (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on May 14, 2024)
4.27	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the SEC on June 6, 2024)
4.28	Form of Warrants (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the SEC on June 6, 2024)
4.29	Employment Agreement by and between Oriental Culture Holding LTD. and Aimin Kong dated January 27, 2025 (incorporated herein by reference to Exhibit 4.37 to Form 20-F filed with the SEC on May 15, 2025)
4.30	Form of Unrestricted Stock Award Agreement by and between Oriental Culture Holding LTD. and Grantees dated on April 28, 2025. (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on May 2, 2025)
4.31	Renewal of Employment Agreement with Yi Shao (incorporated herein by reference to Exhibit 4.39 to Form 20-F filed with the SEC on May 15, 2025)
4.32	Employment Agreement by and between the Company and Lijuan Ding dated May 12, 2025 (incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with the SEC on May 15, 2025)
4.33	Certificate of Designation of 12,000,000 Preferred Shares (incorporated herein by reference to Annex A of Exhibit 99.1 to Form 6-K filed with the SEC on May 27, 2025)
4.34	Sales Agreement by and between the Company and A.G.P./Alliance Global Partners dated December 11, 2025 (incorporated herein by reference to Exhibit 1.1 to Form 6-K filed with the SEC on December 11, 2025)
4.35	Subscription Agreement by and between Oriental Culture Holding LTD and Jade Cove, L.P. dated on April 20, 2026 (incorporated herein by reference to Exhibit 99.1 to Form 6-K/A filed with the SEC on April 24, 2026)
4.36*	Renewal of Employment Agreement with Yi Shao
4.37*	Employment Agreement by and between the Company and Lijuan Ding dated May 12, 2026
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234654), as amended, initially filed with the SEC on November 12, 2019)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tahota (Nanjing) Law Firm
15.2*	Consent of Wei Wei & Co., LLP
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to Form 20-F filed with the SEC on April 25, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to Form 20-F filed with the SEC on April 25, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Culture Holding LTD.

/s/ Yi Shao
Name:	Yi Shao
Title:	Chief Executive Officer

Date: May 14, 2026

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Oriental Culture Holding LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oriental Culture Holding LTD and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated May 14, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019.

Flushing, New York

May 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Oriental Culture Holding LTD

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Oriental Culture Holding LTD and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the financial statements), and our report dated May 14, 2026, expressed an unqualified opinion on those financial statements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	The Company did not have a risk assessment process and had not formally documented its evaluation of the effectiveness of its internal control over financial reporting, including but not limited to controls over revenue, investments and journal entries.

●	There was a lack of in-house accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States (“US GAAP”) and SEC reporting requirements to ensure (a) consistent application of US GAAP in the recording of transactions and business activities; and (b) compliance with pertinent reporting and disclosure requirements.

●	There was a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019.

Flushing, New York

May 14, 2026

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$32,323,209	$17,068,272
Restricted cash	-	6,475,274
Short-term investments	3,015,800	5,294,952
Restricted investment	-	10,794,296
Accounts receivable, net	376,725	278
Inventory	567,513	1,231,335
Other receivables and prepaid expenses	302,258	1,073,244
Other receivable - related party	20,360,293	-
Total current assets	56,945,798	41,937,651

Property and equipment, net	8,513,675	8,647,932

Other assets
Cost method investments	924,034	903,518
Intangible assets, net	6,208	1,546,565
Deferred tax assets, net	138,185	-
Total other assets	1,068,427	2,450,083

Total assets	$66,527,900	$53,035,666

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	$1,028,330	$2,417,587
Accounts payable - related parties	296,672	502
Deferred revenue	3,841	78,427
Other payables and accrued liabilities	500,377	616,340
Taxes payable	59,998	13,498
Total current liabilities	1,889,218	3,126,354

Total liabilities	1,889,218	3,126,354

Commitments and Contingencies	-	-

Shareholders’ Equity
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, 12,000,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	600	-
Ordinary shares, $0.165 par value, 3,000,000 and 272,728 shares authorized, 151,873 and 31,048 shares issued, 148,960 and 28,135 shares outstanding as of December 31, 2025 and 2024, respectively*	25,054	5,118
Treasury shares, at cost, 2,913 shares issued as of December 31, 2025 and 2024, respectively*	(481)	(481)
Additional paid-in capital	47,537,432	29,712,151
Statutory reserves	178,303	155,313
Retained earnings	18,371,787	22,252,747
Accumulated other comprehensive loss	(1,474,013)	(2,215,536)
Total shareholders’ equity	64,638,682	49,909,312

Total liabilities and shareholders’ equity	$66,527,900	$53,035,666

*	The shares data are presented on a retroactive basis to reflect the 220 to 1 share consolidation and 3 to 1 share consolidation (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2025	2024	2023

Operating revenues:
Net revenues	$1,360,549	$568,057	$1,435,449
Net revenues - related parties	528,299	54,633	144,609
Total operating revenues	1,888,848	622,690	1,580,058

Cost of revenues: (including warehouse cost from related party of $6, $21,075, and $64,051 for the years ended December 31, 2025, 2024 and 2023, respectively)	(270,828)	(182,181)	(405,628)

Gross profit	1,618,020	440,509	1,174,430

Operating expenses:
Selling and marketing	(326,575)	(207,842)	(618,111)
General and administrative	(4,590,896)	(3,325,474)	(4,657,438)
General and administrative - related parties	-	(104,391)	(234,289)
Provision for expected credit losses	(543,912)	-	-
Total operating expenses	(5,461,383)	(3,637,707)	(5,509,838)

Loss from operations	(3,843,363)	(3,197,198)	(4,335,408)

Other income (expense)
Gain from short-term investments	164,784	109,964	89,474
Interest and investment income	672,697	763,190	372,199
Impairment loss on intangible assets	(1,350,000)	(356,676)	-
Gain on deconsolidation of VIE	63,056
Other income, net	324,825	247,277	290,088
Total other income, net	(124,638)	763,755	751,761

Loss before income taxes	(3,968,001)	(2,433,443)	(3,583,647)

Income tax (benefit) expense	(110,031)	93	14,833

Net loss	$(3,857,970)	$(2,433,536)	$(3,598,480)

Other comprehensive loss
Foreign currency translation adjustment	741,523	(479,801)	(560,679)

Comprehensive loss	$(3,116,447)	$(2,913,337)	$(4,159,159)

Weighted average number of ordinary shares *
Basic and diluted	35,968	20,039	6,469

Loss per share *
Basic and diluted	$(107.26)	$(121.44)	$(556.29)

*	The shares data are presented on a retroactive basis to reflect the 220 to 1 share consolidation and 3 to 1 share consolidation (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

										Accumulated
	Preferred shares		Ordinary shares*		Treasury shares*		Additional paid-in	Statutory	Retained	other comprehensive
	Shares	Par Value	Shares	Par Value	Shares	Par Value	capital	reserves	earnings	income(loss)	Total
Balance as of December 31, 2022	-	-	9,345	$1,542	(2,913)	$(481)	$22,349,767	$124,757	$28,315,319	$(1,175,056)	$49,615,848
Amortization of shares issued for consulting fees	-	-	-	-	-	-	92,960	-	-	-	92,960
Additional rounding shares issued due to share reconsolidation	-	-	36	1	-	-	(1)	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(3,598,480)	-	(3,598,480)
Statutory reserve	-	-	-	-	-	-	-	28,280	(28,280)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(560,679)	(560,679)
Balance as of December 31, 2023	-	-	9,381	1,543	(2,913)	(481)	$22,442,726	153,037	24,688,559	(1,735,735)	45,549,649
Stock compensation	-	-	455	75	-	-	572,925	-	-	-	573,000
Shares issued for private placement	-	-	21,212	3,500	-	-	6,996,500	-	-	-	7,000,000
Transaction costs related to private placement	-	-	1,273	210	-	-	(300,210)	-	-	-	(300,000)
Shares to be issued for transaction costs related to private placement	-	-	(1,273)	(210)	-	-	210	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(2,433,536)	-	(2,433,536)
Statutory reserve	-	-	-	-	-	-	-	2,276	(2,276)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(479,801)	(479,801)
Balance as of December 31, 2024	-	-	31,048	5,118	(2,913)	(481)	29,712,151	155,313	22,252,747	(2,215,536)	49,909,312
Stock compensation	12,000,000	600	758	125			3,789,275				3,790,000
Ordinary shares issued for transaction costs related to private placement			1,273	210			(210)
Cashless exercise of warrants			19,177	3,164			(3,164)
Issuance of ordinary shares via ATM Program			99,617	16,437			14,039,380				14,055,817
Net loss									(3,857,970)		(3,857,970)
Statutory reserve								22,990	(22,990)
Foreign currency translation adjustment										741,523	741,523
Balance as of December 31, 2025	12,000,000	$600	151,873	$25,054	(2,913)	$(481)	$47,537,432	$178,303	$18,371,787	$(1,474,013)	$64,638,682

*	The shares data are presented on a retroactive basis to reflect the 220 to 1 share consolidation and 3 to 1 share consolidation (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net loss	$(3,857,970)	$(2,433,536)	$(3,598,480)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	286,333	488,130	610,369
Gain from short-term investments	(15,800)	(109,964)	(89,474)
Stock compensation	3,790,000	573,000	92,963
Impairment loss on intangible assets	1,350,000	356,676	-
Loss from disposal of property, plant and equipment	-	68,282	-
Loss from disposal of intangible assets	53,685	-	-
Gain on deconsolidation of VIE	(63,056)	-	-
Gain on disposal of subsidiary	-	(25,098)	-
Provision for credit losses	543,912	-	-
Deferred income tax, net	(135,978)	-	-
Non-cash lease expense	-	11,489	22,773
Change in operating assets and liabilities:
Accounts receivable	(914,339)	(281)	209
Accounts receivable - related parties	-	-	28,969
Inventory	680,730	(1,242,867)	-
Other receivables and prepaid expenses	867,482	(842,693)	4,162,588
Other receivable - related party	(2,438,808)	344,219	3,033,580
Accounts payable	(414,713)	(1,127,554)	(351,404)
Accounts payable - related parties	389,554	(27,226)	(364)
Deferred revenue	(75,147)	(101,771)	(260,945)
Other payables and accrued liabilities	71,611	77,417	(9,155)
Taxes payable	(40,393)	(3,109)	3,695
Lease liability	-	(11,489)	(20,734)
Net cash provided by (used in) operating activities	77,103	(4,006,375)	3,624,590

Cash flows from investing activities:
Purchase of short-term investments	(142,542,091)	(45,567,066)	(14,616,672)
Proceed from sale of short-term investments	138,193,451	34,532,461	14,340,414
Purchase of property, plant and equipment	-	(59,025)	(192,839)
Proceeds from disposal of property, plant and equipment	176,075	37,279	-
Purchase of intangible assets	(1,000,000)	(500,000)	(42,151)
Net cash used in investing activities	(5,172,565)	(11,556,351)	(511,248)

Cash flows from financing activities:
Proceeds from private placement	-	7,000,000	-
Payments or private placement financing costs	(300,000)	-	-
Proceeds from issuance of common stock via ATM	14,055,817	-	-
Cash outflow from disposal of subsidiary	-	(1,483)	-
Proceeds released from escrow	-	-	600,000
Net cash provided by financing activities	13,755,817	6,998,517	600,000

Effect of exchange rate changes on cash and cash equivalents	119,308	(316,939)	(273,869)

Increase (decrease) in cash and cash equivalents	8,779,663	(8,881,148)	3,439,473

Cash and cash equivalents, beginning of year	23,543,546	32,424,694	28,985,221

Cash and cash equivalents, end of year	$32,323,209	$23,543,546	$32,424,694

Supplemental disclosures of cash flow information:
Cash paid for income tax	$-	$-	$14,455
Cash paid for interest	$-	$-	$-

Non-cash transactions:
Transaction costs included in other payables and accrued liabilities	$-	$300,000	$-
Purchases of intangible assets included in accounts payable	$-	$1,000,000	$-

Reconciliation of cash, cash equivalents and restricted cash

	2025	2024	2023
Cash and cash equivalents	$32,323,209	$17,068,272	$17,684,018
Restricted cash	-	6,475,274	14,740,676
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$32,323,209	$23,543,546	$32,424,694

The accompanying notes are an integral part of these consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Oriental Culture Holding Ltd. (“Oriental Culture”) is a holding company incorporated on November 29, 2018, under the laws of the Cayman Islands. Oriental Culture has no substantial operations other than holding all of the outstanding share capital of Oriental Culture Development (“Oriental Culture BVI”) and China International Assets and Equity of Artworks Exchange Limited (“International Culture”). Oriental Culture BVI is also a holding company holding all of the outstanding share capital of HK Oriental Culture Investment Development Limited (“Oriental Culture HK”). Oriental Culture HK is also a holding company holding all of the outstanding equity of Nanjing Rongke Business Consulting Service Co., Ltd. (“Nanjing Rongke” or “WFOE”).

Oriental Culture, its subsidiaries and variable interest entity (“VIE”) and its subsidiaries are hereafter referred to as the “Company”. The Company, through its direct subsidiary International Culture and VIE, Jiangsu Yanggu Culture Development Co., Ltd. (“Jiangsu Yanggu”) and its subsidiaries are engaged in providing online platform and services that facilitate the e-commerce trading of artwork and collectables and the online trading of commodities, principally teas. The Company’s headquarters are located in the City of Nanjing, in the People’s Republic of China (the “PRC” or “China”). Substantially all of the Company’s business activities are carried out by International Culture, Jiangsu Yanggu and Jiangsu Yanggu’s subsidiaries.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access which is updated from time to time by MOFCOM and NDRC. The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category unless specifically restricted by other PRC regulations.

Oriental Culture is a Cayman Islands company and its subsidiaries including WFOE is considered a foreign invested enterprise. Although the business the Company conducts through Jiangsu Yanggu is not within the category in which foreign investment is currently restricted or prohibited under the Negative List or other PRC Laws, the Company originally expected that in the future Jiangsu Yanggu will engage in marketing survey services for online marketplaces. Marketing survey services are within the category in which foreign investment is restricted pursuant to the Negative List. In addition, the Company also originally intended to centralize the Company’s management and operations in the PRC to avoid being restricted to conduct certain business activities which are important for the Company’s current or future business but are currently restricted or might be restricted in the future. As such, Jiangsu Yanggu was structured as an VIE of the Company controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are comprised of a series of four agreements (collectively the “Contractual Arrangements”), of which the significant terms are as follows:

Contractual Agreements with Jiangsu Yanggu

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between WFOE and Jiangsu Yanggu, WFOE has the exclusive right to provide consultation and services to Jiangsu Yanggu in the areas of management, human resources, technology and intellectual property rights. For such services, Jiangsu Yanggu agrees to pay service fees of 100% of its net income to WFOE and also WFOE has the obligation to absorb 100% of the losses of Jiangsu Yanggu.

The WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Services Agreement. The term of the Technical Consultation and Service Agreement is 20 years until May 7, 2039. WFOE may terminate this agreement at any time by giving 30 days’ written notice to Jiangsu Yanggu.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreements among WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, each of Jiangsu Yanggu’s shareholders pledged all of their equity interests in Jiangsu Yanggu to WFOE to guarantee Jiangsu Yanggu’s performance of relevant obligations and indebtedness under the Technical Consultation and Services Agreement and other agreements. If Jiangsu Yanggu breaches its obligations under the Contractual Agreements, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests in order to recover the damages associated with such breach. The pledge is valid until all of Jiangsu Yanggu’s shareholders are no longer shareholders of Jiangsu Yanggu, or until the satisfaction of all Jiangsu Yanggu’s obligations under the Contractual Agreements.

Equity Option Agreement

Pursuant to the Equity Option Agreement among WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders dated May 8, 2019, WFOE has the exclusive right to require Jiangsu Yanggu’s shareholders to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each shareholders’ equity interests in Jiangsu Yanggu, in one or multiple transactions, at any time or from time to time, at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Equity Option Agreement shall remain effective until all the equity interests owned by Jiangsu Yanggu’s shareholders have been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, among the shareholders of Jiangsu Yanggu and WFOE, Jiangsu Yanggu’s shareholders have given WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Jiangsu Yanggu and to exercise all of their rights as shareholders of Jiangsu Yanggu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Jiangsu Yanggu. In consideration of such granted rights, WFOE agrees to provide the necessary financial support to Jiangsu Yanggu whether or not Jiangsu Yanggu incurs losses, and agrees not to request repayment if Jiangsu Yanggu is unable to do so. The agreements is in effect for 20 years until May 7, 2039.

Based on the foregoing contractual arrangements, which grant WFOE effective control of Jiangsu Yanggu and its subsidiaries and obligates WFOE to absorb 100% of the risk of loss from its activities, as well as enable WFOE to receive 100% of the expected residual returns, the Company accounts for Jiangsu Yanggu and its subsidiaries as VIEs. Accordingly, the Company consolidates the accounts of Jiangsu Yanggu and its subsidiaries in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10, Consolidation.

On January 28, 2021, WFOE entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements”) with Jiangsu Yanggu and all shareholders of Jiangsu Yanggu in order to amend and restate the Equity Pledge Agreement, Equity Option Agreement, and Voting Rights Proxy and Financial Supporting Agreement originally entered by the parties in May, 2019 (“Original VIE Agreements”). The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

Dismantling of the VIE structure

On October 16, 2025, the Board of Directors of the Company approved to terminate the variable interest entity structure of the Company to streamline its corporate structure and better control its operating entities. In conjunction with such decision, Jiangsu Yanggu, the VIE, will transfer all the equity interests of its wholly owned subsidiaries, namely Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) to WOFE and the Company will terminate the Equity Pledge Agreement by and among the WFOE, Jiangsu Yanggu and Jiangsu Yanggu’s shareholders to release the pledged shares of Jiangsu Yanggu to its shareholders.

On October 20, 2025, the Company, Jiangsu Yanggu, Nanjing Rongke, Nanjing Yanqing, Nanjing Yanyu and shareholders of Jiangsu Yanggu entered into an Equity Restructuring for VIE Structure Dissolution and Termination Agreement of VIE Agreement (“VIE Termination Agreement”). Pursuant to the VIE Termination Agreement, the parties agreed: (i) Jiangsu Yanggu will transfer all the equity interests of Nanjing Yanqing and Nanjing Yanyu to WOFE for RMB 0 (the “Equity Transfer”) and (ii) all VIE-related agreements, namely the Technical Consultation and Service Agreement, the Equity Pledge Agreement, as amended, the Equity Option Agreement, as amended and the Voting Rights Proxy and Financial Supporting Agreements, shall be immediately terminated, with all rights and obligations permanently extinguished, effective from the date of Equity Transfer which is the date of completion of business registration change for such Equity Transfer (the “Termination”). On November 11, 2025, Jiangsu Yanggu completed the Equity Transfer of 100% ownership of Nanjing Yanyu and Nanjing Yanqing to WOFE. Upon completion of the Equity Transfer and execution of the VIE Termination Agreement, the Company owns the equity interests in its operating entities in China through direct ownership instead of through the VIE structure.

The Company’s corporate structure prior to the deconsolidation of VIE was as follows:

The Company’s corporate structure as of December 31, 2025 was as follows:

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Subsidiaries:
China International Assets and Equity of Artworks Exchange Limited (“International Culture”)	● A Hong Kong company ● Incorporated on November 22, 2013, commenced operations in March 2018. ● Engages in providing an online platform that facilitates e-commerce of collectible and artwork trading	100%

HKDAEx Limited (“HKDAEx”)	● A Hong Kong company ● Incorporated on April 18, 2018 ● Engages in providing an online platform that facilitates e-commerce of certain commodities trading	100% Disposed in December 2024*

Oriental Culture BVI	● A British Virgin Islands company ● Incorporated on December 6, 2018	100%

Oriental Culture HK	● A Hong Kong company ● Incorporated on January 3, 2019	100% owned by Oriental Culture BVI

WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 7, 2019 ● Holding company of Nanjing Yanyu and Nanjing Yanqing	100% owned by Oriental Culture HK

Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”)	● A PRC limited liability company ● Incorporated on June 7, 2018 ● Provides support services to Jiangsu Yanggu, International Culture, HKDAEx, Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu

Nanjing Yanqing Information Technology Co., Ltd. (“Nanjing Yanqing”)	● A PRC limited liability company ● Incorporated on May 17, 2018 ● Holding company of Kashi Longrui and Kashi Dongfang	100% owned by Jiangsu Yanggu

Kashi Longrui Business Management Service Co., Ltd. (“Kashi Longrui”)	● A PRC limited liability company ● Incorporated on July 19, 2018 ● Operating entity provides marketing services	100% owned by Nanjing Yanqing

Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”)	● A PRC limited liability company ● Incorporated on August 29, 2018 ● Operating entity provides listing and warehouse services	100% owned by Nanjing Yanqing

Hainan Yanqing Information Technology Co., Ltd. (“Hainan Yanqing”)	● A PRC limited liability company ● Incorporated on June 26, 2025 ● Doesn’t have any operation.	100% owned by Nanjing Yanqing

Fromer VIE:
Jiangsu Yanggu	● A PRC limited liability company ● Incorporated on August 23, 2017, commenced operations in March 2018. ● Disposed on November 11, 2025	Former VIE of WFOE

*	The Company disposed HKDAEx in December 2024 and recognized $25,098 gain on this disposal. As the disposal of HKDAEx does not represent strategic change according with ASC 360, the Company did not report such disposals as discontinued operations.

Note 2 – Liquidity risk and going concern

As reflected in the accompanying condensed consolidated financial statements, the Company reported consecutive years of net loss of $3,857,970, $2,433,536 and $3,598,480 for the years ended December 31, 2025, 2024 and 2023, respectively. In assessing its liquidity, management monitors and analyzes the Company’s working capital and cash flow requirements, its ability to generate sufficient cash inflows, and manage its operating and capital expenditure commitments.

On December 11, 2025, the Company entered into a sales agreement with a sales agent (“AGP”) with respect to an at-the-market offering program (“ATM Program”) under which the Company may, from time to time in its sole discretion, issue and sell through AGP, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share. On April 17, 2026, the Company and AGP agreed to terminate the Sales Agreement and the ATM Program, effective immediately (the “Termination”). As of April 17, 2026, the Company had sold 1,888,895 ordinary shares (post share consolidation) under the ATM program pursuant to the Sales Agreement and the aggregate gross proceeds from the ATM program were approximately $32.9 million.

Based on the Company’s latest cash flows projection, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its working capital requirement for at least 12 months through December 31, 2026.

The accompanying condensed consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the SEC.

Principles of consolidation

Prior to the deconsolidation of VIE, the consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE and subsidiaries of the VIE. Following the dismantling of the VIE structure in November 2025, the consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

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

Translation adjustments are included in accumulated other comprehensive income. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2025 and December 31, 2024 were translated at RMB 7.03 and RMB 7.19 to one U.S. dollar (USD), respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2025, 2024 and 2023 were RMB 7.14, RMB 7.12 and RMB 7.05 to one USD. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2025 and 2024 were translated at HKD 7.78 and HKD 7.77 to one USD, respectively. The average translation rates applied to the consolidated statements of income and cash flows for years ended December 31, 2025, 2024 and 2023 were HKD 7.80, HKD 7.80 and HKD 7.83 to one USD, respectively. The shareholder’s equity accounts were translated at their historical rates. Amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Fair value measurement

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the fair value of financial instruments. fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology that are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, due from related parties, prepaid expenses and other current assets, accounts payable, deferred revenue, taxes payable, due to related parties, and other payables and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The Company measured its short-term investments at fair value. As of December 31, 2025, the Company held investments in one private securities fund that primarily invests in fixed-income assets such as bonds and deposits. The private securities fund was redeemable as of December 31, 2025 and measured using Level 2 inputs.

As of December 31, 2024, the Company held one structured deposit and two bank wealth management products. The Company also invested in three wealth management products, which are entrusted to a third-party investment advisor for management. The Company terminated the investment agreements and withdrew the invested funds in 2025. All investments motioned above were measured using Level 2 inputs.

Fair value disclosure:

		December 31, 2025 Fair Value
	Cost	Level 1	Level 2	Level 3
Private securities fund	$3,015,800	$-	$3,015,800	$-
Total	$3,015,800	$-	$3,015,800	$-

		December 31, 2024 Fair Value
	Cost	Level 1	Level 2	Level 3
Structured deposit (restricted)	$9,042,346	$-	$9,042,346	$-
Wealth management products	7,046,902	-	7,046,902	-
Total	$16,089,248	$-	$16,089,248	$-

Cash and cash equivalents

The Company’s cash and cash equivalents includes cash on hand. demand deposits in accounts maintained with commercial banks and time deposit. Time deposit, as a component of cash equivalents, has an original maturity of within 3 months, with high liquidity and minimal value fluctuation risk, and can be withdrawn at any time without additional costs. The Company maintains its bank accounts in mainland China, Hong Kong and the United States. In accordance with China’s Deposit Insurance Regulation that became effective in May 2015, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately $70,000) for each bank in China.

Restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Company’s consolidated balance sheets. The Company’s restricted cash consisted of cash pledged as security for banker’s letter of guarantee. The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash and presented restricted cash within the ending cash and restricted cash balances on the Company’s consolidated statements of cash flows for the periods presented.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each a shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong with a charge of illegal business operation of Nanjing Jinwang, a company controlled by Mr. Gao and Mr. Kong. On July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui, Kashi Dongfang, and Nanjing Yanyu, all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the VIE of the Company in China because they, each had business relationship with Nanjing Jinwang. On May 5, 2025, Nan County People’s Procuratorate (“NCPP”) filed with the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Nanjing Jinwang, a related party of the Company. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm. All customers can freely transfer their deposits and make their withdrawals based on their actual needs.

The total restricted cash was nil and $6,475,274 as of December 31, 2025 and 2024, respectively.

Restricted investment

Restricted investments refer to investments held by the Company whose use or disposal is subject to external constraints (such as requirements from creditors, grantors, laws and regulations) or internal agreements. Such restrictions change the availability of assets, which cannot be freely used for the Company’s daily business activities. The Company accounts for restricted investments in accordance with the relevant provisions of US GAAP, mainly following the requirements of Accounting Standards Codification(“ASC”) 320 “Investments in Debt Securities”, ASC 321 “Investments in Equity Securities” and ASC 820 “Fair Value Measurement”.

In connection with the legal matter as discussed in Restricted cash, all short-term investments issued by Ping An Bank, which amounted to $10,794,296 as of December 31, 2024 were reported as restricted investment.

Short-term investments

The Company’s short-term investments mainly consist of investment in private securities funds, structured deposits and wealth management products. Private securities investment funds is a pooled investment vehicle that collects capital from a limited number of accredited investors or qualified institutional buyers and invests primarily in securities such as stocks, bonds, derivatives, and other financial instruments. These funds are often structured as limited partnerships, limited liability companies, or offshore entities, and are managed by professional investment advisors. Structured deposits include deposits raised by commercial banks embedded in financial derivatives with maturities of less than one year. The product is linked to financial assets such as interest rates, foreign exchange rates, indices or credit rating of an entity. Wealth management products issued by commercial banks include wealth management products that can be redeemed at any time and wealth management products with maturities of less than one year.

The Company accounts for its short-term investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in consolidated statements of operations. Net realized and unrealized holding gains and losses for short-term investments are included in net investment income in the consolidated statements of operations. The Company elected the fair value method to measure its short-term investments.

Expected credit losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

The Company maintains an allowance for expected credit losses in accordance with ASC 326 and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Prepaid expenses

Prepaid expenses mainly include employee advances, such as travel advance, advance to purchase office supplies in the normal course of business and certain short-term deposits.

Inventory

Inventory is stated at the lower of cost or net realizable value. The Company’s inventory includes liquor for future sales. On an annual basis, inventory is reviewed for potential write-downs for estimated obsolescence or unmarketable inventory which equals the difference between the costs of inventory and the estimated net realizable value, the estimated selling prices in the ordinary course of business. As of December 31, 2025 and 2024, the Company had inventory of $567,513 and $1,231,335, respectively. There was no allowance for inventory as of December 31, 2025 and 2024.

Other receivable - related party

Other receivables- related parties refer to the amounts owed to the Company by related parties, excluding trade receivables. The Company accounts for such receivables in accordance with the relevant provisions of ASC 310 “Receivables” and ASC 850 “Related Parties”. The Company regularly assesses the recoverability of other receivables from related parties and accrues credit impairment provisions in accordance with the expected credit loss model. Impairment losses arising from uncollectible amounts are recognized in the consolidated income statement.

The Company’s related party balances primarily consist of receivables due from Yanggu. Yanggu was formerly the Company’s VIE. Following the dismantling of the VIE structure in November 2025, Yanggu ceased to be consolidated into the listed group and became a related party outside the scope of the Company’s consolidation. During the existence of the VIE structure, the Company maintained centralized fund management. The significant balances arising from advances for daily operations and working capital allocations between Yanggu and various subsidiaries within the Company were all normal internal fund flows. As of December 31, 2025, the balance of other receivables- related party due from Yanggu was $20,360,293. As of the date of this report, $17,909,805 of this balance has been recovered.

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

Impairment of long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the asset based on the undiscounted future cash flows the asset is expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $1,350,000, $356,676, and nil of impairment loss on intangible assets, respectively.

Cost method investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary. The Company’s investment of 18% ownership of Zhongcang Warehouse Co., Ltd. was $497,218 and $486,179 as of December 31, 2025 and 2024, respectively, and is accounted for using the cost method.

In March 2022, the Company’s VIE Jiangsu Yanggu entered into an equity subscription agreement to purchase  11.875% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd. (“JYLJ”), a company incorporated in the PRC, which primarily engages in wine and alcohol product merchants and customers, as well as product launch, brand showcase, marketing and promotion and it is currently in the process of developing a “Wine and Spirits” metaverse, and the amount raised through increase of share capital are mainly used for this development. JYLJ’s total registered capital is RMB 60 million (approximately USD 9.2 million). Jiangsu Yanggu’s subscription amount is RMB 6 million and RMB 3 million was paid in March 2022. The remaining RMB 3 million is to be paid upon further resolution from the board of JYLJ. As of February 25, 2025, Jiangsu Yanggu owned approximately 10.15% equity interest of JYLJ due to certain dilution by new investment in JYLJ since its subscription and transferred its entire equity interest in JYLJ to Nanjing Yanqing and no longer holds any shares in JYLJ since February 25, 2025. As of December 31, 2025 and 2024, the Company’s investment in JYLJ was $426,816 and $417,339, respectively, and is accounted for using the cost method.

The Company’s cost method investments are as follows:

	As of December 31,
	2025	2024
Zhongcang Warehouse Co., Ltd.	$497,218	$486,179
Beijing Jiu Yu Ling Jing Technology Co., Ltd.	426,816	417,339
Total cost method investments	$924,034	$903,518

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment loss is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated in fair value. No events have occurred that indicated a decline in fair value that is other-than-temporary for the years ended December 31, 2025 and 2024.

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

The Company derives its revenues from service contracts with its customers with revenues being recognized upon performance of services. Persuasive evidence of an arrangement is demonstrated via service contracts and invoices; and the consideration to the customer is fixed upon acceptance of the sales contract. At times, the Company offers incentives and rebates to its customers directly and the Company accounts for these incentives payable to customers as a reduction of the contract price.

The Company’s revenues are recognized when all performance obligations are satisfied. The Company’s commission expenses to its sales agents are expensed when incurred.

The Company is an online provider of collectibles and artwork e-commerce services, which allows artists and art dealers and owners to access the art trading market with a wider range of artwork investors through the Company’s platforms. The Company facilitates trading by individual and institutional customers of artwork, collectibles and commodities on its online platforms. In addition to collectibles and artwork, the Company has expanded its platform to trade commodities, principally teas.

The Company generates revenue from its services in connection with the trading of artwork and commodities on its platforms, primarily consisting of listing service fees, transaction fees, marketing services fees and other revenues collected from traders (the Company’s customers).

The Company has cooperative agreements with third parties who are experts and possess new ideas and resources for collectibles/commodities business to co-develop certain niche markets (such as vintage coins and teas) to be traded on the Company’s online platforms. These parties are required to place a security deposit with the Company until termination of the cooperative agreements and deposit amounts will need to increase as the trading volume increases. Revenue generated from these niche markets will be shared between the Company and these parties based on pre-agreed rates and trading volume. The Company accounts for the portion of revenue that needs to be reimbursed to the third parties as a reduction of total contract revenue to be received from customers. There were no reduction of revenue and payables to these parties for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Transaction fees

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

In 2018, the Company started a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings along with the regular listing services fees. If a customer does not have any reward points, he/she can purchase them from other customers on our platform. The Company does not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and the Company charges a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. There is no liability for unredeemed awards. Transaction fee revenue from the trading of reward points amounted to approximately nil, $61 and $1,800 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Predetermined transaction fees received in advance of the specified service period are recorded as deferred revenue.

Marketing service fees

Marketing service fees are usually collected after the Company completes its services and includes the following type of services:

(1)	For certain marketing service agreements, the Company promises to assist its customer in connection with his/her listing and trading of his/her collectible/artwork or commodities on the Company’s platforms, which mainly includes consultation and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on the Company’s platforms. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

(2)	Marketing service agreements also includes providing promotional services for customers’ items as where to place ads on well-known cultural and art exchange websites in China to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs.

The marketing service fees are charged based on the type of listing session that the customer applies for and whether the customer has listed and sold collectibles on other platforms before, and they are not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of the performance obligation.

Account management fees

Account management fees are charged as a fixed monthly fee per customer account for providing continuous account maintenance and management services. The transaction price is a fixed monthly amount per account as stipulated in the customer agreement, with no variable consideration. The Company’s performance obligation is to provide ongoing account management services over the monthly service period. Customers explicitly agree to the fee policies and related performance obligations upon account opening and registration on the platform. Account management fees are recognized over time on a straight-line monthly basis as the performance obligation is satisfied.

Warehousing service fees

Warehousing service fees are charged for providing professional storage and preservation services for customer’s collectibles held on the platform. The transaction price is calculated daily based on the listed reference price of the collectible, a fixed daily rate, and the quantity of collectibles held by the customer. The Company’s sole performance obligation is to provide continuous warehousing and preservation services over the agreed service period. Customers explicitly agree to the fee policies and related performance obligations upon account opening and registration on the platform. Warehousing service fee revenue is recognized over time on a daily basis as the performance obligation is satisfied, as the customer receives and consumes the benefits of the warehousing services simultaneously as the Company performs them.

The Company acts as the principal for both account management services and warehousing services and recognizes related revenue on a gross basis. Any fees received in advance of the service period are recorded as deferred revenue and recognized over the corresponding service period.

System maintenance and technical support service fees

System maintenance and technical support services primarily consist of system development and maintenance, platform operation technical support, IT infrastructure support and data processing and data services. Such fees are mainly fixed monthly charges. Revenue is recognized evenly over the related service period on a straight-line basis as the services are provided.

The Company disaggregated its revenue into the following categories:

	Years Ended December 31,
	2025	2024	2023

Listing service fees	$17,204	$103,807	$457,176
Transaction fees	184,701	296,379	806,794
Marketing service fees	87,331	156,995	166,444
Account management fees	861,347	-	-
Warehousing service fees	209,966	-	-
System maintenance and technical support service fees*	528,299	65,509	149,644
Total	$1,888,848	$622,690	$1,580,058

*	Of the totals, $528,299, $54,633 and $144,609 for the years ended December 31, 2025, 2024 and 2023, respectively, were from related parties.

Deferred revenue

Payments received from customers before all the relevant criteria for revenue recognition are recorded as deferred revenue.

	As of December 31,
	2025	2024

Beginning balance	$78,427	$181,930
Customer advances	111,542	558,603
Recognized as revenues	(111,030)	(650,332)
Reclassified to other payables	(76,879)
Effect of exchange rates	1,781	(11,774)
Ending balance	$3,841	$78,427

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

Website advertising expenses which are included in selling and marketing expenses to related party were nil and nil for the years ended December 31, 2025 and December 31, 2024, respectively.

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

The Company reviews for impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. As of December 31, 2025, there was no ROU and lease liabilities as the Company did not have any outstanding operating leases.

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

Preferred shares

Preferred share is classified as permanent equity within stockholders’ equity. Preferred stock issued for services is measured at fair value on the grant date. The related share-based compensation cost is recognized over the requisite service or vesting period when performance or market conditions are met. Dividends on preferred stock are recorded as a reduction of retained earnings upon declaration. On January 23, 2025, the Company granted 12 million preferred shares to its Chief Operating Officer, all such shares were issued and registered on June 27, 2025.

Cashless warrants

The Company classifies cashless warrants as equity instruments in accordance with ASC 815-40. Cashless warrants are considered indexed to the Company’s own stock as they contain no exercise contingencies beyond fixed-for-fixed variables. The fair value of cashless warrants issued in private placements is estimated using the Black-Scholes model on the grant date and recorded in additional paid-in capital. No subsequent fair value adjustments are recognized for equity-classified cashless warrants.

Earnings (loss) per share (“EPS”)

Basic EPS are computed by dividing net income/loss available to shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares (outstanding warrants) were exercised and converted into ordinary shares. For the years ended December 31, 2025, 2024 and 2023, there were 1,343,182, 14,000,000, and 0 outstanding exercisable warrants, which were excluded from diluted net loss per share calculation, as the effect of their inclusion would be anti-dilutive.

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

For the years ended December 31, 2025, 2024 and 2023, the Company appropriated $22,990, $1,269, and $28,280, respectively to the statutory reserve fund. The Company has met the required maximum contributions to the statutory reserves for both of its operating entities in China, Kashi Dongfang and Kashi Longrui.

Employee benefits

Full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare benefits, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. The expenses for the plans were $10,599, $82,063, and $125,077 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Total revenues	$1,888,848	$622,690	$1,580,058
Less cost of revenues	270,828	182,181	405,628
Less significant segment expenses:
Selling and marketing:
Employee expenses	326,575	146,601	185,483
Commission expenses	-	30,328	225,846
Other selling and marketing expenses	-	30,913	206,782
General and administrative:
Employee expenses	262,121	560,611	707,216
Stock compensation expense	3,259,600	573,000	92,963
Depreciation and amortization expense	200,232	488,130	610,369
Professional expenses	594,614	1,090,632	2,725,164
Research and development expenses	-	107,727	-
Other general and administrative	274,329	505,374	521,726
General and administrative - related parties	-	104,391	234,289
Provision for expected credit losses	543,912	-	-
Other segment items:
Gain from short-term investments	(164,784)	(109,964)	(89,474)
Interest income	(672,697)	(763,190)	(372,199)
Impairment loss on intangible assets	1,350,000	356,676	-
Gain on deconsolidation of VIE	63,056	-	-
Other income, net	(324,825)	(247,277)	(290,088)
Income tax (benefit) expense	(110,031)	93	14,833
Segment net loss	$(3,857,970)	$(2,433,536)	$(3,598,480)

Recent accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU for its consolidated financial statements for its fiscal year of December 31, 2025.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. The reclassification had no effect on the reported results of operations.

Note 4 – Variable interest entity

On May 8, 2019, WFOE entered into Contractual Arrangements with Jiangsu Yanggu and its shareholders. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Jiangsu Yanggu and its subsidiaries as VIEs.

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

On January 28, 2021, WFOE entered into an Amended and Restated Equity Pledge Agreement, an Amended and Restated Equity Option Agreement, and an Amended and Restated Voting Rights Proxy and Financial Supporting Agreement (“Amended and Restated VIE Agreements”) with Jiangsu Yanggu and all shareholders of Jiangsu Yanggu in order to amend and restate the Equity Pledge Agreement, Equity Option Agreement, and Voting Rights Proxy and Financial Supporting Agreement originally entered by the parties in May, 2019 (“Original VIE Agreements”). The Amended and Restated VIE Agreements were made principally to reflect a change of the share ownership of Jiangsu Yanggu as a result of the transfer by Mr. Weipeng Liang of his 10% equity interest in Jiangsu Yanggu to Ms. Yuanyuan Xiao on January 28, 2021. Except for the change of the share ownership of Jiangsu Yanggu due to such equity transfer, there are no other changes to the terms of the Original VIE Agreements.

On October 20, 2025, WFOE entered into a Termination Agreement for VIE Agreements with Jiangsu Yanggu due to corporate restructuring. Pursuant to this agreement, Jiangsu Yanggu, the Company’s variable interest entity, transferred all equity interests of its wholly owned subsidiaries, Nanjing Yanqing and Nanjing Yanyu, to WFOE on November 11, 2025. Effective from the date of equity transfer, the Company terminated the Equity Pledge Agreement between WFOE and Jiangsu Yanggu, thereby releasing the pledged shares of Jiangsu Yanggu to its shareholders.

The carrying amounts of the VIEs’ consolidated assets and liabilities are as follows:

	As of December 31,
	2025	2024

Current asset:	$-	$30,360,111
Property and equipment, net	-	8,647,932
Other noncurrent assets	-	950,084
Total assets	-	39,958,127
Total liabilities	-	(2,125,559)
Total net assets	$-	$37,832,568

	As of December 31,
	2025	2024
Current liabilities:
Accounts payable	$-	$1,417,587
Accounts payable – related parties	-	502
Deferred revenue	-	78,427
Other payables and accrued liabilities	-	615,970
Taxes payable	-	13,073
Total liabilities	$-	$2,125,559

The summarized operating results of the VIEs are as follows:

	Years Ended December 31,
	2025	2024	2023

Operating revenues	$659,571	$622,690	$1,580,058
Income (loss) income from operations	$659,397	$(1,156,651)	$(1,381,430)
Net income (loss)	$759,092	$(623,395)	$(923,214)

Note 5 – Deconsolidation of VIE

On October 20, 2025, the Company, Jiangsu Yanggu, Nanjing Rongke, Nanjing Yanqing, Nanjing Yanyu and shareholders of Jiangsu Yanggu entered into an VIE Termination Agreement. Pursuant to the VIE Termination Agreement, the parties agreed: (i) Jiangsu Yanggu will transfer all the equity interests of Nanjing Yanqing and Nanjing Yanyu to WOFE for RMB 0 (the “Equity Transfer”) and (ii) all VIE-related agreements, namely the Technical Consultation and Service Agreement, the Equity Pledge Agreement, as amended, the Equity Option Agreement, as amended and the Voting Rights Proxy and Financial Supporting Agreements, shall be immediately terminated, with all rights and obligations permanently extinguished, effective from the date of Equity Transfer which is the date of completion of business registration change for such Equity Transfer (the “Termination”). On November 11, 2025, Jiangsu Yanggu completed the Equity Transfer of 100% ownership of Nanjing Yanyu and Nanjing Yanqing to WOFE. Upon completion of the Equity Transfer and the Termination, the Company owns the equity interests in its operating entities in China through direct ownership instead of through the VIE structure.

As of the effective from the date of Equity Transfer and the Termination, the net assets of Jiangsu Yanggu were negative RMB 450,000. Since the shareholders of Jiangsu Yanggu did not require WFOE to provide compensation, the Company recognized a gain on the VIE deconsolidation of RMB 450,000 (approximately USD 63,000). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

December 31,
2025
Total current assets	$20,754,013

Total other assets	527,722

Total assets	21,281,735

Total current liabilities	(21,344,791)

Total gain on VIE deconsolidation	$63,056

Note 6 – Accounts receivables, net

The Company’s net accounts receivable are as follows:

	As of December 31,
	2025	2024
Trade receivable	$929,466	$42,012
Less: allowance for expected credit losses	(552,741)	(41,734)
Accounts receivable, net	$376,725	$278

The movement of allowance for expected credit losses for the years ended December 31, 2025 and 2024 was as follows:

	As of December 31,
	2025	2024
Balance at beginning of the year	$41,734	$42,357
Current period addition	543,912
Amounts written-off	(42,000)	-
Exchange differences	9,095	(623)
Balance at end of the year	$552,741	$41,734

In 2025, the Company wrote off $42,000 of uncollectible accounts receivable from prior years and recognized an allowance for expected credit losses of $543,912 against accounts receivable balances as of December 31, 2025. As of the date of this report, the Company collected $376,725 of the receivable as of December 31, 2025.

Note 7 – Inventory

In November 2024, WFOE purchased $1,231,335 of liquor for future sales and they were recorded as finished goods. As of December 31, 2025 and 2024, finished goods inventory represented liquor that was purchased from vendors.

As of December 31, 2025 and 2024, there was no allowance for obsolete inventory. There was no inventory being written-down during the years ended December 31, 2025 and 2024.

Note 8 – Other receivables and prepaid expenses

Other receivables consist of the following:

	As of December 31,
	2025	2024

Rent and other deposits	$189,356	$74,075
Employee advances and others	-	81,732
Prepaid VAT taxes	85,835	240,713
Prepaid consulting fee	16,000	74,404
Platform fund receivable*	-	602,320
Others	11,067	-
Total other receivables and prepaid expenses	$302,258	$1,073,244

*	Funds held in trading platform trust account entrusted with Nanjing Jinwang, who was a related party as of December 31, 2023 since the Company’s then 10.7% shareholder Mr. Huajun Gao and Mr. Aimin Kong owned and controlled Nanjing Jinwang. As a result of the Company’s $14 million equity financing on May 31, 2024, Mr. Huajun Gao and Mr. Aimin Kong only owns 2.6% beneficial interest of the Company, therefore transaction with Nanjing Jinwang was not considered related party transactions as of December 31, 2024. The funds are unrestricted as to immediate withdrawal and use after the Company’s customers completed the necessary administrative procedures from the platform. The Company normally make withdraw monthly. All such funds were fully recovered as of December 2025.

Note 9 – Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2025	2024

Office and electronic equipment	$117,411	$289,764
Vehicle	495,492	484,491
Office building	8,362,432	8,176,766
Office building improvement	864,897	845,694
Less: accumulated depreciation	(1,326,557)	(1,148,783)
Total	$8,513,675	$8,647,932

Depreciation expense for the years ended 2025, 2024 and 2023 was $325,341, $288,862, and $340,296, respectively.

Note 10 – Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2025	2024

Artwork trading platform	$152,571	$152,877
Software	64,722	1,642,113
Copyright	69,064	67,531
Less: accumulated amortization	(280,149)	(315,956)
Total	$6,208	$1,546,565

Amortization expenses for the years ended 2025, 2024 and 2023 was $166,790, $324,405, and $314,413, respectively.

In 2024, the Company purchased a set of digital currency software (the “Software”) with a total purchase price of $1,500,000 for the intended cryptocurrency trading business, and the Software was fully developed upon purchase. As of December 31, 2025, the carrying amount of the Software in the Company’s financial books was $1,350,000. In 2025, virtual digital currency businesses faced stringent regulatory oversight in China, as the government upheld its prohibitionist policy toward cryptocurrencies. In February 2026, the relevant regulatory authority of the PRC explicitly stipulated that virtual digital currency-related businesses are deemed illegal financial activities within the territory of China. As of December 31, 2025, due to regulatory restrictions, the underlying cryptocurrency business of the Software cannot be launched, the Software has lost its usable functions, and there is no expected disposal value or related cash inflows from disposition. Accordingly, the undiscounted future cash flows expected to be generated from the use and eventual disposition of the Software are determined to be $0. Since the carrying amount of the Software significantly exceeds the undiscounted future cash flows, the asset was considered unrecoverable and an impairment loss was recognized. Impairment loss on intangible assets for the years ended December 31, 2025, 2024 and 2023 was $1,350,000, $356,676 and nil, respectively.

The future amortization is as follows:

Twelve Months Ending December 31,	Estimated Amortization Expense
2026	4,966
2027	1,242
Total	$6,208

Note 11 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of December 31,
	2025	2024
Security deposits payable*	$156,518	$153,043
Salary payable	203,382	94,463
Rent deposit	42,287	50,903
Transaction costs payable**	-	300,000
Utilities expense	13,907	-
Review and valuation fee	7,398	-
Others	76,885	17,931
Total	$500,377	$616,340

*	The Company signed cooperation agreements with third parties to co-develop a niche market for its online platforms. The Company provides its platforms and users to promote products provided by third party developers. Revenue generated from the niche markets will be shared between the Company and these parties. These third-party developers also guarantee certain sales volume yearly and the security deposit will be paid to the Company to make up for the sales target shortfalls at the end of the year. Any remaining security deposits will be returned to these parties upon dissolution of the cooperation agreements. The Company returned approximately nil and recognized approximately nil of deposits for target shortfalls as revenue for the years ended December 31, 2025, 2024 and 2023.

**	Pursuant to the financing consultant agreement signed in April 2024 between the Company and China Stamp Trading Center Co., Ltd (“China Stamp”), the Company would pay $300,000 in cash and issue 3% of the total number of shares, which was 840,000 shares, for financing services rendered in the Private Placement (see Note 14), to be paid within 50 business days after the approval of the Form F-3 filed with SEC by the Company. As of December 31, 2024, transaction costs payable amounted to $300,000. The payable was settled in May 2025.

Note 12 – Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Oriental Culture HK established in Hong Kong is subject to a 16.5% income tax on taxable income generated from operations in Hong Kong. Payments of dividends from Oriental Culture HK to us are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception through December 31, 2025, and therefore is not subject to any income taxes in Hong Kong.

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

Kashi Longrui and Kashi Dongfang were formed and registered in Kashi in Xinjiang Province, China in 2018. These companies have received an exemption and will not be subject to income tax for 5 years, which expired on December 31, 2022. As of December 31, 2025 and 2024, the Company did not record any deferred tax liabilities in light of (1) its compliance with PRC EIT Law in making payments of enterprise income tax; and (2) Jiangsu Yanggu’s inability to pay its net profits to WFOE under the VIE agreement without the Company’s determination. However, any changes with the current effective PRC Tax laws and regulations could result in the Company paying more enterprise income tax, which would materially and adversely affect the operating and financial performance of the Company.

Tax savings for the years ended December 31, 2025, 2024 and 2023 amounted to approximately nil for all periods presented. The Company’s basic and diluted earnings per share would have been lower by nil per share for each of those years, without the preferential tax exemption.

The Company’s loss before income taxes includes the following for the years ended December 31.

	2025	2024

Non-PRC operations	$(5,426,050)	$(1,822,828)
PRC operations	1,458,049	(610,615)
Loss before income taxes	$(3,968,001)	$(2,433,443)

Income tax (benefit) expense was comprised of the following for the years ended December 31.

	2025	2024

Current tax expense	$25,947	$93
Deferred tax income (benefit)	(135,978)	-
Total income tax (benefit) expense	$(110,031)	$93

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the years ended December 31.

	2025		2024
PRC statutory tax rate	$(991,789)	25%	$(608,361)	25.0%
Effect of PRC preferential tax rate and tax exemption	(127,852)	3.2%	-
Non-PRC entities not subject to PRC tax	1,356,301	(34.2)%	455,707	(18.7)%
Allowance for deferred tax assets	-	-	152,747	(6.3)%
Net operating loss	(337,191)	8.6%	-	-
Others	(9,500)	0.2%	-	-
Income tax (benefit) expense and effective income tax rate	$(110,031)	(2.8)%	$93	-%

Deferred tax assets - China

The following table summarizes the significant components of deferred tax assets.

	As of December 31,
	2025	2024

Net operating losses	$980,192	$1,306,950
Allowance for credit losses	138,185	10,433
Less: valuation allowance	(980,192)	(1,317,383)
Deferred tax assets, net	$138,185	$-

The following table summarizes the changes in valuation allowance for deferred tax assets.

	As of December 31,
	2025	2024

Beginning balance	$1,317,383	$1,133,158
Additions	-	184,225
Reversals	(337,191)	-
Ending balance	$980,192	$1,317,383

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

The Company’s NOL was mainly from the Company’s VIE and its subsidiaries’ cumulative net operating losses (“NOL”) of approximately $1,868,693 and $4,029,000 as of December 31, 2025 and 2024, and will start expiring in 2026. Management believes projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Taxes payable consist of the following:

	As of December 31,
	2025	2024

VAT payable	$32,285	$12,444
Other taxes payable	1,345	763
Income taxes payable	26,368	291
Total	$59,998	$13,498

Note 13 – Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and equivalents. A depositor has up to RMB 500,000 (approximately $70,000) insured by the People’s Bank of China Financial Stability Bureau (“FSD”). As of December 31, 2025 and 2024, approximately $31,676,827 and $31,017,513 were deposited in a bank located in the PRC was not insured by FSD. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Customer concentration risk

One customer accounted for 100.0% of the Company’s accounts receivable as of December 31, 2025 and 2024, respectively.

All of the Company’s revenue was generated in the PRC. One customer accounted for 24.0% of the Company’s revenue for the year ended December 31, 2025. Two customers accounted for 14.7% and 10.5% of the Company’s revenue for the year ended December 31, 2024, and there was no concentration in revenue for the year ended December 31, 2023.

Vendor concentration risk

There is no accounts payable concentration for the years ended December 31, 2025. One vendor accounted for 41.4% of the Company’s accounts payable as of December 31, 2024.

There was no concentration in purchases for the year ended December 31, 2025. Three vendors, including a related party, accounted for 52.9%, 27.1% (related party), and 17.0% of the Company’s purchases for the year ended December 31, 2024. One vendor accounted for 15.8% of the Company’s purchases for the year ended December 31, 2023.

Note 14 – Related party transactions

a.	Other receivable – related party

	Relationship	Nature	December 31, 2025	December 31, 2024
Jiangsu Yanggu	The Company’s VIE prior to November 2025. Mr. Yi Shao, legal representative of Jiangsu YANGGU and holds a 5% equity interest, is also the CEO and director of the Company. Mr. Aimin Kong, holds a 20% equity interest, also services as the COO of the Company.	Receipts and payments on behalf of the Company*	$20,360,293	$-
Total			$20,360,293	$-

*	As of the date of this report, the Company has recovered RMB125,884,430 ($17,909,805) of receivables from Jiangsu Yanggu. The Company is pursuing the collection and settlement of the outstanding balance, which is expected to be fully settled by June 30, 2026.

b. Amounts due to related parties consist of the following:

	Relationship	Nature	December 31, 2025	December 31, 2024
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of Kashi Longrui	Payable for storage fees	$7	$502
Jiangsu Jinhanqi E-Commerce Co., Ltd. (Jiangsu Jinhanqi)	24.48% owned by Nanjing Culture, a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	Received deposits and advance service fees from customers	282,438	-
Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Advance service fees from customers	14,227	-
Total			$296,672	$502

c. Net revenues – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	The Period from January 1, 2024 to May 31, 2024	Year Ended December 31, 2023
Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	System maintenance and technical support service fees	$73,962	$12,824	$39,643
Kashi Jinwang Art Purchase E-commerce Co., Ltd.	100% owned by Nanjing Jinwang, a company controlled or owned by Huajun Gao and/or Aimin Kong, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	System maintenance and technical support service fees	-	41,809	104,966
Jiangsu Jinhanqi	24.48% owned by Nanjing Culture，a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	System maintenance and technical support service fees	454,337
Total			$528,299	$54,633	$144,609

d. Cost of revenues – related party consists of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Zhongcang Warehouse Co., Ltd.	An 18% subsidiary of Kashi Longrui	Storage fees	$6	$21,075	$64,051

e. General and administrative expenses – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Nanjing Culture	Mr. Huajun Gao, the general manager and director of Nanjing Culture, and Mr. Aimin Kong, the vice chairman of Nanjing Culture, each a 2.6% beneficial shareholder of the Company from May 31, 2024 and 10.7% beneficial shareholder prior to May 31, 2024	Rent expense.	$-	$38,647	$146,924
HKFAEx	100% owned by the Company’s former Chairman	Accounting and business administration services.	-	$65,744	$87,365
Total			$-	$104,391	$234,289

f. Other income，net – related parties consist of the following:

	Relationship	Nature	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Jiangsu Jinhanqi E-Commerce Co., Ltd.	24.48% owned by Nanjing Culture，a company of which Mr. Huajun Gao serves as general manager and director, and Mr. Aimin Kong serves as vice chairman. Mr. Huajun Gao and Mr. Aimin Kong each held a 2.6% beneficial ownership interest in the Company from May 31, 2024, and a 10.7% beneficial ownership interest prior to such date.	Rental and property management fees, and car rental service fees	$325,766	$-	$-

The Company entered into a system maintenance and technical support service fees with Jiangsu Jinhanqi, to provide daily technical support, application software troubleshooting, software upgrades, and other related services in fiscal year 2025. During the year ended December 31, 2025, the Company recognized system maintenance and technical support service revenue of $528,299 from Jinhanqi.

During the years ended December 31, 2024 and 2023, HKDAEx paid approximately $66,000 and $87,000, respectively, to HKFAEx, a company owned by our chairman for accounting and business administration services.

The Company entered into a non-cancellable Office Premises Use Contract with Nanjing Culture which is controlled by Huajun Gao and Aimin Kong, each is a 10.7% beneficial shareholder of the Company, for an office from January 1, 2020 to December 31, 2020 with a monthly rental of approximately $14,000 including VAT taxes. The Company renewed the lease under the same terms from January 1, 2021 to December 31, 2021 and then renewed again to December 31, 2024. Nanjing Culture became a third party since June 2024. The monthly rent from January 2024 to May 2024 was renegotiated to approximately $7,700 per month. Total related party rental expense for the years ended December 31, 2025, 2024 and 2023 was approximately nil, $39,00 and $147,000, respectively.

For the year ended December 31, 2025, the Company provided office rental and car rental services to Jinhanqi. The Company recognized $156,226 as rental and property management service income and $169,540 as car rental income, which were recorded in other income.

Note 15 – Equity Transactions

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

The Company also agreed to pay a service fee to China Stamp which including $300,000 in cash and 840,000 shares of the Company’s ordinary shares pursuant to a financing advisory agreement in connection with the Private Placement. The 840,000 shares were valued at the market price of $1.0 and amounted to $840,000. The Company accounted for the total commission of $1,140,000 as transaction costs to the private placement and recorded as a reduction of the Company’s additional paid in capital. The Company issued the 840,000 shares in January 2025.

In November 2025, the shareholders and the Board of Directors of the Company approved a share capital increase. The authorized share capital of the Company was increased from $50,000 to $500,000. The number of authorized ordinary shares was increased from 180,000,000 shares to 1,980,000,000 shares. The capital increase amounted to $450,000, represented by the creation of 1,800,000,000 additional ordinary shares with a par value of $0.00025 per share. This increase was approved to support the Company’s future capital deployment and business development needs. The authorized preferred shares remain unchanged.

Share Consolidation

On December 30, 2025, the Board of Directors of the Company approved the authorization for share consolidation. Pursuant to such authorization, the Board of Directors determined to effect a share consolidation at a ratio of one-for- two hundred and twenty, with fractional shares rounded up. The pre-split Ordinary Share has a par value of $0.00025 and the post-split Ordinary Share will have a par value of $0.055. The Company’s ordinary shares commenced trading on the NASDAQ Stock Market on a post-consolidation basis effective January 16, 2026.

On April 3, 2026, the Board of Directors of the Company approved the authorization for share consolidation. Pursuant to such authorization, the Board of Directors determined to effect a share consolidation at a ratio of one-for-three, with fractional shares rounded up. The pre-split Ordinary Share has a par value of $0.055 and the post-split Ordinary Share will have a par value of $0.165. The Company’s ordinary shares commenced trading on the NASDAQ Stock Market on a post-consolidation basis effective April 27, 2026.

Issuance of ordinary shares via ATM (at-the-market) transaction

On December 11, 2025, the Company entered into a sales agreement with A.G.P./Alliance Global Partners (“AGP”), with respect to an at-the-market offering program (“ATM Program”), under which the Company may, from time to time in its sole discretion, issue and sell through AGP, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share. As of December 31, 2025, the Company sold 99,618 ordinary shares via the ATM Program under the sales agreement and raised $14,055,817 in net proceeds. As of April 17, 2026, the Company had sold 1,888,895 Ordinary Shares under the ATM program pursuant to the Sales Agreement and the aggregate gross proceeds from the ATM program were approximately $32.9 million. Share numbers are retroactively adjusted to reflect the two share consolidations of the ordinary shares of the Company in January 2026 and April 2026. Upon and after the termination, no more ordinary shares were sold under the ATM program.

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

The assumptions used for the Black-Scholes option pricing model are as follows at issuance:

Expected life (years)	2.0
Risk-free interest rate	4.89%
Expected volatility	105.7%
Expected dividend yield	0

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021	120,000	$30.00
Issued	-	-
Exercised	-	-
Expired	120,000	30.00
Warrants outstanding, as of December 31, 2022	-	-
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2023	-	-
Issued	14,000,000	0.50
Exercised	-	-
Expired	-	-
Warrants exercisable, as of December 31, 2024	14,000,000	0.50
Issued	-
Exercised	12,656,818	0.00
Expired	-
Warrants exercisable, as of December 31, 2025	1,343,182	$0.00

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

WFOE and Jiangsu Yanggu PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, WFOE and Jiangsu Yanggu PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange (“SAFE”).

As a result of the foregoing restrictions, WFOE and Jiangsu Yanggu PRC entities are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict WFOE and Jiangsu Yanggu PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the net assets of WFOE and Jiangsu Yanggu PRC entities, which was $38,814,025.

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

On April 28, 2025, the Company granted stock awards of 500,000 ordinary shares, par value $0.00025, pursuant to the Plan, to five officers and employees of the Company and subsidiaries of its operating variable interest entity, including 100,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company. The Grants vested immediately on the grant date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 28, 2025. The total stock compensation for the year ended December 31, 2025 was $2,040,000, based on grant date fair value of $4.08 per share.

Compensation of Key Management Personnel

On January 23, 2025, the Board of the Directors of the Company held a meeting and approved the appointment of Mr. Aimin Kong as the Chief Operating Officer of the Company. At the Board meeting, the Board also designated and granted 12,000,000 preferred shares of the Company, par value $0.00005, to Mr. Aimin Kong or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder. On May 19, 2025, the Board approved and ratified the Certificate of Designation in respect of the Preferred Shares (the “Certificate of Designation”) and Employment Agreement by and between Mr. Kong and the Company dated January 27, 2025, which includes certain vesting and earn-out terms of the 12,000,000 Preferred Shares (the “Employment Agreement”). The issuance of such Preferred Shares is subject to the shareholders’ approval according to the Employment Agreement.

Pursuant to the terms of the Employment Agreement, (i) the 12,000,000 Preferred Shares are divided into two parts of a grant of 4,000,000 Preferred Shares shall vest without earn out requirement and a grant of 8,000,000 Preferred Shares shall vest upon the fulfilment of the earn out terms; (ii) the expiration date of the grant is January 26, 2030; (iii) the Preferred Shares to be granted are divided into three parts of 4,000,000 Preferred Shares each. The first 4,000,000 shares shall vest on the date of the Employment Agreement and the second and third parts, totaling 8,000,000 shares, are subject to the following four vesting terms. When any one of the condition is met, the 4,000,000 Preferred Shares of the second part will be vested on such date and when any one of the remaining three condition is met again, the final 4,000,000 Preferred Shares corresponding to the third part will be vested on such date; (iv) the four vesting terms are (a) based on the annual revenues of the Company’s 2024 financial statements, when the annual revenue in 2025 reaches two times of the annual revenue in 2024, or when the annual revenue in any of the four years from 2026 to 2029 reaches to three times of the annual revenue of 2024, the grant shall vest in the first year that the above conditions are met; (b) based on the annual profit/loss in the financial statements of 2024, if the annual profit/loss in 2025 reduces the loss by $1 million comparing to that of 2024, or if the annual profit/loss in 2026 reduces the loss by $1.5 million comparing to that of 2024, or if in any of the three years between 2027 and 2029 that the Company turns into profitable, the grant shall vest in the first year in which the above conditions are met; (c) if the average of the total market capitalization of the Company for 20 consecutive trading days for the first time reaches or exceeds two times of the closing total market capitalization of the Company (total market capitalization: $20,797,661) as of January 23, 2025, the date on which the grant of Preferred Shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (d) the average of the total market capitalization of the Company for 20 consecutive trading days of the Company reaches or exceeds 3 times of the closing total market capitalization (total market capitalization: $20,797,661) as of January 23, 2025, the date on which the grant of preferred shares under the Employment Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled; and (v) the issuance of Preferred shares shall be subject to the approval of the shareholders at a general meeting of the Company.

On June 27, 2025, the Company held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders. At the Extraordinary Meeting, the shareholders of the Company approved that 12,000,000 preferred shares of par value $0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement. On June 27, 2025, the Company confirmed that vesting conditions have been met and issued 12,000,000 Preferred Shares to Hao Shun Investments Limited, a BVI company wholly owned by Mr. Aimin Kong. On February 3, 2026, Mr. Aimin Kong transferred 35% equity interest of Hao Shun Investments Limited to Oriental Culture Investment Development Ltd., a BVI company wholly owned by Mr. Aimin Kong and 30% equity interest of Hao Shun Investments Limited to Oatto Holdings Ltd., a Canadian company wholly owned by Junci Kong, daughter of Aimin Kong.

Note 16 – Other income, net

Other income, net was as follows:

	Years Ended December 31,
	2025	2024

Office rental income, net	11,188	246,273
Property management service income, net	102,919	50,421
Car rental income, net	169,540	-
Income from liquor sales	23,877	-
Liquidated damages from cancellation of liquor sales contract cancellation	42,264	-
Loss on disposal of assets	(23,963)	(68,282)
Other non-operating (expense) income	(1,001)	18,865
Other income, net	$324,825	$247,277

Note 17 – Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each was a major shareholder of the Company, were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate (“NCPP”) approved the arrest of Mr. Gao and Mr. Kong, charging them with assisting in illegal online business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd. (“Nanjing Jinwang”) and prosecuted them to Nan County People’s Court (the “Court”) in August 2023.

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

Neither the Company nor its subsidiaries have received any notification for enforcement charges from Nan County Public Safety Bureau, other than cash and short-term investment in the frozen bank accounts relating to the Nanjing Jinwang investigation as described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE until January 23, 2025 when Mr. Kong was appointed as Chief Operating Officer of the Company.

The Court had the hearing in August 2023 and trial in January 2024 and both of Mr. Kong and Mr. Gao were released on bail waiting for the judgement of the Court since February 2024. On May 5, 2025, NCPP filed with the Court to withdraw the charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao due to lack of evidence to press the charges. On May 8, 2025, the Court ordered to grant the withdrawal of charges against Nanjing Jinwang, Mr. Kong and Mr. Gao by NCCP. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Nanjing Jinwang, a related party of the Company. On May 15, 2025, Nan County Public Safety Bureau unfroze the bank accounts of Kashi Longrui, Kashi Dongfang and Nanjing Yanyu. On May 28, 2025, NCCP determined it would not seek to file any charges against Nanjing Jinwang, Mr. Aimin Kong and Mr. Huajun Gao. The investigation and case have been officially closed according to the PRC counsel of the Company, Tahota (Nanjing) Law Firm. All customers can freely transfer their deposits and make their withdrawals based on their actual needs.

Lease commitments

The Company has three non-cancellable operating lease agreements for three office units. These lease agreements have lease terms expiring between January 2025 and December 2025 with a monthly rental of approximately $171, $1,284 and $1,924 respectively. Upon adoption of ASU 2016-02 on January 1, 2021, the Company does not have any leases that are over one year.

Rent expense for the years ended December 31, 2025,2024, 2023 and 2022 was $19,805, $93,925, $177,189 and $179,552, respectively.

Note 18 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date when the financial statements were issued. Based on this review, except as discussed below, the Company did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

Effective January 16, 2026, the Company’s ordinary shares were trading on a 1 for 220 post-share consolidation basis on the Nasdaq Capital Market with a par value of $0.055 per share.

On January 8, 2026, the Company’s Board of Directors approved a special cash dividend to all shareholders of the Company. The dividend amount was $0.05 per share. The record date for the special cash dividend was January 22, 2026 and the payment date was February 9, 2026. The special dividend will be paid on the post-consolidation basis after the one-for-two hundred and twenty share consolidation of the Company’s ordinary shares with a market effective date on January 16, 2026.

On March 20, 2026, the Company held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders.. At the Extraordinary Meeting, the shareholders of the Company approved the following ordinary resolutions: (i) the authorized share capital of the Company be increased from (a) share capital of $500,000 divided into 109,000,000 shares of which (x) 9,000,000 shares designated as ordinary shares with a par value of $0.055 per share and (y)100,000,000 shares designated as preferred shares with a nominal or par value of $0.00005 per share to (b) $5,505,000 divided into shares of which (x) 100,000,000 shares are designated as ordinary shares with a par value of $0.055 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 91,000,000 ordinary shares with par value of $0.055 per share (the “Share Capital Increase”); (ii) the approval and authorization to the Board for the future increase of the share capital and authorized shares of the Company at any one time or multiple times during a period up to two years after the date of the approval of the authorization by the shareholders of the Company, with the exact increased numbers of share capital and authorized shares and effective time as the Board may determine from time to time in its absolute discretion provided in no event the increased share capital shall exceed $500 million (the “Future Share Capital Increase”); and (iii) the registered address of the Company be changed to Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands (the “Address Change”). At the Extraordinary Meeting, the shareholders of the Company also approved a special resolution that the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&A”).

On December 11, 2025, the Company entered into a sales agreement with a sales agent (“AGP”), with respect to an at-the-market offering program (“ATM Program”), under which the Company may, from time to time in its sole discretion, issue and sell through AGP, acting as sales agent or principal, up to $200 million of ordinary shares of the Company, par value $0.00025 per share. On April 17, 2026, the Company and AGP agreed to terminate the Sales Agreement and the ATM Program, effective immediately (the “Termination”). As of April 17, 2026, the Company has sold approximately 1,888,895 ordinary shares under the ATM program pursuant to the Sales Agreement and the aggregate gross proceeds from the ATM program were approximately $32.9 million. Share numbers are retroactively adjusted to reflect the two share consolidations of the ordinary shares of the Company in January 2026 and April 2026. Upon and after the Termination, no more Ordinary Shares was sold under the ATM program.

On April 1, 2026, Nanjing Yanqing received the 2025 annual profit dividend distributed by JYLJ, in an aggregate amount of RMB 1,522,965 ($216,675).

On April 3, 2026, the Board approved another share consolidation with a ratio of one-for-three for authorized and issued ordinary shares and to round up the fractions of the issued consolidated shares resulting from the share consolidation. The Company’s ordinary shares began to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “OCG” on April 27, 2026. The share consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

As of the date of this report, the Company has recovered RMB125,884,430 ($17,909,805) of receivables from Jiangsu Yanggu, a related party.

On April 20, 2026, the Company entered into a Subscription Agreement (the “Agreement”) with Jade Cove, L.P., a Cayman Islands exempted limited partnership (“Jade Cove”). Jade Cove makes direct and indirect investments in internet technology companies in the fields of commerce, content and entertainment. Pursuant to the Agreement, the Company will make a subscription in an aggregate amount of $10,000,000 to acquire 66.67% interest in Jade Cove and will become a limited partner of Jade Cove and be bound by the partnership agreement.

Note 19 – Parent Company Information

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2025	2024
Assets

Current assets
Cash and cash equivalents	$28,494,997	$14,411,389
Short-term investments	3,015,800	5,256,000
Other current asset	24,686	67,529
Other receivable - intercompany	3,020,833	2,219,790
Total current assets	34,556,316	21,954,708

Other assets
Intangible assets	-	1,500,000
Investment in subsidiaries	39,631,125	37,324,008
Total other assets	39,631,125	38,824,008

Total assets	$74,187,441	$60,778,716

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	$-	$1,000,000
Other payables and accrued liabilities	128,317	300,007
Other payables - intercompany	9,420,442	9,569,397
Total current liabilities	9,548,759	10,869,404

Total liabilities	9,548,759	10,869,404

Commitments and Contingencies	-	-

Shareholders’ Equity
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, 12,000,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	600	-
Ordinary shares, $0.165 par value, 3,000,000 and 272,728 shares authorized, 151,873 and 31,048 shares issued, 148,960 and 28,135 shares outstanding as of December 31, 2025 and 2024, respectively*	25,054	5,118
Treasury shares, at cost, 2,913 shares issued as of December 31, 2025 and 2024, respectively*	(481)	(481)
Additional paid-in capital	47,537,432	29,712,151
Statutory reserves	178,303	155,313
Retained earnings	18,371,787	22,252,747
Accumulated other comprehensive loss	(1,474,013)	(2,215,536)
Total shareholders’ equity	64,638,682	49,909,312

Total liabilities and shareholders’ equity	$74,187,441	$60,778,716

*	The shares data are presented on a retroactive basis to reflect the 220 to 1 share consolidation and 3 to 1 share consolidation (Note 15).

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2025	2024	2023

Operating expenses	$(3,096,483)	$(1,579,979)	$(2,309,152)

Loss from operations	(3,096,483)	(1,579,979)	(2,309,152)

Other expenses	(761,487)	(853,557)	(1,289,328)

Net loss	(3,857,970)	(2,433,536)	(3,598,480)
Foreign currency translation adjustments	741,523	(479,801)	(560,679)
Comprehensive loss	$(3,116,447)	$(2,913,337)	$(4,159,159)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023

Net cash (used in) provided by operating activities	$(928,209)	$(1,761,029)	$181,835
Net cash provided by (used in) investing activities	1,256,000	(5,756,000)	-
Net cash provided by financing activities	13,755,817	6,998,517	345,210
Effect of exchange rate on cash and cash equivalents	-	(49,892)	-
Net increase (decrease) in cash and cash equivalents	14,083,608	(568,404)	527,045
Cash and cash equivalents, beginning of year	14,411,389	14,979,793	14,452,748
Cash and cash equivalents, end of year	$28,494,997	$14,411,389	$14,979,793